As confidentially submitted with the U.S. Securities and Exchange Commission on May 7, 2026.
This Amendment No. 1 to the draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission, and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Reformation Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5621 (Primary Standard Industrial Classification Code Number)	84-2302327 (I.R.S. Employer Identification Number)
5801 S. 2nd St.
Vernon, CA 90058
(213) 282-2025
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Hali Borenstein
Chief Executive Officer
5801 S. 2nd St.
Vernon, CA 90058
(213) 282-2025
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Laura Kaufmann Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 (212) 735-3000	Joshua Moore 5801 S. 2nd St. Vernon, CA 90058 (213) 282-2025	Michael Benjamin Sandy Kugbei Steven B. Stokdyk Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 (212) 906-1200
Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to completion, dated           , 2026
PRELIMINARY PROSPECTUS
Shares
Reformation Inc.
Common Stock

This is the initial public offering of shares of common stock of Reformation Inc. We are offering       shares of our common stock.
Prior to this offering, there has been no public market for our common stock. We expect the initial public offering price of our common stock will be between $      and $      per share. We intend to apply to list our common stock on      under the symbol “REF.”
We are an “emerging growth company” as defined under the U.S. federal securities laws, and, as such, have elected to comply with certain reduced public company reporting requirements for this registration statement and may do so in future filings.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 20 to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission or regulatory authority has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)
See “Underwriters” for additional information regarding underwriting compensation.

We have granted the underwriters the option, for a period of 30 days from the date of this prospectus, to purchase up to     additional shares of common stock from us at the initial public offering price less the underwriting discounts and commissions.
The underwriters expect to deliver the shares against payment in New York, New York, on or about           , 2026.
J.P. Morgan*	Morgan Stanley*
The date of this prospectus is           , 2026.

*
In alphabetical order.

Hi. We're **Reformation.**
Since 2009, we've been on a mission to save the planet and look damn good doing it.

We make beautiful, timeless womenswear
that **inspires confidence.**

Over the past 17 years, **we've built a beloved, culturally-resonant brand** designed to challenge traditional retail conventions.

Our **agile merchandising engine** enables us to create products that meet real-time customer demand, powered by a fast, responsive, and sustainable supply chain.

We take a unique, tech-forward approach to DTC selling, defined by our e-commerce experience and **Retail X™** store concept, which has reshaped how customers interact with our product and brand.

Tap to start

And we've proven that impressive financial and environmental results can coexist in fashion.

>1M
Active Customers

$507M
net revenue

+34%
net revenue CAGR (2015–2025)

$13M
net income, positive since 2018[1]

15.3%
Adj. EBITDA margin[2]

73%
average carbon saving per product vs. standard apparel

Note: All metrics represent 2025 unless otherwise stated. (1) Excludes 2020 due to COVID-19. (2) Adjusted EBITDA margin is a non-GAAP measure. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics and Non-GAAP Financial Measures" for a description of Adjusted EBITDA margin and a reconciliation of Adjusted EBITDA margin to the most directly comparable GAAP measure.

Through and including           , 2026 (the 25th day after the date of this prospectus), all dealers that effect transactions in these shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus we have prepared or that has been prepared on our behalf or to which we have referred you. Neither we nor any of the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus, or any free writing prospectus, as the case may be, or any sale of shares of our common stock. Our business, results of operations and financial condition may have changed since such date.
For investors outside the United States: neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States. See “Underwriters.”

i

ABOUT THIS PROSPECTUS
Industry and Market Data
This prospectus includes information and statistics regarding the industry in which we operate. We have obtained this information and statistics from various independent third-party sources, independent industry publications, reports by market research firms and other independent sources. In addition, some data and other information contained in this prospectus, including with respect to our business and operations and our total addressable market, are also based on management’s estimates and calculations, derived from our analysis, review and interpretation of internal surveys, including our July 2025 Customer Survey, as well as third-party reports, including a third-party report by a major consulting firm that we commissioned. Data regarding the industries in which we compete and our market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe they generally indicate size, position and market share within these industries. While we believe such information is reliable, we have not independently verified any third-party information. While we believe our internal company research, data and estimates are reliable, such research and estimates have not been verified by any independent source.
Market and industry data is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of such data. In addition, projections, assumptions and estimates of the future performance of the markets in which we operate are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us.
Trademarks, Service Marks, Trade Names and Copyrights
This prospectus contains references to trademarks and service marks which are our registered trademarks or service marks, or trademarks or service marks for which we have pending applications or common law rights. Trademarks, service marks, trade names and copyrights of other companies appearing in this prospectus are the property of their respective holders. Solely for convenience, the trademarks, service marks, trade names and copyrights are referred to in this prospectus without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we or other owner thereof will not assert, to the fullest extent under applicable law, our or such owner’s rights to these trademarks, service marks, trade names and copyrights. We do not intend our use or display of other companies’ trademarks, service marks, trade names or copyrights to imply a relationship with, or endorsement or sponsorship of us by, such other companies.
Non-GAAP Financial Measures
This prospectus contains certain financial measures that are not presented in accordance with generally accepted accounting principles in the United States (“GAAP”). Under U.S. securities laws, these measures are called “non-GAAP financial measures.” Specifically, we make use of Adjusted gross profit, Adjusted gross margin, Adjusted EBITDA and Adjusted EBITDA margin.
You should not rely on these non-GAAP financial measures as a substitute for any GAAP financial measure. While we believe that these non-GAAP financial measures are useful in evaluating our business, this information should be considered supplemental in nature and is not meant to be an alternative to our reported results prepared in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate such measures differently, which reduces their usefulness as comparative measures. For more information about how we use these non-GAAP financial measures in our business, the limitations of these measures, and a reconciliation of these measures to the most directly comparable GAAP measures, see “Prospectus Summary—Summary Consolidated Financial and Other Data—Key Financial Metrics, Operating Metrics and Non-GAAP Financial Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Metrics, Operating Metrics and Non-GAAP Financial Measures.”

Basis of Presentation
We operate on a 52/53-week fiscal year convention whereby our fiscal year ends on the last Saturday in December of each year, such that each quarterly period will be 13 weeks in length, except during a 53 week year when the fourth quarter will be 14 weeks. References herein to “fiscal 2025” and “2025” relate to the year ended December 27, 2025, references herein to “fiscal 2024” and “2024” relate to the year ended December 28, 2024 and references herein to “fiscal 2023” and “2023” relate to the year ended December 30, 2023. The fiscal year ended December 27, 2025 consisted of 52 weeks, the fiscal year ended December 28, 2024 consisted of 52 weeks and the fiscal year ended December 30, 2023 consisted of 53 weeks.
Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.
Certain Definitions
The following terms are used in this prospectus and have the following meanings unless otherwise noted or indicated by the context:
•
“Active Customers” reflect the total number of unique customers who have placed at least one order through our e-commerce platform or retail or outlet stores within the last rolling 12 months (excluding retail concession customers, employee orders, gift-card only orders, and face mask only orders, as purchased during the COVID-19 pandemic).

•
“average order value” or “AOV” is defined as total value of customer purchases at the point of sale divided by total purchases.

•
“CDP,” formerly Carbon Disclosure Project, is a global non-profit disclosure system used to report and benchmark our climate, water, and forest-related risks, opportunities and impacts.

•
“cohort” refers to a group of customers defined by the fiscal year in which they placed their first DTC order.

•
“concession” means our dedicated retail and e-commerce space within host retailer locations that we curate and operate.

•
“conversion” refers to the ratio of customer purchases to interactions within a given channel or context, which may include retail store traffic, in-store product try-ons or fitting room sessions, or visits to our website, originating from a specific marketing channel. Conversion is a meaningful indicator of our ability to efficiently generate revenue from each customer interaction with our brand.

•
“DTC” means direct-to-consumer, which is the sales channel where we sell products directly to the end customer through our e-commerce platform, branded retail stores, outlet locations and our concession stores.

•
“DTC Net Revenue per Customer” is a key operating metric that reflects our ability to generate DTC net revenue from our customer base on a trailing twelve-month basis. This metric is calculated by dividing our DTC net revenue by the number of customers counted within the period in which an item in their purchase has shipped.

•
“fashion risk” means the risk that our product will not align with shifting consumer preferences, styles or trends at the time of their availability in the market.

•
“Fiber Standards” means our internal grading system used to classify raw materials based on their environmental impact.

•
“Friends with Benefits” or “FWB” is our loyalty program that rewards customers who spend at least $1,000 USD (or the equivalent thereof in local currency), excluding promotional offers, taxes, returns and shipping charges and place more than one order using the same email address (in store or online) within a calendar year.

•
“IEEPA tariffs” refers to tariffs imposed under the International Emergency Economic Powers Act (“IEEPA”) on goods imported into the United States. For the period ended December 27, 2025, we had recognized within cost of goods sold approximately $18.5 million in cumulative IEEPA based duties, of which $10.2 million were imposed directly on our imports and $8.3 million on the imports of our vendors that were passed on to us.
•
“IMUs” means initial markups, which is the difference between the cost of a product and its manufacturer’s suggested retail price, excluding any subsequent discounts or markdowns.

•
“July 2025 Customer Survey” refers to our internal survey of approximately 2,370 active, lapsed, and prospective customers in our email database in July 2025.

•
“loyalty cohort” refers to our customers who spend at least $1,000 within the specified calendar year.

•
“payback period” means the time required for a retail store to fully recoup total opening costs through cumulative EBITDA generated from store operation.

•
“RefRecycling” is one of our sustainability programs that incentivizes customers to return Reformation products for recycling.

•
“RefScale” refers to the methodology by which we calculate how the environmental impact of producing our products compares with most clothes bought in the United States, tracking the estimated pounds of carbon dioxide emitted and gallons of water used.

•
“Retail X™” means our proprietary retail experience which integrates technology into both the customer-facing store experience and back-end operations in order to deliver a seamless experience across our physical and digital storefronts.

•
“Retail X™ store” is a store that is set up as a showroom model with one sample garment on display for each shoppable SKU where customers have the choice of building a dressing room using a touchscreen, with the help of an associate or through their personal mobile device.

•
“returning customers” are those who made their first purchase on or prior to the last calendar day of the prior fiscal year, meaning returning customers does not include customers who placed their first order and then a repeat order in the same, current fiscal year.

•
“SBTi” means The Science Based Targets initiative, which is the primary global framework for the independent assessment and validation of corporate emissions reduction targets to drive science-based climate action consistent with limiting warming to 1.5°C.

•
“Store Count” reflects the total number of retail or outlet stores open at the end of a given period, excluding temporary store locations designated as pop-ups (which are typically open for one year or less) and our concession locations (“shop-in-shop”).

•
“sustainability” refers to our integrated approach to managing environmental, social, and governance (“ESG”) risks and opportunities to create long-term value; sustainability practices at Reformation are currently defined as Made Smarter (lower impact material sourcing), Made Better (responsible manufacturing), and Made for Good (promoting the circular economy).

•
“Sustainability Framework” refers to our approach to embedding sustainability, specifically climate action and social responsibility, across our business. Our ambition is to put sustainability at the core of everything we do, and hold ourselves accountable for continuous improvement and progress.

•
“unpaid marketing channels” refers to customer acquisition and engagement channels that do not involve direct advertising spend, including organic search, email marketing, retail stores, and word of mouth referrals.

•
“weeks of supply” is our inventory management metric that reflects the estimated number of weeks our current inventory on hand will last based on our forecasted sales rates. We calculate weeks of supply by dividing the total finished goods unit in inventory on hand at the end of a period by the average weekly units sold during that same period.

PROSPECTUS SUMMARY
This summary highlights selected information appearing elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.
All references to the “Company,” “Reformation,” “Ref,” “we,” “our” and “us,” unless the context otherwise requires, are to Reformation Inc., a Delaware corporation, and its consolidated subsidiaries and all references to the “Issuer” are only to Reformation Inc.
Hi. We’re Reformation, the largest sustainable womenswear brand on the planet (that we know of, anyways). Since 2009, we’ve been on a mission to bring beautiful, sustainable fashion to everyone and look damn good doing it.
We make timeless, modern apparel and accessories that instill confidence and generate deep brand love from our loyal customers spanning generations and geographies. Our goal is to have a positive impact on people and the planet and prove that it’s possible to build a global fashion brand that delivers both impressive financial and environmental results. From 2015 to 2025, we grew net revenue at a compound annual growth rate (“CAGR”) of 34%, reaching over half a billion dollars of net revenue and over one million Active Customers, all while boasting strong margins.
We built Reformation to challenge the conventional fashion model and reimagine how brands interact and engage with consumers. Our business stands in contrast to traditional retail businesses that can often be characterized by limited direct connection to the customer, imprecise product forecasting and merchandising, frequent promotions, long manufacturing lead times, and slow technological adoption. At Ref, we aren’t afraid to say what everyone else is thinking and do our own thing. As a result, over the last 17 years, we’ve helped pave the way for what we consider to be a smarter approach to retail.
Here’s how we operate differently:
•
Beloved lifestyle brand — We’re known and loved for our unique brand identity, which helps us connect authentically with customers and the broader cultural zeitgeist. Our customers love us: 77% of Active Customers cited Reformation as one of their favorite brands or their all-time favorite brand in our July 2025 Customer Survey and, in 2025, nearly 70% of our direct-to-consumer (“DTC”) net revenue came from our returning customers.

•
Product and merchandising optimization — We make great products our customers are obsessed with across categories and occasions. Our strategy is based on 1) testing new styles in small quantities and 2) iterating on proven designs. As a result, full-price sales represented approximately 80% of our DTC net revenue in 2025.

•
Agile, sustainable supply chain — We have proven that speed, sustainability, and profitability can coexist in fashion. Supported by our efficient supply chain and well-defined Sustainability Framework, we maintain industry leading manufacturing lead times compared to key peers in the apparel industry, with 50% of our product arriving in our distribution center in 60 days or less for the past three years.

•
Technology-forward shopping experiences — We directly own the relationship with our customer with approximately 90% of our net revenue coming from our DTC channel in 2025. We leverage technology to build smarter and more elevated retail shopping experiences. For example, in 2025, our tech-enabled and patented Retail X™ store model generated approximately 8.5% higher average order value and approximately 270 basis points higher conversion compared to non-Retail X™ stores.

We’re super proud of our success to date and have lofty ambitions as we continue on our mission to “bring sustainable fashion to everyone.” We operate within the highly fragmented fashion industry, while also benefiting from increased consumer demand for sustainable fashion. With less than 1% customer penetration of our core U.S. addressable market today, we believe we are well positioned to capture significant growth over the long term. Our path forward is clear: we intend to grow by increasing our distribution through both DTC and wholesale channels, expanding our product assortment within existing and new product categories, growing in international markets, and driving operational excellence.
As we pursue these goals and continue building an industry-leading lifestyle brand, we will define success in three ways:
•
Customer love. We’re proud to have a highly desirable, loyal, and growing customer base. Our goal is to continue acquiring new customers as we grow brand awareness and geographic reach, while retaining longtime fans of the brand.

•
Sustainability outcomes. We believe companies should also be accountable for their environmental impact, so we aim to continue to set a high standard for sustainability in the fashion industry as we scale. See “Business— Sustainability” for a description of how we define sustainability.

•
Financial performance. Most of the time we don’t take ourselves too seriously, but when it comes to financial performance, we operate with rigor and commitment to our stakeholders. This has enabled us to effectively deliver topline growth and profitability that we will strive to build on in the decades to come.

All of this adds up to some pretty great results, if we do say so ourselves. We’ve achieved:
•
A strong customer base. In 2025, we surpassed one million Active Customers across our DTC channel.

•
Steady net revenue growth. In 2025, we reported net revenue of $507.1 million, representing a 19% CAGR from 2023.

•
Strong gross margins. From 2021 to 2024, we consistently generated gross margins of 64.0% or more. In 2025, we generated a gross margin of 60.2% and, excluding the impact of the IEEPA tariffs, an Adjusted gross margin of 63.9%.

•
Sustained profitability. We have generated positive net income since 2018, with the exception of 2020 due to the impact of the COVID-19 pandemic. In 2025, we generated $12.6 million of net income, inclusive of the impact of IEEPA tariffs.

•
Robust Adjusted EBITDA. In 2025, we generated $77.6 million in Adjusted EBITDA, which represented 15.3% of net revenue.

Adjusted gross margin, Adjusted EBITDA, and Adjusted EBITDA margin are non-GAAP measures. For further information about how we calculate Adjusted gross margin, Adjusted EBITDA, and Adjusted EBITDA margin (including limitations of their use and reconciliation to the most comparable GAAP measures), see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Metrics, Operating Metrics and Non-GAAP Financial Measures.” Adjusted EBITDA margin is Adjusted EBITDA as a percentage of total net revenue.

Our brand and customers: a mutual obsession
We believe our brand inspires exceptional love and has become its own persona to our customers, who feel deeply connected to us. At the heart of this obsession is our distinct brand voice. Most of the time, we let our clothes speak for themselves, but when we speak up, we’re smart, fun, confident, and a little bit irreverent.
Don’t just take our word for it: 77% of our Active Customers cited Reformation as one of their favorite brands or their “all-time favorite brand” in a July 2025 Customer Survey. We have     million followers across social platforms,     million email subscribers, and consistently spot mega-celebrities like Taylor Swift, Jennifer Aniston, Jennifer Lopez, Kendall Jenner, and Hailey Bieber wearing Ref (thanks ladies). And as we have grown, so has customer loyalty. Nearly 70% of total DTC net revenue in 2025 came from returning customers, and 54% of customers acquired before 2025 have shopped with us more than once, providing a strong foundation for sustainable growth.
Our authentic brand ethos drives organic discovery and has helped us create broad appeal across generations and geographies. Beyond any singular demographic, we believe Ref appeals to an attitude and a mindset, underscoring the significant opportunity ahead of us. With over 70% of our customer base aged between 25 and 50, it’s not uncommon to see mothers and daughters shopping at Ref together, as validated by our July 2025 Customer Survey. This diverse dynamic is only growing: in 2025, nearly 20% of new customers were under the age of 25 and nearly 20% of new customers were over the age of 50. Our customer base is also relatively affluent: approximately 67% earn over $100,000 in household income annually, meaning they generally have more disposable income to spend on Ref. And while the majority of our business is primarily in the United States today, our influence also extends across borders, with approximately 20% of Active Customers in 2025 located abroad.
Our stuff: beautiful, vintage-inspired apparel that generates confidence
We are a womenswear destination across categories and occasions. We started out with dresses, which we’re kind of famous for, and have since successfully expanded our assortment. We take a deliberate approach to category expansion, building a bespoke supply chain designed to meet our standards for quality, speed, and environmental impact for each new product group. Today, we have five core product groups (dresses, bottoms, tops, sweaters, and accessories), which have helped cement Ref as a daily wardrobe essential.
The result is a diverse product assortment that we believe makes women feel beautiful and helps them show up as their best selves, from workdays to wedding days to vacations, and everything in between. According to our July 2025 Customer Survey, 84% of our Active Customers say that wearing Ref makes them feel confident, which we believe is one of the top reasons that keeps them coming back for more.
Across product categories, our design point of view is informed by a combination of vintage references and current trends, yielding flattering and timeless products with a modern sensibility. Design and product development are done primarily in house, drawing on our deep expertise in apparel and accessory construction and manufacturing. We leverage selling and retail dressing room data and customer feedback to identify our most-trusted and best-loved silhouettes, which serve as the core of our assortment. Our analytical approach to product development is designed to ensure consistency, reliability, and confidence for our customer, while simultaneously pushing forward — using emerging technologies to ideate, refine, and evolve our product in a way that remains unmistakably Reformation.
Our merchandising model: data-driven design meets fast manufacturing
We operate a smart, responsive merchandising model that combines data-driven product merchandising with agile manufacturing. We produce new styles in small quantities, test them twice-weekly on our website and once a week in our stores to assess demand, and subsequently chase into and iterate on the best sellers. Our fast production, complemented by our factory and distribution center in Los Angeles, offers superior lead times relative to industry norms, enabling us to quickly and sustainably chase into winning designs. Over the past three years, we delivered 50% of our products in 60 days or less from purchase order to distribution center and nearly 65% of our product reorders were manufactured in 60 days or less.
This dynamic creates a scarcity model that encourages consumers to frequently engage with us in order to shop what’s new. In turn, we are able to gather critical insights into customer preferences in close to real time, allowing us to consistently offer on-trend products at a broad range of price points. Nearly 90% of DTC apparel net revenue in 2025 came from styles that were informed by data from our customers’ shopping patterns and feedback.
We have an analytically rigorous merchandising model and have begun to leverage artificial intelligence (“AI”) and machine learning to inform our product assortment and quantify future demand. For example, we leverage third party AI models to support product concept development and trend identification in the marketplace. We also use advanced technology to support some product buying, allocation, and digital merchandising decisions. Thanks to our efficient supply chain, we’re able to quickly and continuously refresh our assortment based on this data and produce strategically sized runs to minimize fashion risk and reduce waste. The results of our merchandising model speak for themselves: approximately 80% of 2025 DTC net revenue came from full-price sales, resulting in continued strong gross margins.
Our distribution strategy: DTC with select wholesale selling
In 2025, we generated 90% of net revenue directly through e-commerce and retail, which enabled us to own the customer relationship end to end. We leverage technology and data to enhance the customer experience, integrating key elements of our online shopping experience into our stores through our proprietary Retail X™ concept, which is featured in 75% of our retail stores as of 2025. This model results in higher

store conversion and average order value versus our traditional stores. As of           , 2026, in addition to our      stores, we sell into      strategic wholesale accounts across      wholesale doors,      of which are in the United States and      of which are in Canada and Europe, which we use to reach new audiences and geographies.
We keep the customer at the center of all that we do and strive to show up for them wherever they want to shop. This approach has supported strong customer engagement: in 2025, customers who shopped across both e-commerce and retail generated 3.1 times more net revenue per customer versus those who shopped only one channel. To support this dynamic, we’ve expanded our retail footprint from our original shop on Melrose that opened in 2009 to a full fleet of 64 elevated, contemporary stores across four countries as of February 18, 2026. Our full-price retail store locations generated $2.7 million in net revenue per door in 2025 for the 47 stores open the full fiscal year and typically pay back their initial investment in payback periods under 24 months on average.
Our competitive strengths
Not to brag, but after 17 years, we’ve gotten pretty good at this. The following represent Reformation’s key competitive strengths:
Brand leadership & sustained cultural relevance powered by deep customer love
Brand strength & appeal
We’re famous for our distinctive brand voice and identity which has translated into highly efficient customer acquisition. We believe our bold approach to creative imagery, marketing, and design sets us apart from other lifestyle brands and ensures we remain top of mind among consumers and cultural authorities, including influencers, celebrities, and top global publications. In case you don’t believe us, Fast Company recognized Reformation as one of 2024’s Brands That Matter. We bring our brand persona to life every day through compelling content that generates high engagement, strong word of mouth, and, when we really get it right, virality. We further extend our reach through strategic campaigns and collaborations with culturally relevant brands, such as Canada Goose, HOKA, New York City Ballet, and VEJA, and individuals, such as Kacey Musgraves, Monica Lewinsky, and Pete Davidson, designed to reinforce our position at the forefront of the cultural zeitgeist. In 2025, marketing spend represented approximately 9% of net revenue. During that same time frame, approximately 75% of DTC new customers were acquired outside of paid digital acquisition channels and we were profitable on a first-order basis, reflecting the strength of our brand resonance with consumers.
Broad customer appeal
As we’ve mentioned, the ladies love us. Reformation appeals to a broad multi-generational customer base because our product and brand intentionally speak to a shared lifestyle and mindset instead of a single customer demographic. We launched with a focus on millennials and have since expanded our reach to a wide customer base including Gen Z, Gen X, and even Baby Boomers. Today, over 70% of our customers fall between the ages of 25 to 50, with strong representation on both ends of the spectrum. According to our July 2025 Customer Survey, nearly 20% of new customers were under the age of 25 and nearly 20% of new customers were over the age of 50.
We’ve also cultivated a loyal customer base outside of the United States. We believe our product sensibility and sustainability-focused mission resonate strongly with international customers, driving accelerated net revenue growth and customer acquisition. Although we only began our international expansion efforts in earnest in 2019, 20% of Active Customers and 18% of net revenue came from outside of the United States in 2025, with Canada, the United Kingdom, and Europe making up the largest portion of our international customer base. In 2025, nine of our 64 stores were located outside of the United States, in cities like London, Paris, and Toronto.
Strong customer retention
As a result of our brand and product excellence, we enjoy long-term customer loyalty—once customers try us, they shop with us again and again. And as they get to know our assortment better, we see increasing order frequency. In 2025, new customers shopped with us on average approximately 1.4 times while returning customers shopped 2.6 times and at higher average order values.
Our brand generates strong repeat purchase behavior, with 54% of customers acquired prior to 2025 purchasing more than once and nearly 20% of our 2015 customer cohort continuing to shop with us almost a decade later. We can’t think of a better compliment than that. As a result of this high level of engagement and loyalty, returning customers contributed nearly 70% of DTC net revenue in 2025, delivering consistent, sustained growth.
Product excellence driven by scalable approach to merchandising
Product concept and design
We monitor emerging trends, analyze customer buying patterns, and tap into a wide range of creative inspiration to guide our design process. Our product development and design is done primarily in house, supported by a cross-functional team from concept to production management. Leveraging custom technology and production systems, these teams work in close partnership, enabling a bespoke development process in which each product is thoughtfully designed, fitted, refined, and manufactured. We utilize proven base patterns to ensure fit consistency and deliver reliably flattering products. This hands-on approach ensures all our products meet our core design principles: flattering, feminine, and on-trend yet timeless.
Our agile supply chain enables us to introduce new designs in small initial quantities, allowing us to efficiently test demand for new ideas while managing inventory risk. At this point, our merchandising engine continuously monitors product performance to commercialize successful styles.
Smart & scalable approach to merchandising
We built a repeatable and scalable approach to design and merchandising that ensures we can consistently deliver on-trend, beautiful products that we know will resonate with our customers. We launch new products in limited quantities twice per week, creating a scarcity mindset and conditioning consumers to engage early and often with the brand. Within hours, we are able to take action based on sales performance online and in store. We also use pre-order and waitlist functions to gather early demand signals before a product has been received in our distribution center. As a result, our assortment is tailored to real-time customer preferences with approximately 90% of 2025 DTC apparel net revenue coming from styles that are informed by past performance, significantly decreasing fashion risk and waste, and increasing our confidence in each style’s sales potential. Our insights, coupled with AI and machine learning technologies, also allow us to strategically customize product allocation in order to best respond to customer dynamics within each store and manage inventory effectively. Altogether, this strategy helps minimize promotions and inventory liquidation, resulting in impressive full-price selling of 80% of DTC net revenue in 2025.
Product mix & pricing
We’ve successfully evolved into a lifestyle destination spanning categories and occasions, with a diverse customer base that reflects and reinforces our wide product assortment. Our pricing strategy is intentionally engineered to be broadly accessible. With price points ranging from approximately $40 to $1,500, our assortment straddles aspirational and approachable, offering many different types of shoppers an entry point into the brand. This strategy is anchored by a consistent customer experience and a commitment to delivering long-term value. By cultivating a loyal customer base that shops with us across occasions, we generated an AOV of $315 in 2025.
Today, some of our fastest growing categories include denim, sweaters, and tops. These high-growth categories enable us to earn a greater share of wallet and closet from our customers. Approximately 74% of DTC net revenue in 2025 came from customers who purchased more than one product category. Moreover, in 2025, 78% of our repeat orders contained more than one product category and 68% of repeat orders contained a product category that was different from the customer’s first purchase.
Agile and sustainable supply chain
We operate a strategic and nimble global supply chain, underpinned by our rigorous Sustainability Framework, which we believe represents a competitive advantage in the apparel industry. While many apparel companies face average production lead times of up to 12 months or longer, our supply chain enables us to capitalize on evolving trends and customer preferences in real time. Over the past three years, we delivered 50% of our products in 60 days or less from purchase order to distribution center, and our reorder lead times can be as short as 30 days or less. Our broad manufacturing footprint is complemented by our Los Angeles-based, company-operated factory and distribution center, which we leverage to test new ideas and deliver rapid turnarounds on our best-selling products.
We take a geographically diversified approach to manufacturing, partnering with a strategic group of vendors who share our values and have the capacity to grow alongside us. In 2025, 51% of our units were made in Asia, 34% in North America, 10% in Europe, and 5% in South America. This strategy enhances resilience and flexibility and helps mitigate geopolitical and regional disruption. We’ve demonstrated our ability to reallocate production across our global supplier base during periods of volatility. This includes the COVID-19 pandemic during which we maintained continuity of operations despite widespread industry disruption and, in 2025, when we reallocated our manufacturing to mitigate tariff impacts. This reallocation has reduced our exposure to China, which was previously our single largest country of production. We anticipate that in 2026 no one country will represent more than 25% of our total units produced.
When selecting factory partners, we focus on identifying the best on the basis of production quality, speed, value, environmental impact, and working conditions. We help these vendors take their sustainability efforts to the next level through our Factory Forward program, which enables us to reduce impacts deep into our supply chain by co-investing in renewable energy, water management, and clean chemistry initiatives. Sustainability includes doing right by both people and planet, so we also audit for social responsibility, administer anonymous Worker Sentiment Surveys, and offer grievance mechanisms to ensure people are heard throughout our supply chain.
Delivering exceptional customer experiences
We believe our innovative approach to selling, which leverages technology to enhance the shopping experience and bring our brand to life, has reshaped the way customers interact with fashion brands. The result is a customer-first approach that is also optimized for financial performance. In 2025, our DTC channel, which includes our e-commerce site, 64 owned retail stores, and three concession locations (“shop-in-shop”), contributed 90% of net revenue, with e-commerce accounting for 67% of DTC net revenue. Our Wholesale and Other channel made up the remaining 10%.
One of the defining features of our in-store shopping experience is Retail X™, a proprietary tech-enabled retail concept that we introduced in 2017. Upon entering a Retail X™ store, customers can interact with digital screens or use their mobile devices to build their dressing room the same way they would build a cart shopping online. It’s basically the Clueless closet in real life.
This format, which is featured in 48 of our retail stores, enables us to deliver a high-end, high-volume experience that benefits our business, our customers, and our team alike. In 2025, stores with Retail X™ generated approximately 8.5% higher average order value and approximately 270 basis points higher conversion compared to non-Retail X™ stores, while also producing a unique and rich set of data, including fitting room and product-level conversion.
This enhanced retail experience results in strong store economics. In 2025, our full-price retail store locations generated $2.7 million net revenue per door for the 47 stores open the full fiscal year. We underwrite new store openings with target paybacks of under two years and, on average, have historically achieved average payback periods of under 24 months.
To ensure a seamless DTC experience, our e-commerce site and physical stores operate on a shared platform, allowing customer and product data to remain tightly integrated. We have invested significantly in our in-house technology teams and systems, positioning us to adopt new e-commerce technologies, including emerging AI-driven solutions for product buying, merchandising, and allocation decisions. We use these capabilities to personalize how our assortment is presented to our customers and to enhance convenience across the shopping journey. We believe the combination of our deep technical know-how, creative excellence, and robust omnichannel approach differentiate and elevate our shopping experience. The proof is in the numbers: in 2025, customers who shopped Reformation both online and in store made approximately 4.8 purchases annually and generated 3.1 times the net revenue of those who only shopped via one method.
Leaders in sustainable fashion
At Ref we like to say that if being naked is the #1 most sustainable option, we’re #2. Our business is built around our conviction that we can be leaders in both best-in-class sustainability and financial outcomes.
Reformation was founded with sustainability as a core value from day one. And people love us for it. 73% of our customers appreciate Ref for our commitment to sustainability, and customers who cite sustainability as an important brand value spend approximately 39% more with us, as validated by our July 2025 Customer Survey. Looking ahead, we believe our sustainability advantage will only become more important as we scale, particularly as we grow throughout Europe and focus on acquiring younger customers, both populations where sustainability increasingly influences purchasing decisions. For example, according to our July 2025 Customer Survey, approximately 82% of customers in the EU say they are willing to pay more for apparel made using sustainable practices, up nearly 20 points year-over-year, underscoring the growing importance of sustainability among our target audience.
Sustainability is built into the DNA of our business model and supply chain operations. Our Sustainability Framework, and the resulting programs deployed across our business, meaningfully impacts how we source materials, manufacture products, and operate holistically. We deliver these results without asking our customers to compromise on the style, fit, or quality of their clothing. We want to consistently offer unprecedented value through products that look good and do good.
Our ambition is to move well beyond these foundational efforts and help set a new standard for sustainable fashion altogether. We started with ambitious climate action. Now we aspire to become a circular business, which means using as little virgin material as possible in our stuff, reducing waste throughout our supply chain, and making every product recyclable. We’re making good progress, thanks to all the work we’ve already put into making low impact material transitions, standing up our own textile-to-textile recycling program, developing bespoke resale partnerships, and more.
But you don’t have to take our word for it. We have our climate targets verified by SBTi, report to CDP, and complete third-party verification of our climate accounting each year. Our products have been carbon neutral since 2015 and certified by the Change Climate Project since 2021. We also have been recognized as leaders in sustainable fashion by many reputable third parties such as the Global Fashion Agenda, Textile Exchange, and Remake’s Fashion Accountability Report.
A proven, performance-driven leadership team
We are led by a passionate leadership team committed to driving excellent performance, fostering creativity, and challenging conventional thinking. Our senior leadership team combines deep institutional knowledge with diverse perspectives, reflecting an intentional balance of long-tenured leaders and executives recruited from leading technology and retail organizations. Half of our executive team has been with the

Company for more than seven years, providing continuity, operational expertise, and a deep understanding of our brand, customer, and operating model. Our Chief Executive Officer, Hali Borenstein, has been with the business for 12 years, and previously served as President as well as in various merchandising roles. Multiple other senior leaders have tenures ranging from five to more than ten years across key functions including sustainability, merchandising, digital, technology, and creative.
We are proud to be a female-led organization with women comprising 65% of our company and 67% of our leadership team. We believe that diversity of experience and perspective strengthens decision-making, fuels creativity, and helps our teams support the broad and diverse customer base we serve. As our organization has continued to grow to approximately 1,365 employees, we remain focused on building inclusive, high-performing teams that support long-term value creation.
Our values
Our mission—to bring sustainable fashion to everyone—connects our teams across continents through a shared purpose. We operate with our five core values in mind.
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Be Brave. We are leaders and tackle the big challenges worth solving.

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People Focused. We empower each other to break down barriers so we can win together.

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Make it Better. We are dedicated to learning, evolving, and changing for the better.

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Own It. We are accountable to our team, customers, and stakeholders.

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Make an Impact. We are fighting for sustainable solutions that preserve and protect our natural environment and the people and communities that make up our world.

Together, these values shape our culture, guide how we work with one another, and support disciplined execution as we build and scale the business.
Growth strategies
The Reformation is just beginning. With approximately 854,000 Active Customers in the United States and an estimated 94 million women aged 18-60 in the United States as of 2025, our implied penetration is less than 1%, highlighting the significant opportunity ahead. We believe we will continue to benefit from operating within the highly fragmented fashion industry, and that we are well positioned to capitalize on growing global demand for sustainable fashion. Our growth strategies, which have delivered strong results to date, are designed to further increase brand awareness, sales, and profitability. These include:
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Scale channel distribution

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Expand our product offering across occasions and categories

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Grow in international markets

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Drive operational excellence

Scale channel distribution
We’ve proven the combination of our digital and physical distribution to be valuable levers for scaling brand awareness and driving customer loyalty. Based on a report commissioned by us from a major consulting firm, our brand awareness among premium apparel shoppers increases approximately 21% within five miles of a store. Additionally, our customers who shop both online and in store spend approximately three times more with us than those who only shop via one method. Over the coming years, we intend to meet more customers and expand loyalty through the following:
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Growing our store footprint. We will continue strategically expanding our retail footprint to accelerate brand awareness and customer acquisition, providing more opportunities for new and returning customers to experience our products. Thus far, our retail growth has largely been concentrated in the coastal United States, leaving ample opportunity to grow domestically. We continue to see a strong opportunity to further increase our footprint within these geographies, while also expanding in the midwestern and southern regions, as well as internationally. In 2025, we successfully opened 15 new

stores in 10 new markets, and met over 30% of our new customers in our stores. Today, we operate    retail stores and believe we have a clear path to more than doubling our fleet over the next five years while maintaining our rigorous criteria for four-wall profitability and payback periods.
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Strategic wholesale expansion. We have an opportunity to grow our existing wholesale relationships by expanding beyond our current      wholesale doors and increasing sales per door by investing in tailored merchandising strategies. We also intend to add a limited number of new wholesale partners, particularly as a way to increase brand awareness in select international markets. According to our July 2025 Customer Survey, approximately 11% of our 2025 cohort was first introduced to Ref via wholesale, proving the value of wholesale as a customer acquisition tool.

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High-impact marketing campaigns and collaborations. Building on the success of our prior marketing campaigns, we will continue to activate highly visible and brand-elevating marketing moments to drive brand momentum and relevance across new audiences and geographies. Some of our most successful marketing milestones to date include collaborations with Canada Goose, HOKA, Nara Smith, New York City Ballet, and Kacey Musgraves, as well as brand campaigns featuring Laura Wasser, Monica Lewinsky, and Pete Davidson.

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Digital and social media. We will continue to scale our digital marketing investments. We acquire customers efficiently and are profitable on a first-order basis. We use these digital marketing initiatives to amplify our voice and organic brand momentum and also test emerging media platforms, all while maintaining our same standards of financial discipline.

Expand our product offering across occasions & categories
We have successfully demonstrated our ability to expand our product range across occasions and categories. While dresses remain our largest category, non-dress categories have fueled an outsized portion of our growth in recent years, driven by continued product innovation and increasing customer demand for a broader assortment. In 2025, more than 70% of our DTC net revenue came from customers who purchased more than one product category, and 78% of our repeat orders contained more than one product category, highlighting our ability to grow share of wallet with our customers. According to our July 2025 Customer Survey, 81% of our customers have indicated interest in purchasing additional categories from us, especially in areas like intimates and lingerie, reinforcing our belief that there is significant runway for further growth.
We have a proven track record of successfully launching adjacent categories, as we did with denim in 2017, shoes in 2021, handbags in 2023, and swim in 2024. For example, we grew our denim business at approximately a 30% CAGR from 2022 to 2025. We intend to build on this strong momentum in areas such as tops, sweaters, and shoes and introduce new categories as we continue to play a more prominent role across our customers’ wardrobes.
We take a methodical approach to category expansion, using a combination of customer feedback and select third-party collaborations to inform both the timing and scope of new category launches. We believe our deep understanding of customer preferences and disciplined test-and-learn approach to product strategy will continue to support strong product-market fit as we pursue additional category expansion and innovation.
Grow in international markets
With 18% of net revenue coming from outside the United States in 2025, we have demonstrated our ability to execute in new markets and scale internationally. With approximately 228,000 active non-U.S. customers, we are significantly underpenetrated in international markets with meaningful runway ahead of us. We plan to accelerate our international growth by continuing our proven city-by-city expansion strategy bespoke to each market’s specific needs, culture, and customer dynamics. Our approach is focused on:
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Locally resonant brand marketing activations to drive brand awareness and relevance

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E-commerce localization to optimize shopping experiences

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Retail expansion to promote brand visibility and product discovery

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Strategic wholesale partnerships to increase brand awareness and attract new customers to the brand

We execute our expansion strategy through a repeatable playbook tailored to each market. For example, in the United Kingdom, we built brand awareness early on through geographically relevant activations and a fully localized digital experience. In tandem, we validated product-market fit through strategic wholesale partnerships ahead of investing in our own stores. These efforts gave us both the foundation and confidence to open five stores within five years and helped drive more than five times net revenue growth from 2019 to 2025. In the near term, we plan to maintain a deliberate approach to expansion, focusing on Canada, the United Kingdom, and Western Europe, where we opened our first store in Paris in 2025.
Drive operational excellence
We have made significant investments in our people, logistics capabilities, and technology in advance of our anticipated growth. In October 2025, we opened a larger, more automated Los Angeles-based distribution center to support continued scale. Over the course of 2024 and 2025, we invested $27 million of capital in this new 185,000 square-foot facility. As we continue to scale, we believe we will benefit from operational and financial leverage on these investments.
We have identified specific opportunities to improve operational efficiency and are executing against a defined roadmap, led by our in-house Technology and Operations teams, focused on the following areas:
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Supply chain automation and management

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Inventory allocation and movement

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Outbound and inbound shipping

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International operations

Indebtedness
As of the end of 2025, we had $159 million of term loans and $4 million of letters of credit outstanding under our credit agreement, dated as of May 2, 2024, with JP Morgan Chase Bank and the other lenders party thereto (the “Credit Agreement”), against which we held $65 million in cash and had $26 million in available borrowing capacity. Our debt obligations, which are subject to restrictive covenants and variable interest rates, may limit our operational and financial flexibility, potentially constraining our ability to fund future growth or respond to our business’s working capital needs.
Challenges
We face a number of challenges inherent to our industry, including, among other things, our ability to attract new customers and maintain our returning customers, maintain a strong community of engaged customers and increase our brand awareness, respond to customer preferences and trends, successfully expand into international markets, manage our supply chain effectively, and manage our sustainability standards amidst rising costs and complex global regulation. In addition, certain disruptions in the global economy, including market disruptions, monetary and fiscal policy uncertainty, supply chain challenges, volatility in the cost of raw materials, trade wars and tariffs have, and may continue to, adversely affect the pricing and availability of our products and our customers’ willingness to purchase our products. Any number of these challenges, among others, could have a negative impact on our business, financial condition and results of operations. For a discussion of challenges, risks and limitations that could harm our business, see “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
Summary of Risk Factors
Investing in our common stock involves a high degree of risk. You should carefully consider all of the risks described in “Risk Factors” following this Prospectus Summary before deciding to invest in our common stock. If any of the risks actually occur, our business, financial condition and results of operations may be materially adversely affected. In such case, the trading price of our common stock may decline and you may lose part or all of your investment. These risks include, among others, the following:
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We rely on consumer discretionary spending, which may be adversely affected by economic uncertainty or downturns and other macroeconomic conditions, trends, or factors.

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If we fail to attract new customers, maintain or grow our returning customers, or maintain or increase sales to customers, our business, financial condition, results of operations, and growth prospects could be harmed.

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Our success depends on the strength of our brand and on our ability to maintain a strong community of engaged customers; if we are unable to maintain and enhance the value and reputation of our brand, or if we experience negative publicity, our business or reputation will be harmed, which could have a materially adverse effect on our financial condition and results of operations.

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If we are unable to anticipate and respond to changing consumer preferences and shifts in industry trends in a timely and cost-effective manner, our business, financial condition, and results of operations could be harmed.

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We utilize a range of marketing, advertising, and other initiatives to increase returning customers’ spend and to acquire new customers; if the costs of advertising or marketing increase, or if our initiatives fail to achieve their desired impact, we may be unable to grow the business profitably.

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Failure to accurately forecast customer demand could lead to excess inventories or inventory shortages, which could result in decreased operating margins, reduced cash flows, and harm to our business.

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Existing and potential tariffs imposed by the United States or other governments, new trade restrictions, or a global trade war could increase the cost of our products, which could have an adverse effect on our business, financial condition, and results of operations.

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If we fail to effectively manage our growth, our business, financial condition, and results of operations could be harmed.

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If we are unsuccessful in growing our e-commerce and retail channels and executing our expansion into new markets, our business, financial condition, results of operations, and growth prospects may suffer.

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Increases in labor costs, including wages, could adversely affect our business, financial condition, and results of operations.

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As a company that operates retail stores, we are subject to commercial real estate risks.

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We are subject to risks related to our sustainability activities and disclosures, including our commitment to certain sustainability criteria, which we call the Sustainability Framework, and our reputation and brand could be harmed by evolving disclosure requirements and expectations.

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Climate change and the evolving and varied expectations by governments, organizations, customers, and investors on sustainability issues, including those related to climate change and socially responsible activities, may adversely affect our reputation, business, financial condition, and results of operations.

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Our focus on using sustainable high-quality materials and reducing environmental impacts in our manufacturing processes and supply chain practices may increase our cost of revenue and hinder our net revenue growth.

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If we are unable to attract and retain qualified personnel, we may not be able to grow effectively or successfully operate our business.

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Our reliance on suppliers to provide materials for and to produce our products could cause problems in our supply chain, and failure of our suppliers to consistently provide high-quality materials and products could adversely affect our brand and reputation and cause our business, financial condition, and results of operations to suffer.

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We have operations and do business in China, which exposes us to risks inherent in doing business there.

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Shipping and delivery are critical parts of our business and any changes in, or disruptions to, our shipping and delivery arrangements could adversely affect our business, financial condition, and results of operations.

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The operations of our suppliers, most of which are located outside of the United States, are subject to additional risks that are beyond our control and that could harm our business, financial condition, and results of operations.

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Any material disruption of our information technology (“IT”) systems or unexpected network interruption could disrupt our business and reduce our sales.

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Our failure or inability to obtain, maintain, protect and enforce our intellectual property rights could diminish the value of our brand and weaken our competitive position.

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If sensitive information about our customers is actually or alleged to have been disclosed, or if we or our third-party providers are subject to real or perceived cyberattacks or similar incidents, our customers may curtail use of our website, we may be exposed to liability and our reputation could suffer.

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We are subject to federal, state, or foreign laws and regulations as well as our contractual obligations and industry requirements relating to privacy, data protection, and customer protection; the expansion of current or the enactment of new laws and regulations relating to privacy, data protection, and customer protection, or failure to comply with those laws or obligations, whether or not inadvertent, could materially adversely affect our business, financial condition, and results of operations.

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Government regulation of the internet and e-commerce continues to evolve and unfavorable changes or failure by us to comply with these regulations, whether or not inadvertent, could substantially harm our business, financial condition, and results of operations.

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We have identified material weaknesses in our internal control over financial reporting. If we fail to remediate these material weaknesses or otherwise maintain effective internal controls, we may not be able to accurately report our financial results of operations which may adversely affect investor confidence.

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Permira is a significant stockholder of the Company and will continue to have significant influence over us after this offering, including significant influence over decisions that require the approval of stockholders, which may be inconsistent with the interests of our other stockholders.

Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements that are applicable to other companies that are not emerging growth companies. Accordingly, in this prospectus, we have not included a compensation discussion and analysis of our executive compensation programs. In addition, for so long as we are an emerging growth company, among other exemptions, we will:
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not be required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act;

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not be required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation; and

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not be required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes.”

In addition, under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.
We will remain an “emerging growth company” until the earliest to occur of:
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the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more;

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the date on which we are deemed to be a large accelerated filer under the rules of the SEC, with at least $700.0 million of equity securities held by non-affiliates;

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the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; and

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the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering.

Relationship with Permira
Permira Advisers LLC (“Permira”) is a global investment firm that backs successful businesses with growth ambitions. Founded in 1985, the firm advises funds across two core asset classes, private equity and credit, with total committed capital of approximately €86 billion as of the fourth quarter of 2025. The Permira private equity funds target long-term majority/control investments within the Buyout strategy and high-governance minority, control or co-control situations within the Permira Growth Opportunities (“PGO”) strategy in four key sectors: Technology, Consumer, Healthcare, and Services. The Permira funds have a long track record of successfully investing in consumer companies around the world and have deployed over $18 billion in the sector across the Buyout and PGO strategies since inception. Permira is a significant stockholder of the Company beneficially owning approximately    % of the outstanding shares of common stock following the completion of this offering (or    % if the underwriters exercise their option to purchase additional shares in full). As a result, Permira and its affiliates continue to have the ability to exercise significant voting influence over us and our corporate decisions.
Channels for Disclosure of Information
We intend to announce material information to the public through filings with the SEC, the investor relations page on our website (www.thereformation.com), press releases, public conference calls, and public webcasts. The information contained on, or that can be accessed through, these channels is not a part of this prospectus.
The information disclosed in the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels. Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.
Corporate Information
Reformation was founded in 2009, and REF Topco, Inc. was incorporated as a Delaware corporation in 2019 in connection with the acquisition by Permira of a majority interest in us. We changed our name to Reformation Inc. on April 11, 2025. Our principal offices are located at 5801 S. 2nd St., Vernon, California 90058. Our telephone number is (213) 282-2025. We maintain a website at www.thereformation.com. The reference to our website is intended to be an inactive textual reference only. The information contained on, or that can be accessed through, our website is not part of this prospectus.

The Offering
Common stock offered by us
          shares.
Option to purchase additional shares of our common stock
The underwriters have an option, for a period of 30 days from the date of this prospectus, to purchase up to          additional shares of our common stock from us at the initial public offering price less underwriting discounts and commissions.
Common stock to be outstanding immediately after this offering
          shares (or          shares if the underwriters exercise their option to purchase additional shares of common stock in full).
Use of proceeds
We estimate the net proceeds from the sale of shares by us in this offering will be approximately $     (or approximately $      if the underwriters exercise their option to purchase additional shares of common stock in full), based on an assumed initial public offering price of $      per share (the midpoint of the initial public offering price range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to increase our capitalization and financial flexibility and to create a public market for our common stock. As of the date of this prospectus, we have no specific plan for any significant portion of the net proceeds from this offering. We intend to use the net proceeds that we will receive from this offering for general corporate purposes, which may include the repayment of outstanding indebtedness. See “Use of Proceeds.”
Dividend policy
We currently do not intend to declare or pay any cash dividends in the foreseeable future. In addition, the terms of our Credit Agreement (as defined below) currently limit our ability to pay certain dividends and future agreements governing our indebtedness may also limit our ability to pay certain dividends. See “Dividend Policy.”
Stockholders’ Agreement
Following the completion of this offering, we will have a stockholders’ agreement (the “Stockholders’ Agreement”) with Permira and certain other stockholders that will provide a framework for our ongoing relationship with Permira and those other stockholders. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.”
Registration Rights Agreement
In connection with the consummation of this offering, we intend to enter into a registration rights agreement (the “Registration Rights Agreement”) with Permira and certain other stockholders, which will require us to register under the Securities Act of 1933 (the “Securities Act”) shares of common stock held, or issuable upon exchange, by those stockholders. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement” and “Description of Capital Stock.”
Risk factors
See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.
Listing
We intend to apply to list our common stock on        under the symbol “REF.”

Unless otherwise indicated or the context otherwise requires, the number of shares of common stock to be issued and outstanding immediately after this offering is based on      shares of common stock outstanding as of           , 2026 and excludes:
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an aggregate of           shares of common stock reserved as of the date of this prospectus for future issuance under our 2026 Omnibus Incentive Plan (the “2026 Omnibus Incentive Plan”), which will become effective in connection with this offering;

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an aggregate of           shares of common stock reserved as of the date of this prospectus for future issuance under our Employee Stock Purchase Plan (the “ESPP”), which will become effective in connection with this offering;

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an aggregate of      shares of our common stock issuable upon exercise of outstanding stock options outstanding under our Amended and Restated Reformation Inc. 2019 Stock Option Plan (the “2019 Plan”) as of           , 2026, at a weighted average exercise price of $      per share; and

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an aggregate of           shares of our common stock issuable upon the vesting and settlement of restricted stock units (“RSUs”) outstanding under our 2019 Plan as of           , 2026,         of which will be vested upon the effectiveness of the registration statement for which this prospectus forms a part, and which will be settled on the later of (i) the expiration of any applicable lock-up agreements with the underwriters (or March 15, 2027, if earlier) and (ii) the vesting date of such RSUs.

Unless otherwise indicated, the information presented in this prospectus assumes:
•
no exercise of options or settlement of RSUs subsequent to            , 2026;

•
a     -for-1 stock split of our common stock, which will occur prior to the consummation of this offering;

•
an initial public offering price of the common stock of $      per share (the midpoint of the initial public offering price range set forth on the cover of this prospectus);

•
the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, in each case, in connection with the consummation of this offering; and

•
no exercise of the option granted to the underwriters to purchase           additional shares of common stock from us in the offering.

Summary Consolidated Financial and Other Data
Set forth below is our summary consolidated financial and other data as of the dates and for the periods indicated. The summary consolidated statements of operations data for the years ended December 27, 2025, December 28, 2024 and December 30, 2023, and the consolidated balance sheet data as of December 27, 2025, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The results of operations for any period are not necessarily indicative of the results to be expected for any future period. You should read the following summary consolidated financial and other data below together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.
Consolidated Statement of Operations Information
	Fiscal Years Ended
($ in thousands, except per share data)	December 27, 2025	December 28, 2024	December 30, 2023
Net revenue	$507,104	$438,157	$359,523
Cost of goods sold	201,617	155,550	129,185
Gross profit	305,487	282,607	230,338
Operating expenses
Marketing expenses	44,532	38,371	33,685
Selling, general and administrative expenses	232,137	191,579	159,076
Total operating expenses	276,669	229,950	192,761
Income from operations	28,818	52,657	37,577
Other (expense) income
Interest expense	(14,574)	(10,713)	—
Interest income	1,840	3,003	1,052
Other income, net	773	730	123
Total other (expense) income	(11,961)	(6,980)	1,175
Income before income taxes	$16,857	$45,677	$38,752
Income tax provision	4,219	12,747	14,866
Net income	12,638	32,930	23,886
Other comprehensive income (loss), net of tax
Foreign currency translation gain (loss), net of tax	459	(374)	111
Comprehensive income, net of tax	$13,097	$32,556	$23,997
Earnings per share
Basic	$36.23	$87.27	$55.15
Diluted	35.17	85.95	54.94
Weighted-average shares used in per share calculation
Basic	348,875	377,329	433,146
Diluted	359,378	383,141	434,771

Consolidated Balance Sheet Information
($ in thousands)	As of December 27, 2025	As Adjusted(2)(3)
Cash and cash equivalents	$65,473
Working capital(1)	54,769
Total assets	937,867
Total liabilities	497,070
Total stockholders’ equity	440,797

(1)
Working capital for all periods presented is defined as current assets less current liabilities.

(2)
The adjusted balance sheet data gives effect to (i) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware that will be in effect upon the completion of this offering and (ii) the sale of       shares of common stock in this offering at an assumed initial public offering price of $       per share (the midpoint of the initial public offering price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)
Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share of common stock would increase (decrease) each of cash and cash equivalents, total assets, and total stockholders’ equity by $      , assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) each of cash and cash equivalents, total assets, and total stockholders’ equity by approximately $      , assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Key Financial Metrics, Operating Metrics and Non-GAAP Financial Measures
We use the following key financial metrics, operating metrics and non-GAAP financial measures to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. The following non-GAAP measures are presented for supplemental informational purposes only, have limitations as analytical tools and should not be considered in isolation or as substitutes for financial information presented in accordance with GAAP. Other companies, including companies in our industry, may calculate similarly titled non-GAAP measures differently or may use other non-GAAP measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. Investors are encouraged to review the related GAAP financial measures and the reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measures, and not to rely on any single financial measure to evaluate our business.
	Fiscal Years Ended
($ in thousands except DTC Net Revenue per Customer)	December 27, 2025	December 28, 2024	December 30, 2023
Key Financial Metrics:
Net revenue	507,104	438,157	359,523
Gross margin(1)	60.2%	64.5%	64.1%
Net income	12,638	32,930	23,886
Net income margin	2.5%	7.5%	6.6%
Key Operating Metrics:
Active Customers (as of the end of period)(2)	1,083,000	946,000	834,000
DTC Net Revenue per Customer(3)	$422	$418	$390
Store Count(4) (as of the end of period)	64	50	40
Non-GAAP Financial Measures:
Adjusted gross margin(5)	63.9%	64.5%	64.1%
Adjusted EBITDA(6)	$77,605	$71,450	$49,472
Adjusted EBITDA margin(7)	15.3%	16.3%	13.8%

(1)
We define gross margin as gross profit as a percentage of net revenue.

(2)
We define an Active Customer as a unique customer who has placed at least one order through our e-commerce platform or retail or outlet stores within the last rolling 12 months (excluding retail concession customers, employee orders, gift-card only orders, and face mask only orders, as purchased during the COVID-19 pandemic).

(3)
We calculate DTC Net Revenue per Customer by dividing our DTC net revenue by the number of customers counted within the period in which an item in their purchase has shipped. In 2025, 2024, and 2023, the number of customers was 1,077,000, 948,000 and 832,000, respectively.

(4)
We define Store Count as the total number of retail or outlet stores open at the end of a given period, excluding temporary store locations designated as pop-ups (which are typically open for one year or less) and our concession locations (“shop-in-shop”).

(5)
Adjusted gross margin is defined as Adjusted gross profit as a percentage of net revenue.

(6)
We define Adjusted EBITDA as net income before interest, taxes, and depreciation and amortization as further adjusted for stock compensation expense, transition costs associated with the relocation of our company-operated distribution center, transaction costs, IEEPA tariffs, and other costs not indicative of our ongoing core operations.

(7)
We define Adjusted EBITDA margin as Adjusted EBITDA as a percentage of net revenue.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Metrics, Operating Metrics and Non-GAAP Financial Measures” for further descriptions of Active Customers, Net Revenue per Active Customer, Store Count, gross margin, Adjusted gross margin, Adjusted EBITDA and Adjusted EBITDA margin, as well as a reconciliation of Adjusted gross margin, Adjusted EBITDA and Adjusted EBITDA margin to the most directly comparable GAAP measures.

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as all of the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto, before making an investment in our common stock. The occurrence of any of the following risks could materially and adversely affect our business, financial condition, results of operations and/or prospects. In such cases, the trading price of our common stock could decline, and you could lose all or part of your investment. Additional risks and uncertainties are not presently known to us or that we currently deem immaterial also may impair our business operations. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”
This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including the risks facing the Company described below and elsewhere in this prospectus.
Risks Related to Our Business, Brand, Products, and Industry
We rely on consumer discretionary spending, which may be adversely affected by economic uncertainty or downturns and other macroeconomic conditions, trends, or factors.
Our products may be considered discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions and other factors such as consumer confidence in future economic conditions, actual or perceived risk of an economic recession, trade wars, increased tariffs and global trade inability, the availability and cost of consumer credit, government shutdowns, levels of unemployment and inflation, and tax rates. As global economic conditions continue to be volatile or economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable, and discretionary spending may be subject to reductions as a result of significant increases in unemployment, financial market instability and uncertainties about the future. Unfavorable economic conditions, including an economic downturn or economic uncertainty in our current core markets, specifically in the United States, the United Kingdom, Canada and France, may lead consumers to delay or reduce purchases of our products. Our sensitivity to economic cycles and any related fluctuation in consumer demand may have a material adverse effect on our business, financial condition and results of operations.
If we fail to attract new customers, maintain or grow our returning customers, or maintain or increase sales to customers, our business, financial condition, results of operations, and growth prospects could be harmed.
Our success depends on our ability to acquire and retain customers in a cost-effective manner. In order to attract new customers and continue to expand our customer base, we must appeal to and attract customers who identify with our products and our brand. If the number of people who are willing to purchase our products does not continue to increase, if we fail to deliver a high-quality shopping or customer experience, if we make products that our customers do not buy in sufficient quantities or if our current or potential future customers are not convinced that our products are superior to alternatives, then our ability to retain returning customers, acquire new customers, and continue to grow our business may be harmed.
We have made significant investments related to customer acquisition and expect to continue to spend significant amounts to acquire additional customers. For example, we maintain close ongoing relationships with key opinion leaders, including influencers, creators, editors, and celebrities, who support our brand and marketing efforts. Such campaigns are often the result of long-term investments in these relationships, involving significant time and resources from our brand and marketing teams as well as monetary consideration, and may not result in new customers or increased sales of our products. Further, as our brand becomes more widely known, we may not attract new customers or increase our net revenue at the same rates as we have in the past. As of 2025, we have approximately 854,000 Active Customers in the United States. Globally, 78% of our repeat orders contained more than one product category. If we are unable to acquire new customers who purchase products across categories in numbers sufficient to grow our business, our net revenue may decrease and our business, financial condition, and results of operations may be materially and adversely affected.

In addition, our future success depends in part on our ability to increase sales to our returning customers over time, as a significant portion of our direct channel net revenue is generated from sales to returning customers, particularly more loyal returning customers who are highly engaged and make frequent and/or large purchases of the products we offer. Nearly 70% of our 2025 DTC net revenue was generated from returning customers and 54% of our customers acquired before 2025 have shopped with us more than once. If existing and/or loyalty customers no longer find our products appealing or are not satisfied with our customer experience, or if we are unable to update our products in a timely manner to meet current trends and customer demands, our returning customers may not make purchases, or if they do, they may make fewer or smaller purchases in the future.
If we are unable to continue to attract new customers or our returning customers decrease their spending on the products we offer or fail to make repeat purchases of our products, our business, financial condition, results of operations and growth prospects will be harmed.
Our success depends on the strength of our brand and on our ability to maintain a strong community of engaged customers; if we are unable to maintain and enhance the value and reputation of our brand, or if we experience negative publicity, our business or reputation will be harmed, which could have a materially adverse effect on our financial condition and results of operations.
The “Reformation” brand is integral to our business strategy and our ability to attract, engage, and retain customers. In 2025, we brought in approximately 75% of DTC new customers were acquired outside of paid digital acquisition channels, an ability which we believe is largely powered by the strength and uniqueness of our brand and brand voice in the marketplace. As a result, our success depends on our ability to maintain and enhance the image, value, and recognition of our brand. Maintaining, promoting, and positioning our brand will depend largely on the success of our creative, design, and marketing efforts, including advertising, social media, celebrity campaigns, and collaborations with other brands or influencers, as well as our ability to maintain a positive consumer perception of our corporate integrity, culture, mission, values, and environmental sustainability efforts.
Our brand, business and reputation could be adversely affected by any number of factors or events, including if our public image is tarnished by negative publicity due to our actions or those of persons associated with us (including employees, celebrities, influencers, brand partners or others who speak publicly or post on social media about our brand or our products, whether authorized or not), if we receive customer complaints or negative publicity related to our website, products, product delivery times, customer love or marketing efforts, if we fail to deliver innovative and high-quality products, if we face or mishandle a product recall or if we are subject to claims of “greenwashing” (e.g., misleading or deceptive claims related to our Sustainability Framework, goals or practices). For example, the organization known as People for the Ethical Treatment of Animals chose to label Reformation as “Greenwasher of the Year” in 2023 based on the use of animal-derived materials in some of our products. This type of response can adversely affect our public image, brand and reputation. Further, our brand and reputation have in the past, and in the future could be, negatively impacted by adverse publicity, whether or not valid, regarding allegations that we or persons associated with us have violated applicable laws or regulations, including but not limited to, those related to product labeling and safety, ethical sourcing, marketing, employment, discrimination, harassment, whistle-blowing, customer privacy, corporate citizenship, improper business practices or cybersecurity. Negative publicity regarding, or noncompliance with legal requirements or norms by, our direct and indirect suppliers could similarly adversely affect our reputation and sales and could force us to identify and engage alternative suppliers. Any harm to our brand and reputation could adversely affect our ability to attract and engage customers and could have a material adverse effect on our business, financial condition and results of operations.
Our brand may also be harmed through the licensing of trademarks and other intellectual property rights to third parties, including for example as part of our co-branded collaborations with our brand partners. Despite the terms of our licensing agreements with these third parties that govern the use of our intellectual property, which require licensees to abide by certain standards with respect to such use, our efforts to police licensees’ use of our intellectual property may not be sufficient to ensure their compliance with such agreements. The failure of our licensees to comply with the terms of their licenses could harm our reputation or the value of our brand or lead to a loss of our trademarks and other intellectual property rights, which could have a material adverse effect on our business, financial condition, results of operations. Any failure to effectively maintain and enhance our brands or reputation, or any excessive expenses incurred in these unsuccessful efforts, could have a material adverse effect on our business, financial condition and results of operations. Third parties who receive licenses to use our intellectual property rights may also experience negative claims or publicity involving their own brands, which by association could damage our reputation and brand, regardless of whether such claims are accurate.
In addition, the importance of our brand may increase to the extent we experience increased competition, which has required, and could continue to require, additional expenditures on our brand marketing activities. Maintaining and enhancing our brand image also has required, and may continue to require, us to make additional investments in areas such as merchandising, marketing, retail stores and online operations. These investments may be substantial and may not ultimately be successful.
If we are unable to anticipate and respond to changing consumer preferences and shifts in industry trends in a timely and cost-effective manner, our business, financial condition, and results of operations could be harmed.
Our target market of apparel, footwear, and accessories for women is subject to new and rapidly changing trends and constantly evolving consumer preferences and demands that cannot be predicted with certainty. We take inspiration from both vintage styles as well as current cultural moments to design products which we believe our customers are seeking at that moment. Accordingly, our success is dependent on our ability to anticipate, gauge and react to the latest trends and consumer demands, to translate such trends and demands into appropriate, desirable product offerings in a timely manner and to allocate these product offerings appropriately across all of our selling channels, including e-commerce, retail and wholesale channels. Our Merchandising, Design, Planning and Allocation and Operations teams are primarily responsible for performing this highly subjective and logistically complex work, including making initial product decisions, and they rely on feedback around trends from a variety of sources. This process may not accurately predict evolving trends, and our new products may not resonate with consumers as their preferences could shift rapidly to different styles. Our future success depends in part on our ability to anticipate and respond to these changes, and we may not be able to generate sufficient consumer interest in our products to remain competitive.
In particular, our unique designs, quality control, innovation and sourcing and use of sustainable materials and/or processes in the design and manufacturing of our products is essential to our commercial success. Research and development play a key role in environmentally sustainable innovation. We rely upon specialists in the fields of sustainability and material innovation to inform our research and development strategy and efforts. While we strive to produce products that are sustainable, consumer demand for our products could decline if we fail to introduce or maintain environmentally sustainable innovations in our products or if customers’ interest in sustainable materials and innovation substantially subsides. In addition, our experience in anticipating consumer preferences in one category, such as apparel, may not help us predict or anticipate consumer preferences in other new categories.
Further, lead times for many of our products, particularly denim, sweaters and outerwear, may make it more difficult for us to respond rapidly to new or changing product trends or consumer preferences. In addition, our lead times may be longer due to the extent we rely on ocean shipping to reduce carbon emissions, which may take longer generally (or as a result of geopolitical dynamics) compared with air or other transport. We continue to balance our inventory levels based on shifts in demand, but we may not be able to respond quickly enough to adjust our inventory position accordingly, which may have an adverse impact on our operating results. If we are unable to anticipate consumer preferences or industry changes or introduce new products in a timely manner, or our new product launches are not accepted by consumers, we could experience lower sales, excess inventories or lower profit margins, any of which could have an adverse effect on our business, financial condition and results of operations.
We utilize a range of marketing, advertising, and other initiatives to increase returning customers’ spend and to acquire new customers; if the costs of advertising or marketing increase, or if our initiatives fail to achieve their desired impact, we may be unable to grow the business profitably.
We deploy what we believe is a highly differentiated brand voice, unique content and performance marketing efforts, to drive customers from awareness to consideration to conversion. Promoting awareness of our brand and products is important to our ability to grow our business, drive ongoing customer engagement and retention and attract new customers. Our marketing strategy includes brand marketing campaigns, including campaigns, public relations, events and product gifting, as well as performance marketing, including paid search, paid social, affiliate marketing, retargeting, display, email, direct mail, generative AI optimization and search engine optimization, among other tools. In addition, our marketing strategy is global in scale. To monitor the efficacy of our expansion, we utilize a suite of paid and organic analytics tools to verify our brand reach and audience engagement across diverse markets. These tools allow us to measure the visibility of our content and the conversion efficiency of our campaigns in real-time; however, any inaccuracies in this data or limitations imposed by third-party platform transparency could lead to inefficient capital allocation and a failure to reach our target demographics effectively.
We establish and maintain relationships with celebrity, influencer and brand partners in order to develop and promote our products as well as strengthen our brand. In a competitive environment, the monetary and non-monetary costs associated with establishing and nurturing these relationships may increase, and there can be no assurance that our investments and efforts will ultimately result in new customers or increased sales to returning customers. If we are unable to maintain current partnerships or establish new partnerships in the future, this could adversely affect our brand visibility and strength and result in a negative impact to our financial results. We also seek to engage with our customers and audiences and build awareness of our brand through sponsoring unique events and experiences. If our marketing efforts, events and broader messaging are not appropriately tailored to and accepted by our target customers, we may fail to attract new customers and/or retain returning customers, and our brand and reputation may be harmed. Our future growth and profitability and the success of our brand will depend in part upon the effectiveness and efficiency of our marketing efforts.
We use third-party social media platforms, including Instagram, Facebook, Pinterest, TikTok, X (formerly known as Twitter) and YouTube, to raise awareness of our brand and engage with our community. As of           , 2026, we have approximately         million social media followers across these        platforms, which may include the same followers on multiple platforms. As existing social media platforms evolve and new platforms develop, we must continue to maintain a presence on these platforms and establish a presence on emerging platforms. If we are unable to cost-effectively use social media platforms as marketing tools, or unable to continue to use certain platforms at all, our ability to acquire new customers and our financial condition may suffer. For example, lawmakers in the United States, Europe and Canada have recently escalated efforts to restrict access to TikTok. On April 24, 2024, former-President Biden signed into law certain measures requiring TikTok’s parent company to sell TikTok by January 19, 2025 or face a total ban in the United States. Though TikTok’s parent company did not sell TikTok by the deadline, President Trump signed multiple extensions to give his administration more time to broker a deal to bring the social media platform under American ownership and, in September 2025, signed an executive order approving a proposed deal that resolves national security concerns and complies with the Protecting Americans from Foreign Adversary Controlled Applications Act by removing TikTok in the United States from China’s control. On January 22, 2026, TikTok USDS Joint Venture LLC, a majority owned U.S. joint venture, was established in compliance with the executive order signed by President Trump to enable continued accessibility for users in the United States. Individual states, governmental bodies and institutions have also voiced concerns that TikTok poses a national security threat and have pursued similar prohibitions. In addition, social media platforms we use may change their policies or algorithms, including in response to shifting consumer sentiment around topics such as sustainability, leading to shifts in the level of recommended content, which may impact our ability to fully optimize such platforms and acquire customers, resulting in an adverse effect on our business, financial condition and results of operations.
In addition, we currently receive a significant number of visits to our website via search engine results, primarily from Google. Search engines frequently change the algorithms that determine the ranking and display of results of a user’s search, which could reduce the number of visits to our website, in turn reducing new customer acquisition and adversely affecting our results of operations. The impact of agentic search is changing the landscape of search and discovery. Further, the recent introduction of AI and large language models within search and other marketing channels may change consumer search behavior and our ability to cost effectively acquire and retain customers. For example, in March 2025, Google introduced an experimental AI mode within its search platform and other platforms have or may in the future launch similar functionality. If we are unable to adapt to this and similar changes, our net revenue growth and profitability may be adversely affected. If we are unable to cost-effectively drive traffic to our website, our ability to acquire new customers and our financial condition would suffer.
Email and SMS marketing is also central to our marketing efforts. As of            , 2026, we had approximately       million subscribers to our email list. If we are unable to successfully deliver emails to our customers or if customers do not engage with our emails, whether out of choice, because those emails are marked as low priority or spam, or for other reasons, our business could be adversely affected. Our marketing initiatives have become increasingly expensive and may continue to increase in cost, and generating a meaningful return on those initiatives may be difficult or unpredictable. Even if we successfully increase net revenue as a result of our marketing efforts, it may not offset the additional marketing expenses we incur.
If our marketing efforts are not successful in promoting awareness of our products, driving customer engagement or attracting new customers, if we are not able to cost-effectively manage our marketing expenses or if we lose access to certain tools or platforms, our business, financial condition and results of operations could be adversely affected.
Failure to accurately forecast customer demand could lead to excess inventories or inventory shortages, which could result in decreased operating margins, reduced cash flows, and harm to our business.
To meet anticipated demand for our products, we must forecast inventory needs and place orders with our suppliers based on our estimates of future demand for particular products. Although we seek to replenish product based on real time sales data and other considerations, our ability to accurately forecast demand for our products could be affected by many factors, including an increase or decrease in customer demand for our products or for products of our competitors, changing consumer preferences, changing product trends, our failure to accurately forecast consumer acceptance of new products, product introductions by competitors, unanticipated changes in general market conditions, declines in overall consumer spending and weakening of economic conditions or consumer confidence in future economic conditions. For example, we source products, directly and indirectly, from China. The imposition of significant tariffs on imports from China or other countries that we source from, if reinstated at heightened levels or if restated at all, may result in our inability to cost-effectively source products. If we fail to accurately forecast customer demand, whether from China or other countries, we may experience excess inventory levels or a shortage of products available for sale in our stores or for delivery directly to our customers or to our wholesale partners.
Inventory levels in excess of demand may result in inventory write-offs, inventory write-downs, donations by us of our unsold products and/or the sale of excess inventory at discounted prices, any of which could cause our gross margin to suffer, impair the strength and exclusivity of our brand and have an adverse effect on our business, financial condition, results of operations and cash flows. For example, we have in the past sold certain of our products at discounted prices through various channels including our website, retail stores, outlets, sample sales and off-price wholesalers. We have also donated excess products to third parties in the past. Further, holding inventory in advance of any such sales or donations also risks the appeal of such inventory to be sold at all or may require that we sell such inventory at prices that are unfavorable to us.
Conversely, while we aim to manage our inventory to sell through and create a degree of scarcity, if we underestimate customer demand for our products and fail to place sufficient orders with our suppliers in advance, then our suppliers may not be able to deliver products to meet our requirements and we may experience inventory shortages. Inventory shortages in our stores or our company-operated or third-party distribution centers have in the past, and could in the future, result in delayed shipments to customers, lost sales, a negative customer experience, lower brand loyalty or damage to our reputation and customer relationships, any of which could have an adverse effect on our business, financial condition and results of operations.
Our industry is highly competitive and if we do not compete effectively, our operating results could be adversely affected.
The women’s apparel, footwear and accessories retail industry is highly competitive. We compete with a diverse set of businesses, including department stores, specialty retailers, independent brands, vintage stores, resale/second hand retailers, online marketplaces and other types of online and retail businesses that market products similar to the products we offer. We believe our ability to compete depends on many factors within and beyond our control, including:
•
attracting new customers and engaging and cultivating our relationships with returning customers;

•
attracting and retaining personnel;

•
further developing our data analytics and technology capabilities;

•
maintaining favorable brand recognition and effectively marketing our products to customers;

•
the amount, diversity and quality of products that we or our competitors offer;

•
optimizing and/or personalizing our website and in-store shopping experience;

•
maintaining and curating an appealing portfolio of products;

•
the price at which we are able to offer our products;

•
maintaining and growing our market share, including access to capital to invest in the business and/or growth;

•
price fluctuations or demand disruptions of our third-party suppliers and wholesale partners;

•
the speed and cost at which we can deliver products to our customers and the ease with which they can use our services to return products;

•
anticipating and quickly responding to changing fashion trends and consumer shopping preferences; and

•
our ability to expand attractive physical distribution points, whether through strategic wholesale placements or prime retail locations.

We expect competition to increase as other established and emerging companies enter the markets in which we compete, as customer requirements evolve and as new products and technologies are introduced.
Many of our current competitors have, and potential competitors may have, longer operating histories, larger fulfillment infrastructures, greater technical capabilities, faster shipping times, lower-cost shipping, more attractive customer service policies (e.g., with respect to shipping windows, return windows, return fees), larger customer bases, more sophisticated data analytics capabilities, and greater financial, marketing, institutional and other resources than we do. These factors may allow our competitors to derive greater revenue and profits from their existing customer bases, acquire customers at lower costs or respond more quickly than we can to new or emerging technologies and changes in fashion trends and customer shopping behaviors. These competitors may engage in more extensive research and development efforts, enter into or expand their presence in physical retail, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies, which may allow them to build larger customer bases or generate revenue from their existing customer bases more effectively than we do. If we fail to execute on any of the above better than our competitors, our business, financial condition and results of operations may be adversely affected.
Competition, along with other factors such as consolidation within the fashion industry and changes in customer spending patterns, could also result in significant pricing pressure. These factors may cause us to reduce prices to our customers, which could cause our gross margins to decline if we are unable to appropriately manage inventory levels or otherwise offset price reductions with comparable reductions in our operating costs. If our prices decline and we fail to sufficiently reduce our product costs or operating expenses, our profitability may decline, which could have a material adverse effect on our business, financial condition and results of operations.
If we fail to effectively manage our growth, our business, financial condition, and results of operations could be harmed.
We have expanded our operations rapidly since our inception in 2009. In particular, in the past three fiscal years, our annual net revenue has increased from $360 million in 2023 to $507 million in 2025 and our total company headcount has grown from approximately 974 employees in 2023 to approximately 1,365 at the end of 2025. If our operations continue to grow at a rapid pace, we may experience difficulties in obtaining sufficient supplier capacity and raw materials to produce our products, as well as delays in production and shipments, as our products are subject to risks associated with overseas sourcing and manufacturing. We could be required to continue to expand our creative, design, merchandising, planning, operations and supply chain functions, invest in opening and operating a greater number of retail stores in our existing markets and/or in new markets or invest in wholesale partners’ operations in lieu of or in addition to retail stores operated by us, upgrade our information systems and other processes and technology and obtain more space for our expanding workforce. This expansion could increase the strain on our resources, expose us to legal and compliance risk across new markets and cause us to experience operating difficulties, including difficulties in hiring, training and managing an increasing number of employees, especially to the extent our growth exposes us to a greater number of markets’ employment, health and safety and other regulatory and compliance requirements. Any of these or other difficulties in effectively managing our growth and the increased complexity of our business could result in the erosion of our brand image, which could have a material adverse effect on our financial condition and results of operations.
Further, if we are unable to maintain our core values and culture as we grow, our business could be harmed. We believe that a critical component of our success to date has been our corporate culture and values. We have invested substantial time and resources in building our culture, which is rooted in five core values: Make an Impact, Be Brave, People Focused, Make It Better and Own It. However, as we continue to grow, including expanding our geographic presence and developing the infrastructure associated with being a public company, we will face a number of challenges that may affect our ability to sustain our culture and shared values, including:
•
a need to identify, attract, reward and retain people in key leadership positions in our organization who share and further our culture, values and mission;

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the increasing size and geographic diversity of our workforce, which may limit our ability to promote a uniform and consistent culture and set of shared values across all of our offices and employees globally;

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the wider array of alternative working arrangements we now permit or may in the future permit, including part-time or flexible roles, fully remote roles, or “hybrid” roles (where a mix of in-person and remote work is permitted); and

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competitive pressures that may divert us from our mission, vision and values, and may cause us to take actions that are contrary to, or that our workforce views as contrary to, our culture or values.

Any failure to preserve our corporate culture (or localize it authentically) or any failure to live up to our values as a company, particularly those related to sustainability, could negatively affect our brand and reputation, harm our business and limit our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives.
Our past growth rates are not indicative of expected results in the future and we may be unable to successfully execute on our growth strategy.
Although our net revenue has grown profitably over time, this should not be considered as indicative of our future performance. We may not be successful in navigating through macroeconomic challenges and may not be successful in executing our growth strategy. Even if we effectively manage external challenges and achieve our strategic plan, we may not be able to sustain profitability. In future periods, our net revenue may decline or grow more slowly than we expect. We believe that the sustainability of our recent net revenue growth, profitability and potential future growth, including retail, category and geographic expansion, will depend upon many factors, including our ability to:
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increase brand awareness and drive efficient customer acquisition;

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retain returning customers and continue growth within our existing customer base;

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provide a premium shopping experience for our customers;

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respond to shifting customer behaviors and traffic patterns in person and online;

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operate new retail stores on a profitable basis and effectively extend our existing store leases at the same or better terms;

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offer an assortment of products that is attractive to customers and accurately forecast demand for our products;

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offer an attractive, effective, reliable, user-friendly online experience and develop new features to enhance the customer experience both in-store and on our website;

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increase the frequency with which new and repeat customers purchase products on our website and in our stores through merchandising, data analytics and technology;

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add new suppliers and deepen our relationships with our existing suppliers;

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attract and retain personnel;

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enhance and scale the systems our customers use to interact with our website and invest in our infrastructure platform;

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enhance and scale the technology and infrastructure we use to fulfill orders and process returns at our company-operated and third-party distribution centers;

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target additional categories and price points to continue widening our appeal beyond Millennial and Generation Z customers;

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expand further internationally and adapt to different local cultures, laws, regulations, standards and policies;

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comply with regulatory requirements, taxes, trade laws, trade sanctions and economic embargoes, tariffs, export quotas, custom duties or other trade restrictions or any unexpected changes thereto; and

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compete with local incumbents that understand the local market and may operate more effectively.

We cannot assure that we will be able to achieve any of the foregoing or that we will achieve or sustain the expected benefits of our growth strategy. Our customer base may not continue to grow or may decline in the future due to increased competition, the maturation of our business or other factors. Failure to continue our net revenue growth rates could have a material adverse effect on our business, financial condition and results of operations. You should not rely on our historical rate of net revenue growth as an indication of our future performance or the rate of growth we may experience in any new channel, category or geography.
We may be adversely affected by the financial health of our wholesale partners.
We have a small number of wholesale partners who account for a significant portion of our Wholesale and Other net revenues. We are party to agreements with such wholesale partners, and one of our growth initiatives is to leverage these partnerships to increase brand awareness and reach new customers. This strategy has required, and will continue to require, investment in cross-functional operations and management focus, along with investment in logistics, channel management, supporting technologies and headcount. If our wholesale partners discontinue or decelerate our partnership or otherwise do not satisfy their obligations to us, if we are unable to meet our wholesale partners’ expectations and demands or if we decide to enter into additional partnerships and are unable to identify suitable wholesale partners or reach agreements with them, we may fail to meet our business objectives with respect to our wholesale strategy. In addition, a decline in the performance or financial condition of our wholesale partners, including bankruptcy or liquidation, could result in a material loss of revenues to us and cause us to limit or discontinue business with that partner, require us to assume more credit risk relating to our receivables from that partner or limit our ability to collect amounts related to previous purchases by that partner. For example, in 2025 we incurred $1.7 million in bad debt expense related to the Chapter 11 bankruptcy filing of Saks Global. These risks are further heightened by the fact that our net accounts receivable are highly concentrated, with a single customer accounting for 23% of our consolidated accounts receivable as of 2025. In addition, we and our wholesale partners could face risks from a decline in the overall level of consumer retail spending, and a weak retail environment could impact customer traffic in the stores of our wholesale partners and also adversely affect our net revenue. Further, store closings by our wholesale partners decrease the number of stores carrying our products, while the remaining stores may purchase a smaller amount of our products and may reduce the retail floor space designated for our brand. In the future, retailers may further consolidate, undergo restructurings or reorganizations, realign their affiliations or reposition their stores’ target markets. Any of these types of actions could decrease the number of stores that carry our products or increase the ownership concentration within the retail industry. These changes could decrease our opportunities in the market, increase our reliance on a diminishing number of large wholesale partners and decrease our negotiating strength with our wholesale partners. These factors could have a material adverse effect on our business, financial condition and results of operations.
If we are unsuccessful in growing our e-commerce and retail channels and executing our expansion into new markets, our business, financial condition, results of operations, and growth prospects may suffer.
Although we distribute our products to wholesale partners, sales to our customers primarily occur via e-commerce and retail channels that are owned and operated by us. Growing our e-commerce platform and the number of physical stores owned by us is essential to our growth strategy. This strategy has required, and will continue to require, significant investment in cross-functional operations and management focus, along with investment in supporting technologies and retail store spaces. If we are unable to provide a convenient and consistent experience for our customers, our ability to compete and our results of operations could be adversely affected.
In addition our future growth depends, to a considerable extent, on our efforts to expand our existing markets and also on our success in entering new markets throughout the world that we deem attractive. While our headquarters are in the United States, we sell our products globally. In 2025, approximately 18% of our net sales were to customers outside of the United States. We have limited experience with regulatory environments and market practices outside of the United States, and cannot guarantee that we will be able to successfully enter or operate in any such markets. For example, in connection with our expansion efforts in our existing international markets, the United Kingdom, Canada and France, we have encountered, and expect we will continue to encounter, increased costs of operations resulting from higher custom duties, tariffs, taxes, payroll and benefits and other expenses and from new and different business requirements generally. We may also face risks related to foreign currency fluctuations, which could result in increased operating expenses and reduced net revenue. In connection with our expansion efforts into new international markets, we have encountered, and expect to continue to encounter, a number of obstacles including cultural and linguistic differences, differences in regulatory environments and market practices, difficulties in keeping abreast of market, business and technical developments and foreign customers’ tastes and preferences, differences in foreign labor laws and practices, as well as differences in employee expectations and working culture. We may also encounter difficulty expanding into new markets throughout the world because of limited brand recognition leading to delayed acceptance of our products by customers in these new markets. In particular, we have no assurance that our brand and performance marketing playbook will prove successful outside of the geographic regions in which they have been used in the United States, United Kingdom, Canada and France. The expansion into new markets may also present competitive, merchandising, forecasting and distribution and logistics challenges, including the timing component of speed to market and longer transit times, that are different from or more complex than those we currently face. Failure to develop new markets globally or disappointing growth outside of such markets may harm our business, financial condition or results of operations.
Increases in labor costs, including wages, could adversely affect our business, financial condition, and results of operations.
Labor is a significant portion of our cost structure and is subject to many external factors, including unemployment levels, inflation, prevailing wage rates, minimum wage requirements, overtime pay, fair labor standards, potential union protection, potential collective bargaining arrangements, health and other insurance costs, payroll taxes and changes in employment and labor legislation or other workplace regulations. These laws change frequently, exist at multiple levels with respect to a single physical location (e.g., federal, state and local), and may be difficult to interpret and apply.
From time to time, legislative proposals are made to increase the federal minimum wage in the United States, as well as the minimum wage in California and a number of other states and municipalities in which we operate, and to reform entitlement programs, such as health insurance and paid leave programs. As minimum wage rates increase or related laws and regulations change, we have and may need to continue to increase not only the wage rates of our minimum wage employees, but also the wages paid to our other hourly or salaried employees. Any increase in the cost of our labor could have a significant impact on our operating costs and may require that we take steps to mitigate such increases, which may have an adverse effect on our business, financial condition and results of operations. There is also a risk of potential claims related to discrimination and harassment, health and safety, wage and hour laws, personal injury and other claims. In addition, if we fail to pay such higher wages, we could suffer increased employee turnover. Increases in labor costs could force us to increase prices, which could adversely impact our sales. If competitive pressures or other factors prevent us from offsetting increased labor costs by increases in prices, our profitability may decline and could have a material adverse effect on our business, financial condition and results of operations. In particular, the job market in Southern California, where our principal offices and our company-operated distribution center, as well as nearly half of our employees (including retail employees) as of the end of 2025, are located, is very competitive. Further, since Reformation is a high performance culture, we have been a recruiting target for brands that wish to attract our talent.
In addition, although none of our domestic employees are currently covered by a collective bargaining agreement, if a material portion of our workforce were to become members of labor organizations or parties to collective bargaining agreements, we could be vulnerable to a strike, work stoppage or other labor action, which could have an adverse effect on our business. Our business operations and financial performance could be adversely affected by changes in our relationship with our workforce or changes to U.S. or foreign labor and employment laws and regulations.
Further, the laws and regulations that govern the status and classification of independent contractors and other similar non-employee services providers are subject to change and divergent interpretations by various authorities, which can create uncertainty and unpredictability for us and could significantly affect our business and our relationship with our employees and other individuals providing valuable services to us, such as photographers, influencers, models and various consultants. For example, in California, Assembly Bill 5 codified and extended an employment classification test set forth by the California Supreme Court that established a new standard for determining employee or independent contractor status. This bill, and other similar initiatives throughout the United States, could lead to additional challenges to the classification of photographers, influencers, models and various consultants and a potential increase in claims, lawsuits, arbitration proceedings, administrative actions, government investigations and other legal and regulatory proceedings at the federal, state and municipal levels challenging the classification of any photographers, influencers, models or various consultants as independent contractors. Such regulatory scrutiny or actions over such classification practices also may create different or conflicting obligations from one jurisdiction to another. Although we are currently not involved in any material legal actions of this nature and, to our knowledge, there have been no material claims of misclassification made against us, the likelihood of misclassification claims in states like California has increased in light of laws such as Assembly Bill 5, and the results of any such litigation or arbitration are inherently unpredictable and legal proceedings related to such claims, individually or in the aggregate, could have a material impact on our business, financial condition and results of operations. Regardless of the outcome, litigation and arbitration of misclassification and wage and hour claims could result in defense and settlement costs and diversion of management resources, among other factors, which could have a material adverse effect on our business, financial condition and results of operations.
Our quarterly operating results may fluctuate, which could cause our stock price to decline.
Our quarterly operating results may fluctuate for a variety of reasons, many of which are beyond our control. These reasons include those described in these risk factors, as well as the following:
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fluctuations in net revenue generated from our products;

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fluctuations in the levels or quality of inventory;

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fluctuations in capacity as we expand our operations;

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our success in engaging returning customers and attracting new customers;

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the amount and timing of our operating expenses;

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fluctuations in the rate of U.S. tariffs imposed on goods imported from China and other countries;

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the timing and success of new products we introduce;

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the impact of competitive developments and our response to those developments;

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our ability to manage our existing business and future growth;

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disruptions or defects in our site, such as privacy or data security breaches or changes in the ability to or ease of checkout; and

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economic and market conditions, particularly those affecting our industry.

In addition, historically, we have experienced a pattern of increased sales into the early spring and summer months, which has resulted in increased revenue during the second quarter of each fiscal year relative to the first quarter. The third fiscal quarter typically sees a moderate increase in net revenue relative to the second fiscal quarter, given the timing of one of our twice-yearly promotional events beginning in August. We expect this seasonality to continue in future years and believe it will be subject to maintaining our promotional sales strategy and the precise timing of our twice-yearly promotional sales event and our annual Black Friday Cyber Monday promotion. This seasonality, along with other factors that are beyond our control, including weather conditions and the effects of climate change, could adversely affect our business and cause our operating results to fluctuate.
As a result of these quarterly fluctuations, we believe that comparisons of our operational results between different quarters within a single fiscal year or across different fiscal years are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of our future performance. In the event that any quarterly fluctuations in our net revenue and results of operations result in our failure to meet our forecasts or the forecasts of the research analysts that may cover us in the future, the market price of our ordinary shares could fluctuate or decline.
As a company that operates retail stores, we are subject to commercial real estate risks.
As of the end of 2025, we operated 62 full-price retail store locations and two outlet stores across four countries. We lease our stores under operating leases. We are focused on the expansion of our retail operations and expect to continue to evaluate and grow the total number of stores we operate over the next several years, domestically and internationally.
When we open new retail stores, our ability to effectively obtain real estate to open new retail stores, both domestically and internationally, depends on many factors, including, among others, our ability to:
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identify suitable store locations that meet our criteria for traffic, size, layout and square footage, co-tenancies, lease economics, demographics and other factors, the availability of which is outside of our control and may require expensive and long-term lease obligations;

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gain brand recognition and acceptance, particularly in geographies or regions that are new to us;

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negotiate acceptable lease terms;

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hire, train and retain employees who possess the required customer service and other skills and who share our commitment to sustainability;

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invest sufficient capital in store build-out and opening;

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immerse new employees into our corporate culture and shared values;

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source sufficient inventory levels; and

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successfully integrate new stores into our existing operations and IT systems.

We may be unsuccessful in identifying new markets where our products and brand image will be accepted. We also must be able to effectively renew our existing real estate leases. In addition, if an existing or new store is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. We may also be committed to perform our obligations under the applicable leases even if current locations of our stores become unattractive as demographic or competitive landscape patterns change. Failure to secure adequate new locations or successfully modify leases for existing locations, including due to the impact of supply and demand economics and market cyclicality, or failure to effectively manage the profitability of our existing retail stores or efficiently manage any retail store closure process, could have an adverse effect on our business, financial condition and results of operations.
We may be unable to accurately forecast net revenue and appropriately plan our expenses in the future.
We base our current and future expense levels on our operating forecasts and estimates of future net revenue and gross margins. Net revenue and operating results are difficult to forecast because they generally depend on the volume, timing, value and type of the orders we receive and return rates, chargebacks and bad debts, all of which are uncertain. In addition, we cannot be sure the same growth rates, trends and other key performance metrics are meaningful predictors of future growth. Our business is affected by general economic and business conditions in the United States, Canada, the United Kingdom and France and, as we grow, in additional international markets. For example, the rapid changes and uncertainty in global trade practices, including tariff rates, make it difficult to predict sales, inventory levels and gross margin. Our mix of product offerings may also be variable from quarter-to-quarter. This variability makes it difficult to predict sales and could result in significant fluctuations in our net revenue, margins and profitability from period-to-period. A significant portion of our expenses are fixed, and as a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in net revenue. Furthermore, we may be unable to adjust our investments in a timely manner to support increasing demand and higher net revenue or compensate for any incremental unexpected shortfall in net revenue. Any failure to accurately predict net revenue or expenses could cause our operating results to be lower than expected, which could materially adversely affect our business, financial condition and results of operations.
Product returns could harm our business.
We generally allow customers to return products under a return policy that we believe is relatively standard for the industry. For example, unless otherwise stated, within the United States, we generally accept product returns for products purchased through our DTC channel in new condition and with original tags for full refund or exchange if returned within 30 days. A return shipping fee generally applies to all online orders, with one fee per order. Our revenue is reported net of returns, discounts and any taxes collected from customers and remitted to government authorities. We estimate an allowance for expected product returns based on historical return trends. Revenue is presented net of the sales return allowance and the expected inventory right of recovery is presented as a reduction of cost of revenue. The introduction of new products, changes in consumer confidence or shopping habits or other competitive and general economic conditions could cause actual returns to exceed our estimates. As actual return costs differ from previous estimates, the amount of the liability and corresponding revenue are adjusted in the period in which such costs occur. In addition, from time to time, our products may be damaged in transit, which may increase return rates or impede our ability to resell such products with respect to damaged returned goods. From time to time, customers have abused our return policy by, for example, not appropriately returning product or returning product that has been worn repeatedly or has been stained within the 30-day return window and cannot be resold. Competitive pressures could cause us to alter our return policies or our shipping policies, which could result in an increase in product returns, an increase in damaged, unsaleable inventory and/or an increase in costs if we are no longer able to charge a return shipping fee. Alternatively, if we implement higher return fees or increase other standards or qualifications for product returns in order to improve our product return economics, for example by reducing the return window, it could result in reduced demand for our product or result in lower customer satisfaction and higher customer churn. If the rate of product returns increases significantly or if product return economics become less efficient, our business, financial condition and results of operations could be harmed.
We are subject to risks related to our sustainability activities and disclosures, including our commitment to certain sustainability criteria, which we call the Sustainability Framework, and our reputation and brand could be harmed by evolving disclosure requirements and expectations.
In 2015, we began purchasing third party carbon offsets with the intention to make up for our environmental footprint, and introduced RefScale to track the environmental footprint of our products. In 2016, we made our sustainability progress public with our inaugural Sustainability Report, which we have published at least bi-annually. We introduced the first iteration of our Sustainability Framework in 2019, which establishes the core tenants of our work. In December 2020, we announced our commitment to reducing our carbon footprint and becoming Climate Positive by the end of 2025, which we subsequently achieved. While there is no standardized or broadly agreed upon definition of Climate Positive, we define it as meeting our greenhouse gas reduction targets and supporting the removal of more operational greenhouse gas emissions than we produce. This includes investing in solutions that reduce greenhouse gas emissions, driving climate action throughout our supply chain, including through our Factory Forward program that assists our suppliers with measuring, reporting, and assessing opportunities for reducing environmental costs, and making our roadmap public so others can do it too. In 2023, we announced our commitment to be circular by 2030, meaning we will aim to create products with as close to zero virgin materials (which we define as any raw material that was cultivated or created for our product and has not been used before) as possible, reduce waste and strive to ensure that every product is recyclable, and published a roadmap that defines how we plan to achieve that goal.
While our sustainability strategy and practices and the level of transparency with which we are approaching them are foundational to our business, they expose us to certain risks and uncertainties, including:
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we may fail or be unable to fully achieve one or more of the 2030 commitments, or other aspirations, targets, goals, commitments, due to a range of factors within or beyond our control (including, for example, technical limitations on recycled fibers that impede product quality and durability, the cost of recycling sustainable fibers, the lack of enforcement of industry-wide regulation by state and federal governments and/or the inability of the fashion industry to make sufficient progress on technological innovation), or that we may modify our stated goals in light of new information, adjusted projections or a change in business strategy, any of which could negatively impact our brand, reputation and business;

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achieving our 2030 commitments and other sustainability commitments has required, and may in the future require, us to expend significant monetary and non-monetary resources, which could divert the attention of our senior management and key personnel, impact our profitability, harm us competitively or otherwise limit our ability to make investments in the growth of our business;

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actual or anticipated customer sentiment regarding sustainability matters may change, which may negatively impact our brand, reputation and business;

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our disclosures related to sustainability may result in heightened scrutiny from stakeholders, investors, governmental authorities or other third parties of our sustainability performance, activities and decisions;

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our brand, reputation and business could be negatively impacted by an actual or perceived failure to disclose sustainability metrics and related goals, a failure to appropriately manage selection of goals, an actual or perceived failure to make appropriate disclosures, the fact that we have sustainability programs and goals at all, the perception that our sustainability goals and practices are not aligned with the policies, standards or expectations of certain stakeholders, including third-party rating services;

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we use the terms ‘sustainable,’ ‘climate positive,’ ‘circular,’ and ‘deadstock,’ among other terms related to sustainability activities, our definitions of which may not align with the definitions, requirements or expectations of regulators, lawmakers, industry groups, customers and other stakeholders, and which definitions may evolve or change, including across geographies;

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certain metrics we utilize receive limited or no assurance from and/or verification by third parties, may involve a less rigorous review process than assurance sought in connection with more traditional audits and may not identify errors or protect us from potential liability under the securities laws and if we were to seek more extensive assurance or attestation with respect to such sustainability metrics, we may be unable to obtain such assurance or attestation or may face increased costs related to obtaining and/or maintaining such assurance or attestation;

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the third-party data, benchmarks, indices and assumptions used in our RefScale carbon footprint and water calculations are determined to be wrong or become unavailable to us for whatever reason, which would require us to find a new source of quality third-party data or develop our own, either of which could require significant resources or a temporary suspension of sharing our RefScale calculations and if our stakeholders react unfavorably to any such situation, or we fail to adequately manage any transition, it could negatively impact our brand, reputation and business;
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the sustainability standards, norms or metrics, which are constantly evolving, change in a manner that impacts us negatively or requires us to change the content or manner of our disclosures and our stakeholders or third parties view such change(s) negatively, we are unable to adequately explain such changes or we are required to expend significant resources to update our disclosures, any of which could negatively impact our brand, reputation and business;

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our brand, reputation and business could be negatively impacted if we are perceived, alleged or found to be in violation of, or non-compliant with, existing, newly adopted or constantly evolving sustainability-related laws and disclosure requirements that are applicable to us and that may conflict with other regulatory requirements and result in regulatory uncertainty; and

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our brand, reputation and business could be negatively impacted if any of our disclosures, including our RefScale calculations, marketing, labeling, reporting to third-party sustainability standards or reporting against our 2030 commitments or other goals are inaccurate, perceived to be inaccurate or alleged to be inaccurate.

Climate change and the evolving and varied expectations by governments, organizations, customers and investors on sustainability issues, including those related to climate change and socially responsible activities, may adversely affect our reputation, business, financial condition, and results of operations.
Climate change occurring around the world may impact our business in numerous ways. Such changes could lead to an increase in prices of raw materials, commodities and/or packaging, as well as reduced availability of key manufacturing components. Increased frequency and severity of natural disasters and extreme weather, such as storms, severe temperatures, wildfires, hurricanes and floods, as well as changes in weather patterns, could cause increased disruption to the production and distribution of our products and have an adverse impact on consumer demand and spending. For example, in January 2025, the Los Angeles area wildfires resulted in the temporary closure of all of our local stores for several days and, ultimately, in the extended closure of our Pacific Palisades store, which remains closed, resulting in lost revenue and profits.
The focus of investor advocacy groups, certain institutional investors, investment funds, other market participants, stockholders and stakeholders on sustainability practices of companies has been changing. Some of these parties have placed increased importance on the implications of the social impact of their investments. If our sustainability practices do not meet investor or other stakeholder expectations and standards (which are continually evolving and may emphasize different priorities than the ones we choose to focus on or may emphasize none at all), or if our sustainability practices, including our periodic reporting, change or otherwise do not live up to our own values or sustainability-related goals, then our brand, reputation and employee retention may be negatively impacted. On the other hand, various governmental authorities and regulators at the state and federal level may scrutinize or otherwise take action against our sustainability initiatives, policies and practices, including those relating to human capital management. We could also incur additional costs and require additional resources to monitor, assess and comply with applicable regulations and other developments and to achieve our sustainability goals. In addition, as we continue to grow or enter new markets, our business may be subject to additional and potentially conflicting laws and regulations. Also, our failure, or perceived failure, to manage reputational threats and meet expectations with respect to socially responsible activities and sustainability commitments could negatively impact our brand, employee retention, the willingness of our customers and suppliers to do business with us and have a material adverse impact on our business, financial condition and results of operations.
Our business may also become a target for litigation, activism and media attention based on any sustainability claims that we may make. Other companies have faced increased scrutiny over their sustainability claims from consumers and legislative and regulatory bodies in recent years. For example, in 2024, Canada and the EU implemented new “greenwashing” rules regulating environmental claims in marketing materials. Similarly, there may be updates to the Federal Trade Commission (“FTC”) Green Guides, in which green marketing guidance is incorporated into various consumer protection and false advertising laws. This has led to a notable increase in litigation and regulatory action relating to these types of claims. Similarly, there is potential litigation risk related to our commitment to sustainable sourcing. In the event that human rights and labor abuses or unsustainable practices are uncovered in our supply chain, we are susceptible to consumer protection false advertising litigation and other actions, which may have a material adverse effect on our brand, business, or reputation. The outcome of such litigation, particularly class action and regulatory actions, can be difficult to assess or quantify, and the cost to defend such lawsuits may be significant.
Our focus on using sustainable high-quality materials and reducing environmental impacts in our manufacturing processes and supply chain practices may increase our cost of revenue and hinder our net revenue growth.
We are dedicated to prioritizing sustainable materials that meet our quality standards, and supply chain and manufacturing processes that collectively limit our carbon footprint. In May 2023, we announced a commitment to be circular by 2030, and published a roadmap of how we plan to achieve that goal. As our business evolves, it may be increasingly challenging to cost-effectively secure enough sustainably sourced high-quality materials to support our growth and achieve our sustainability goals while also achieving and maintaining profitability. In addition, our ability to expand into new product categories depends in part on our ability to identify new sustainable materials that are suitable for our products. Our inability to source materials that meet our sustainability requirements and high-quality standards in sufficient volumes could result in slower growth, increased costs and/or lower net profits. Additionally, as our business evolves, we may not be able to identify suppliers with business practices that reflect our commitment to sustainability, which may adversely impact our ability to expand our supply chain to meet the expected growth of our business. Most of our total carbon footprint comes from our supply chain, so maintaining our climate positive goal depends on how we influence our supplier relationships. While we have implemented several measures, including our Factory Forward programs, there is no assurance that these measures will be successful. If any of these factors prevent us from achieving our sustainability goals, including one or more of the 2030 commitments, or increase the carbon footprint of any of our products, it could have an adverse effect on our brand, reputation, business, financial condition, and results of operations.
Certain of our key operating metrics are subject to inherent challenges in measurement, and any real or perceived inaccuracies in such metrics or the underlying data may cause a loss of investor confidence in such metrics, and the market price of our common stock may decline.
We track certain key operating metrics using internal and/or external data analytics tools, which have certain limitations, including, but not limited to, imperfect data collection (e.g., lack of emails and/or other identifiers for certain customers who purchase via our retail channels and do not supply such information). In addition, we rely on data received from third parties, including third-party platforms, to track certain performance indicators, and we may be limited in our ability to verify such data. In addition, our methodologies for tracking metrics may change over time, which could result in changes to the metrics we report. If we undercount or overcount performance due to the internal data analytics tools we use or issues with the data received from third parties, if our internal data analytics tools contain algorithmic or other technical errors or if changes in access to third-party data or external reporting standards require modifications to how we calculate certain operating metrics, the data we report may not be accurate or comparable with prior periods. In addition, limitations, changes or errors with respect to how we measure data may affect our understanding of certain details of our business, which could affect our longer-term strategies. If our performance metrics are not, or are not perceived to be, accurate representations of our business, if we discover material inaccuracies in our metrics or the data on which such metrics are based or if we can no longer calculate any of our key performance metrics with a sufficient degree of accuracy, investors could lose confidence in the accuracy and completeness of such metrics, which could cause the price of our common stock to decline.
Our indebtedness could adversely affect our financial condition and operating flexibility.
As of the end of 2025, we had $159 million of term loans and $4 million of letters of credit outstanding under our Credit Agreement for a total indebtedness of $163 million. As of the end of 2025, cash on hand was $65 million and we had $26 million of capacity available under our revolving facility. We generally experience significant fluctuations in our working capital over our operating cycle due to our limited number of sale periods every year and the seasonality of our business, wherein we typically experience lower net revenue in our first quarter compared to our second and third quarter. Our debt could have important consequences, including:
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limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements and increasing our cost of borrowing;

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requiring a portion of our cash flow to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flow available for working capital, capital expenditures, acquisitions and other general corporate purposes;

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requiring the net cash proceeds of certain equity offerings to be used to prepay our debt as opposed to being applied for other purposes;

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exposing us to the risk of rising interest rates with respect to the borrowings under any variable rate indebtedness; and

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limiting our flexibility in planning for and reacting to changes in the industry in which we compete.

The Credit Agreement contains a number of restrictive covenants that impose operating and financial restrictions on us. For example, the Credit Agreement limits our ability to, among other things, incur additional indebtedness, make certain restricted payments and investments or redeem or repurchase capital stock, transfer or sell assets, enter into transactions with affiliates, create or incur certain liens, make certain loans, investments or acquisitions, issue certain redeemable stock and preferred stock, create or incur restrictions on the ability of our subsidiaries to pay dividends or to make other payments to us, merge, consolidate or transfer all or substantially all of our assets, pay or redeem subordinated debt or equity and amend our organizational documents. All of these limitations are subject to significant exceptions and qualifications. Nevertheless, the covenants to which we are subject could limit our ability to finance our future operations and capital needs and our ability to pursue business opportunities and activities that may be in our interest.
If we are unable to comply with these restrictions and covenants at times and to the extent they are applicable, including as a result of events beyond our control, we may risk an event of default under the Credit Agreement, which could accelerate the payment of any amounts then due and limit our ability to incur future borrowings. In addition, if we are unable to pay amounts due under our Credit Agreement or to fund other liquidity needs, such as future capital expenditures or contingent liabilities as a result of adverse business developments, increased pricing pressures or otherwise, we may be required to refinance all or part of our then-existing indebtedness, sell assets, reduce or delay capital expenditures or seek to raise additional capital. Any of these factors could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Inflation could adversely impact our business, financial condition, and results of operations.
Inflation in the United States and other jurisdictions in which we operate began to rise significantly in late 2021, although it has slightly improved in 2024 and 2025. The rise of, and uncertainty regarding, inflation is primarily believed to be the result of the economic impacts from the global COVID-19 pandemic, including related global supply chain disruptions, government stimulus packages, strong economic recovery and associated widespread demand for goods, as well as geopolitical conflicts (such as in Ukraine and the Middle East), and recently imposed, new or increased tariffs, among other factors. For instance, global supply chain disruptions have resulted in shortages in materials, which has led to inflationary cost increases for materials and energy, and could in the future cause further cost increases as well as scarcity of certain products. We have experienced, and may in the future experience, inflationary pressures in certain areas of our business, including with respect to employee wages, the cost of materials, transportation and energy, as well as performance and brand marketing expenses, store rents and build-out costs and other various professional and technology expenses. We cannot predict any future trends in the rate of inflation or associated increases in our operating costs or potential weakening of consumer spending power and how that may impact our business. To the extent we are unable to recover higher operating costs and a potential weakening of consumer spending power resulting from inflation, or otherwise mitigate the impact of such costs on our business, our revenues and gross profit margins could decrease and our business, financial condition, and results of operations could be adversely affected.

We are a holding company and depend upon our subsidiaries for our cash flows.
We are a holding company. All of our operations are conducted, and almost all of our assets are owned, by our subsidiaries. Consequently, our cash flows and our ability to meet our obligations depend upon the cash flows of our subsidiaries and the payment of funds by our subsidiaries to us in the form of dividends, distributions or otherwise. The ability of our subsidiaries to make any payments to us depends on its earnings, the terms of its indebtedness, including the terms of any credit facilities and legal restrictions. Any failure to receive dividends or distributions from our subsidiaries when needed could have a material adverse effect on our business, financial condition, and results of operations.
If we are unable to attract and retain qualified personnel, we may not be able to grow effectively or successfully operate our business.
Our success, including our ability to anticipate and effectively respond to changing trends, depends in part on our ability to attract and retain qualified personnel on our executive team, particularly our chief executive officer, and in our merchandising, engineering, marketing, design and other teams. Competition for qualified personnel is strong, and we cannot be sure that we will be able to attract and retain a sufficient number of qualified personnel in the future or that the compensation costs of doing so will not adversely affect our operating results. If we are unable to retain, attract and motivate talented employees and members of senior management and our board of directors with the appropriate skills at cost-effective compensation levels or if changes to our business adversely affect morale or retention, we may not achieve our objectives and our business, financial condition, and results of operations could be adversely affected. In addition, the loss of one or more of our key personnel or the inability to promptly identify a suitable successor to a key role could have an adverse effect on our business. In particular, our Chief Executive Officer, Hali Borenstein, has unique and valuable experiences, being part of our team since 2014. If she were to depart or otherwise reduce her focus on our company, our business may be disrupted. We do not currently maintain key-person life insurance policies on any member of our senior management team or other key employees. We also may be unable to retain existing management, technical, sales and customer support personnel that are critical to our success, which could harm our customer and employee relationships, result in loss of key information, expertise or know-how or cause us to incur unanticipated recruitment, training and other costs, which could in turn harm our business, financial condition, and results of operations.
Risks Related to Our Supply Chain
Our reliance on suppliers to provide materials for and to produce our products could cause problems in our supply chain, and failure of our suppliers to consistently provide high-quality materials and products could adversely affect our brand and reputation and cause our business, financial condition, and results of operations to suffer.
We rely primarily on suppliers to provide materials for and to produce our products. Many of our products are manufactured by third parties and may be available, in the short term, from a limited number of sources, some of whom may be impacted by external factors. In 2025, our top five suppliers produced approximately 54% of our units. Our agreements with some suppliers may not adequately meet our volume and other production requirements, and we compete with other companies for raw materials and production.
We have experienced, and may in the future experience, a significant disruption in the supply of finished goods and raw materials from current sources and we may be unable to locate alternative suppliers of comparable quality at an acceptable price in time, or at all. In addition, if we experience significant increased demand or if we need to replace an existing supplier, we may be unable to locate additional supplies of raw materials or additional manufacturing capacity on terms that are acceptable to us, or at all, or we may be unable to locate any supplier with sufficient capacity to meet our requirements or to fill our orders in a timely manner. These issues and risks are increased as a result of our commitments to sustainability, including our use of specific materials and manufacturing processes and the sustainability requirements or expectations we impose on our suppliers, which generally limit the number of suppliers who could potentially satisfy our requirements. Identifying a suitable supplier is an involved process that requires us to become satisfied with its quality control, responsiveness and service, financial stability, environmental impact, labor practices, price, geographical location and ethical standards. Even if we are able to expand existing or find new manufacturing or materials sources, we may encounter delays in production and added costs as a result of the time it takes to train our suppliers in our methods, products and quality control standards. Delays related to supplier changes could also arise due to an increase in shipping times if new suppliers are located farther away from our markets or from other participants in our supply chain or if an alternative shipping and transportation route is required, any of which could increase our overall environmental impact and which could also negatively impact our reputation and the carbon footprint scoring of our products. Additionally, geopolitical tensions have increased global shipping rates. Any delays, interruption or increased costs in the supply of materials or manufacture of our products could have an adverse effect on our ability to meet customer demand for our products and result in lower net revenue and income from operations both in the short and long term.
Further, our success depends on the quantity and quality of the finished products provided by our suppliers, which depends on the quantity and quality of the raw materials they receive from other supply chain partners. We may be unable to provide customers with the high-quality sustainable products they seek if our suppliers do not consistently produce high-quality products for us to sell. If returning customers are dissatisfied with their product experience due to defects in the materials or manufacturing of our products or other quality related concerns, then they may stop buying our products and may stop referring others to us, and we could experience an increase in the rate of product returns. If we are unable to retain returning customers and attract new customers due to quality issues that we fail to identify and remedy, our growth prospects would be harmed and our business could be adversely affected. If product quality issues are widespread or result in product recalls, our brand and reputation could be harmed, we could incur substantial costs and our financial condition, and results of operations could be adversely affected. While we carry product liability insurance, our insurance may not be adequate to cover all liabilities that we may incur in connection with product liability claims.
We have operations and do business in China, which exposes us to risks inherent in doing business there.
We use multiple third-party suppliers based primarily in China. With the rapid development of the Chinese economy, the cost of labor has increased and may continue to increase in the future. Furthermore, pursuant to Chinese labor laws, employers in China are subject to various requirements when signing labor contracts, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. Our results of operations will be materially and adversely affected if the labor costs of our third-party suppliers increase significantly. In addition, we and our suppliers may not be able to find a sufficient number of qualified workers due to the intensely competitive and fluid market for skilled labor in China.
Operating and doing business in China exposes us to political, legal and economic risks. In particular, the political, legal and economic climate in China, both nationally and regionally, and China’s relationship with the United States, is fluid and unpredictable. Our ability to operate and do business in China may be adversely affected by changes in U.S. and Chinese laws and regulations such as those related to, among other things, taxation, import regulations and export controls, tariffs, social media, environmental regulations, land use rights, intellectual property, currency controls, network security, employee benefits, hygiene supervision and other matters. For example, the Chinese Ministry of Commerce may investigate companies operating and doing business in China and may designate a company as an “Unreliable Entity” if it finds improper behavior or violations of market trading practices. Such designation may result in monetary fines, import and export restrictions, investment restrictions and reputational damage. In addition, there is risk of this designation being used as retaliation against companies that maintain intensive human rights diligence practices or are perceived to be boycotting products manufactured or sourced from certain regions, such as the Xinjiang region. If any of these events occur, our business, financial condition, and results of operations could be materially and adversely affected. Chinese trade regulations are also in a state of flux and we may become subject to other forms of taxation, tariffs and duties in China. Furthermore, the third parties we rely on in China may disclose our confidential information or intellectual property to competitors or third parties, which could result in the illegal distribution and sale of counterfeit versions of our products. If any of these events occur, our business, financial condition, and results of operations could be materially and adversely affected. Due to the uncertainty regarding the timing, content, and extent of any changes in policy and regulatory restrictions, we cannot assure you that we will successfully mitigate any negative impact, including any ability to continue to procure items or services from entities linked to China or other designated countries. Depending upon their duration and implementation, such executive or regulatory actions could result in a material adverse effect on our business, financial condition, and results of operations.
Failure of our suppliers to comply with our sustainability partner guide, contractual obligations, local laws and other standards could harm our business.
We work with suppliers, most of which are located outside of the United States, to manufacture our products. We require all of our suppliers, including cut, make and trim manufacturing partners to adhere to our sustainability partner guide and other social, environmental, health and safety standards. We also require these suppliers to comply with applicable standards for product safety. Notwithstanding their contractual obligations to comply with our policies and applicable laws and standards, and the annual independent third-party audits conducted of our direct cut, sew and finish partners, from time to time, suppliers may not comply with such standards or applicable local law or may fail to enforce such standards or applicable local law on their suppliers. Significant or continuing non-compliance with such standards and laws by one or more suppliers could harm our reputation or result in a product recall, contract termination and, as a result, could have an adverse effect on our business, financial condition, and results of operations. Similarly, agreements that we enter into with these suppliers generally do not require blanket exclusivity with us. As a result, some suppliers may be permitted to work with parties who could be deemed competitive, which could harm our business.
In addition, failure of one or more suppliers to comply with applicable laws and regulations and contractual obligations could lead to litigation against us or require us to initiate litigation to enforce our contracts, resulting in increased legal expenses and costs. Similarly, the failure of any such suppliers to provide safe and humane factory conditions and oversight at their facilities could damage our reputation with customers or result in legal claims against us or cause our merchandise to be detained or seized upon entry. For instance, the U.S. Uyghur Forced Labor Prevention Act of 2021 establishes a rebuttable presumption that goods made in whole or in part in China’s Xinjiang Uyghur Autonomous Region involve the use of forced labor and are prohibited from entry into the United States, and the U.S. government has identified cotton, rayon and apparel products as high priority sectors for enforcement. Similarly, the European Union recently adopted the EU Forced Labor Regulation, which will take effect in December 2027. In addition to reputational harm, supply chains with a potential nexus to forced labor create risk of detention or seizure of goods under these regulations. Any such non-compliance by our suppliers, product recalls or negative publicity regarding production methods, alleged practices or workplace or related conditions of any of our suppliers could adversely affect our brand image, result in lost sales, require us to divert resources to address and remediate these issues, expose us to legal claims and force us to locate alternative suppliers or delay production, any of which could have an adverse effect on our business, financial condition, and results of operations. Any of these issues with our contractors could have a greater negative impact on us, due to the importance of sustainability practices to our brand and business.
Our reliance on overseas suppliers, including those located in jurisdictions presenting an increased risk of bribery and corruption, exposes us to legal, reputational and supply chain risk through the potential for violations of federal and international anti-corruption law and sanctions and export controls.
Most of our products are derived from third-party supply and manufacturing partners in foreign countries and territories, including countries and territories perceived to carry an increased risk of corrupt business practices. We also have subsidiaries and/or employees and other agents working in several foreign countries and territories, including, but not limited to, the United Kingdom, Canada, and France. Our operations are subject to anti-bribery and anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the UK Bribery Act 2010 (the “Bribery Act”) and other anti-corruption and anti-money laundering laws in countries in which we conduct activities. The FCPA, the Bribery Act and other anti-corruption laws generally prohibit companies and their employees, agents, representatives, distributors, wholesale partners, other business partners, and third-party intermediaries from corruptly promising, authorizing, offering, providing, soliciting, or receiving, directly or indirectly, improper payments or anything of value to or from recipients in the public or private sector for the purpose of obtaining or retaining business, directing business to any person, or securing any advantage. Under the

Bribery Act, a company may also be liable for failing to prevent a person associated with the company from committing a bribery offense. In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. In many foreign countries, including countries in which we may conduct business, it may be a local custom that businesses engage in practices that are prohibited by the FCPA or other applicable anti-corruption laws and regulations. We face significant risks if we or any of our directors, officers, employees, agents, or other partners or representatives fail to comply with these laws, and governmental authorities in the United States and elsewhere could seek to impose substantial civil and/or criminal fines and penalties, which could adversely affect our reputation, business, financial condition, and results of operations.
While we have implemented policies and procedures relating to anti-bribery and anti-corruption compliance, our employees, agents, representatives, distributors, wholesale partners, other business partners, third-party intermediaries, and companies to which we outsource certain of our business operations may take actions in violation of our policies and applicable law, for which we may be ultimately held responsible and which could lead to an adverse effect on our reputation, business, financial condition, and results of operations.
Our business must be conducted in compliance with applicable economic and trade sanctions laws and regulations, such as those administered and enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the United Nations Security Council, the United Kingdom, and the European Union; as well as export control and import control laws and regulations, such as the U.S. Export Administration Regulations administered by the U.S. Department of Commerce, the International Traffic in Arms Regulations administered by the U.S. Department of State, and U.S. Customs regulations. Economic sanctions and export control laws and regulations may prohibit or restrict transactions, including the shipment of certain products and services, to embargoed, sanctioned or restricted countries, governments, and persons, as well as shipments for certain end uses (e.g., military end uses). Furthermore, our global operations expose us to the risk of violating, or being accused of violating, economic and trade sanctions laws and regulations and export controls laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees may be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges, disgorgement of profits, injunctions and debarment from government contracts, fines that may be imposed on us and responsible employees or managers and, in extreme cases, the incarceration of responsible employees or managers, and other remedial measures. Investigations of alleged violations can be expensive and disruptive. Despite our compliance efforts and activities we cannot assure compliance by our employees or representatives for which we may be held responsible, and any such violation could materially adversely affect our reputation, business, financial condition, and results of operations.
Violations of the FCPA, the Bribery Act, or other applicable anti-corruption laws or anti-money laundering laws, or sanctions and export controls, or even an allegation of such a violation, could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, profit disgorgement, severe criminal or civil sanctions, securities litigation and other consequences, which could have an adverse effect on our business, financial condition, and results of operations. In addition, responding to any enforcement action may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.
Price volatility in the cost of raw materials, or other costs for our suppliers, could increase our cost of goods and cause our business, financial condition, and results of operations to suffer.
Our suppliers’ costs are affected by, among other things, weather, port closures, strikes and labor shortages, geopolitical events, fluctuations in consumer demand, interest rates, inflation, commodity prices, currency valuation and energy prices, and other factors that are generally unpredictable and beyond our control. In addition, the imposition of new tariffs or increases in existing tariffs on goods imported from countries where our suppliers obtain raw materials could result in increased costs for the products we sell. We have in the past been affected, and may in the future be affected, by volatility in the prices of principal raw materials required to make our products. Further, if carbon pricing measures are implemented, then the price of raw materials and commodities could increase. Increases in the cost of raw materials have had, and could continue to have, a material adverse effect on our cost of revenue, financial condition, results of operations and cash flows. As a result, this may have an impact on pricing of our products, which could adversely impact demand for our products by our customers.
Shipping and delivery are critical parts of our business and any changes in, or disruptions to, our shipping and delivery arrangements could adversely affect our business, financial condition, and results of operations.
We rely on several air freight, ocean and “less than truckload” carriers to deliver the products we sell. If we are not able to negotiate acceptable pricing and other terms with these providers, or if these providers experience performance problems or other difficulties in processing our orders or delivering our products to customers, or delivering our products to us, it could negatively impact our business, financial condition, results of operations and our customers’ experience. Changes to the terms of our shipping arrangements or the imposition of surcharges or surge pricing may adversely impact our margins and profitability. For example, volatility in the global oil markets, including as a result of Russia’s invasion of Ukraine, ongoing conflict in the Middle East and other wars or armed conflicts, and changes in global supply generally, have from time to time resulted in higher fuel prices, which shipping partners have from time to time passed on to their customers by way of increased fuel surcharges. In addition, our ability to receive inbound inventory efficiently and ship products to customers may be negatively affected by factors beyond our and these providers’ control, including pandemics, weather, fire, flood, power loss, earthquakes, acts of war or terrorism or other events specifically impacting other shipping partners, such as labor disputes, financial difficulties, system failures and other disruptions to the operations of the shipping companies on which we rely. We have in the past experienced, and may in the future experience, shipping delays for reasons outside of our control. We are also subject to risks of damage or loss during delivery by our shipping providers. If the products ordered by our customers are not delivered in a timely fashion, including to international customers, or are damaged or lost during the delivery process, our customers could become dissatisfied and cease buying products from us, which would adversely affect our business, financial condition, and results of operations.
The operations of our suppliers, most of which are located outside of the United States, are subject to additional risks that are beyond our control and that could harm our business, financial condition, and results of operations.
Currently, most of our suppliers are located outside of the United States, with approximately 51% of our units made in Asia, 14% in Mexico, 10% in Europe and 5% in South America in 2025. As a result of our global supply chain, we are subject to risks associated with doing business abroad, including, but not limited to:
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political unrest, terrorism, geopolitical events, war and other violent conflicts, labor disputes and economic instability resulting in the disruption of trade from foreign countries in which our products are manufactured;

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the imposition of new laws and regulations, including those relating to labor conditions, quality and safety standards, imports, duties, taxes and other charges on imports, as well as trade restrictions and restrictions on currency exchange or the transfer of funds, particularly new or increased tariffs imposed by the United States on imports from countries where our products are manufactured, including, for example, China, Mexico and Brazil;

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greater challenges and increased costs with enforcing and periodically auditing or reviewing our suppliers’ compliance with our sustainability partner guide, including their labor and sustainability practices, given that their facilities are located outside of the United States;

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reduced protection for intellectual property rights, including trademark protection, in some countries, particularly China;

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disruptions in operations due to global, regional or local public health crises, including pandemics, or other emergencies or natural disasters;

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disruptions or delays in shipments; and

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changes in local economic conditions in countries where our suppliers or customers are located.

These and other factors beyond our control could interrupt our suppliers’ production, influence the ability of our suppliers to export our products cost-effectively or at all and inhibit our suppliers’ ability to procure certain materials, any of which could harm our business, financial condition, and results of operations.
Our business is subject to the risk of supplier concentration.
We depend significantly on a limited number of third-party suppliers for the sourcing of the vast majority of our products. For example, in 2025, our top ten suppliers accounted for approximately 76% of units. As a result of this concentration in our supply chain, our business and operations would be negatively affected if our suppliers in China or any of our other key suppliers were to experience a significant disruption affecting the price, quality, availability or timely delivery of products. For example, in 2025, we reallocated our manufacturing to mitigate tariff impacts, successfully reducing our single-country exposure to China by 19%, though we remain dependent on Chinese manufacturing for approximately 32% of units. The partial or complete loss of these key suppliers, or a significant adverse change in our relationship with any of these suppliers, could result in lost sales, added costs and distribution delays that could harm our business, reputation and customer relationships. In addition, as a result of our commitments to sustainability, including our use of specific materials and manufacturing processes and the sustainability requirements we impose on our suppliers, there are generally fewer suppliers who could potentially satisfy our requirements without substantial lead time or without requiring us to incur much higher costs, so we may be unable to replace a key supplier without substantial time and expense.
If we do not successfully optimize, operate and manage our global network of Company-operated and third-party owned and operated logistics and distribution centers, our business, financial condition, and results of operations could be harmed.
Our success depends on our global logistics and distribution network. Currently, we rely predominantly on our company-operated warehouse and distribution facility in Vernon, California (the “Vernon Facility”) and on a third-party distribution center in Europe to store our finished products and distribute our products to customers and wholesale partners. Our ability to meet customer expectations, manage inventory, complete sales and achieve objectives for operating efficiencies and growth, particularly in international markets, depends on the proper operation of these distribution centers, the development or expansion of additional distribution capabilities and the timely performance of services by third parties (including those involved in shipping product to and from our own company-operated distribution center). If we continue to add new third-party logistics providers, require them to expand their fulfillment, distribution and warehouse capabilities, including adding additional locations in new countries, adding product categories with different fulfillment requirements or changing the mix of products that we sell, our global logistics and distribution network will become increasingly complex and operating it will become more challenging for us and our logistics partners.
The expansion and growth of our logistics and distribution center network may put pressure on our managerial, financial, operational and other resources. In addition, we may be required to expand our capacity sooner than we anticipate. If we are unable to secure new or expand existing third-party distribution centers to meet our future needs, our order fulfillment and shipping times may be delayed and our business, financial condition, and results of operations could be adversely affected. Our company-operated distribution facility and the third-party owned and operated logistics and distribution center we rely on could be interrupted by issues beyond our control, including IT problems, technical disruptions, disasters such as earthquakes or fires or outbreaks of disease or government actions taken to mitigate their spread. For example, during the COVID-19 pandemic, we as well as logistics providers that we rely on, faced staffing shortages, which impacted our business, impacted their business, and resulted in delayed shipping and delivery times. Any significant failure in our company-operated distribution center or our third-party logistics partner in Europe could result in an adverse effect on our business, financial condition, and results of operations. We maintain business interruption insurance, which covers our retail stores and the Vernon Facility, but it may not adequately protect us from all adverse effects caused by significant disruptions in our logistics and distribution processes and does not cover disruptions at our third-party distribution center in Europe.
In 2025, we moved over 90% of our product through the Vernon Facility and consider having a Los Angeles-based company-operated distribution center as critical to our operations. In October 2025, we opened a new 185,000 square foot automated warehouse and distribution center in close proximity to our prior Vernon Facility. In connection with the relocation of our distribution center, we vacated our prior facility in Vernon, California. We have sublet the prior facility to a third-party subtenant through the end of our lease term in August 2026. The transition has, and will continue to, put near-term pressure on our managerial, financial, operational and other resources. If we do not have sufficient fulfillment capacity or experience a problem fulfilling orders in a timely manner as a result of the transition, our customers may experience delays in receiving their purchases, which could harm our brand, reputation and our relationship with our customers and cause our business, financial conditions and results of operations to suffer. Further, if we grow faster than we anticipate, we may exceed our new distribution center capacity sooner than we anticipate, we may experience problems fulfilling orders in a timely manner or our customers may experience delays in receiving their purchases, which could harm our reputation and our relationship with our customers, and we would need to increase our capital expenditures more than anticipated. Many of the expenses and investments with respect to our distribution center are fixed, and any expansion of our distribution center will require additional investment of capital. We may need to incur higher capital expenditures in the future for our distribution center operations. We may incur such expenses or make such investments in advance of expected sales, and such expected sales may not occur.
Risks Related to Intellectual Property, Information Technology, Data Security and Privacy
Any material disruption of our IT systems or unexpected network interruption could disrupt our business and reduce our sales.
We are increasingly dependent on IT networks and systems to market and sell our products, to manage a variety of business processes and activities and to comply with regulatory, legal and tax requirements. We also rely on a number of third parties to help us effectively manage these systems. For example, we depend on IT systems and such third-party service providers to operate our website, process transactions online and in our stores, respond to customer inquiries, manage inventory, purchase, sell and ship goods on a timely basis and maintain cost-efficient operations. We also depend on our IT infrastructure for digital marketing activities and for electronic communications among our personnel, customers and suppliers around the world. Our website may be susceptible to a variety of interruptions or outages, including those caused by damage, disruptions, slowdowns or shutdowns due to failures during the process of upgrading or replacing software, databases or components, fire, flood, power outages, hardware failures, terrorist attacks, acts of war, break-ins, earthquakes and other catastrophic events.
Due to the importance of our website and internet-related operations, we are vulnerable to website downtime and other technical failures, which may be outside of our control. Further, any slowdown or material disruption of our systems, or the systems of our third-party service providers, or our website could disrupt our ability to track, record and analyze the products that we sell and could negatively impact our operations, shipment of goods and our ability to process financial information and transactions, receive and process customer orders or engage in normal business activities. Our third-party technology providers may also change their policies, terms or offerings from time to time, may fail to introduce new features and offerings that meet our needs as we expand or may cease to provide services to us on favorable terms, or at all, which could require us to adjust how we use our IT systems, including our website, or switch to alternative third-party service providers which could be costly, cause interruptions and could ultimately adversely affect our business, financial condition, results of operations and growth prospects. Furthermore, we could experience delays in reporting our financial results.
We use proprietary software in our technology infrastructure, including the custom-built applications that power our Retail X™ physical store experiences, such as our touchscreen discovery, digital dressing rooms, and proprietary checkout systems. In addition, all of our retail stores are entirely internet dependent. Our proprietary software may contain undetected errors or vulnerabilities, some of which may be significant and may only be discovered after the software has been implemented in our production environment. In addition, we seek to continually update and improve our software and we may not always be successful in executing these upgrades and improvements and the operation of our systems may be subject to slowdown or failure. For example, in the past we have experienced minor slowdowns and/or impaired functionality while updating our website. Moreover, new technologies or infrastructures may not be fully integrated with existing systems on a timely basis, or at all. Any errors or vulnerabilities discovered in our software after implementation or release could result in damage to our reputation, loss of customers, exploitation by bad actors resulting in data breaches or unauthorized modification of our software, disruption to our digital channels, loss of revenue or liability for damages, any of which could adversely affect our business, financial condition, results of operations and growth prospects. Further, since many of our stores leverage our proprietary Retail X™ technology, any outages, slowdowns or interruptions in the operation of this technology could disrupt store operations or negatively impact our ability to process financial information and transactions, any of which may similarly result in an adverse effect on our reputation, business, financial condition, results of operations and growth prospects.
Additionally, if we expand our use of third-party services, including cloud-based services, our technology infrastructure may be subject to increased risk of slowdown or interruption as a result of integration with, or subsequent dependence on, such services and/or failures by such third parties, which are out of our control. Our net revenue depends, in part, on the number of visitors who shop on our website and the volume of orders we can handle. Unavailability of our website or reduced order fulfillment performance would reduce the volume of goods sold and could also adversely affect consumer perception of our brand. In addition, continued growth in our transaction volume, as well as surges in online traffic and orders associated with promotional activities, place additional demands on our technology platform and could cause or exacerbate slowdowns or interruptions. If there is a substantial increase in the volume of traffic on our website or the number of orders placed by customers, we will be required to further expand, scale and upgrade our technology, transaction processing systems and network infrastructure. There can be no assurance that we will be able to accurately project the rate or timing of increases, if any, in the use of our website or expand, scale and upgrade our technology, systems and infrastructure to accommodate such increases on a timely basis. In order to remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our website and underlying technology infrastructure, which is particularly challenging given the rapid rate at which new technologies, consumer preferences and expectations and industry standards and practices are evolving in the e-commerce industry. These types of activities subject us to inherent costs and risks associated with replacing and changing these systems, including impairment of our ability to fulfill customer orders, potential disruption of our internal control structure, capital expenditures, additional administration and operating expenses, acquisition and retention of sufficiently skilled personnel to implement and operate the new systems, demands on management time, the introduction of errors or vulnerabilities and other risks and costs of delays or difficulties in transitioning to or integrating new systems into our current systems. Our or our third-party vendors’ inability to continue to update, improve and scale our website and the underlying technology infrastructure (including upgrades to or replacement of legacy systems with successor systems or building new policies, procedures, training programs and monitoring tools) could harm our reputation and our ability to acquire, retain and serve our customers, which could adversely affect our business, financial condition, and results of operations.
Further, we endeavor to continually upgrade existing technologies and business applications, and we may be required to implement new technologies or business applications in the future. The implementation of upgrades and changes requires significant investments. Our results of operations may be affected by the timing, effectiveness and costs associated with the successful implementation of any upgrades or changes to our systems and infrastructure.
Our failure or inability to obtain, maintain, protect and enforce our intellectual property rights could diminish the value of our brand and weaken our competitive position.
Our business depends to a significant degree on our ability to obtain, maintain, protect and enforce our intellectual property rights, including those in our brand. We rely on a combination of trademark, trade dress, trade secret, copyright, patent and unfair competition laws, as well as confidentiality agreements and other contractual arrangements, to establish and protect our intellectual property rights. While it is our policy to take actions designed to protect and defend our rights to our intellectual property, we cannot be certain that the protective measures we have taken or plan to take will be sufficient or successful to deter misappropriation or other violation of, or otherwise protect, our intellectual property rights. In fact, notwithstanding these efforts, we regularly face the imitation of our brand, the manufacture and distribution of “knock-off” and counterfeit products, and misappropriation of our brand and product names. We may not be able to detect these unauthorized uses of, or take appropriate steps to enforce, our intellectual property rights. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could result in an adverse effect on our business, financial condition, and results of operations.
We rely on our trademarks and trade names to distinguish our products from the products and services of our competitors, and have registered or applied to register our key trademarks in jurisdictions that are material to our business. While we have applied for and obtained certain U.S. and foreign intellectual property registrations, we cannot guarantee that any of our pending applications will be approved by the applicable governmental authorities. For instance, some of our trademark applications may not be approved by the applicable governmental authorities because they are determined to lack sufficient distinctiveness and, even if approved, may be challenged by third parties for this same reason. Moreover, even if these applications are approved, third parties from time to time have, and may in the future, seek to oppose or otherwise challenge these registrations or other of our intellectual property rights.
In addition, third parties from time to time have infringed, and may again in the future infringe, on our intellectual property rights. As a result, we from time to time have expended, and may again in the future expend, significant time and resources to defend or enforce our rights, including, by way of example, against third parties infringing our trademarks and selling products that violate our copyrights. AI technologies may also impact our ability to protect our own data and intellectual property against infringing use. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming, and distracting to management. Further, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights, and if such defenses, counterclaims or countersuits are successful, we could lose valuable intellectual property rights. Our inability to protect our intellectual property rights could delay further sales or the implementation of our offerings and capabilities or injure our reputation.
In addition, effective trademark, copyright, trade secret and other intellectual property protection may be unavailable or limited in some foreign countries where laws or law enforcement practices may not protect our intellectual property rights to the same extent as in the United States, and it may be more difficult for us to successfully challenge the use of our intellectual property rights by other parties in these countries. We may also encounter jurisdictions in which one or more third parties have pre-existing trademark registrations that may prevent us from registering our own marks in those jurisdictions, which could adversely affect our ability to effectively operate our business or market certain products. If we fail to protect and maintain our intellectual property rights, the value of our brand could be diminished and our competitive position may suffer.
If sensitive information about our customers is actually or alleged to have been disclosed, or if we or our third-party providers are subject to real or perceived cyberattacks or similar incidents, our customers may curtail use of our website, we may be exposed to liability and our reputation could suffer.
Operating our business and platform involves the collection, storage and transmission of a variety of sensitive information, such as names, phone numbers, mailing and billing addresses and email addresses and other similar personal information, which we may share with our third-party service providers. We face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity and availability of our IT systems and sensitive information. In an effort to protect sensitive information, we rely on a variety of security measures, but advances in computer capabilities, increasingly sophisticated tools and methods used by hackers and cyber terrorists, new discoveries in the field of cryptography, advances in AI that circumvent security controls, evade detection and remove forensic evidence, or other developments may result in our or our third-party service providers’ failure or inability to detect cyberattacks or failure or inability to adequately protect sensitive information. There can also be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our IT systems and sensitive information and remediating any identified gaps.
We are also vulnerable to hacking, malware, supply chain attacks, computer viruses, unauthorized access and various other attacks by computer hackers (such as phishing or social engineering attacks, ransomware attacks, credential stuffing attacks, denial-of-service attacks, exploitation of software vulnerabilities, misconfigurations, “bugs” or other vulnerabilities in commercial software that is integrated into our or our service providers’ IT systems, products or services and other real or perceived cyberattacks) as well as cybersecurity incidents caused by telecommunication failures, user or technological errors or intentional or accidental actions or inactions by users with authorized access to our systems. Additionally, certain functional areas of our workforce operate in a “hybrid” or fully remote work environment, which has heightened the risk of these potential vulnerabilities. Any of these issues could lead to interruptions or shutdowns of our platform, loss or corruption of data or unauthorized access to, or disclosure of, sensitive information. Cyberattacks could also result in the theft of our intellectual property or sensitive information of our business partners and suppliers, damage to our IT systems or disruption of our ability to make financial reports and other public disclosures required of public companies. We have been subject to attempted cyber, phishing or social engineering attacks in the past and may continue to be subject to such attacks and other cybersecurity incidents in the future. While to date no incidents have had a material impact on our operations or financial results, we cannot guarantee that material incidents will not occur in the future. We and our third-party service providers may not have the resources or technical sophistication to anticipate or prevent all such cyberattacks or mitigate such incidents. Moreover, techniques used to obtain unauthorized access to systems change frequently and may not be known until launched against us or our third-party service providers. Security breaches can also occur as a result of non-technical issues, including intentional or inadvertent actions by our employees, our third-party service providers or their personnel.
Any adverse impact to the availability, integrity or confidentiality of our IT systems or sensitive information can result in legal claims or proceedings (such as class actions), regulatory investigations and enforcement actions, fines and penalties, negative reputational impacts that cause us to lose existing or future customers, and/or significant incident response, system restoration or remediation and future compliance costs. If we or our third-party service providers experience, or are believed to have experienced, security breaches that result in website performance or availability problems or the loss or corruption of, or unauthorized access to or disclosure of, sensitive information, customers may become unwilling to provide us the information necessary to make purchases on our website. Returning customers may also decrease or stop their purchases altogether. We may need to notify governmental authorities and affected individuals with respect to such incidents. For example, laws in the European Union and United Kingdom and all 50 U.S. states may require businesses to provide notice to individuals whose personal information has been disclosed as a result of a data security breach. Complying with such numerous and complex regulations in the event of a data security breach would be expensive and difficult, and failure to comply with these regulations could subject us to regulatory scrutiny and additional liability. We cannot guarantee that any costs and liabilities incurred in relation to an attack or incident involving our IT systems or sensitive information will be covered by our existing insurance policies or that applicable insurance will be available to us in the future on economically reasonable terms or at all.
Furthermore, we may be required to disclose personal information pursuant to demands from individuals, privacy advocates, regulators, government agencies and law enforcement agencies in various jurisdictions with conflicting privacy and data protection laws and regulations. Any disclosure or refusal to disclose personal information may result in a breach of privacy and data protection policies, contractual terms, notices, laws, rules, court orders and regulations and could result in proceedings or actions against us in the same or other jurisdictions, damage to our reputation and brand and inability to provide our products to customers in certain jurisdictions. Additionally, changes in the laws and regulations that govern our collection, use and disclosure of customer data could impose additional requirements with respect to the retention and security of customer data and could limit our marketing activities. Any or all of the foregoing could materially adversely affect our business, operating results, and financial condition.
Third parties may initiate legal proceedings alleging that we are infringing, misappropriating, diluting or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on our business, financial condition, and results of operations.
Our commercial success depends in part on our ability to operate without infringing, misappropriating, diluting or otherwise violating the intellectual property rights of third parties. As we face increasing competition, gain greater public recognition and expand the number of products we offer, the possibility of intellectual property infringement and other similar claims against us grows. Any claim or litigation alleging that we have infringed, misappropriated, diluted or otherwise violated intellectual property rights of third parties, with or without merit, and whether or not settled out of court or determined in our favor, could be time consuming, costly to address and resolve and could divert the time and attention of our management and technical workforce. Such claims may be made by third parties seeking to obtain a competitive advantage, including non-practicing entities or individuals with no relevant product sales and, therefore, our patents, copyrights, trademarks and other intellectual property rights may provide little or no deterrence to these rights holders in bringing intellectual property rights claims against us. Additionally, some third parties, including those with substantially greater human and financial resources than we have, are able to sustain the costs and workload of complex intellectual property litigation to a greater degree and for longer periods of time than we could. As part of such litigations, third parties may seek, and we may become subject to, preliminary or provisional rulings in the course of any such litigation, including injunctions requiring us to change our products or even cease the commercialization of our products entirely. Moreover, the outcome of any litigation is inherently uncertain, and there can be no assurances that favorable final outcomes will be obtained in all cases. If any litigation to which we are a party is resolved adversely, we may be subject to unfavorable judgments that may not be reversed upon appeal, including being required to pay substantial monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a party’s intellectual property rights and being subject to a permanent injunction.
We may decide to settle such lawsuits and disputes, and those settlements may be on terms that are unfavorable to us. The terms of such a settlement may require us to cease some or all of our operations or pay substantial amounts to the other party. Even if we have an agreement requiring a party to indemnify us against any damages and costs, the indemnifying party may be unable or unwilling to uphold its contractual obligations. Further, our liability insurance may not cover potential claims of this type adequately or at all. In addition, we may have to seek a license or other rights to continue practices found to be in violation of a third-party’s rights. If we are required, or choose to enter into licensing or other similar arrangements, these arrangements may not be available on reasonable terms, or at all, and as a result, may significantly increase our operating costs and expenses. Such arrangements may also only be available on a non-exclusive basis, such that third parties, including our competitors, could have access to use the same intellectual property to compete with us. We may also have to rebrand or redesign our products so they do not infringe, misappropriate or otherwise violate third-party intellectual property rights, which may not be possible or may require substantial monetary expenditures and time, during which our products may not be available for commercialization or use. If we cannot rebrand or redesign our products in a non-infringing manner or obtain a license for any allegedly infringing aspect of our business, we would be forced to limit our products and may be unable to compete effectively.
In addition, in any intellectual property proceeding against us or that we assert against a third party, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our expenses and reduce the resources available for development activities or any future sales, marketing or distribution activities. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Any of the foregoing, and any unfavorable resolution of such disputes and litigation, could have an adverse effect on our business, financial condition, results of operations and prospects.
We are subject to federal, state or foreign laws and regulations as well as our contractual obligations and industry requirements relating to privacy, data protection and customer protection; the expansion of current or the enactment of new laws and regulations relating to privacy, data protection and customer protection, or failure to comply with those laws or obligations, whether or not inadvertent, could materially adversely affect our business, financial condition, and results of operations.
We collect and maintain significant amounts of data, including personal information related to our customers and employees, and we face risks inherent in handling large volumes of data, transferring such data to third parties, processing such data for tracking and marketing purposes (or providing such data to third parties for tracking and marketing purposes) and protecting the security of such data. Our or our third-party service providers’ actual or perceived failure to comply with any federal, state or foreign laws and regulations or applicable industry standards that govern or apply to our collection, use, retention, sharing and security of data, or any failure or perceived failure by us or any of our third-party service providers to protect such data that they may maintain on our behalf, could result in enforcement investigations and actions that require us to change our business practices in a manner that may negatively impact our revenue, result in indemnity obligations to our customers, distract our management, increase our costs of doing business, as well as expose ourselves to litigation (such as class actions), fines, civil and/or criminal penalties and adverse publicity that could cause our customers to lose trust in us, negatively impacting our reputation and business (including our brand) in a manner that harms our financial position, results in a loss of customers and suppliers or an inability to process credit card payments and may result in the imposition of monetary penalties.
Various local, state, federal and international laws, directives and regulations apply to our collection, use, retention, protection, disclosure, transfer and processing of personal information, such as privacy and data protection laws and regulations. Such laws and regulations are increasing in number and complexity and are being adopted and amended with greater frequency, which could result in greater compliance risk and cost. Despite our efforts to comply with applicable laws and regulations relating to privacy and data protection that apply to us, including the European Union’s General Data Protection Regulation (the “EU GDPR”) and the United Kingdom General Data Protection Regulation and Data Protection Act 2018, which operates alongside the United Kingdom’s Data Use and Access Act 2025, a separate law introducing reforms to the UK’s data protection and cybersecurity framework (collectively, the “UK GDPR”) (the EU GDPR and UK GDPR together referred to as the “GDPR”) and various laws and regulations in Canada, the United States and other countries in which we operate, the interpretation and application of such laws and regulations are subject to uncertainty and continue to evolve in ways that could be inconsistent with our interpretation and practice. In such cases, we may be ordered to change our data practices, including to stop any allegedly non-compliant activity, be subject to fines or penalties, lawsuits and/or adverse publicity that could cause our customers to lose trust in us, negatively impacting our reputation and business (including our brand) in a manner that harms our financial position, or results in a loss of customers and suppliers. Complying with these dynamic laws has caused and could continue to cause us to incur substantial costs and expend significant resources, which could have an adverse effect on our business, financial condition, and results of operations.
In the United States, both federal and various state governments have adopted, or are considering, laws, guidelines or rules for the collection, distribution, use and storage of information collected from or about consumers or their devices. For example, California enacted the California Consumer Privacy Act (the “CCPA”), which went into effect on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as statutory damages and a private right of action for data breaches that is expected to increase data breach litigation. Further, in November 2020, California voters passed the California Privacy Rights Act (the “CPRA”). The CPRA took effect on January 1, 2023 and creates obligations with respect to certain data relating to consumers as of January 1, 2022, significantly expands the CCPA, including by introducing additional obligations such as data minimization and storage limitations and granting additional rights to consumers, such as correction of personal information and additional opt-out rights, and creates a new entity, the California Privacy Protection Agency, to implement and enforce the law. Personal information we handle may be subject to the CCPA and CPRA, which may increase our compliance costs and potential liability. Similar laws have been passed or are being considered in a majority of states, reflecting a trend toward more stringent privacy legislation in the United States. In addition to fines and penalties that may be imposed for failure to comply with state law, some states also provide for private rights of action to customers for misuse of or unauthorized access to personal information. The enactment of these laws could have potentially conflicting requirements and be subject to potentially conflicting interpretations that would make compliance challenging and expose us to additional liability.
Certain requirements from our third-party technology and platform providers may also cause us to modify our offerings due to privacy concerns or negatively affect our net revenue due to reduced availability of information about consumers. For example, starting in Apple iOS 14.5, apps in the Apple App Store are required to request user permission to track users across apps and websites owned by third parties for advertising and measurement purposes. Google introduced a similar feature in early 2022. Changes like this may reduce the quality of the data and related metrics that can be collected or used by us and/or our partners, and could significantly inhibit the effectiveness of our targeted advertising and related activities. In addition, Apple recently introduced updates to Apple Mail, including automated inbox categorization, sender-level grouping and AI-generated email previews. These features may reduce the visibility and engagement rates of our email communications, thereby adversely affecting our ability to reach customers effectively through the email channel.
In addition to risks posed by evolving data privacy laws and regulations, we could be subject to claims alleging violations of long-established federal and state privacy and consumer protection laws, including those related to telephone and email communications with consumers. As an example, the Telephone Consumer Protection Act (the “TCPA”) is a federal law that imposes significant restrictions on the ability to make telephone calls or send text messages to mobile telephone numbers without the appropriate consent of the person being contacted, and the applicable consent and revocation requirements have become increasingly complex and subject to evolving regulatory interpretation. The TCPA provides for substantial statutory damages for violations, which has generated extensive class action litigation. In addition, class action plaintiffs in the United States are employing novel legal theories to allege that federal and state eavesdropping/wiretapping laws and state constitutions prohibit the use of analytics technologies widely employed by website operators to understand how their users interact with their services. Despite our compliance efforts, our use of text messaging communications or similar analytics technologies could expose us to costly litigation, government enforcement actions, damages and penalties, whether or not they have merit, which could adversely affect our business, financial condition, and results of operations.
Outside of the United States, certain foreign jurisdictions, including the European Economic Area (the “EEA”) and the United Kingdom, have laws and regulations which are more restrictive in certain respects than those in the United States. We are subject to the GDPR, which imposes comprehensive data privacy compliance obligations in relation to our collection and use of data relating to an identifiable living individual or “personal information” including a principle of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit, as well as regulating cross-border transfers of personal information out of the EEA and the UK.
Since we are under the supervision of relevant data protection authorities in both the EEA and the UK, we may be fined under both the EU GDPR and UK GDPR for the same breach. Failure to comply with EU GDPR and UK GDPR may result in significant penalties for non-compliance of up to the greater of €20 million/ £17.5 million or 4% of an enterprise’s global annual revenue. In addition to the foregoing, a breach of the GDPR could result in regulatory investigations, reputational damage, orders to cease or change our processing of data, enforcement notices and/or assessment notices (for a compulsory audit). Since the GDPR confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations, we may also face civil claims, including representative actions and other types of litigations that are similar to class action in the U.S. (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources and reputational harm.
Following the United Kingdom’s departure from the European Union, commonly known as “Brexit,” the data protection obligations under the EU GDPR continue to apply in the United Kingdom in a largely unchanged form through the “UK GDPR.” The UK GDPR operates alongside the United Kingdom Data Protection Act 2018, which incorporates certain derogations from the UK GDPR into United Kingdom law. Under the UK GDPR, companies outside the United Kingdom that process personal information related to offering goods or services to, or monitoring the behavior of, individuals in the United Kingdom are subject to the UK GDPR. The requirements of the UK GDPR are currently very similar to those of the EU GDPR. The government of the United Kingdom adopted reforms to its data privacy and cybersecurity legal framework in its Data Use and Access Act 2025, which became law on June 19, 2025 (phasing in between June 2025 and June 2026). In 2026, the United Kingdom’s Information Commissioner’s Office launched a consultation on draft guidance concerning automated decision-making, including profiling, reflecting changes to the UK GDPR introduced by the Data Use and Access Act 2025. These developments, and any resulting guidance or enforcement activity, may further affect how we use automated decision-making tools and could increase our compliance obligations and regulatory risk. Compliance with the UK GDPR and any divergences from the EU GDPR and other changes in laws or regulations associated with the enhanced protection of certain types of personal information, such as sensitive information, may increase our privacy compliance obligations and risk of regulatory action for non compliance. Brexit also affects the transfer of personal information between the United Kingdom and the EEA, and vice versa. The GDPR may increase our responsibility and liability concerning the personal information we process when such processing is subject to the GDPR, and we may need to implement additional mechanisms to ensure compliance with the GDPR, including additional mechanisms required by individual countries.
We may also be subject to European Union regulations regarding cross-border transfers of personal information outside the EEA. Transfers of personal information between the United Kingdom and the EEA are currently unrestricted and do not require additional safeguards, as the EEA has formally recognized the United Kingdom’s data protection regime as “adequate,” and the United Kingdom has reciprocally approved the adequacy of the European Union’s data protection standards. Consequently, personal information transfers between the EEA and the United Kingdom remain unrestricted and do not necessitate any additional safeguards. However, the European Union’s adequacy decision concerning the United Kingdom is subject to regular review and may be revoked if the United Kingdom’s data protection laws deviate from their current standards. While the risk is considered low, failure by the European Commission to renew the United Kingdom’s adequacy decision could require us to implement alternative data transfer mechanisms, increasing compliance costs and legal complexity. This may disrupt United Kingdom-EEA data flows and affect our cross-border operations.
Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal information from the EEA to the United States. In July 2020, the European Union-United States Privacy Shield was declared an invalid personal information transfer mechanism between the European Union and the U.S. and in June 2021, the European Commission published a new set of standard contractual clauses (“New SCCs”), which apply to the transfer of personal information outside of the European Union to a country not approved by the European Union as providing an adequate level of protection for the processing of personal information. The New SCCs must be used for all relevant transfers of personal information outside the EEA since December 27, 2022. Since then, on July 11, 2023, the European Commission determined that the European Union-United States Data Privacy Framework, a new mechanism for transferring personal information from the EEA to the United States, ensures a level of protection for personal information transferred from the EEA to the U.S., comparable to that within the European Union. Similarly, the United Kingdom has approved an extension to this framework, which came into force on October 12, 2023. However, this decision may face legal challenges and such challenges may focus on the adequacy of U.S. redress mechanisms and surveillance safeguards, particularly under the standards set by the Court of Justice of the European Union in relation to the European Union-U.S. Privacy Shield. Additionally, on March 21, 2022, the United Kingdom implemented its own international data transfer agreement (“IDTA”) and an addendum to the New Standard Contractual Clauses (“UK Addendum”). For all contracts involving the transfer of data originating from the United Kingdom entered into after September 21, 2022, organizations are required to use either the IDTA or the New SCCs together with the UK Addendum. Existing contracts that rely on standard contractual clauses for transferring United Kingdom-originated data were required to be updated to comply with the IDTA or the New SCCs along with the UK Addendum by March 21, 2024. We may make use of the New SCCs and the UK Addendum, as relevant, to transfer personal information outside the EEA and the United Kingdom with respect to both intragroup and third party transfers. We expect the existing legal complexity and uncertainty regarding international personal information transfers to continue, which could increase compliance burdens, disrupt data-dependent operations or expose us to regulatory risk. The GDPR, as well as other laws and/or regulations concerning privacy and data protection, increase our compliance obligations, affect our collection, processing, retention and transfer of personal information and reporting obligations (including in respect of personal information security breaches), and provide for increased penalties for non-compliance.
As the regulatory guidance and enforcement landscape in relation to data transfers continues to develop, we may be required to expend significant resources to update our contractual arrangements and to comply with such obligations. Further, our third-party service providers may also be affected by these changes. In addition to other impacts, we may experience additional costs to comply with these changes and we and our customers face the potential for regulators in the EEA or the United Kingdom to apply different standards to the transfer of personal information to the United States and other non-EEA countries and to block or require ad hoc verification of measures taken with respect to certain data flows to the United States and other non-EEA countries. We also may be required to engage in new contract negotiations with third parties that aid in processing data on our behalf, to the extent that any of our service providers or consultants have been relying on invalidated or insufficient contractual protections for compliance with evolving interpretations of and guidance for cross-border data transfers pursuant to the GDPR. In such cases, we may not be able to find alternative service providers, which could limit our ability to process personal information from the EEA or the United Kingdom and increase our costs. We may also be required to renegotiate contracts with third-party vendors or sub-processors, particularly where evolving regulatory standards render existing safeguards insufficient or unenforceable under applicable data transfer laws.
These recent developments may require us to review and amend the legal mechanisms by which we make and/or receive personal information transfers to/in the United States. As supervisory authorities issue further guidance on personal information export mechanisms, including circumstances where the standard contractual clauses cannot be used and/or start taking enforcement action, we could suffer additional costs, complaints and regulatory investigations or fines and if we are otherwise unable to transfer personal information between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations and could adversely affect our business, financial condition, and results of operations.
We depend on a number of third parties in relation to the operation of our business, a number of which process personal information on our behalf. There can be no assurances that the privacy and security-related measures and safeguards we have put in place in relation to these third parties will be effective to protect us and/ or the relevant personal information from the risks associated with the third-party processing, storage and transmission of such data. Any violation of data or security laws, or of our relevant measures and safeguards, by our third party processors could have a material adverse effect on our business, result in applicable fines and penalties, damage our reputation, and/ or result in civil claims.
Further, in the EEA and UK, regulators continue to focus on compliance with requirements in the online behavioral advertising ecosystem, including cookies and e-marketing, and current national laws that implement the Privacy and Electronic Communications Directive (“ePrivacy Directive”). Although the European Union recently withdrew its plans to enhance the ePrivacy Directive, the existing rules still impose strict obligations regarding user consent for electronic communications, including cookies, direct marketing and other online tracking technologies. Failure to comply with these requirements could result in regulatory enforcement actions, significant fines and reputational harm. In the European Union and United Kingdom, informed consent is required for the placement of certain cookies or similar tracking technologies on an individual’s device and for direct electronic marketing. Consent is tightly defined and includes a prohibition on pre-checked consents and a requirement to obtain separate consents for each type of cookie or similar technology. Under the applicable laws, authorities in EEA and UK states have the power to impose substantial financial penalties for non-compliance. Additionally, enforcement trends indicate an increasing scrutiny of consent mechanisms, particularly regarding the validity of user consents and the transparency of data collection practices. Any changes in the interpretation or enforcement of the ePrivacy Directive could impact our European operations and require additional compliance efforts, potentially increasing costs and limiting our ability to collect and process customer data for business purposes.
Although we are not a designated “gatekeeper” or online platform under the Digital Markets Act (“DMA”) or Digital Services Act (“DSA”), and these regimes do not apply to our core consumer retail model, the DMA imposes strict rules on designated gatekeepers, potentially affecting how we engage with major online platforms for advertising and sales. The DSA enhances content moderation, transparency, and accountability requirements for online services, which could impose additional compliance burdens on businesses that host third-party content. The UK’s Online Safety Act, which applies to user-to-user and search services, is not currently applicable to our business based on the functionality of our platform.
Additionally, a growing number of jurisdictions — including within the European Union and beyond — are considering or enacting data localization laws requiring certain types of personal information to be stored and processed within specific geographic regions. Such laws, if applied to our operations, could increase infrastructure costs, limit our ability to leverage global cloud and analytics solutions, and introduce complexities in managing cross-border data flows. Compliance with evolving data sovereignty requirements may necessitate operational adjustments and additional investment in localized data processing capabilities, potentially impacting efficiency and scalability. Because the interpretation and application of privacy and data protection laws such as the CCPA and GDPR, and the related regulations and standards, are uncertain, it is possible that these laws, regulations and standards may be interpreted and applied in manners that are, or are asserted to be, inconsistent with our data management practices or the technological features of our solutions. As such, we could inadvertently fail to comply or be alleged to have failed to comply with such laws, regulations and standards and consequently be subject to significant statutory damages and negative publicity, including as associated with class action litigation and/or costs associated with modifying our solutions and business strategies.
Furthermore, compliance with legal and contractual obligations may require us to make public statements about our privacy and data security practices, including the statements we make in our online privacy policy. Although we endeavor to comply with these statements, should they prove to be untrue or be perceived as untrue, even as a result of circumstances beyond our reasonable control, we may face litigation, claims, investigations, inquiries or other proceedings by the U.S. Federal Trade Commission, state attorneys general and other federal, state and foreign regulators and private litigants alleging violations of privacy or consumer protection laws.
In November 2025, the European Commission proposed a Digital Omnibus package, which would make targeted amendments to several existing European Union digital laws, including the AI Act, the EU GDPR, the NIS 2 Directive, the European Union’s Data Act (the “Data Act”), and other related frameworks, with the stated aim of simplifying and streamlining aspects of the European Union digital regulatory landscape. The European Parliament adopted its negotiating position on the AI limb of the Digital Omnibus package on March 26, 2026, which includes proposed amendments affecting the timing and scope of certain AI-related obligations. The proposed amendments remain subject to ongoing trilogue negotiations between the European Parliament, the Council of the European Union and the European Commission, and the timing and final form therefore remain uncertain. Any such changes may require us to reassess certain compliance positions and adjust technical or legal practices accordingly. Although the Digital Omnibus package proposal is intended to reduce administrative burden, any amendments to these frameworks may require us to reassess certain compliance positions and adjust technical or legal practices accordingly, which could affect our operations in the European Union. In any case, we are conscious of the extensive and evolving regulatory frameworks in the jurisdictions in which we operate, especially in Europe. Notably, the Data Act, which became applicable from September 12, 2025, introduces obligations concerning the access, sharing, and use of data generated by connected devices and related data ecosystems. Although our core business is not the primary focus of the Data Act, certain provisions may affect how we manage data in certain business functions, including through our use of third-party platforms or cloud providers. While the direct impact is currently expected to be limited, compliance with the Data Act may increase administrative and contractual complexity in how we manage, process, and share data across our operations, and we continue to monitor the scope and impact of these developments. Additionally, the General Product Safety Regulation, effective from December 13, 2024, imposes stricter safety and transparency obligations on online retailers, including ensuring that product information is clear and traceable. Furthermore, applicable product liability laws implementing Directive (EU) 2024/2853 may expose us to liability for defective or misleading marketed clothing and accessories. Any actual or perceived non-compliance with these rapidly changing laws, regulations or standards or our contractual obligations relating to privacy, data protection and consumer protection by us or the third-party companies we work with could result in litigation and proceedings against us by governmental entities, consumers or others, fines and civil or criminal penalties for us or company officials, obligations to cease or recall, offerings or to substantially modify our business in a manner that makes it less effective in certain jurisdictions, negative publicity and harm to our brand and reputation and reduced overall demand for our products, any of which could have an adverse effect on our business, financial condition, and results of operations.
We are subject to risks related to online payment methods.
We currently accept payments using a variety of methods, including credit cards and debit cards. As we offer new payment options to customers, we may be subject to additional regulations, compliance requirements, fraud and other risks. For certain payment methods, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability. While we use a third party to process payments, we are also subject to payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard (“PCI DSS”) and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we or our service providers fail to comply with PCI DSS or to meet other payment card or other industry standards, we may be subject to financial penalties or the allocation by the card brands of the costs of fraudulent charges to us, or restrictions and expulsion from card acceptance programs, which could materially and adversely affect our business and reputation.
We utilize AI, which could expose us to liability or adversely affect our business.
The adoption of generative AI technologies in our operations introduces distinct risks, notably in data management and data privacy. No assurance can be provided that our use of such AI technologies will enhance our products or operations or produce the intended results. These AI systems, capable of synthesizing customer interactions and generating personalized recommendations, could inadvertently use sensitive data to train future models. If this were to occur within a public model, this raises the possibility of reputational damage and legal challenges, especially if false or inaccurate information is disseminated. Any integration of AI technologies in our or any of our third-party service providers’ operations, products or services is expected to pose new or unknown cybersecurity risks and challenges. Even if we successfully integrate AI technologies into our workflows, subsequent developments in underlying AI models could result in output that is incorrect, insufficient, or outdated. Additionally, the need for AI systems to access extensive datasets heightens the risk of data breaches, potentially leading to unauthorized disclosure of sensitive customer and company information. Such breaches could result in identity theft, financial fraud, and non-compliance with privacy and data protection laws and regulations, thereby exposing us to regulatory penalties and legal liabilities. Further, AI algorithms may be flawed, insufficient, of poor quality, reflect unwanted forms of bias or contain other errors or inadequacies, any of which may not be easily detectable. We increasingly rely on AI and machine learning to inform our product assortment, quantify future demand and customize inventory allocation. If these algorithms are flawed, or if the underlying data is inaccurate, it could lead to suboptimal buying decisions, severe inventory shortages, or excess inventory and subsequent markdowns, which would negatively impact our gross margins and financial performance. AI has also been known to produce false or “hallucinatory” inferences or outputs, may present ethical issues and may subject us to new or heightened legal, regulatory, ethical, or other challenges. In addition, inappropriate or controversial data practices by developers and end-users or other factors adversely affecting public opinion of AI could impair the acceptance of AI solutions, including those incorporated in our products and services. If the AI tools that we use are deficient, inaccurate, or controversial, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on our business and financial results. If we do not have sufficient rights to use the data or other material or content on which the AI tools we use rely, we also may incur liability through the violation of applicable laws and regulations, third-party intellectual property, privacy or other rights or contracts to which we are a party.
In addition, regulation of AI is rapidly evolving worldwide as legislators and regulators are increasingly focused on these powerful emerging technologies. The technologies underlying AI and its uses are subject to a variety of laws and regulations, including intellectual property, privacy and data protection, consumer protection, competition and equal opportunity laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations. AI is the subject of ongoing review by various United States governmental and regulatory agencies, and various U.S. states and other foreign jurisdictions are applying, or are considering applying, their platform moderation, cybersecurity and data protection laws and regulations to AI or are considering general legal frameworks for AI. The European Union has adopted a regulatory framework governing certain artificial intelligence systems (the “AI Act”), which entered into force on August 1, 2024 and is expected to become applicable on a phased basis. The AI Act imposes a range of obligations depending on the nature and risk profile of the relevant AI system. The regulatory framework continues to evolve, including through proposed amendments under the Digital Omnibus package adopted by the European Parliament on March 26, 2026, which remain subject to ongoing trilogue negotiations. The timing and final form of these developments remain uncertain, and may affect how we develop, deploy and use AI technologies. Non-compliance with the AI Act may be subject to regulatory fines of up to 7% of annual worldwide turnover or €35 million. We are actively assessing the scope of application, impact, and risk of these developments in the European Union and the United Kingdom on our business and will continue to assess this moving forward. We may not be able to anticipate how to respond to these rapidly evolving frameworks and we may need to expend resources to adjust our operations or offerings in certain jurisdictions if the legal frameworks are inconsistent across jurisdictions. Furthermore, because AI technology itself is highly complex and rapidly developing, it is not possible to predict all of the legal, operational, or technological risks that may arise relating to the use of AI. In essence, while generative AI offers significant opportunities for innovation and efficiency in our operations, it also demands stringent management to ensure the protection of data integrity, customer and employee safety, regulatory compliance, and the maintenance of our reputation.
Use of social media, influencers, emails, and SMS marketing in ways that do not comply with applicable laws and regulations may lead to the loss or infringement of intellectual property, result in unintended disclosure, harm our reputation, or subject us to fines or other penalties.
We use social media, emails and SMS marketing as part of our omnichannel approach to marketing. As laws and regulations evolve to govern the use of these channels, the failure by us, our employees or third parties acting at our direction to comply with applicable laws and regulations in the use of these channels could adversely affect our reputation or subject us to fines or other penalties. In addition, our employees, third parties acting at our direction, or other third parties (including influencers) may knowingly or inadvertently make use of social media in ways that could lead to the loss or infringement of intellectual property, as well as the public disclosure of proprietary, confidential or sensitive personal information of our business, employees, customers, third-party vendors, or others. Information concerning us or our customers, whether accurate or not, may be posted on social media platforms at any time and may have an adverse impact on our brand, reputation, or business. The harm may be immediate without affording us an opportunity for redress or correction and could have a material adverse effect on our reputation, business, financial condition, results of operations, and prospects.
In addition, an increase in the use of social media for product promotion and marketing may increase the risk that such content could contain problematic product or marketing claims in violation of applicable regulations. For example, in some cases, the FTC has sought enforcement action where an endorsement has failed to clearly and conspicuously disclose a financial relationship or material connection between an influencer and an advertiser. Private parties have in the past and may in the future bring claims on a similar basis. We do not prescribe what our influencers post and if we were held responsible for the content of their posts or their actions, we could be fined or forced to alter our practices, which could have an adverse impact on our business, financial condition, and results of operations.
Some of our software and systems contain open source software, which may pose particular risks to our proprietary applications.
We use open source software in the applications we have developed to operate our business and will use open source software in the future. We may face claims from third parties claiming ownership of what we believe to be open source software or claiming non-compliance with the applicable open source license terms. Some open source licenses require users to distribute or make available on open source license terms all or part of our proprietary software, which in some circumstances could include valuable proprietary source code. While we employ practices designed to monitor our compliance with the licenses of open source software and try to ensure that we do not use any open source software in a manner that would require us to disclose our proprietary source code, we cannot guarantee that we will be successful. We cannot guarantee that license terms applicable to all open source software are reviewed prior to use in our products or applications, or that developers have not incorporated (and will not in the future incorporate) open source software into our products or applications without our knowledge.
Claims from third parties regarding our use of open source software could result in litigation and could require us to purchase costly licenses, publicly release the affected portions of our source code, or cease offering the implicated solutions unless and until we can re-engineer them. In addition, the use of third-party open source software typically carries greater technical and legal risks than the use of third-party commercial software because open source licensors generally do not provide support, warranties, or controls on the functionality or origin of the software. To the extent that our applications depend upon the successful operation of open source software, any undetected errors or defects could prevent the deployment or impair the functionality of our systems and injure our reputation. Use of open source software may also present additional security risks because the source code for open source software is publicly available, which may make it easier for hackers and other third parties to compromise our website and systems that rely on open source software. Any of these risks could be difficult to eliminate or manage and, if not addressed, could have an adverse effect on our business, financial condition, and results of operations.

Risks Related to Other Legal, Regulatory and Taxation Matters
Government regulation of the internet and e-commerce continues to evolve and unfavorable changes or failure by us to comply with these regulations, whether or not inadvertent, could substantially harm our business, financial condition, and results of operations.
We are subject to general business regulations and laws as well as regulations and laws specifically governing the internet and e-commerce. Existing and future regulations and laws could impede the growth of the internet, e-commerce, or mobile commerce, which could in turn adversely affect our growth. These regulations and laws may involve taxes, tariffs, privacy and data security, anti-spam, content protection, electronic contracts and communications, customer protection, and internet neutrality. It is still not clear how some existing laws governing issues such as property ownership, sales and other taxes, and customer privacy apply to the internet as the vast majority of these laws were adopted prior to the advent of the internet and do not contemplate or address the unique issues raised by the internet or e-commerce. It is possible that general business regulations and laws, or those specifically governing the internet or e-commerce, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. We cannot be sure that our practices comply fully with all such laws and regulations as they may evolve. Any failure by us, or third parties acting at our direction, to abide by applicable laws and regulations in the use of these platforms could subject us to proceedings or actions against us by governmental entities, customers, suppliers or others, regulatory investigations, class action lawsuits, liability, fines, or other penalties and adversely affect our business, financial condition, and results of operations. Any such proceeding or action could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business, decrease the use of our website by customers and suppliers, and may result in the imposition of monetary liabilities. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of our own non-compliance with any such laws or regulations. In addition, it is possible that governments of one or more countries or territories may seek to censor content available on our site or may even attempt to completely block access to our site. As a result, adverse developments with respect to these laws and regulations could substantially harm our business, financial condition, and results of operations. In particular, in the event that we are restricted, in whole or in part, from operating in one or more countries or territories, our ability to retain or increase our customer base may be adversely affected and we may not be able to maintain or grow our net revenue and expand our business as anticipated.
Existing and potential tariffs imposed by the United States or other governments, new trade restrictions or a global trade war could increase the cost of our products, which could have an adverse effect on our business, financial condition, and results of operations.
The United States and the countries in which our products are produced or sold, including China, have imposed, and may in the future impose, additional quotas, duties, tariffs or other restrictions or regulations or may adversely adjust prevailing quota, duty or tariff levels. The results of any audits or related disputes regarding these restrictions or regulations (including, for example, regarding the proper import classification for a given product) could have an adverse effect on our financial statements for the period or periods for which the applicable final determinations are made. Countries impose, modify, and remove tariffs and other trade restrictions in response to a diverse array of factors, including global and national economic and political conditions, which make it impossible for us to predict future developments regarding tariffs and other trade restrictions. Adverse changes in, or withdrawal from, trade agreements or political relationships between the United States and countries where we sell or source our products, could negatively impact our results of operations or cash flows.
For example, in recent years, the U.S. government has imposed increased tariffs on imports from certain foreign countries, such as China, under Section 301 of the Trade Act of 1974. Any imposition of additional tariffs by the United States could result in the adoption of tariffs by other countries, leading to a global trade war. Any such future tariffs by the United States or other countries could have a significant impact on our business. Trade restrictions, including tariffs, quotas, economic sanctions, embargoes, safeguards, and customs restrictions, could increase the cost or reduce the supply of products available to us, could increase shipping times or may require us to modify our supply chain organization or other current business practices, any of which could harm our business, financial condition, and results of operations.

For instance, in August 2025, the United States indefinitely suspended the “de minimis exemption” under Section 321 of the Tariff Act of 1930. The de minimis exemption had enabled importers to enter low value shipments into the United States without paying duties or going through the formal entry process. Despite certain flexibilities for postal shipments, such as the ability to pay a flat fee per parcel that applied until February 2026, or the application of a 10% tariff under Section 122 of the Trade Act of 1974 until July 24, 2026, the indefinite suspension of the de minimis exemption could have an adverse effect on our business, which is centered on direct-to-consumer sales.
General geopolitical instability and the responses to it, such as the possibility of sanctions, trade restrictions, and changes in tariffs, including tariffs imposed by the United States and China, and the possibility of additional tariffs or other trade restrictions between the United States and other countries where we currently or might in the future manufacture or sell our products, could adversely impact our business. The United States has promoted and implemented plans to raise tariffs and pursue other trade policies intended to restrict imports. In 2025, the United States imposed tariffs on virtually all countries at rates ranging from 10% to 50% under the IEEPA. However, in February 2026, the U.S. Supreme Court held the IEEPA tariffs unlawful. In response, the President quickly imposed a 150-day 10% tariff covering most products from virtually all countries under Section 122, and has indicated that the tariff rate will increase to 15%. The President also signaled his intention to impose additional tariffs under other authorities and the Office of the U.S. Trade Representative has launched two new investigations under Section 301 on imports from a total of 60 countries. These investigations could lead to the imposition of additional tariffs on imports from a substantial number of countries, including China. Given the time-limited nature of the Section 122 tariffs, the prospect of new or increased tariffs, the adoption of policies that require or encourage the use of U.S.-origin goods, and the potential retaliation by other governments against such tariffs and policies, there is significant uncertainty in the U.S. market. Such changes could adversely impact our business and could increase the costs of sourcing our products, or could require us to source more of our products from other countries.
While we may attempt to renegotiate prices with suppliers or diversify our supply chain in response to tariffs or shift production between manufacturers in different countries, such efforts may not yield immediate results, may be ineffective, or may be impossible to implement in the near term. For example, we shifted approximately 20% of production capacity from China to Vietnam, the U.S. and Mexico, which means that the U.S. government’s tariffs on certain imports from China under Section 301 currently only affect approximately 32% of finished goods as of 2025. In 2025, we increased our production capacity in Vietnam by 16%. Goods that are of Vietnamese origin may incur U.S. Customs and Border Protection scrutiny (and, possibly, higher tariffs) due to concerns about “transshipment,” given the prevalence of this practice in the region. Further, we may be required to shift production capacity back to China (or other countries whose imports are subject to higher duties, such as antidumping and countervailing duties) due to lack of manufacturing expertise or capacity in relatively lower-tariff countries. We might also consider increasing prices to the end customer; however, this could reduce the competitiveness of our products and adversely affect our net revenue.
We are also dependent on international trade agreements and regulations. Adverse changes in, or withdrawals from, trade agreements or political relationships between the United States and countries where we sell or source our products, could negatively impact our results of operations or cash flows.
If we fail to anticipate and manage any of these dynamics successfully, our gross margin and profitability could be adversely affected.
We face exposure to foreign currency exchange rate fluctuations.
Certain of our foreign revenue and costs are denominated in currencies other than the U.S. dollar and are subject to currency risk. Accordingly, changes in the value of foreign currencies relative to the U.S. dollar have affected and may in the future continue to affect our net revenue and results of operations. As a result of such foreign currency exchange rate fluctuations, it has been, and may continue to be, more difficult to detect underlying trends in our business and results of operations. In addition, to the extent that fluctuations in currency exchange rates cause our results of operations to differ from our expectations or the expectations of our investors, the trading price of our common stock could be lowered. We do not currently maintain a program to hedge transactional exposures in foreign currencies. However, in the future, we may use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place and may introduce additional risks if we are unable to structure effective hedges with such instruments.
Failure by us or our suppliers to comply with trade and other regulations including importation, exportation, product safety, labeling, labor or other laws or to provide safe conditions for our or their workers, may lead to investigations or actions by government regulators, damage our reputation and brand and harm our business.
The labeling, distribution, importation, marketing, and sale of our products is subject to regulation by various federal, state, local, and international regulatory authorities in the countries in which our products are currently distributed or sold, including the FTC and the Federal Consumer Product Safety Commission. Product safety, labeling, and licensing regulations, including consumer disclosure and warning regarding chemical exposure, may require us to remove selected products from our inventory. Such recalls or removal of products can result in, among other things, lost sales, diverted resources, potential harm to our reputation, and increased customer service costs and legal expenses, which could have a material adverse effect on our business, financial condition, and results of operations. In addition, our actual or alleged failure to comply with such regulations may in the future subject us to investigations, enforcement actions, and the imposition of significant penalties and claims, which could harm our results of operations or our ability to conduct business. Any legal proceedings, audits, or inspections by governmental agencies related to these matters could result in significant settlement amounts, damages, fines, or other penalties, divert financial and management resources, and result in significant legal fees. An unfavorable outcome of any particular proceeding could have an adverse impact on our business, financial condition, and results of operations. In addition, the adoption of new regulations or changes in the interpretation of existing regulations may result in significant compliance costs or discontinuation of product sales and could impair the marketing of our products, resulting in significant loss of revenue. Further, we contract with numerous domestic and international supply chain partners. Failure of our suppliers, vendors, and other partners to comply with applicable laws and regulations and contractual requirements could lead to litigation against us, resulting in increased legal expenses and costs.
Uncertainties in the interpretation and application of existing, new, and proposed tax laws and regulations could materially affect our tax obligations and effective tax rate.
The tax regimes to which we are subject or under which we operate are unsettled and may be subject to significant change. The issuance of additional guidance related to existing tax laws, changes to existing tax laws or the interpretation thereof, or the introduction of new tax laws (including with respect to sales taxes, VAT, and similar taxes) proposed or implemented by the current or a future U.S. presidential administration, Congress or taxing authorities in other jurisdictions, including jurisdictions outside of the United States, could materially affect our tax obligations and effective tax rate. To the extent that such changes have a negative impact on us, or on our suppliers or our customers, including as a result of related uncertainty, these changes may adversely impact our business, financial condition, results of operations, and cash flows.
The amount of taxes we pay in different jurisdictions depends on the application of the tax laws of various jurisdictions, including the United States, to our international business activities. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for pricing intercompany transactions and maintaining our intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency. Similarly, a taxing authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions.
Additionally, tax authorities at the foreign, federal, state, and local levels continue to review and revise the treatment of companies engaged in e-commerce. New or revised foreign, federal, state, or local tax laws, regulations or court decisions may subject us or our customers to additional sales, income, and other taxes. Following the U.S. Supreme Court’s decision in South Dakota v. Wayfair, Inc., states may require out-of-state sellers to collect and remit sales taxes even if those sellers lack any physical presence within the states imposing the sales taxes. Under Wayfair, a person requires only a “substantial nexus” with the taxing state before the state may subject the person to sales tax collection obligations therein. Since the Supreme Court’s Wayfair decision, many states have considered or adopted laws that attempt to impose sales tax collection obligations on out-of-state sellers. In addition, the imposition by state governments of sales tax collection obligations on out-of-state retailers in jurisdictions where we do not currently collect sales taxes, whether for prior years or prospectively, could also create additional administrative burdens for us, put us at a competitive disadvantage if they do not impose similar obligations on our competitors and decrease our future sales, which could have a material adverse impact on our business, financial condition, and results of operations.
We may be subject to claims and litigation that could result in unexpected expenses and could ultimately be resolved against us.
From time to time, we may be involved in litigation and other proceedings, including matters related to employment-related claims, product liability claims, commercial disputes, and copyright infringement, challenging trademarks and other intellectual property claims, as well as trade, regulatory, and other claims related to our business or our sustainability practices, statements, and goals. For example, from time to time, current or former employees will file lawsuits alleging unfair labor practices or violations of federal or state labor or antidiscrimination laws. We intend to vigorously defend against these lawsuits. Any of these proceedings could result in significant settlement amounts, damages, fines, or other penalties, divert financial and management resources, and result in significant legal fees. An unfavorable outcome of any particular proceeding could exceed the limits of our insurance policies or the carriers may decline to fund such final settlements and/or judgments and could have an adverse impact on our business, financial condition, and results of operations. In addition, any proceeding could negatively impact our reputation among our customers and our brand image.
Risks Related to this Offering and Ownership of Our Common Stock
There is no existing market for our ordinary shares, and we do not know whether one will develop to provide you with adequate liquidity. If our share price fluctuates after this offering, you could lose a significant part of your investment.
Prior to this offering, there has not been a public market for our common stock. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market, or otherwise or how liquid that market might become. The initial public offering price for our common stock will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price paid by you in this offering. In addition to the risks described above, the market price of our common stock may be influenced by many factors, some of which are beyond our control, including:
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changes to our business operations and strategy;

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actual or anticipated fluctuations in our financial condition, and results of operations;

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the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

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failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates or ratings by any securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

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announcements by us or our competitors of significant innovations, acquisitions, strategic partnerships, joint ventures, results of operations, or capital commitments;

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changes in stock market valuations and operating performance of other apparel and footwear companies generally, or those in our industry in particular;

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the sustainability targets we may provide to the public, any changes in these targets, or our failure to meet them;

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price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

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changes in our board of directors or management;

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sales of large blocks of our common stock, including sales by our directors, executive officers, and principal stockholders or by their affiliates;

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lawsuits threatened or filed against us;

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anticipated or actual changes in laws, regulations, or government policies applicable to our business;

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changes in our capital structure, such as future issuances of debt or equity securities;

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short sales, hedging, and other derivative transactions involving our capital stock;

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general economic conditions in the United States and globally; and

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other events or factors, including those resulting from geopolitical conflicts, pandemics, incidents of terrorism, or responses to these events.

In addition, the stock market in general has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our business, financial condition, and results of operations. If a market for our common stock does not develop or is not maintained, the liquidity and price of our common stock could be adversely affected.
We have identified material weaknesses in our internal control over financial reporting. If we fail to remediate these material weaknesses or otherwise maintain effective internal controls, we may not be able to accurately report our financial results of operations which may adversely affect investor confidence.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. As a private company, we have not historically prepared public company financial statements.
In connection with the audit of our 2025, 2024 and 2023 consolidated financial statements, we identified the following material weaknesses in our internal control over financial reporting:
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we did not design and maintain an effective control environment commensurate with our financial reporting requirements. Specifically, we did not maintain evidence of the consistent execution of control activities across all significant business processes, including the preparation and review of account reconciliations and journal entries;

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we did not design and maintain an effective risk assessment and monitoring process. Specifically, we lacked a formal process related to identifying and analyzing risks of material misstatement in financial reporting and the monitoring of internal controls; and

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we did not design and maintain effective IT general controls for certain information systems that are relevant to the preparation of our financial statements. Specifically, we did not design and maintain (i) program change management controls to ensure that program and data changes are identified, tested, authorized and implemented appropriately, (ii) user access controls to ensure appropriate segregation of duties and to adequately restrict user and privileged access to appropriate personnel,

(iii) computer operations controls to ensure that processing and transfer of data, and data backups and recovery are monitored, and (iv) program development controls to ensure that new software development is tested, authorized and implemented appropriately.
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. These material weaknesses resulted in immaterial revisions in the Company’s previously issued 2024 and 2023 consolidated financial statements. Each of the material weaknesses described above could result in a misstatement of account balances or disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. We have concluded that these material weaknesses occurred because, prior to this offering, we were a private company and did not have the necessary systems, business processes, and related internal control to satisfy the accounting and financial reporting requirements of a public company. We plan to undertake the following steps to address these material weaknesses:
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hiring and retaining additional accounting, finance and IT personnel with appropriate public company reporting and internal controls expertise;

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formalizing and documenting our internal control framework, including risk assessment and monitoring activities;

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designing and implementing enhanced review and approval controls over journal entries, account reconciliations, and financial reporting processes;

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strengthening segregation of duties through both procedural changes and system-based controls; and

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improving IT general controls, including controls over user access provisioning and termination, privileged access monitoring, change management, computer operations, and implementation of new technology.

We may incur significant costs in connection with remediating these material weaknesses. Neither we nor our independent registered public accounting firm have tested the effectiveness of our internal control over financial reporting and we cannot assure you that we will be able to successfully remediate the material weaknesses described above. Even if we successfully remediate such material weaknesses, we cannot assure you that we will not suffer from these or other material weaknesses in the future.
We recently identified immaterial errors in our previously issued consolidated financial statements, resulting in the revision of our financial statements for 2024 and 2023. If we discover additional errors in the future, it could adversely affect investor confidence and our stock price.
During the preparation of our consolidated financial statements for 2025, we identified and corrected certain accounting errors in our previously issued financial statements for 2024 and 2023 related to the classification of bad debt expense, accounts receivable, prepaid assets, and current lease liabilities. While these revisions were immaterial to our previously filed financial statements, the discovery of further errors in the future could require us to restate or revise our financial statements again. Any such future restatements or revisions could result in a loss of investor confidence in the accuracy of our financial reporting, which could have a material adverse effect on our stock price and our business.
Permira is a significant stockholder of the Company and will continue to have significant influence over us after this offering, including significant influence over decisions that require the approval of stockholders, which may be inconsistent with the interests of our other stockholders.
Permira is a significant stockholder of the Company and will continue to have significant influence over us upon the consummation of this offering, at which time Permira will beneficially own approximately    % of the outstanding shares of common stock (or    %, if the underwriters exercise their option to purchase additional shares in full). As a result, Permira and its affiliates will continue to have the ability to exercise significant influence over decisions requiring stockholder approval, including the election of directors, amendments to our certificate of incorporation and approval of significant corporate transactions, such as a merger or other sale of the Company or our assets.
Permira’s interests may be different from or conflict with the interests of our other stockholders and, as a result, this concentration of ownership may have the effect of delaying, preventing or deterring a change in control of us and may negatively affect the market price of our stock. Also, Permira and its affiliates are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete indirectly with us. Permira or its affiliates may also pursue acquisition opportunities that are complementary to our business and, as a result, those acquisition opportunities may not be available to us.
Future sales, or the perception of future sales, by us or our existing stockholders in the public market following the completion of this offering could cause the market price for our common stock to decline.
The sale of substantial amounts of shares of our common stock in the public market after this offering, or the perception that such sales could occur, including sales by our significant stockholders, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
Upon completion of this offering, we will have a total of        shares of our common stock outstanding (or         shares if the underwriters exercise their option to purchase additional shares). Of the outstanding shares,        shares sold in this offering (or         shares if the underwriters exercise their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act (“Rule 144”), including our directors, executive officers and other affiliates, may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”
The remaining outstanding        shares of common stock held by our existing stockholders after this offering will be deemed restricted securities under the meaning of Rule 144 and may be sold in the public market only if registered or if they qualify for an exemption from registration, including the exemptions pursuant to Rule 144 and Rule 701 under the Securities Act. In addition, we, all of our directors, executive officers and the holders of substantially all of our outstanding securities are subject to lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our common stock and certain other securities held by them for up to 180 days following the date of this prospectus. See “Underwriters” for a description of these lock-up agreements.
Upon the expiration of the lock-up agreements described above, all of such        shares will be eligible for resale in a public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144.
In addition, pursuant to the Registration Rights Agreement, certain of our existing stockholders have the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under the Securities Act. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” By exercising their registration rights and selling a large number of shares, such existing stockholders could cause the prevailing market price of our common stock to decline. Following completion of this offering, the shares covered by registration rights would represent approximately    % of common stock outstanding (or    % if the underwriters exercise their option to purchase additional shares in full). Registration of any of these outstanding shares of our common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”
We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to the 2019 Stock Option Plan and the 2026 Omnibus Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover        shares of common stock.

As restrictions on resale end, or if the existing stockholders exercise their registration rights, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.
Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.
The initial public offering price of our common stock will be substantially higher than the as adjusted net tangible book value per share immediately after this offering. If you purchase our common stock in this offering, you will suffer immediate dilution of $       per share, or $       per share if the underwriters exercise their over-allotment option in full, representing the difference between our as adjusted net tangible book value per share as of       after giving effect to the sale of our common stock in this offering and the assumed public offering price of $       per share, the midpoint of the price range set forth on the cover page of this prospectus. See “Dilution.”
We will have broad discretion in the use of the net proceeds we receive in this offering and we may not use such proceeds in ways that prove to be effective.
We will have broad discretion in the application of the net proceeds to us that we receive in this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds to us from this offering, their ultimate use may vary substantially from their currently intended use, and it is possible that a substantial portion of the net proceeds will be invested in a way that does not yield a favorable, or any, return for us. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, and results of operations could be harmed, and the market price for our common stock could decline.
We do not intend to pay dividends for the foreseeable future.
We have never declared or paid any cash dividends on our capital stock, and we do not intend to pay any cash dividends in the foreseeable future. In addition, the terms of our Credit Agreement currently limit our ability to pay certain dividends and future agreements governing our indebtedness may also limit our ability to pay certain dividends. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our capital stock will be at the discretion of our board of directors. Accordingly, investors may need to rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment. See “Dividend Policy.”
Additional stock issuances could result in significant dilution to our stockholders.
We may issue our capital stock or securities convertible into our capital stock from time to time in connection with a financing, acquisition, investments or otherwise. Additional issuances of our stock will result in dilution to existing holders of our stock. Also, to the extent outstanding stock options to purchase our stock are exercised, there will be further dilution. The amount of dilution could be substantial depending upon the size of the issuance or exercise. Any such issuances could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.
If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our common stock and trading volume could decline.
The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business, our market and our competitors. We do not have any control over these analysts. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price for our common stock would be negatively affected. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our common stock price and trading volume to decline.
Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer or proxy contest more difficult, limit attempts by our stockholders to replace or remove our current management and depress the market price of our common stock.
Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, defer, or prevent a merger, acquisition, tender offer, takeover attempt, or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.
These anti-takeover provisions could make it more difficult for a third-party to acquire us, even if the third-party’s offer may be considered beneficial by many of our stockholders. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. See “Description of Capital Stock.”
Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters and the U.S. federal district courts will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.
Our amended and restated certificate of incorporation provides that, unless we otherwise consent in writing, (A) (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer other employee or stockholder of Reformation to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended or restated) or as to which the DGCL confers exclusive jurisdiction on the Court of Chancery of the State of Delaware, or (4) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions or the rules and regulations thereunder and, accordingly, we cannot be certain that a court would enforce such provision. Our amended and restated certificate of incorporation includes the provision outlined in (B) to prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations. Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act.
The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. While the Delaware courts have determined that such choice of forum provisions are facially valid and several state trial courts have enforced such provisions and required that suits asserting Securities Act claims be filed in federal court, there is no guarantee that courts of appeal will affirm the enforceability of such provisions and a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such an instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions. If a court were to find either exclusive forum provision contained in our amended and restated

certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with litigating Securities Act claims in state court, or both state and federal court, which could harm our business, financial condition, and results of operations. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation, except our stockholders will not be deemed to have waived (and cannot waive) compliance with the federal securities laws (including the Securities Act and the Exchange Act) and the rules and regulations thereunder.
We are an “emerging growth company,” and the reduced reporting and disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.
We are an “emerging growth company” and, for as long as we continue to be an emerging growth company, we currently intend to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our registration statements, periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We will cease to be an emerging growth company upon the earliest of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.
We cannot predict whether investors will find our common stock less attractive if we choose to rely on these exemptions while we are an emerging growth company. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.
Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.
General Risk Factors
The requirements of being a public company may increase our costs, strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.
As a public company, we will be subject to the reporting requirements of the Exchange Act, the listing standards of          , and other applicable securities rules and regulations. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly and place significant strain on our personnel, systems and resources. Furthermore, several members of our management team do not have prior experience in running a public company. For example, the Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, financial condition, and results of operations. Although we have already hired additional employees to assist us in complying with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our operating expenses.
In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest substantial resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from business operations to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and our business may be harmed. We also expect that being a public company that is subject to these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly members who can serve on our audit and compensation and leadership management committees and qualified executive officers.
As a result of the disclosure obligations required of a public company, our business and financial condition is more visible than it was as a private company, which may result in an increased risk of threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, financial condition, and results of operations would be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, would divert the resources of our management and harm our business, financial condition, and results of operations.
As a result of being a public company, we are obligated to develop and maintain proper and effective internal control over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our common stock.
We are required, pursuant to Section 404 of the Sarbanes-Oxley Act (“Section 404”), to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment requires disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company.” Our compliance with Section 404 has required, and will continue, to require that we incur substantial expenses and expend significant management efforts. We have and will likely need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404.
In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, we may encounter problems or delays in completing the remediation of any deficiencies identified by us or our independent registered public accounting firm in connection with the issuance of their attestation report. Our testing, or the subsequent testing (if required) by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be additional material weaknesses. Any new material weaknesses could result in a material misstatement of our annual or quarterly financial statements or disclosures that may not be prevented or detected.
During the evaluation and testing process of our internal control, if we identify one or more additional material weaknesses in our internal control over financial reporting, we will be unable to certify that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.
If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and the accompanying notes thereto. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates”. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity and the amount of revenue and expenses. Significant estimates and judgments include revenue recognition, return reserves, inventory reserves, stock-based compensation and the fair value of our common stock. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.
Extreme weather conditions, natural disasters, public health crises, political crises and instability and other catastrophic events, including those caused or exacerbated by climate change, could negatively impact our results of operations and financial condition.
Extreme weather conditions and volatile changes in weather conditions in the areas in which our offices, retail stores, suppliers, customers, distribution centers, vendors and/or wholesale partners are located could adversely affect our results of operations and financial condition. Moreover, natural disasters such as earthquakes, landslides, hurricanes, tsunamis, floods, monsoons or wildfires, public health crises, such as pandemics and epidemics (including, for example, the COVID-19 pandemic), political crises, such as terrorist attacks, war and other political and geopolitical instability or other catastrophic events, whether occurring in the United States or abroad, and their related consequences and effects, including energy shortages, could disrupt our operations or the operations of our suppliers and other partners or result in economic instability that could negatively impact customer spending, any or all of which would negatively impact our results of operations and financial condition. For example, our principal offices are located in Vernon, California, an area which has a history of earthquakes and wildfires, and are thus vulnerable to damage or disruption. In particular, these types of events could impact our global supply chain, including the ability of suppliers to provide raw materials, labor and finished goods where and when needed, the ability of third parties to ship products, and our ability to ship products to customers from or to the impacted region(s). For example, in January 2025, the Los Angeles wildfires resulted in the temporary closure of all of our Los-Angeles area stores for several days and, ultimately, in the extended closure of our Pacific Palisades store, which remains closed, resulting in lost revenue and profits.
We may require additional capital to support business growth, and this capital might be unavailable or might be available only by diluting existing stockholders.
We intend to continue making investments to support our business growth and may require additional funds to support this growth. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent, if any, of international expansion efforts and other growth initiatives, the expansion of our marketing activities and overall economic conditions. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may need to engage in equity or debt financings to secure additional funds. Recently, there has been volatility in and disruptions to the global economy, including the equity and debt financial markets. Any such volatility in and disruptions to the equity or debt markets, or further deterioration of such markets, including as a result of political unrest or war, may make any necessary equity or debt financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, and our business and prospects could fail or be adversely affected.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements, that reflect our current views with respect to, among other things, future events and our future business, financial condition, results of operations, prospects, our strategy for growth and the use of proceeds of this offering.
Some of the forward-looking statements can be identified by the use of terms such as “believes”, “expects”, “may”, “will”, “should”, “could”, “seeks”, “intends”, “plans”, “estimates”, “anticipates” or other comparable terms. However, not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not related to present facts or current conditions or that are not historical facts. Although the forward-looking statements contained in this prospectus reflect management’s current beliefs and expectations based upon information currently available to management and upon assumptions which management believes to be reasonable, actual results may differ materially from those stated in or implied by these forward-looking statements.
A number of factors could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking statements, including those listed in the “Risk Factors” section of this prospectus. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Forward-looking statements are not guarantees of performance and speak only as of the date hereof. They necessarily involve significant known and unknown risks, assumptions and uncertainties that may cause our actual results, performance and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements.
Forward-looking statements are subject to known and unknown risks and uncertainties, many of which are beyond our control. Our actual results may differ materially from those expressed in, or implied by, the forward-looking statements included in this prospectus as a result of various factors, including, among others:
•
our ability to attract new customers and retain returning customers;

•
our ability to maintain and enhance the value and reputation of our brand;

•
the effect of tariffs imposed by the U.S. government or a global trade war;

•
our ability to anticipate and respond to changing consumer preferences;

•
our ability to accurately forecast customer demand;

•
our ability to effectively manage our growth;

•
our ability to grow our e-commerce and retail channels and execute our expansion into new markets;

•
the risks associated with leasing property;

•
our ability to achieve the sustainability targets and goals that we have announced;

•
our expectations regarding sustainability initiatives;

•
our ability to attract and retain qualified personnel;

•
our reliance on suppliers to provide materials and to produce our products;

•
our dependence on key suppliers;

•
our ability to protect our intellectual property rights and any costs associated therewith; and

•
other risks and uncertainties discussed under the heading “Risk Factors” in this prospectus.

Accordingly, you should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by the cautionary statements contained in this section and elsewhere in this prospectus.
The forward-looking statements in this prospectus are only predictions and are based largely on our current expectations and projections about future events and trends that we believe may affect our business strategy, financial condition, results of operations, short-term and long-term business operations and objectives and financial needs. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements.

USE OF PROCEEDS
We estimate the net proceeds from the sale of shares by us in this offering will be approximately $      (or approximately $      if the underwriters exercise their option to purchase additional shares of common stock in full), based on an assumed initial public offering price of $      per share (the midpoint of the initial public offering price range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
A $1.00 increase or decrease in the assumed initial public offering price of $      per share (the midpoint of the initial public offering price range set forth on the cover page of this prospectus) would increase or decrease the net proceeds to us from this offering by approximately $      , assuming the number of shares offered by us, which we show on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a 1.0 million increase in the number of shares of our common stock offered by us would increase or decrease the net proceeds to us from this offering by approximately $      , assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to increase our capitalization and financial flexibility and to create a public market for our common stock. As of the date of this prospectus, we have no specific plan for any significant portion of the net proceeds from this offering. We intend to use the net proceeds that we will receive from this offering for general corporate purposes, which may include the repayment of outstanding indebtedness.

DIVIDEND POLICY
We currently do not intend to declare or pay any cash dividends in the foreseeable future. Any further determination to pay dividends on our common stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions, legal, tax and regulatory limitations, contractual restrictions and other factors that our board of directors considers relevant.
Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—We do not intend to pay dividends for the foreseeable future.”
In addition, the terms of our Credit Agreement currently limit our ability to pay certain dividends and future agreements governing our indebtedness may also limit our ability to pay certain dividends.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of            , 2026:
•
on an actual basis; and

•
on an as adjusted basis after giving effect to (i) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware that will be in effect upon the completion of this offering and (ii) the sale of       shares of common stock in this offering at an assumed initial public offering price of $      per share (the midpoint of the initial public offering price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The as adjusted information set forth in the table below is illustrative only, and will adjust based on the actual initial public offering price and other terms of this offering determined at the pricing of this offering.
This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus.
As of , 2026
($ in thousands, except share and per share data)	Actual	As Adjusted(1)
Cash and cash equivalents	$	$
Debt:
Term Loan Facility
Credit Facility
Total Debt	$
Stockholders’ Equity:
Common stock, par value $ per share; shares authorized, shares issued and outstanding, actual; shares authorized, shares issued and outstanding, as adjusted
Additional paid-in capital
Accumulated deficit
Accumulated other comprehensive income (loss)
Total stockholders’ equity
Total capitalization	$	$

(1)
A $1.00 increase or decrease in the assumed initial public offering price of $      per share (the midpoint of the initial public offering price range set forth on the cover page of this prospectus) would increase or decrease the as adjusted amount of each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $      , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a 1.0 million increase or decrease in the number of shares of our common stock offered by us would increase or decrease the as adjusted amount of each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $      , assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION
If you invest in our common stock in this offering, your ownership interest in us will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock after giving effect to this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the shares of our common stock held by existing stockholders.
Our net tangible book value (deficit) as of            , 2026, was approximately $      , or approximately $      per share. Our net tangible book value per share is determined by dividing our tangible net worth (tangible assets less total liabilities) by the total number of our outstanding common stock that will be outstanding immediately prior to the closing of this offering, and as adjusted net tangible book value per share of common stock represents net tangible book value divided by the number of shares of common stock outstanding, in each case, after giving effect to the closing of this offering.
After giving effect to the sale of common stock in this offering at an assumed initial public offering price of $      per share (the midpoint of the initial public offering price range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and offering expenses, our as adjusted net tangible book value as of            , 2026, would have been approximately $      , or approximately $      per share. This represents an immediate increase in the net tangible book value of $      per share to our existing stockholders and an immediate dilution (i.e., the difference between the offering price and the as adjusted net tangible book value after this offering) to new investors participating in this offering of $      per share.
The following table illustrates this dilution on a per share basis:
Assumed initial public offering price per share of our common stock		$
Net tangible book value per share of our common stock as of , 2026	$
Increase in book value per share attributable to new investors purchasing shares of our common stock in this offering
As adjusted net tangible book value per share of our common stock after giving effect to this offering
Dilution per share of our common stock to new investors in this offering		$
Dilution is determined by subtracting as adjusted net tangible book value per share of common stock after the offering from the assumed initial public offering price per share of common stock.
If the underwriters exercise in full their option to purchase additional shares of our common stock, the as adjusted net tangible book value per share after giving effect to the offering and the use of proceeds therefrom would be $      per share. This represents an increase in as adjusted net tangible book value of $      per share to the existing stockholders and results in dilution in as adjusted net tangible book value of $      per share to new investors.
Assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, a $1.00 increase or decrease in the assumed initial public offering price of $      per share (the midpoint of the initial public offering price range set forth on the cover page of this prospectus) would increase or decrease our as adjusted tangible book value attributable to new investors purchasing shares in this offering by $      per share and the dilution to new investors by $      per share and increase or decrease the as adjusted net tangible book value per share after giving effect to this offering by $      per share. Similarly, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, a 1.0 million increase or decrease in the number of shares of our common stock offered by us would increase or decrease our as adjusted tangible book value attributable to new investors purchasing shares in this offering by $      per share and the dilution to new investors by $      per share and increase or decrease the as adjusted net tangible book value per share after giving effect to this offering by $      per share.

The following table summarizes on an as adjusted basis, as of                  , 2026, the differences between the number of shares purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders, and by new investors. As the table shows, new investors purchasing shares of our common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid. The table below assumes an initial public offering price of $      per share (the midpoint of the initial public offering price range set forth on the cover page of this prospectus) for shares purchased in this offering and excludes underwriting discounts and commissions and estimated offering expenses payable by us.
	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
($ in thousands, except percentages and share and per share data)
Existing stockholders		%	$	%	$
New investors
Total		100.0%	$	100.0%	$
Except as otherwise indicated, the above discussion and table assumes no exercise of the underwriters’ option to purchase additional shares. If the underwriters were to exercise in full their option to purchase additional shares of our common stock from us, the percentage of shares of our common stock held by      , on an as adjusted basis, as of                 , 2026, would be    % and the percentage of shares of our common stock held by new investors would be    %.
Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, a $1.00 increase or decrease in the assumed initial public offering price of $      per share (the midpoint of the initial public offering price range set forth on the cover page of this prospectus,) would increase or decrease total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $      , $      and $      per share, respectively. Similarly, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, a 1.0 million increase or decrease in the number of shares of our common stock offered by us would increase or decrease total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $      , $      and $      per share, respectively.
To the extent that we grant options or other equity awards to our employees in the future and those options are exercised, those other equity awards are settled or other issuances of common stock are made, there will be further dilution to new investors. We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.
The dilution information above is for illustrative purposes only. Our as adjusted net tangible book value following the consummation of this offering is subject to adjustment based on the actual initial public offering price of our shares and other terms of this offering determined at pricing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Summary Consolidated Financial and Other Data,” our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements, such as those relating to our plans, objectives, expectations, intentions and beliefs, which involve risks and uncertainties. Our actual results may differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the sections titled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.
All references to the “Company,” “Reformation,” “Ref,” “we,” “our” and “us,” unless the context otherwise requires, are to Reformation Inc., a Delaware corporation, and its consolidated subsidiaries and all references to the “Issuer” are only to Reformation Inc.
Overview
Reformation is a premium sustainable womenswear brand built to challenge the conventional fashion model and reimagine how brands interact and engage with customers. Our goal is to have a positive impact on people and the planet while delivering both impressive financial and environmental results.
We believe we are the largest sustainable womenswear brand on the planet and we operate within the highly fragmented fashion industry. With approximately 854,000 Active Customers in the United States as of 2025, and an estimated 94 million women aged 18-60 in the United States, our implied penetration is less than 1%, highlighting the large opportunity ahead. We believe we are well positioned to capture significant growth over the long term. Our path forward is clear: we intend to grow by increasing our distribution through both our DTC and wholesale channels, expanding our product assortment within existing and new product categories, growing in international markets, and driving operational excellence. We drive growth through our DTC-led omni-experience strategy that generates 90% of our net revenue, in addition to leveraging strategic wholesale partnerships.
This approach has supported consistent growth and profitability, as reflected in the following key operating and financial results:
•
Strong customer base. In 2025, we surpassed one million Active Customers across our DTC channel.

•
Steady net revenue growth. In 2025, we reported net revenue of $507.1 million, representing a 19% CAGR from 2023.

•
Strong gross margins. From 2021 to 2024, we consistently generated gross margins of 64.0% or more. In 2025, we generated a gross margin of 60.2% and, excluding the impact of the IEEPA tariffs, an Adjusted gross margin of 63.9%.

•
Sustained profitability. We have generated positive net income since 2018, with the exception of 2020 due to the impact of the COVID-19 pandemic. In 2025, we generated $12.6 million of net income, inclusive of the impact of IEEPA tariffs.

•
Robust Adjusted EBITDA. In 2025, we generated $77.6 million in Adjusted EBITDA, which represented 15.3% of net revenue.

Adjusted gross margin, Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP measures. See “—Key Financial Metrics, Operating Metrics and Non-GAAP Financial Measures” below for definitions of Adjusted gross margin, Adjusted EBITDA, and Adjusted EBITDA margin, as well as reconciliations to the most directly comparable GAAP measures.

Net revenue ($M)

+34%
net revenue growth
(15-25 CAGR)
$27
$40
$58
$94
$144
$110
$205
$288
$360
$438
$507
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025

Key Factors Affecting Our Performance
We measure our business using both financial and operating metrics. We believe that our performance and future success depend on a variety of factors that present significant opportunities for our business but also present risks and challenges that could adversely impact our growth and profitability, including those discussed below and in “Risk Factors.”
Overall Economic Trends
The overall economic environment and related changes in consumer behavior have a significant impact on our business. In general, positive conditions in the broader economy promote consumer spending across our channels, while economic weakness may have a negative effect. Macroeconomic factors that can affect consumer spending patterns, and thereby our results of operations, include employment rates, business conditions, changes in the housing market, the availability of credit, interest rates and inflation.
All the products and materials that we import are subject to import taxes and duties, including tariffs. Since the beginning of 2025, the U.S. government has imposed incremental tariffs, including IEEPA tariffs, at varying rates on certain imports. There has been significant volatility in U.S. tariff and customs policy, and trade negotiations between the United States and other countries are ongoing. If tariffs on countries from which we source products increase further, it may increase our cost of sales, and similar to all other potential cost increases, we may pass a portion of these costs through to customers. For additional information on related risks, please see “Risk Factors.”
We have undertaken, and continue to evaluate, a series of actions and initiatives intended to mitigate the impact of tariffs, including diversifying our supply chain, engaging in cost-sharing discussions with our vendors, optimizing our product import logistics, and selectively adjusting product pricing. In 2025, 51% of our units were made in Asia, 34% in North America, 10% in Europe, and 5% in South America. Our efforts to diversify our supply chain have reduced our exposure to China, which was previously our single largest country of production. We anticipate that in 2026 no one country will represent more than 25% of our total units produced. These mitigation efforts may take significant investment and time to implement. Ultimately, these efforts may not yield the intended results or be as effective as tariff policy changes, and could have adverse impacts on our business, financial condition and results of operations.

Ability to Increase Brand Awareness
As a lifestyle brand operating primarily in e-commerce and physical retail environments, we seek to establish and expand a strong brand presence in a competitive market. We deploy a deliberate and disciplined approach to brand building and marketing investment that leverages a combination of direct marketing, digital media, new store openings, wholesale expansion and strategic partnerships to reach new audiences and brand positioning across regions.
We believe that continued investment in brand awareness can support customer acquisition and retention, which contributes to revenue growth. We invest in innovative marketing strategies and use data analytics to evaluate the effectiveness of these initiatives. Our goal is to establish our brand as a leader in the fashion industry, recognized for quality, style, sustainability, and commitment to making our customers look and feel good.
Customer Acquisition
Our growth will depend in part on our ability to cost-effectively attract new customers. To continue to grow profitably, we intend to acquire new customers, retain those customers, drive repeat purchases and ultimately increase Active Customers and DTC Net Revenue per Customer at a reasonable cost. As of December 27, 2025, our total Active Customer base was approximately 1.1 million compared to 0.8 million as of December 30, 2023, reflecting continued customer acquisition and retention.
We invest in brand building and marketing across a range of channels to acquire new customers. It is important that the cost of these efforts remain aligned with the net revenue and contribution margin we expect to generate from the customers acquired through such initiatives. We take an integrated approach to acquiring new customers, evaluating performance across channels to inform our marketing investments and optimize return. Additionally, approximately 75% of DTC new customers acquired in 2025 were acquired outside of paid digital acquisition channels, strengthening the unit economics of our customer acquisition efforts. We maintain a low marketing to net revenue ratio of 9%, and are profitable on a first order basis.
Customer Retention and Repeat Purchase Rate
Our continued success depends in part on our ability to retain and drive repeat purchases from our returning customers. In addition to investments in brand and marketing, we invest in our products, merchandising, and overall customer experience to promote long-term customer retention and repeat purchases. We track the retention, spend, and repeat purchase behavior of new customers over time from their initial purchase. These metrics provide insights into the effectiveness of our retention strategies and help us to identify areas for improvement.
Revenue generated from returning customers represents a significant portion of our business. In 2025, returning customers, defined as customers who made their first purchase in a prior fiscal year, accounted for nearly 70% of our DTC net revenue, and we achieved approximately 80% net revenue retention from prior year cohorts. Returning customers generally purchase almost twice as frequently as new customers, which contributes to growth in DTC Net Revenue per Customer over time. The revenue generated from our returning customers reflects our ability to engage and retain our customers through our differentiated products, our distinctive brand, and our omnichannel strategy.
Our goal is to increase engagement within our existing customer base by expanding our assortment across categories and occasions, enhancing our loyalty program, Friends with Benefits or “FWB,” which offers our top customers exclusive access to experiences and perks, and by deploying other targeted marketing strategies. In 2025, FWB customers, classified as customers who spend at least $1,000 per calendar year, drove approximately 40% of our DTC net revenue and shopped 4.2 times more than non-FWB customers. Additionally, our loyalty cohort has grown at a 23% CAGR over the past two years. By prioritizing customer retention, we aim to continue building a loyal customer base that drives repeat revenue and supports brand awareness through positive word-of-mouth and brand advocacy. We believe that a strong focus on customer relationships will position us for sustainable growth and success.

Sourcing and Supply Chain Management
Effective sourcing and supply chain management are central to our ability to deliver high-quality products to our customers in a timely manner. Our cost of goods is primarily comprised of the procurement of finished goods and raw materials, labor-related expenses, and associated import costs.
We have established strong relationships with a diversified network of suppliers, both domestically and internationally. We are committed to the highest levels of ethical sourcing and sustainable business practices throughout our supply chain and require adherence to our Preferred Partners Guide, which sets standards for environmental practices and labor conditions. By incorporating sustainable materials and processes into our product offerings, we aim to meet the growing consumer demand for sustainable fashion.
We closely monitor key performance indicators related to our sourcing and supply chain management, including lead times, on-time rates, quality, and IMUs. These metrics provide valuable insights into the efficiency of our operations and help us identify areas for improvement. Production speed is important to our ability to respond to changing consumer demand. We utilize robust reporting and maintain close collaboration with our vendor partners to monitor development and production timelines, enabling disciplined execution.
Inventory Management
Effective inventory management is essential to our operations and plays a crucial role in our ability to meet customer demand while optimizing costs. As an apparel and accessories company operating primarily in our DTC channel, we recognize that maintaining the right balance of inventory is vital to our success. We utilize thorough inventory management systems and rigorous analytics to monitor inventory levels, sales trends, and customer preferences. This allows us to optimize our inventory mix, ensuring that we have the right products available at the right time. By analyzing historical sales data and market trends, we can make informed decisions about reordering and selling out of various styles. Accurate demand forecasting is central to minimizing excess inventory and stockouts. This proactive approach enables us to align our inventory levels with anticipated customer demand, reducing the risk of overstocking or understocking. As a result, our inventory mix is tailored to real-time customer preferences with nearly 90% of DTC apparel net revenue in 2025 coming from styles that are informed by past performance, significantly decreasing fashion risk and waste, and increasing our confidence in each style’s sales potential. We closely monitor key performance indicators related to inventory management, including weeks of supply and total inventory levels.
Seasonality
Our business does not exhibit the same seasonal patterns as traditional retailers, which typically generate a significant portion of net revenue in the holiday quarter. Historically, we have experienced increased sales during the early spring and summer months, resulting in higher net revenue in the second fiscal quarter compared to the first fiscal quarter. The third fiscal quarter typically sees a moderate increase in net revenue relative to the second fiscal quarter, given the timing of one of our twice-yearly promotional events beginning in August. We expect this seasonality to continue in future years, subject to the timing and structure of our promotional sales strategy, including our twice-yearly promotional sales event and our annual Black Friday Cyber Monday promotion. Our operating income has reflected these historical quarterly trends as a significant portion of our expenses are relatively fixed in the short term.
Fiscal Calendar
We operate on a 52/53-week fiscal year convention whereby our fiscal year ends on the last Saturday in December of each year. Each fiscal quarter consists of 13 weeks, except for fiscal years with 53 weeks. Fiscal 2025 ended on December 27, 2025, and was a 52-week year. Fiscal 2024 was a 52-week year and ended on December 28, 2024. Fiscal 2023 was a 53-week year and ended on December 30, 2023.
Key Financial Metrics, Operating Metrics, and Non-GAAP Financial Measures
In addition to the measures presented in our consolidated financial statements, we use the following key financial metrics, operating metrics, and certain non-GAAP financial measures to evaluate our business, measure our performance, develop financial forecasts and make strategic decisions. The following table summarizes our key financial metrics, operating metrics, and non-GAAP financial measures for the periods presented:
	Fiscal Years Ended
($ in thousands except DTC Net Revenue per Customer)	December 27, 2025	December 28, 2024	December 30, 2023
Key Financial Metrics:
Net revenue	507,104	438,157	359,523
Gross margin(1)	60.2%	64.5%	64.1%
Net income	12,638	32,930	23,886
Net income margin	2.5%	7.5%	6.6%
Key Operating Metrics:
Active Customers (as of the end of period)(2)	1,083,000	946,000	834,000
DTC Net Revenue per Customer(3)	$422	$418	$390
Store Count (as of the end of period)	64	50	40
Non-GAAP Financial Measures:
Adjusted gross margin(4)	63.9%	64.5%	64.1%
Adjusted EBITDA(5)	$77,605	$71,450	$49,472
Adjusted EBITDA margin(6)	15.3%	16.3%	13.8%

(1)
We define gross margin as gross profit as a percentage of net revenue.

(2)
We define an Active Customer as a unique customer who has placed at least one order through our e-commerce platform or retail or outlet stores within the last rolling 12 months (excluding retail concession customers, employee orders, gift-card only orders, and face mask only orders, as purchased during the COVID-19 pandemic).

(3)
We calculate DTC Net Revenue per Customer by dividing our DTC net revenue by the number of customers counted within the period in which an item in their purchase has shipped. In 2025, 2024, and 2023, the number of customers was 1,077,000, 948,000 and 832,000, respectively.

(4)
Adjusted gross margin is defined as Adjusted gross profit as a percentage of net revenue.

(5)
We define Adjusted EBITDA as net income before interest, taxes, and depreciation and amortization as further adjusted for stock compensation expense, transition costs associated with the relocation of our company-operated distribution center, transaction costs, IEEPA tariffs, and other costs not indicative of our ongoing core operations.

(6)
We define Adjusted EBITDA margin as Adjusted EBITDA as a percentage of net revenue.

Key Operating Metrics
Active Customers
The number of Active Customers is a key operating metric that we use to assess the reach of our direct channel, including both our e-commerce platform and physical stores, as well as the resonance of our brand and product offering. We define an Active Customer as a unique customer who has placed at least one order through our e-commerce platform or retail or outlet stores within the last rolling 12 months (excluding retail concession customers, employee orders, gift-card only orders, and face mask only orders, as purchased during the COVID-19 pandemic). While we devote effort to identify customers who may have created duplicate profiles and consolidate profiles, this number may still contain duplicate profiles and may include accounts utilized by multiple individuals in a single household.
The number of Active Customers has increased steadily over time as we attract new customers and retain returning customers. As of December 27, 2025, our total Active Customer base was approximately 1.1 million compared to 0.8 million as of December 30, 2023, which represents a 14% CAGR, as we continued to acquire and retain customers efficiently and expanded our store footprint from 42 stores to 64 stores over the same time period. This growth is a function of rising brand awareness driven by new store openings, international expansion, product category extension, continued marketing efforts, and the retention of returning customers.

DTC Net Revenue per Customer
DTC Net Revenue per Customer is a key operating metric that reflects our ability to grow the average value of our customers on a trailing 12-month basis, which is key to understanding broader revenue growth trends. This metric is calculated by dividing our DTC net revenue by the number of customers counted within the period in which an item in their purchase has shipped. In 2025, 2024, and 2023, the number of customers was 1,077,000, 948,000, and 832,000, respectively. We use DTC Net Revenue per Customer to evaluate trends in customer spending behavior, including the extent to which customers engage with our brand across our assortment and shop across our omnichannel platform, and to assess the effectiveness of our sales strategies, marketing efforts, and customer engagement initiatives.
We continuously monitor our DTC Net Revenue per Customer and analyze trends over time to identify opportunities for improvement. Since 2023, DTC Net Revenue per Customer has increased from $390 to $422, representing a 4% CAGR. The expansion of our customer base through new customer acquisition will have a dilutive impact on our total DTC Net Revenue per Customer in the year in which they are acquired. New customers typically have a lower initial spend compared to our returning customers. As customer cohorts mature, we generally observe increases in customer spend and purchase frequency over time. As we continue to refine our strategies to enhance DTC Net Revenue per Customer, we are focused on the following initiatives:
•
Scaling our channel distribution both domestically and internationally to offer customers an omni-experience and increased access to interact and shop with our brand;

•
Expanding our product offerings across occasions and categories, through growth of existing categories, launching new categories and offering exclusive collections and collaborations that resonate with our target audience; and

•
Increasing customer retention and order frequency through loyalty initiatives, personalized shopping experiences and other tailored marketing strategies.

By focusing on increasing DTC Net Revenue per Customer, we aim to improve our overall financial performance and create long-term value for our shareholders. We believe that a strong emphasis on customer engagement, product quality and breadth, and personalized experiences will position us for sustainable growth in the competitive apparel and accessories market.

DTC Net Revenue per Customer

Pre-2021 cohort
2021 cohort
2022 cohort
2023 cohort
2024 cohort
2025 cohort
Weighted avg
$600
$500
$400
$300
$200
Y0
Y1
Y2
Y3
Y4

Store Count
Store Count is a key growth lever that reflects the scale of our owned, physical retail presence and our ability to reach consumers across markets. We define Store Count as the total number of retail or outlet stores open at the end of a given period, excluding temporary store locations designated as pop-ups (which are typically open for one year or less) and our concession locations (“shop-in-shop”). In 2023 and 2024, we opened six and 10 full-price or outlet stores, respectively. At the end of 2025, we had 62 full-price stores and two outlets and temporarily closed our Pacific Palisades store, which remains closed, due to the Los Angeles wildfires. We regularly review the productivity of our stores and from time to time may decide to close a store due to, among other factors, underperformance, shift in consumer traffic trends, performance of retail hub in which a store is a part of or changes in local customer and other retail demographics. Our results of operations have been, and will continue to be, affected by the timing and number of stores that we operate. The following chart represents our Store Count during each of 2023, 2024 and 2025.
	Fiscal Year Ended
	December 27, 2025	December 28, 2024	December 30, 2023
Beginning of Period	50	40	34
New store openings	15	10	6
Store closures	1	0	0
End of Period	64	50	40
Our store locations remain a key part of our growth strategy, and we view them as a valuable tool in helping us build our brand awareness as well as enabling our omnichannel capabilities. Our stores serve as valuable marketing vehicles for introducing new customers to our brand and driving repeat purchases and, in turn, positively impact our Active Customers and DTC Net Revenue per Customer. Additionally, our store base is highly productive with net revenue per full-price store of $2.7 million in 2025 for the 47 stores open the full fiscal year. On average, our stores pay back capital invested and pre-opening costs in under 24 months. We plan to continue to open new stores to support our growth objectives, and we see a clear pathway to more than double our Store Count in the next five years. We believe customers are drawn to the elevated design of our retail environments and the distinctive technology enabled in-store experience, which features our patented Retail X™ technology in the majority of our stores. We have designed our stores to have a refined and warm look and feel, with a mix of modern and vintage elements, and in 2025 we met over 30% of DTC new customers in our stores.
Gross Margin
We define gross margin as gross profit as a percentage of net revenue. Gross profit is equal to our net revenue less cost of goods sold. Cost of goods sold consists of all material, labor, and overhead costs incurred to manufacture or purchase merchandise sold to customers. Cost of goods sold also includes import duties, other taxes, inbound freight costs, storage costs during the manufacturing process, inventory valuation adjustments, shrinkage, and other miscellaneous costs.
Gross margin is impacted by the average price and volume of the products that we sell through our two channels and the impact of our twice-yearly promotional sales events and Black Friday Cyber Monday event.
Certain of our competitors and other retailers define cost of goods sold differently than we do. As a result, the reporting of our gross profit and gross margin may not be comparable to other companies.
Non-GAAP Financial Measures
Adjusted gross profit and Adjusted gross margin
We define Adjusted gross profit as gross profit (net revenue less cost of goods sold) further adjusted for IEEPA tariffs embedded within cost of goods sold. The adjustment reflects IEEPA tariffs imposed on imported goods that are not indicative of our core manufacturing or distribution efficiency. Adjusted gross margin is defined as Adjusted gross profit as a percentage of net revenue. Adjusted gross profit and Adjusted gross margin are not measurements of financial performance under GAAP and should not be considered as an alternative to gross profit or gross margin derived in accordance with GAAP. Throughout 2025, incremental tariffs increased the cost of our products, resulting in gross margin compression.
We caution investors that amounts presented in accordance with our definition of Adjusted gross profit and Adjusted gross margin may not be comparable to similar measures disclosed by our competitors, because not all companies and analysts calculate Adjusted gross profit and Adjusted gross margin in the same manner. We present Adjusted gross profit and Adjusted gross margin because we consider these metrics to be important supplemental measures of our performance and believe that both measures are frequently used by securities analysts, investors, and other interested parties in the evaluation of companies in our industry. Management believes that investors’ understanding of our performance is enhanced by including these non-GAAP financial measures as a reasonable basis for comparing our ongoing results of operations by isolating the direct financial impact of volatile trade policies and geopolitical factors that are outside of our core manufacturing.
Management uses Adjusted gross profit and Adjusted gross margin:
•
as measurements of operating performance because they assist us in comparing the operating performance of our business on a consistent basis, since they remove the impact of IEEPA tariff related costs that are not directly resulting from our core operations;

•
for planning purposes, including the preparation of our internal annual operating budget and financial projections; and

•
to evaluate the performance of our procurement and production efficiency.

By providing these non-GAAP financial measures, together with a reconciliation to the most directly comparable GAAP measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating the normalized cost of producing our products.

Adjusted gross profit and Adjusted gross margin have limitations as analytical tools, and should not be considered in isolation, or as alternatives to, or substitutes, for gross profit or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are:
•
Adjusted gross profit does not reflect all our cash expenditures, or future requirements for capital expenditures, or contractual commitments;

•
Adjusted gross profit does not reflect changes in, or cash requirements for, our working capital needs;

•
other companies in our industry may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, Adjusted gross profit and Adjusted gross margin should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using these non-GAAP measures only supplementally. As noted in the table below, Adjusted gross profit excludes the impact of IEEPA tariffs. In February 2026, the IEEPA tariffs were ruled unconstitutional by the U.S. Supreme Court. In response, the President quickly imposed a 150-day 10% tariff covering most products from virtually all countries under Section 122. The President also signaled his intention to impose further tariffs under additional authorities. However, we believe the adjustment is appropriate because the IEEPA tariffs, which the U.S. Supreme Court ruled unconstitutional, do not directly relate to the ongoing manufacturing or procurement efficiencies of our business, and may complicate comparisons of our internal results of operations and results of operations of other companies over time. The adjustment described in this paragraph helps management with a measure of our core operating performance over time by removing items that are not related to day-to-day operations.
The following table presents a reconciliation of Adjusted gross profit and Adjusted gross margin to the most directly comparable GAAP measure, gross profit, for the periods presented:
	Fiscal Year Ended
($ in thousands)	December 27, 2025	December 27, 2025	December 28, 2024	December 28, 2024	December 30, 2023	December 30, 2023
Net revenue	$507,104	100.0%	$438,157	100.0%	$359,523	100.0%
Cost of goods sold	201,617	39.8	155,550	35.5	129,185	35.9
Gross profit	305,487	60.2	282,607	64.5	230,338	64.1
Tariffs(1)	18,461	3.7	—	—	—	—
Adjusted gross profit	$323,948	63.9%	$282,607	64.5%	$230,338	64.1%

(1)
Represents costs related to IEEPA tariffs imposed on imported goods. This does not reflect potential future tariffs that may be implemented as a result of various policy proposals currently under consideration by the President.

Adjusted EBITDA and Adjusted EBITDA margin
We define Adjusted EBITDA as net income before interest, taxes, and depreciation and amortization as further adjusted for stock compensation expense, transition costs associated with the relocation of our company-operated distribution center, transaction costs, IEEPA tariffs, and other costs not indicative of our ongoing core operations. We define Adjusted EBITDA margin as Adjusted EBITDA as a percentage of net revenue. Adjusted EBITDA and Adjusted EBITDA margin are not measurements of our financial performance under GAAP and should not be considered as an alternative to net income or any other performance measure derived in accordance with GAAP. We caution investors that amounts presented in accordance with our definitions of Adjusted EBITDA and Adjusted EBITDA margin may not be comparable to similar measures disclosed by our competitors, because not all companies and analysts calculate Adjusted EBITDA and Adjusted EBITDA margin in the same manner. We present Adjusted EBITDA and Adjusted EBITDA margin because we consider these metrics to be important supplemental measures of our performance and believe that both measures are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Management believes that investors’ understanding of our performance is enhanced by including these non-GAAP financial measures as a reasonable basis for comparing our ongoing results of operations.
Management uses Adjusted EBITDA and Adjusted EBITDA margin:
•
as measurements of operating performance because they assist us in comparing the operating performance of our business on a consistent basis, since they remove the impact of items not directly resulting from our core operations;

•
for planning purposes, including the preparation of our internal annual operating budget and financial projections; and

•
to evaluate the performance and effectiveness of our operational strategies.

By providing these non-GAAP financial measures, together with a reconciliation to the most directly comparable GAAP measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.
Adjusted EBITDA and Adjusted EBITDA margin have limitations as analytical tools, and should not be considered in isolation, or as alternatives to, or substitutes for net income or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are:
•
Adjusted EBITDA does not reflect all our cash expenditures, or future requirements for capital expenditures, or contractual commitments;

•
Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•
Adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•
Adjusted EBITDA does not reflect our tax expense or the cash requirements to pay our taxes;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any cash requirements for such replacements; and

•
other companies in our industry may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, Adjusted EBITDA and Adjusted EBITDA margin should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using these non-GAAP measures only supplementally. As noted in the table below, Adjusted EBITDA includes adjustments to exclude the impact of interest, income tax provision, depreciation and amortization, stock-based compensation expense, transition costs associated with the relocation of our company-operated distribution center, transaction costs, IEEPA tariffs, and other costs. However, we believe these adjustments are appropriate because the amounts recognized can vary significantly from period to period, do not directly relate to the ongoing operations of our business and may complicate comparisons of our internal results of operations and results of operations of other companies over time. In addition, Adjusted EBITDA includes adjustments for other items that we do not expect to regularly record following this offering. Each of the normal recurring adjustments and other adjustments described in this paragraph and in the reconciliation table below help management with a measure of our core operating performance over time by removing items that are not related to day-to-day operations.

The following table presents a reconciliation of Adjusted EBITDA and Adjusted EBITDA margin to the most directly comparable GAAP measure, net income, for the periods presented:
	Fiscal Year Ended
($ in thousands)	December 27, 2025	December 28, 2024	December 30, 2023
Net income	$12,638	$32,930	$23,886
Interest and other expense (income)	11,961	6,980	(1,175)
Provision for income taxes	4,219	12,747	14,866
Depreciation and amortization	13,173	10,099	8,480
Stock-based compensation expense(1)	1,095	1,161	1,908
Transaction costs(2)	768	3,462	35
Los Angeles Distribution Center costs(3)	7,720	3,582	—
Executive transition and retention costs(4)	4,698	—	200
Bad debt expense(5)	1,730	—	—
Legal costs(6)	986	54	507
Tariffs(7)	18,461	—	—
Other one-time costs(8)	156	435	765
Adjusted EBITDA	$77,605	$71,450	$49,472
Net revenue	507,104	438,157	359,523
Net income margin	2.5%	7.5%	6.6%
Adjusted EBITDA margin	15.3%	16.3%	13.8%

(1)
Represents non-cash expenses related to equity-based compensation programs, which may vary significantly from period to period depending on various factors including the timing, number, and the valuation of awards granted, vesting of awards including the satisfaction of performance conditions, and the impact of repurchases of awards from employees.

(2)
Represents costs incurred in connection with pursuing various strategic alternatives, including legal and accounting costs directly attributable to preparing for an IPO, and other strategic sell side and investment alternatives.

(3)
Represents incremental costs incurred in connection with the transition of our company-operated distribution center in Vernon to a larger leased facility in Vernon, California, including the temporary overlapping rent and labor costs resulting from operating both facilities during the transition period. These duplicative costs are not reflective of ongoing operating performance.

(4)
Represents incremental, one-time costs associated with executive leadership transitions, including third-party recruiting fees, sign-on and retention incentives, severance, relocation costs, and temporary duplicate compensation incurred during transition periods for the fiscal year ended December 27, 2025 and December 30, 2023.

(5)
Represents bad debt expense arising from the bankruptcy of a significant customer, which is outside the Company’s normal credit loss experience and reflects a customer-specific event.

(6)
Represents one-time legal costs and settlements.

(7)
Represents costs related to IEEPA tariffs imposed on imported goods. This does not reflect potential future tariffs that may be implemented as a result of various policy proposals currently under consideration by the President.

(8)
Represents one-time costs directly attributable to activities that are not indicative of our ongoing core operations, including, but not limited to, system implementation and duplicative expenses associated with store relocation.

Components of Results of Operations
Net Revenue
We generate revenue through selling our wide array of apparel and accessories, including clothing, shoes, and bags. The Company recognizes net revenue for the sale of a product at the point in time when its performance obligation has been satisfied and control of the product has transferred to the customer. A customer is deemed to have control once they are able to direct the use and receive substantially all of the benefits of the product, which occurs generally upon shipment of the goods for wholesale or e-commerce customers and upon purchase by retail customers.

Net revenue transactions are generally comprised of a single performance obligation for each individual product sold to customers through direct-to-consumer, and wholesale channels. Net revenue is measured based on a transaction price, which is the amount of consideration to which the Company expects to be entitled in exchange for transferring goods to the customer.
DTC represents net revenue primarily from the Company’s website and direct product sales made from stores located in the US, Canada, France, and the United Kingdom. Wholesale and Other net revenue consists of sales made to third-party retailers such as department stores, online retailers and other wholesale partners, and other miscellaneous revenues such as sample sales and sales to distributors.
Net revenue in our DTC channel is driven by growth in the number of Active Customers and DTC Net Revenue per Customer. Net revenue in our Wholesale and Other channel is driven by the number of wholesale partners we sell to, the number of stores we are present in with each partner, and the average revenue per store.
Shipping and Handling Fees and Costs
Shipping and handling fees charged to customers are included in net revenues. Revenue is recognized and cost is accrued when control is transferred to the customer. Freight costs associated with shipping merchandise to and from customers are recorded within selling, general and administrative expenses.
Cost of Goods Sold
Cost of goods sold includes all material, labor, import-related costs, and overhead costs incurred to manufacture or purchase the inventory. Cost of goods sold also includes other taxes, inbound freight costs, warehouse storage costs, inventory valuation adjustments, shrinkage, and other miscellaneous costs.
We expect our cost of goods sold to fluctuate as a percentage of net revenue primarily due to product mix from customer preferences, fluctuations in landed costs, and resulting demand and management of our inventory and merchandise mix. As we continue to grow, we expect our cost of goods sold to increase with revenue due to an increased number of orders and higher input costs, including the impact of tariffs. However, we maintain a geographically diverse supply chain that enables us to quickly adjust to optimize our cost of goods.
Gross Profit and Gross Margin
Gross profit represents net revenue less cost of goods sold. Gross margin is gross profit expressed as a percentage of net revenue. Over the past five years we have maintained an average gross margin above 60%. However, gross margin may fluctuate in the future based on a number of factors, including the average price and volume at which we sell our products through our two channels, level of discounting, and cost at which we can obtain, transport and manufacture our inventory, including the impact of tariffs.
Marketing Expenses
Marketing expenses consist of brand and performance marketing, including digital content, editorial content, public relations, customer insights, as well as other marketing and advertising costs. We expect our marketing expenses to increase in absolute dollars over time and to fluctuate as a percentage of net revenue depending on the timing of major marketing campaigns and the anticipated growth of our business.
Selling, General and Administrative Expenses
Selling, general, and administrative (“SG&A”) expenses primarily consist of employee-related costs including salaries, benefits, bonuses, and stock-based compensation for our corporate and store employees, costs associated with shipping merchandise to our stores and customers, information technology, credit card processing fees, lease and other operating costs for stores and corporate facilities, legal, a portion of depreciation of property and equipment, amortization of intangible assets, and other administrative costs associated with operating the business. We expect our SG&A to increase in absolute dollars over time and to fluctuate as a percentage of net revenue due to the anticipated growth of our business and additional costs associated with being a public company. Additionally, in the event of a change of control, we will recognize accelerated stock-based compensation expenses related to our time-based stock options and RSUs. Additionally, upon certain performance conditions being achieved, we may also recognize stock-based compensation for our performance-based stock options. For further information, see the section titled “— Critical Accounting Policies and Estimates.”
Interest Expense
Interest expense primarily consists of interest expense associated with our credit agreement.
Interest Income
Interest income consists primarily of interest generated from our cash and cash equivalents balances, and is recognized as earned. We expect our interest income to fluctuate based on our future bank balances and fluctuating interest rates.
Other Income, Net
Other income, net, consists primarily of realized and unrealized gains and losses from foreign currency transactions and other income and expenses that are not part of our core operations. We expect our other income, net, to fluctuate primarily based on changes in the prevailing exchange rates between the U.S. dollar and the currencies of our international markets.
Income Tax Provision
Income tax provision consists of income taxes related to foreign and domestic federal and state jurisdictions in which we conduct business, adjusted for allowable credits, deductions, and valuation allowance against deferred tax assets.
Results of Operations
Comparison of the Years Ended December 27, 2025 and December 28, 2024
During 2025, we identified and corrected certain accounting immaterial adjustments related to 2024, primarily related to revenue and SG&A expenses on our consolidated statement of operations. The impacts of these revisions were not material to our financial statements. Information presented in the tables below for the year ended December 28, 2024 has been revised to reflect these corrections. See Note 1 of the consolidated financial statements included elsewhere in this prospectus for additional details.

The following tables set forth our consolidated statements of operations data for the periods presented and as a percentage of net revenue.
	Fiscal Year Ended				Change
($ in thousands)	December 27, 2025	December 27, 2025	December 28, 2024	December 28, 2024	$	%
Net revenue	$507,104	100.0%	$438,157	100.0%	$68,947	15.7%
Cost of goods sold	201,617	39.8	155,550	35.5	46,067	29.6
Gross profit	305,487	60.2	282,607	64.5	22,880	8.1
Operating expenses
Marketing expenses	44,532	8.8	38,371	8.8	6,161	16.1
Selling, general, and administrative expenses	232,137	45.8	191,579	43.7	40,558	21.2
Total operating expenses	276,669	54.6	229,950	52.5	46,719	20.3
Income from operations	28,818	5.6	52,657	12.0	(23,839)	(45.3)
Other (expenses) income
Interest expense	(14,574)	(2.9)	(10,713)	(2.4)	(3,861)	36.0
Interest income	1,840	0.4	3,003	0.7	(1,163)	(38.7)
Other income, net	773	0.2	730	0.2	43	5.9
Total other (expense) income	(11,961)	(2.3)	(6,980)	(1.5)	(4,981)	71.4
Income before income taxes	16,857	3.3	45,677	10.5	(28,820)	(63.1)
Income tax provision	4,219	0.8	12,747	2.9	(8,528)	(66.9)
Net income	$12,638	2.5%	$32,930	7.6%	$(20,292)	(61.6)%
Net Revenue
	Fiscal Year Ended		Change
($ in thousands)	December 27, 2025	December 28, 2024	$	%
Direct-to-consumer (DTC)	$454,060	$396,355	$57,705	14.6%
Wholesale and Other	53,044	41,802	11,242	26.9
Net revenue	$507,104	$438,157	$68,947	15.7%
Net revenue increased by $68.9 million, or 15.7%, in 2025 compared to 2024. The increase was driven by an increase in DTC net revenue of $57.7 million, or 14.6%, and an increase in Wholesale and Other net revenue of $11.2 million, or 26.9%.
DTC net revenue grew 14.6% in 2025 compared to 2024. The increase was driven by an increase in Active Customers of 14.4% during the period and an increase in DTC Net Revenue per Customer of 1.0%. The growth in Active Customers was a result of product and brand resonance, new customer acquisition and existing customer retention, as well as the opening of 15 new stores during 2025. These increases were partially offset by store closures resulting from the Los Angeles wildfires, planned store renovations and the scheduled closure of one temporary pop-up location.
Wholesale and Other net revenue grew 26.9% during 2025, driven by increased demand from our existing wholesale partners and an increase in the number of wholesale doors in which our products are sold.

Cost of Goods Sold, Gross Profit, and Gross Margin
	Fiscal Year Ended		Change
($ in thousands)	December 27, 2025	December 28, 2024	$	%
Cost of goods sold	$201,617	$155,550	$46,067	29.6%
Gross profit	$305,487	$282,607	$22,880	8.1%
Gross margin	60.2%	64.5%		(4.3)%
Cost of goods sold increased by $46.1 million, or 29.6%, in 2025 compared to 2024. The increase in dollar terms was primarily due to increased sales volume and increased product costs as a result of tariffs.
Gross profit increased by $22.9 million, or 8.1%, in 2025 compared to 2024. The increase was driven by the increase in net revenue.
Gross margin, expressed as a percentage and calculated as gross profit divided by net revenue, decreased to 60.2% in 2025 from 64.5% in 2024. The 430 basis points decrease was primarily due to the impact of IEEPA tariffs, which represented approximately 360 basis points, and by a shift in calendar for our winter promotional event from the fourth quarter of 2024 to the first quarter of 2025. We intend to continue to maintain a geographically diverse supply chain to optimize our cost of goods and reduce the impact of future tariffs.
Operating Expenses
	Fiscal Year Ended		Change
($ in thousands)	December 27, 2025	December 28, 2024	$	%
Marketing expenses	$44,532	$38,371	$6,161	16.1%
Selling, general, and administrative expenses	232,137	191,579	40,558	21.2
Total operating expenses	$276,669	$229,950	$46,719	20.3%
As a percentage of net revenue	54.6%	52.5%		2.1%
Total operating expenses increased by $46.7 million, or 20.3%, during 2025 when compared to 2024. The increase in total operating expenses was driven by a $40.6 million, or 21.2%, increase in SG&A expenses and a $6.2 million, or 16.1%, increase in marketing expenses.
Marketing expenses
The increase in marketing expenses was driven by continued investment in new customer acquisition and retention of returning customers with brand and performance marketing initiatives. As a percentage of net revenue, marketing expenses were flat at 8.8% during 2025 compared to 2024.
Selling, general, and administrative expenses
The increase in SG&A expenses was primarily driven by increases in shipping and other selling expenses of $13.9 million, personnel and related expenses of $13.7 million, rent expense of $9.6 million, and depreciation and amortization of $3.1 million, as a result of increased headcount and an increase of 15 new stores, partially offset by the closure of the Pacific Palisades store. SG&A expenses include bad debt expense of $1.7 million from a customer bankruptcy, and $7.7 million of relocation costs for the opening of our new distribution center. In connection with the relocation of our distribution center, we vacated our prior facility in Vernon, California. We have sublet the prior facility to a third-party subtenant through the end of our lease term in August 2026. As a percentage of net revenue, SG&A expenses increased to 45.8% during 2025 from 43.7% during 2024 as we made investments in our workforce, stores and supply chain and public company readiness costs.

Interest Expense
	Fiscal Year Ended		Change
($ in thousands)	December 27, 2025	December 28, 2024	$	%
Interest expense	$(14,574)	$(10,713)	$(3,861)	36.0%
Interest expense increased $3.9 million in 2025 compared to 2024. The increase in interest expense was driven by higher interest incurred on borrowings under our Credit Facility which closed on May 2, 2024.
Interest Income
	Fiscal Year Ended		Change
($ in thousands)	December 27, 2025	December 28, 2024	$	%
Interest income	$1,840	$3,003	$(1,163)	(38.7)%
Interest income decreased $1.2 million, or 38.7%, during 2025 compared to 2024. The decrease was driven by lower interest income due to the lower average cash and cash equivalents in the period.
Other Income, Net
	Fiscal Year Ended		Change
($ in thousands)	December 27, 2025	December 28, 2024	$	%
Other income, net	$773	$730	$43	5.9%
Total other income, net, increased by less than $0.1 million, or 5.9%, during 2025 compared to 2024. The increase was driven by increases in foreign exchange transaction gains during 2025.
Income Tax Provision
	Fiscal Year Ended		Change
($ in thousands)	December 27, 2025	December 28, 2024	$	%
Income tax provision	$4,219	$12,747	$(8,528)	(66.9)%
Effective tax rate	25.0%	27.9%		(2.9)%
Income tax expense decreased by $8.5 million, or 66.9%, for 2025 compared to 2024. Our effective rate decreased from 27.9% in 2024 to 25.0% in 2025. This decrease in income tax expense was primarily driven by the $28.8 million decrease in income before income tax expense. The decrease in the effective tax rate was driven by state and local income taxes including a remeasurement of the company’s deferred tax assets and liabilities for changes in the state statutory rate.
Comparison of the Years Ended December 28, 2024 and December 30, 2023
During 2025, we identified and corrected certain accounting immaterial adjustments, primarily related to revenue and SG&A expenses on our consolidated statement of operations. The impacts of these revisions were not material to our financial statements. Information presented in the tables below for the year ended December 28, 2024 and December 30, 2023 has been revised to reflect these corrections. See Note 1 of the consolidated financial statements included elsewhere in this prospectus.

The following tables set forth our consolidated statements of operations data for the periods presented and as a percentage of net revenue.
	Fiscal Year Ended				Change
($ in thousands)	December 28, 2024	December 28, 2024	December 30, 2023	December 30, 2023	$	%
Net revenue	$438,157	100.0%	$359,523	100.0%	$78,634	21.9%
Cost of goods sold	155,550	35.5	129,185	35.9	26,365	20.4
Gross profit	282,607	64.5	230,338	64.1	52,269	22.7
Operating expenses
Marketing expenses	38,371	8.8	33,685	9.4	4,686	13.9
Selling, general, and administrative expenses	191,579	43.7	159,076	44.2	32,503	20.4
Total operating expenses	229,950	52.5	192,761	53.6	37,189	19.3
Income from operations	52,657	12.0	37,577	10.5	15,080	40.1
Other (expenses) income
Interest expense	(10,713)	(2.4)	—	—	(10,713)	—
Interest income	3,003	0.7	1,052	0.3	1,951	185.5
Other income, net	730	0.2	123	0.1	607	493.5
Total other (expense) income	(6,980)	(1.5)	1,175	0.4	(8,155)	(694.0)
Income before income taxes	45,677	10.5	38,752	10.9	6,925	17.9
Income tax provision	12,747	2.9	14,866	4.1	(2,119)	(14.3)
Net income	$32,930	7.6%	$23,886	6.8%	$9,044	37.9%
Net Revenue
	Fiscal Year Ended		Change
($ in thousands)	December 28, 2024	December 30, 2023	$	%
Direct-to-consumer (DTC)	$396,355	$324,187	$72,168	22.3%
Wholesale and Other	41,802	35,336	6,466	18.3
Net revenue	$438,157	$359,523	$78,634	21.9%
Net revenue increased $78.6 million, or 21.9% in 2024 compared to 2023. The increase was driven by an increase in DTC net revenue of $72.2 million, or 22.3%, and an increase in Wholesale and Other net revenue of $6.5 million, or 18.3%.
DTC net revenue grew 22.3% in 2024 compared to 2023. The increase was driven by an increase in Active Customers of 13.4%, along with expansion of DTC Net Revenue per Customer of 7.2%. The growth in Active Customers was driven by an increase in customer retention and an increase in new customers. DTC Net Revenue per Customer growth was driven by increases for both new and returning customers.
Wholesale and Other net revenue grew 18.3% in 2024 compared to 2023, driven by increased demand from our existing wholesale partners and in the number of wholesale doors our products are sold.
Fiscal 2024 consisted of a 52-week fiscal year and fiscal 2023 consisted of a 53-week fiscal year, which may impact comparability of net revenue. Adjusted for the 53rd week, 2024 net revenue grew approximately 24% year-over-year compared to 2023.

Cost of Goods Sold, Gross Profit and Gross Margin
	Fiscal Year Ended		Change
($ in thousands)	December 28, 2024	December 30, 2023	$	%
Cost of goods sold	$155,550	$129,185	$26,365	20.4%
Gross profit	282,607	230,338	52,269	22.7%
Gross margin	64.5%	64.1%		0.4%
Cost of goods sold increased by $26.4 million, or 20.4%, in 2024 compared to 2023. The increase in dollar terms was driven by increased sales volume.
Gross profit increased by $52.3 million, or 22.7%, in 2024 compared to 2023. The increase was driven by an increase in revenue and an increase in gross margin.
Gross margin, expressed as a percentage and calculated as gross profit divided by net revenue, increased from 64.1% in 2023 to 64.5% in 2024. Gross margin for 2024 was higher compared to the same period in the prior year primarily due to a shift in calendar for the winter promotional event from the fourth quarter of 2024 to the first quarter of 2025, partially offset by an increase in inventory reserves, and increased sales discounts associated with the growth of our wholesale channel.
Operating Expenses
	Fiscal Year Ended		Change
($ in thousands)	December 28, 2024	December 30, 2023	$	%
Marketing expenses	$38,371	$33,685	$4,686	13.9%
Selling, general, and administrative expenses	191,579	159,076	32,503	20.4
Total operating expenses	$229,950	$192,761	$37,189	19.3%
As a percentage of net revenue	52.5%	53.6%		(1.1)%
The decrease in total operating expenses as a percentage of net revenue was driven by increased efficiencies in marketing spend.
Marketing expenses
Marketing expenses increased $4.7 million, or 13.9%, in 2024 compared to 2023, due to increased investments to acquire new customers and retain returning customers to drive higher net revenues. As a percentage of net revenue, marketing expenses decreased from 9.4% of net revenue in 2023 to 8.8% of net revenue in 2024, driven by increased efficiencies in marketing spend.
Selling, general, and administrative expenses
SG&A expenses increased $32.5 million, or 20.4%, in 2024 compared to 2023. The increase was driven by increases in compensation and related benefits, as a result of wage increases and headcount expansion due to new store additions and the relocation and upgrade of our new Los Angeles-based distribution center. Shipping expenses also increased due to increased sales volume. As a percentage of net revenue, SG&A expenses were approximately 43.7% versus 44.2% in 2023, as we were able to leverage our fixed costs while investing in our workforce, stores and supply chain.
Interest Expense
	Fiscal Year Ended		Change
($ in thousands)	December 28, 2024	December 30, 2023	$	%
Interest expense	$(10,713)	$—	$(10,713)	—%

Interest expense increased $10.7 million in 2024 compared to 2023. The increase was associated with borrowings under our Credit Facility that was executed on May 2, 2024.
Interest Income
	Fiscal Year Ended		Change
($ in thousands)	December 28, 2024	December 30, 2023	$	%
Interest income	$3,003	$1,052	$1,951	185.5%
Interest income increased $2.0 million in 2024 compared to 2023. The increase was due to the increase in cash and cash equivalents and an increase in interest rates earned on our cash and cash equivalents deposits.
Other Income, Net
	Fiscal Year Ended		Change
($ in thousands)	December 28, 2024	December 30, 2023	$	%
Other income, net	$730	$123	$607	493.5%
Total other income, net, increased by $0.6 million primarily due to increases in foreign exchange transaction gains during 2024.
Income Tax Provision
	Fiscal Year Ended		Change
($ in thousands)	December 28, 2024	December 30, 2023	$	%
Income tax provision	$12,747	$14,866	$(2,119)	(14.3)%
Effective tax rate	27.9%	38.4%		(10.5)%
Income tax expense decreased by $2.1 million, or 14.3%, for 2024 compared to 2023. Our effective rate decreased from 38.4% in 2023 to 27.9% in 2024. This decrease in income tax expense and effective tax rate was driven by state and local income taxes including a remeasurement of the Company’s deferred tax assets and liabilities in the amount of $3.7 million due to changes in guidance regarding the application of California tax law during 2023 which increased the state statutory rate to 7.7%.
Liquidity and Capital Resources
As of December 27, 2025, we had cash and cash equivalents of $65.5 million. Our operations have been funded through cash flows from our operating activities, including the sale of our products.
Our primary liquidity requirements are to fund our operations and other general corporate purposes and to service our debt. Our ability to generate cash from our operations depends on our future operating performance, which is dependent, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond our control, as well as other factors including those discussed in this section and the section entitled “Risk Factors.” We believe our existing cash and cash equivalents, funds available under our revolving credit facility, and cash flows from operating activities will be sufficient to fund our operations for at least the next 12 months. The following tables show our cash and cash equivalents, accounts receivable and working capital as of the dates indicated:
	As of
(in thousands)	December 27, 2025	December 28, 2024
Cash and cash equivalents	$65,473	$87,678
Accounts receivable, net	18,407	12,285
Net working capital	$54,769	$82,597

Our future capital requirements will depend on many factors, including, but not limited to, revenue growth rate, growth in the number of stores, expansion of our geographies and product offerings, ability to execute new marketing initiatives, and the timing of investments in technology and personnel to support the overall growth in our business. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. There can be no assurances that we will be able to raise additional capital. In the event additional financing is required from outside sources, we may not be able to negotiate terms acceptable to us or at all. If we are unable to raise additional capital when required or on favorable terms, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, results of operations, financial condition, and cash flows would be adversely affected.
Credit Facility
As of December 27, 2025, LYMI Inc., our wholly owned subsidiary, is the borrower, of a senior secured credit facility consisting of a five-year, $165.0 million term loan facility (the “Term Loan Facility”) and a five-year, $30.0 million revolving credit facility (the “Revolver,” and together with the Term Loan Facility, the “Credit Facility”), both maturing in May 2029.
Borrowings under the Credit Facility bear interest at a rate per annum equal to, at the borrower’s option, either (a) a term benchmark rate plus an applicable margin of 3.75%, or (b) an alternate base rate plus an applicable margin of 2.75%. All term benchmark rates are subject to a 0.00% floor. Alternative base rate interest rates are subject to a 1.00% floor.
The borrower is required to pay (i) a commitment fee based on the daily unused portion of the Revolver equal to 0.50% per annum and (ii) customary fees to each issuer of a letter of credit provided under the Credit Facility.
In addition to required interest payments, the Term Loan Facility is subject to quarterly amortization payments equal to the percentage of the principal amount of the initial term loans, with the principal amount repaying at 5.00% per quarter from September 30, 2025 through June 30, 2027; 5.00% per quarter from September 30, 2026 through June 30, 2027; 7.50% per quarter from September 30, 2027 through June 30, 2028; and 10.00% per quarter thereafter.
The Credit Facility also contains customary representations and warranties, affirmative and negative covenants and restrictive covenants for facilities of this type. The restrictive covenants limit the borrower and its subsidiaries’ ability to, among other things, incur indebtedness, create liens, make restricted payments, make cash payments on junior financing, make investments, merge, amalgamate or consolidate, dispose of assets, enter into transactions with affiliates and enter into sale and lease back transactions, in each case subject to customary materiality thresholds and other exceptions. The Credit Facility also provides for customary events of default. The obligations under the Credit Facility are guaranteed by REF Holdings, Inc. and certain of the borrower’s material, wholly owned domestic subsidiaries and secured by a first-priority lien on substantially all assets of REF Holdings, Inc., the borrower and certain of the borrower’s material, wholly owned subsidiaries, in each case, subject to certain customary exceptions and exclusions.
The borrower is subject to financial maintenance covenants which are measured on a quarterly basis. The borrower was in compliance with all financial covenants contained in its debt agreements as of December 27, 2025, and December 28, 2024. See Note 7 to our consolidated financial statements included elsewhere in this prospectus for additional details.
Holding Company Status
We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash distributions and other transfers from our subsidiaries to meet our obligations and to make future dividend payments, if any. The Credit Facility contains covenants restricting payments of dividends by our subsidiaries, including REF Holdings, Inc., unless certain conditions are met. These covenants provide for certain exceptions for specific types of payments.
Based on these restrictions, substantially all of the net assets of the Company were restricted pursuant to the terms of the Credit Facility as of December 27, 2025. Since the restricted net assets of REF Holdings,

Inc. and its subsidiaries exceed 25% of our consolidated net assets, in accordance with Regulation S-X, refer to our audited consolidated financial statements included elsewhere in this prospectus for condensed parent company financial information of Reformation Inc. and its subsidiaries.
Cash Flows
The following table summarizes our cash flows for the periods indicated:
	Fiscal Year Ended
(in thousands)	December 27, 2025	December 28, 2024	December 30, 2023
Net cash provided by operating activities	$26,670	$44,265	$37,808
Net cash used in investing activities	(44,543)	(26,149)	(13,692)
Net cash (used in) provided by financing activities	(5,156)	(6,399)	29
Effect of exchange rate changes on cash and cash equivalents	824	(542)	160
Net increase (decrease) in cash and cash equivalents	$(22,205)	$11,175	$24,305
Cash Flows Provided By Operating Activities
Net cash provided by operating activities was $26.7 million for 2025, representing a $17.6 million decline from 2024. This decrease was primarily attributable to a $20.3 million decline in net income, which was significantly impacted by tariff-related costs, and a $7.1 million increase in cash lease payments resulting from the addition of 15 new retail stores and the relocation of our distribution center. Additionally, cash flows were affected by unfavorable fluctuations in operating working capital of $3.4 million, driven largely by higher accounts receivable balances associated with growth in our Wholesale and Other channels. These impacts were partially offset by a $13.3 million year-over-year increase in non-cash adjustments to net income, including depreciation, amortization, and stock-based compensation.
Net cash provided by operating activities was $44.3 million for 2024, an increase of $6.5 million compared to $37.8 million for 2023. The increase was primarily driven by a $9.0 million improvement in net income, adjusted by year-over-year increase in non-cash items of $0.8 million, reflecting our continued growth. This growth was partially offset by a $2.4 million unfavorable fluctuation in operating working capital, which was largely driven by increases in inventory purchases to support higher sales volume and new store openings. Cash used for operating lease payments increased to $9.9 million, up from $8.9 million in the prior year, as we continued to expand our physical retail footprint.
Cash Flows Used In Investing Activities
Our primary investing activities have consisted of purchases of property and equipment to support our distribution center relocation, store footprint expansion and our overall business growth. Purchases of property and equipment may vary from period-to-period due to timing of the expansion of our operations.
For 2025, 2024, and 2023, net cash used in investing activities was $44.5 million, $26.1 million, and $13.7 million, respectively, related to purchases of property and equipment to support our growth, primarily related to our $27.0 million investment in our relocated distribution center and the build-out of new stores.
Cash Flows (Used In) Provided By Financing Activities
Our financing activities primarily consist of repurchases of our common stock, proceeds from the exercise of stock options, tax withholdings on share-based payment awards and borrowings and repayments related to the existing term loan and line of credit, when applicable.
For 2025, net cash used in financing activities was $5.2 million, which was primarily related to the principal payments of our term loan.
For 2024, net cash used in financing activities was $6.4 million, which was primarily related to $161.0 million in borrowings from our Credit Facility and $0.4 million in proceeds from the exercise of stock options, offset by a payment of $165.5 million for the repurchase of common stock from stockholders, principal repayments of $1.0 million, and the payment of debt issuance costs of $1.3 million.
For 2023, net cash provided by financing activities was $0.1 million.
Contractual Obligations and Commitments
Our operating lease commitments relate primarily to our store, warehouse, distribution and office locations. The Company’s lease terms may include options to extend or terminate the lease and are, therefore, included in the operating lease right-of-use assets and operating lease liabilities when such options are reasonably certain to be exercised. These leases expire on various dates through 2040. For additional discussion on our operating lease obligations, see Note 13 to our audited consolidated financial statements included elsewhere in this prospectus.
The Term Loan Facility requires quarterly principal and interest payments, with any remaining unpaid principal and any accrued and unpaid interest due on the maturity date of May 2, 2029. The Term Loan Facility may be prepaid in whole or in part prior to the maturity date and is subject to certain lender fees if converted, assigned, or paid on a day other than the end of the interest period. As of December 27, 2025, the outstanding principal balance under the Term Loan Facility was $158.8 million and the carrying value was $156.0 million, net of unamortized debt issuance costs of $2.8 million.
Purchase obligations primarily include agreements for a licensed platform with minimum usage commitments. Purchase obligations do not include agreements that are cancelable without penalty.
Off-Balance Sheet Arrangements
We enter into standby letters of credit to secure certain leases in lieu of a cash security deposit. We had issued letters of credit of $3.6 million as of December 27, 2025, under our Credit Facility. We did not have any other off-balance sheet arrangements as of December 27, 2025.
Critical Accounting Policies and Estimates
Our consolidated financial statements and the related notes thereto included elsewhere in this prospectus are prepared in accordance with GAAP. The preparation of our consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.
We believe that the following accounting policies involve a high degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of our operations. See Note 2 to our consolidated financial statements included elsewhere in this prospectus for a description of our other significant accounting policies.
Inventories
Inventories are stated at the lower of cost or net realizable value. On an ongoing basis, inventories are evaluated for obsolescence and slow-moving items. If our review indicates a reduction in utility below carrying value, inventories are reduced to a new cost basis. We analyze the quantity of inventory on hand, the historical selling price, the quality and age of the inventory, the intended sales channel and the expected sales price and cost of making the sale when evaluating the value of our inventory. If the sales volume or sales price of specific products declines, additional write-downs may be required. As of December 27, 2025 the net carrying value of our inventories was $60.6 million, which included provisions for obsolete and damaged inventory of $14.5 million.
The provision for obsolete and damaged inventory is primarily driven by our systematic evaluation of inventory aging and product demand. Our provision reflects the high velocity of our product lifecycles and the inherent seasonality of our business. This estimate incorporates our just-in-time inventory management practices and reflects historical recovery rates on seasonal products and styles flagged for markdown.
Net Revenue
We record revenue at the transaction price which is measured as the amount of consideration we anticipate receiving in exchange for selling product to customers. Revenue is recognized as the net amount estimated to be received after deducting estimated or known amounts for sales returns and chargebacks. Variable consideration is estimated using the expected value method based primarily on historical utilization and redemption rates. The determination of our sales return reserves involves the estimation of expected return rates based on historical trends and seasonal fluctuations. Our estimates are primarily driven by our standard return policy, which allows customers the right to return products within 30 days of the purchase date. Estimates are reviewed regularly until product returns are realized and the result of any such adjustments are known. We believe the estimation policy is appropriate and reflects the amount of net revenue we expect to realize for a sales transaction based on the expected value method.
We account for gift card transactions by recording a contract liability at the time gift cards are issued to the customer in exchange for consideration from the customer. Contract liabilities for customer gift cards remain on our books until the gift card is redeemed by the customer, at which time we record the redemption of the gift card for merchandise as net revenue. Gift cards do not have an expiration date. We determine the probability of gift cards being redeemed based on historical redemption patterns and recognize net revenue on unredeemed gift cards where the likelihood of the gift card being redeemed is remote and there is no legal obligation to remit the unredeemed gift cards to relevant jurisdictions (gift card breakage).
Goodwill and Indefinite-Lived Intangible Assets
Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in an acquisition. Goodwill and indefinite-lived intangible assets (Trade Name) are located within the United States and are reviewed for impairment at least annually on August 29th and may be reviewed more frequently if a triggering event is identified (i.e. certain events occur or circumstances change).
Goodwill and trade name were recorded in connection with the acquisition of 100% of the outstanding equity interest of LYMI Inc. and its subsidiaries by REF TopCo, Inc. on August 26, 2019. Under the terms of this acquisition, Permira acquired a 65% controlling interest in the Company. Pursuant to the acquisition, we performed a purchase price allocation, which resulted in the recognition of $209.4 million in goodwill and $309.1 million in identifiable trade name intangible assets. These amounts have remained unchanged since the acquisition date, as no impairment has been recorded to date.
We first assess qualitative factors to determine whether a quantitative impairment test is necessary. Further testing is only required if we determine, based on the qualitative assessment, that it is more-likely-than-not that the fair value is less than its carrying amount. If we determine that the fair value of our reporting unit is less than the carrying value, a goodwill impairment loss is recognized in the amount equal to the excess of the reporting unit’s carrying value over its fair value, up to the amount of goodwill allocated to the reporting unit. For indefinite-lived intangibles, if it is determined that it is more-likely-than-not that the fair value is less than the carrying value, we will estimate the fair value, usually determined by the estimated discounted future cash flows of the asset and compare that value with its carrying amount. If the carrying value of the intangible asset exceeds the fair value, we recognize an impairment charge equal to the difference.
We have a single reporting unit for goodwill impairment testing, which is consistent with our single operating segment. Our most recent goodwill impairment test consisted of a qualitative assessment. In performing this qualitative assessment, we evaluated macroeconomic conditions, industry and market considerations, cost factors, and overall financial performance to determine whether it is more likely than not that the fair value of our reporting unit is less than its carrying amount. Based on this qualitative assessment, we determined that it is more likely than not that the fair value of our reporting unit exceeds its carrying amount, therefore, we recognized no impairment loss.

Stock-Based Compensation
We recognize compensation expense for stock-based awards based on the grant date fair value, on a straight-line basis over the requisite service period of the awards, which is generally the vesting term of the outstanding stock awards. Compensation expense for awards with an implied performance vesting condition and market condition is recognized when it is determined that it is probable that the vesting condition will be satisfied.
We use the Black-Scholes valuation method to determine the grant date fair value of its timed-based option compensation and a Monte Carlo simulation model to determine the grant date fair value of its market and implied performance-based option compensation. These assumptions include estimating the expected term, or the length of time employees will retain their vested stock options before exercising them, the estimated volatility of our common stock price over the expected term, the fair value of our stock, the risk-free interest rate, and the expected dividend yield. Changes in these assumptions can materially affect the estimate of fair value of stock-based compensation. We account for forfeitures as they occur.
Compensation expense for service-based awards is recognized on a straight-line basis over the service period, subject to minimum recognition of at least the amount of compensation expense that is legally vested. Compensation expense for awards with performance conditions and market conditions are recognized when we conclude it is probable the condition will be met.
The following range of assumptions was used for time-based stock options granted during the years ended December 27, 2025 and December 28, 2024, respectively:
	Years Ended
	December 27, 2025	December 28, 2024
Expected term (years)	0.6	1.0
Expected volatility	40.0%	38.0%
Risk-free interest rates	4.24%	5.16%
Weighted-average grant date fair value per share	$385.06	$951.01
The weighted-average grant-date fair value of performance-based options granted under the 2019 Plan was $329.00, $881.00, and $282.42 for the years ended December 27, 2025, December 28, 2024, and December 30, 2023, respectively.
During the fiscal year ended December 27, 2025, our board of directors granted RSUs to certain employees outside of the 2019 Plan.
The awards contain both a service condition and a performance-based condition. Under the service condition, the awards vest over a period of four years. The performance condition requires a Change in Control or IPO event within seven years of the grant date. We consider the achievement of the performance condition probable only upon the consummation of an IPO or Change in Control event, as these events are subject to significant uncertainties and contingencies until they occur. No expense has been recognized for the fiscal year ended December 27, 2025, as the performance condition is not deemed probable. As of December 27, 2025, there was $1.2 million of unrecognized compensation cost related to unvested RSUs. See Note 10 to our consolidated financial statements included elsewhere in this prospectus for additional details.
Common Stock Valuations
Because our common stock has not historically been publicly traded, our board of directors has exercised significant judgment in determining the fair value of our common stock on the date of each stock-based grant, with input from management, and based on several objective and subjective factors. In determining the fair value of our common stock, our board of directors considered our operating and financial performance, our stage of development and current business conditions, and projections affecting our business. Such conditions and projections include revenue growth and profitability, the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as a qualified public offering or sale of our company, in light of prevailing market conditions, any adjustment necessary to recognize a lack of a liquid trading market for our common stock, the market performance of comparable publicly traded companies, and the overall U.S. economic, regulatory, and capital market conditions.
In valuing our common stock, we first determined the equity value using both the income and market approach valuation methods. We then allocated the equity value to our classes of stock using an option-pricing model (“OPM”), or Probability Weighted Expected Return Method (“PWERM”).
The income approach estimates equity value based on the expectation of future cash flows that a company will generate. These future cash flows, and an assumed terminal value, are discounted to their present values using a discount rate based on a weighted-average cost of capital that reflects the risks inherent in the cash flows. The market approach estimates equity value based on a comparison of the subject company to comparable public companies in a similar line of business. From the comparable companies, a representative market value multiple is determined and then applied to the subject company’s financial forecasts to estimate the value of the subject company.
Once we determined an equity value, we used a combination of approaches to allocate the equity value to each of our classes of stock. We have historically used the OPM, and more recently used the OPM in combination with the PWERM. The OPM allocates values to each equity class by creating a series of call options on our equity value, with exercise prices based on the liquidation preferences, participation rights, and strike prices of the equity instruments. Using the PWERM, the value of our common stock is estimated based upon a probability-weighted analysis of varying values for our common stock assuming possible future events, which include an initial public offering, merger or sale, dissolution, or continued operation as a private company. In determining the estimated fair value of our common stock, we considered the fact that our stockholders could not freely trade our common stock in the public markets.
Application of these approaches involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.
Following this offering, it will not be necessary to estimate the fair value of our common stock, as the shares will be traded in the public market, and the fair value of our common stock will be based on the closing price as reported by the       .
Income Taxes
We are taxed as a C corporation under the Internal Revenue Code. We file a federal tax return and certain state tax returns. The income tax provision consists of both federal and state taxes.
We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date of the tax law.
We record net deferred tax assets to the extent that management believes these assets will more-likely-than-not be realized. In making such determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projections of future taxable income, tax planning strategies, and recent financial operations. In the event we determine we will not be able to realize a portion of the deferred income tax assets in the future, we will record a valuation allowance which would increase the income tax provision.
We recognize the tax benefit from uncertain tax positions only if it is more-likely-than not that the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. We recognize interest and penalties related to income tax matters in SG&A.
Management makes estimates, assumptions, and judgments to determine our income tax provision, deferred tax assets and liabilities, and any valuation allowance recorded against deferred tax assets. Our policy is to recognize interest and penalties expense, if any, related to unrecognized tax benefits as a component of income tax expense.
Recent Accounting Pronouncements
See Note 2 to our consolidated financial statements included elsewhere in this prospectus for a description of recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted.
Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. These risks include the following:
Foreign Exchange Risk
Our net revenue is primarily denominated in U.S. dollars, with some denominated in foreign currencies, and a portion of our operating expenses are incurred outside the United States, denominated in foreign currencies. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates, particularly changes in the Canadian Dollar, Euro and British Pound, or weak economic conditions in foreign markets. We are exposed to changes in foreign currency rates as a result of our foreign operations and international suppliers from whom we purchase primarily in US dollars. Revenue and income generated by our operations in Canada, France and the United Kingdom will increase or decrease compared to prior periods as a result of changes in foreign currency exchange rates. As of December 27, 2025 and December 28, 2024, foreign currency transaction gains and losses have not been material to our consolidated financial statements, and we have not engaged in any foreign currency hedging transactions.
Interest Rate Risk
Our cash and cash equivalents as of December 27, 2025, consisted of $65.5 million in cash and cash equivalents. Such interest-earning instruments carry a degree of interest rate risk. The goals of our investment policy are liquidity and capital preservation. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate exposure. We believe that we do not have any material exposure to changes in the fair value of these assets as a result of changes in interest rates due to the short-term nature of our cash and cash equivalents.
Our exposure to interest rate risk is related to our Credit Facility entered into on May 2, 2024. The Term Loan Facility and Revolver bear interest based on floating reference rates. A 100 basis point increase in market interest rates would have a negative effect on net profit in the amount of $1.2 million for 2025. A 100 basis point decrease in market interest rates would have an approximately equal and opposite effect. The Revolver is currently not utilized and therefore has no impact on interest costs at present.
Inflation Risk
Inflationary factors such as increases in the cost of our products and overhead costs may adversely affect our results of operations. We do not believe that inflation has had a material effect on our business, financial condition, or results of operations. We continue to monitor the impact of inflation in order to minimize its effects through pricing strategies, productivity improvements and cost reductions If our costs become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition, and results of operations.

Emerging Growth Company Status
We are currently an “emerging growth company,” as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
Controls and Procedures
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. We are currently in the process of reviewing, documenting, and testing our internal control over financial reporting.

BUSINESS
Hi. We’re Reformation, the largest sustainable womenswear brand on the planet (that we know of, anyways). Since 2009, we’ve been on a mission to bring beautiful, sustainable fashion to everyone and look damn good doing it.
We make timeless, modern apparel and accessories that instill confidence and generate deep brand love from our loyal customers spanning generations and geographies. Our goal is to have a positive impact on people and the planet and prove that it’s possible to build a global fashion brand that delivers both impressive financial and environmental results. From 2015 to 2025, we grew net revenue at a compound annual growth rate (CAGR) of 34%, reaching over half a billion dollars of net revenue and over one million Active Customers, all while boasting strong margins.
We built Reformation to challenge the conventional fashion model and reimagine how brands interact and engage with consumers. Our business stands in contrast to traditional retail businesses that can often be characterized by limited direct connection to the customer, imprecise product forecasting and merchandising, frequent promotions, long manufacturing lead times, and slow technological adoption. At Ref, we aren’t afraid to say what everyone else is thinking and do our own thing. As a result, over the last 17 years, we’ve helped pave the way for what we consider to be a smarter approach to retail. Here’s how we operate differently:
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Beloved lifestyle brand - We’re known and loved for our unique brand identity, which helps us connect authentically with customers and the broader cultural zeitgeist. Our customers love us. 77% of Active Customers cited Reformation as one of their favorite brands or their all-time favorite brand in our July 2025 Customer Survey and, in 2025, nearly 70% of our DTC net revenue came from our returning customers.

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Product and merchandising optimization - We make great products our customers are obsessed with across categories and occasions. Our strategy is based on 1) testing new styles in small quantities and 2) iterating on proven designs. As a result, full-price sales represented approximately 80% of our DTC net revenue in 2025.

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Agile, sustainable supply chain - We have proven that speed, sustainability and profitability can coexist in fashion. Supported by our efficient supply chain and well-defined Sustainability Framework, we maintain industry leading manufacturing lead times compared to key peers in the apparel industry, with 50% of our product arriving in our distribution center in 60 days or less for the past three years.

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Technology-forward shopping experiences - We directly own the relationship with our customer with approximately 90% of our net revenue coming from our DTC channel in 2025. We leverage technology to build smarter and more elevated retail shopping experiences. For example, in 2025, our tech-enabled and patented Retail X™ store model generated approximately 8.5% higher average order value and approximately 270 basis points higher conversion compared to non-Retail X™ stores.

We’re super proud of our success to date and have lofty ambitions as we continue on our mission to “bring sustainable fashion to everyone.” We operate within the highly fragmented fashion industry, while also benefiting from increased consumer demand for sustainable fashion. With less than 1% customer penetration of our core U.S. addressable market today, we believe we are well positioned to capture significant growth over the long term. Our path forward is clear: we intend to grow by increasing our distribution through both DTC and wholesale channels, expanding our product assortment within existing and new product categories, growing in international markets, and driving operational excellence.
As we pursue these goals and continue building an industry-leading lifestyle brand, we will define success in three ways:
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Customer love. We’re proud to have a highly desirable, loyal, and growing customer base. Our goal is to continue acquiring new customers as we grow brand awareness and geographic reach, while retaining longtime fans of the brand.

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Sustainability outcomes. We believe companies should also be accountable for their environmental impact, so we aim to continue to set a high standard for sustainability in the fashion industry as we scale. See “—Sustainability” for a description of how we define sustainability.

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Financial performance. Most of the time we don’t take ourselves too seriously, but when it comes to financial performance, we operate with rigor and commitment to our stakeholders. This has enabled us to effectively deliver topline growth and profitability that we will strive to build on in the decades to come.

All of this adds up to some pretty great results, if we do say so ourselves. We’ve achieved:
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A strong customer base. In 2025, we surpassed one million Active Customers across our DTC channel.

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Steady net revenue growth. In 2025, we reported net revenue of $507.1 million, representing a 19% CAGR from 2023.

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Strong gross margins. From 2021 to 2024, we consistently generated gross margins of 64.0% or more. In 2025, we generated a gross margin of 60.2% and, excluding the impact of the IEEPA tariffs, an Adjusted gross margin of 63.9%.

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Sustained profitability. We have generated positive net income since 2018, with the exception of 2020 due to the impact of the COVID-19 pandemic. In 2025, we generated $12.6 million of net income, inclusive of the impact of IEEPA tariffs.

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Robust Adjusted EBITDA. In 2025, we generated $77.6 million in Adjusted EBITDA, which represented 15.3% of net revenue.

Adjusted gross margin, Adjusted EBITDA, and Adjusted EBITDA margin are non-GAAP measures. For further information about how we calculate Adjusted gross margin, Adjusted EBITDA, and Adjusted EBITDA margin (including limitations of their use and reconciliation to the most comparable GAAP measures), see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Metrics, Operating Metrics and Non-GAAP Financial Measures.” Adjusted EBITDA margin is Adjusted EBITDA as a percentage of total net revenue.

Our brand and customers: a mutual obsession
We believe our brand inspires exceptional love and has become its own persona to our customers, who feel deeply connected to us. At the heart of this obsession is our distinct brand voice. Most of the time, we let our clothes speak for themselves, but when we speak up, we’re smart, fun, confident, and a little bit irreverent.
Don’t just take our word for it: 77% of our Active Customers cited Reformation as one of their favorite brands or their “all-time favorite brand” in a July 2025 Customer Survey. We have      million followers across social platforms,      million email subscribers, and consistently spot mega celebrities like Taylor Swift, Jennifer Aniston, Jennifer Lopez, Kendall Jenner, and Hailey Bieber wearing Ref (thanks ladies). And as we have grown, so has customer loyalty. Nearly 70% of total DTC net revenue in 2025 came from returning customers, and 54% of customers acquired before 2025 have shopped with us more than once, providing a strong foundation for sustainable growth.
Our authentic brand ethos drives organic discovery and has helped us create broad appeal across generations and geographies. Beyond any singular demographic, we believe Ref appeals to an attitude and a mindset, underscoring the significant opportunity ahead of us. With over 70% of our customer base aged between 25 and 50, it’s not uncommon to see mothers and daughters shopping at Ref together, as validated by our July 2025 Customer Survey. This diverse dynamic is only growing: in 2025, nearly 20% of new customers were under the age of 25 and nearly 20% of new customers were over the age of 50. Our customer base is also relatively affluent: approximately 67% earn over $100,000 in household income annually, meaning they generally have more disposable income to spend on Ref. And while the majority of our business is primarily in the United States today, our influence also extends across borders, with approximately 20% of Active Customers in 2025 located abroad.
Our stuff: beautiful, vintage-inspired apparel that generates confidence
We are a womenswear destination across categories and occasions. We started out with dresses, which we’re kind of famous for, and have since successfully expanded our assortment. We take a deliberate approach to category expansion, building a bespoke supply chain designed to meet our standards for quality, speed, and environmental impact for each new product group. Today, we have five core product groups (dresses, bottoms, tops, sweaters, and accessories), which have helped cement Ref as a daily wardrobe essential.
The result is a diverse product assortment that we believe makes women feel beautiful and helps them show up as their best selves, from workdays to wedding days to vacations, and everything in between. According to our July 2025 Customer Survey, 84% of our Active Customers say that wearing Ref makes them feel confident, which we believe is one of the top reasons that keeps them coming back for more.
Across product categories, our design point of view is informed by a combination of vintage references and current trends, yielding flattering and timeless products with a modern sensibility. Design and product development are done primarily in house, drawing on our deep expertise in apparel and accessory construction and manufacturing. We leverage selling and retail dressing room data and customer feedback to identify our most-trusted and best-loved silhouettes, which serve as the core of our assortment. Our analytical approach to product development is designed to ensure consistency, reliability, and confidence for our customer, while simultaneously pushing forward — using emerging technologies to ideate, refine, and evolve our product in a way that remains unmistakably Reformation.
Our merchandising model: data-driven design meets fast manufacturing
We operate a smart, responsive merchandising model that combines data-driven product merchandising with agile manufacturing. We produce new styles in small quantities, test them twice-weekly on our website and once a week in our stores to assess demand, and subsequently chase into and iterate on the best sellers. Our fast production, complemented by our factory and distribution center in Los Angeles, offers superior lead times relative to industry norms, enabling us to quickly and sustainably chase into winning designs. Over the past three years, we delivered 50% of our products in 60 days or less from purchase order to distribution center and nearly 65% of our product reorders were manufactured in 60 days or less.

This dynamic creates a scarcity model that encourages consumers to frequently engage with us in order to shop what’s new. In turn, we are able to gather critical insights into customer preferences in close to real time, allowing us to consistently offer on-trend products at a broad range of price points. Nearly 90% of DTC apparel net revenue in 2025 came from styles that were informed by data from our customers’ shopping patterns and feedback.
We have an analytically rigorous merchandising model and have begun to leverage AI and machine learning to inform our product assortment and quantify future demand. For example, we leverage third party AI models to support product concept development and trend identification in the marketplace. We also use advanced technology to support some product buying, allocation, and digital merchandising decisions. Thanks to our efficient supply chain, we’re able to quickly and continuously refresh our assortment based on this data and produce strategically sized runs to minimize fashion risk and reduce waste. The results of our merchandising model speak for themselves: approximately 80% of 2025 DTC net revenue came from full-price sales, resulting in continued strong gross margins.
Our distribution strategy: DTC with select wholesale selling
In 2025, we generated 90% of net revenue directly through e-commerce and retail, which enabled us to own the customer relationship end to end. We leverage technology and data to enhance the customer experience, integrating key elements of our online shopping experience into our stores through our proprietary Retail X™ concept, which is featured in 75% of our retail stores as of 2025. This model results in higher store conversion and average order value versus our traditional stores. As of      , 2026, in addition to our      stores, we sell into      strategic wholesale accounts across      wholesale doors,      of which are in the United States and      of which are in Canada and Europe, which we use to reach new audiences and geographies.
We keep the customer at the center of all that we do and strive to show up for them wherever they want to shop. This approach has supported strong customer engagement: in 2025, customers who shopped across both e-commerce and retail generated 3.1 times more net revenue per customer versus those who shopped only one channel. To support this dynamic, we’ve expanded our retail footprint from our original shop on Melrose that opened in 2009 to a full fleet of 64 elevated, contemporary stores across four countries as of February 18, 2026. Our full-price retail store locations generated $2.7 million in net revenue per door in 2025 for the 47 stores open the full fiscal year and typically pay back their initial investment in payback periods under 24 months on average.
Our competitive strengths
Not to brag, but after 17 years, we’ve gotten pretty good at this. The following represent Reformation’s key competitive strengths:
Brand leadership & sustained cultural relevance powered by deep customer love
Brand strength & appeal
We’re famous for our distinctive brand voice and identity which has translated into highly efficient customer acquisition. We believe our bold approach to creative imagery, marketing, and design sets us apart from other lifestyle brands and ensures we remain top of mind among consumers and cultural authorities, including influencers, celebrities, and top global publications. In case you don’t believe us, Fast Company recognized Reformation as one of 2024’s Brands That Matter. We bring our brand persona to life every day through compelling content that generates high engagement, strong word of mouth, and, when we really get it right, virality. We further extend our reach through strategic campaigns and collaborations with culturally relevant brands, such as Canada Goose, HOKA, New York City Ballet, and VEJA, and individuals, such as Kacey Musgraves, Monica Lewinsky, and Pete Davidson, designed to reinforce our position at the forefront of the cultural zeitgeist. In 2025, marketing spend represented approximately 9% of net revenue. During that same time frame, approximately 75% of DTC new customers were acquired outside of paid digital acquisition channels and we were profitable on a first-order basis, reflecting the strength of our brand resonance with consumers.

Broad customer appeal
As we’ve mentioned, the ladies love us. Reformation appeals to a broad multi-generational customer base because our product and brand intentionally speak to a shared lifestyle and mindset instead of a single customer demographic. We launched with a focus on millennials and have since expanded our reach to a wide customer base including Gen Z, Gen X, and even Baby Boomers. Today, over 70% of our customers fall between the ages of 25 to 50, with strong representation on both ends of the spectrum. According to our July 2025 Customer Survey, nearly 20% of new customers were under the age of 25 and nearly 20% of new customers were over the age of 50.
We’ve also cultivated a loyal customer base outside of the United States. We believe our product sensibility and sustainability-focused mission resonate strongly with international customers, driving accelerated net revenue growth and customer acquisition. Although we only began our international expansion efforts in earnest in 2019, 20% of Active Customers and 18% of net revenue came from outside of the United States in 2025, with Canada, the United Kingdom, and Europe making up the largest portion of our international customer base. In 2025, nine of our 64 stores were located outside of the United States, in cities like London, Paris, and Toronto.
Strong customer retention
As a result of our brand and product excellence, we enjoy long-term customer loyalty-once customers try us, they shop with us again and again. And as they get to know our assortment better, we see increasing order frequency. In 2025, new customers shopped with us on average approximately 1.4 times while returning customers shopped 2.6 times and at higher average order values.
Our brand generates strong repeat purchase behavior, with 54% of customers acquired prior to 2025 purchasing more than once and nearly 20% of our 2015 customer cohort continuing to shop with us almost a decade later. We can’t think of a better compliment than that. As a result of this high level of engagement and loyalty, returning customers contributed nearly 70% of DTC net revenue in 2025, delivering consistent, sustained growth.
Product excellence driven by scalable approach to merchandising
Product concept and design
We monitor emerging trends, analyze customer buying patterns, and tap into a wide range of creative inspiration to guide our design process. Our product development and design is done primarily in house, supported by a cross-functional team from concept to production management. Leveraging custom technology and production systems, these teams work in close partnership, enabling a bespoke development process in which each product is thoughtfully designed, fitted, refined, and manufactured. We utilize proven base patterns to ensure fit consistency and deliver reliably flattering products. This hands-on approach ensures all our products meet our core design principles: flattering, feminine, and on-trend yet timeless.

Our agile supply chain enables us to introduce new designs in small initial quantities, allowing us to efficiently test demand for new ideas while managing inventory risk. At this point, our merchandising engine continuously monitors product performance to commercialize successful styles.
Smart & scalable approach to merchandising
We built a repeatable and scalable approach to design and merchandising that ensures we can consistently deliver on-trend, beautiful products that we know will resonate with our customers. We launch new products in limited quantities twice per week, creating a scarcity mindset and conditioning consumers to engage early and often with the brand. Within hours, we are able to take action based on sales performance online and in store. We also use pre-order and waitlist functions to gather early demand signals before a product has been received in our distribution center. As a result, our assortment is tailored to real-time customer preferences with approximately 90% of 2025 DTC apparel net revenue coming from styles that are informed by past performance, significantly decreasing fashion risk and waste, and increasing our confidence in each style’s sales potential. Our insights, coupled with AI and machine learning technologies, also allow us to strategically customize product allocation in order to best respond to customer dynamics within each store and manage inventory effectively. Altogether, this strategy helps minimize promotions and inventory liquidation, resulting in impressive full-price selling of 80% of DTC net revenue in 2025.
Product mix & pricing
We’ve successfully evolved into a lifestyle destination spanning categories and occasions, with a diverse customer base that reflects and reinforces our wide product assortment. Our pricing strategy is intentionally engineered to be broadly accessible. With price points ranging from approximately $40 to $1,500, our assortment straddles aspirational and approachable, offering many different types of shoppers an entry point into the brand. This strategy is anchored by a consistent customer experience and a commitment to delivering long-term value. By cultivating a loyal customer base that shops with us across occasions, we generated an AOV of $315 in 2025.
Today, some of our fastest growing categories include denim, sweaters, and tops. These high-growth categories enable us to earn a greater share of wallet and closet from our customers. Approximately 74% of DTC net revenue in 2025 came from customers who purchased more than one product category. Moreover, in 2025, 78% of our repeat orders contained more than one product category and 68% of repeat orders contained a product category that was different from the customer’s first purchase.
Agile and sustainable supply chain
We operate a strategic and nimble global supply chain, underpinned by our rigorous Sustainability Framework, which we believe represents a competitive advantage in the apparel industry. While many apparel companies face average production lead times of up to 12 months or longer, our supply chain enables us to capitalize on evolving trends and customer preferences in real time. Over the past three years, we delivered 50% of our products in 60 days or less from purchase order to distribution center, and our reorder lead times can be as short as 30 days or less. Our broad manufacturing footprint is complemented by our Los Angeles-based, company-operated factory and distribution center, which we leverage to test new ideas and deliver rapid turnarounds on our best-selling products.
We take a geographically diversified approach to manufacturing, partnering with a strategic group of vendors who share our values and have the capacity to grow alongside us. In 2025, 51% of our units were made in Asia, 34% in North America, 10% in Europe, and 5% in South America. This strategy enhances resilience and flexibility and helps mitigate geopolitical and regional disruption. We’ve demonstrated our ability to reallocate production across our global supplier base during periods of volatility. This includes the COVID-19 pandemic during which we maintained continuity of operations despite widespread industry disruption and, in 2025, when we reallocated our manufacturing to mitigate tariff impacts. This reallocation has reduced our exposure to China, which was previously our single largest country of production. We anticipate that in 2026 no one country will represent more than 25% of our total units produced.
When selecting factory partners, we focus on identifying the best on the basis of production quality, speed, value, environmental impact, and working conditions. We help these vendors take their sustainability efforts to the next level through our Factory Forward program, which enables us to reduce impacts deep into our supply chain by co-investing in renewable energy, water management, and clean chemistry initiatives. Sustainability includes doing right by both people and planet, so we also audit for social responsibility, administer anonymous Worker Sentiment Surveys, and offer grievance mechanisms to ensure people are heard throughout our supply chain.
We require the use of a variety of raw materials in our supply chain, and we purchase these from various suppliers. The primary raw materials used to produce our products include silk, georgette, linen, cashmere, denim, crepe, voile, poplin, and cinch. We believe most of our raw materials are generally available from multiple suppliers at competitive prices and while there is some volatility in the prices of raw materials, we believe we are well positioned to withstand any reasonably foreseeable supply chain disruptions or pricing fluctuations.
Delivering exceptional customer experiences
We believe our innovative approach to selling, which leverages technology to enhance the shopping experience and bring our brand to life, has reshaped the way customers interact with fashion brands. The result is a customer-first approach that is also optimized for financial performance. In 2025, our DTC channel, which includes our e-commerce site, 64 owned retail stores, and three concession locations (“shop-in-shop”), contributed 90% of net revenue, with e-commerce accounting for 67% of DTC net revenue. Our Wholesale and Other channel made up the remaining 10%.
One of the defining features of our in-store shopping experience is Retail X™, a proprietary tech-enabled retail concept that we introduced in 2017. Upon entering a Retail X™ store, customers can interact with digital screens or use their mobile devices to build their dressing room the same way they would build a cart shopping online. It’s basically the Clueless closet in real life.
This format, which is featured in 48 of our retail stores, enables us to deliver a high-end, high-volume experience that benefits our business, our customers, and our team alike. In 2025, stores with Retail X™ generated approximately 8.5% higher average order value and approximately 270 basis points higher conversion compared to non-Retail X™ stores, while also producing a unique and rich set of data, including fitting room and product-level conversion.
This enhanced retail experience results in strong store economics. In 2025, our full-price retail store locations generated $2.7 million net revenue per door for the 47 stores open the full fiscal year. We underwrite new store openings with target paybacks of under two years and, on average, have historically achieved average payback periods of under 24 months.
To ensure a seamless DTC experience, our e-commerce site and physical stores operate on a shared platform, allowing customer and product data to remain tightly integrated. We have invested significantly in our in-house technology teams and systems, positioning us to adopt new e-commerce technologies, including emerging AI-driven solutions for product buying, merchandising, and allocation decisions. We use these capabilities to personalize how our assortment is presented to our customers and to enhance convenience across the shopping journey. We believe the combination of our deep technical know-how, creative excellence, and robust omnichannel approach differentiate and elevate our shopping experience. The proof is in the numbers: in 2025, customers who shopped Reformation both online and in store made approximately 4.8 purchases annually and generated 3.1 times the net revenue of those who only shopped via one method.
Leaders in sustainable fashion
At Ref we like to say that if being naked is the #1 most sustainable option, we’re #2. Our business is built around our conviction that we can be leaders in both best-in-class sustainability and financial outcomes.
Reformation was founded with sustainability as a core value from day one. And people love us for it. 73% of our customers appreciate Ref for our commitment to sustainability, and customers who cite sustainability as an important brand value spend approximately 39% more with us, as validated by our July 2025 Customer Survey. Looking ahead, we believe our sustainability advantage will only become more important as we scale, particularly as we grow throughout Europe and focus on acquiring younger customers, both populations where sustainability increasingly influences purchasing decisions. For example, according to our July 2025 Customer Survey, approximately 82% of customers in the EU say they are willing to pay more for apparel made using sustainable practices, up nearly 20 points year-over-year, underscoring the growing importance of sustainability among our target audience.
Sustainability is built into the DNA of our business model and supply chain operations. Our Sustainability Framework, and the resulting programs deployed across our business, meaningfully impacts how we source materials, manufacture products, and operate holistically. We deliver these results without asking our customers to compromise on the style, fit, or quality of their clothing. We want to consistently offer unprecedented value through products that look good and do good.
Our ambition is to move well beyond these foundational efforts and help set a new standard for sustainable fashion altogether. We started with ambitious climate action. Now we aspire to become a circular business, which means using as little virgin material as possible in our stuff, reducing waste throughout our supply chain, and making every product recyclable. We’re making good progress, thanks to all the work we’ve already put into making low impact material transitions, standing up our own textile-to-textile recycling program, developing bespoke resale partnerships, and more.
But you don’t have to take our word for it. We have our climate targets verified by SBTi, report to CDP, and complete third-party verification of our climate accounting each year. Our products have been carbon neutral since 2015 and certified by the Change Climate Project since 2021. We also have been recognized as leaders in sustainable fashion by many reputable third parties such as the Global Fashion Agenda, Textile Exchange, and Remake’s Fashion Accountability Report.
A proven, performance-driven leadership team
We are led by a passionate leadership team committed to driving excellent performance, fostering creativity, and challenging conventional thinking. Our senior leadership team combines deep institutional knowledge with diverse perspectives, reflecting an intentional balance of long-tenured leaders and executives recruited from leading technology and retail organizations. Half of our executive team has been with the Company for more than seven years, providing continuity, operational expertise, and a deep understanding of our brand, customer, and operating model. Our Chief Executive Officer, Hali Borenstein, has been with the business for 12 years, and previously served as President as well as in various merchandising roles. Multiple other senior leaders have tenures ranging from five to more than ten years across key functions including sustainability, merchandising, digital, technology, and creative.
We are proud to be a female-led organization with women comprising 65% of our company and 67% of our leadership team. We believe that diversity of experience and perspective strengthens decision-making, fuels creativity, and helps our teams support the broad and diverse customer base we serve. As our organization has continued to grow to approximately 1,365 employees, we remain focused on building inclusive, high-performing teams that support long-term value creation.
Our values
Our mission—to bring sustainable fashion to everyone—connects our teams across continents through a shared purpose. We operate with our five core values in mind.
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Be Brave. We are leaders and tackle the big challenges worth solving.

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People Focused. We empower each other to break down barriers so we can win together.

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Make it Better. We are dedicated to learning, evolving, and changing for the better.

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Own It. We are accountable to our team, customers, and stakeholders.

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Make an Impact. We are fighting for sustainable solutions that preserve and protect our natural environment and the people and communities that make up our world.

Together, these values shape our culture, guide how we work with one another, and support disciplined execution as we build and scale the business.

Growth strategies
The Reformation is just beginning. With approximately 854,000 Active Customers in the United States and an estimated 94 million women aged 18 – 60 in the United States as of 2025, our implied penetration is less than 1%, highlighting the significant opportunity ahead. We believe we will continue to benefit from operating within the highly fragmented fashion industry, and that we are well positioned to capitalize on growing global demand for sustainable fashion. Our growth strategies, which have delivered strong results to date, are designed to further increase brand awareness, sales, and profitability. These include:
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Scale channel distribution

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Expand our product offering across occasions and categories

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Grow in international markets

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Drive operational excellence

Scale channel distribution
We’ve proven the combination of our digital and physical distribution to be valuable levers for scaling brand awareness and driving customer loyalty. Based on a report commissioned by us from a major consulting firm, our brand awareness among premium apparel shoppers increases approximately 21% within five miles of a store. Additionally, our customers who shop both online and in store spend approximately three times more with us than those who only shop via one method. Over the coming years, we intend to meet more customers and expand loyalty through the following:
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Growing our store footprint. We will continue strategically expanding our retail footprint to accelerate brand awareness and customer acquisition, providing more opportunities for new and returning customers to experience our products. Thus far, our retail growth has largely been concentrated in the coastal United States, leaving ample opportunity to grow domestically. We continue to see a strong opportunity to further increase our footprint within these geographies, while also expanding in the midwestern and southern regions, as well as internationally. In 2025, we successfully opened 15 new stores in 10 new markets, and met over 30% of our new customers in our stores. Today, we operate      retail stores and believe we have a clear path to more than doubling our fleet over the next five years while maintaining our rigorous criteria for four-wall profitability and payback periods.

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Strategic wholesale expansion. We have an opportunity to grow our existing wholesale relationships by expanding beyond our current      wholesale doors and increasing sales per door by investing in tailored merchandising strategies. We also intend to add a limited number of new wholesale partners, particularly as a way to increase brand awareness in select international markets. According to our July 2025 Customer Survey, approximately 11% of our 2025 cohort was first introduced to Ref via wholesale, proving the value of wholesale as a customer acquisition tool.

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High-impact marketing campaigns and collaborations. Building on the success of our prior marketing campaigns, we will continue to activate highly visible and brand-elevating marketing moments to drive brand momentum and relevance across new audiences and geographies. Some of our most successful marketing milestones to date include collaborations with Canada Goose, HOKA, Nara Smith, New York City Ballet, and Kacey Musgraves, as well as brand campaigns featuring Laura Wasser, Monica Lewinsky, and Pete Davidson.

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Digital and social media. We will continue to scale our digital marketing investments. We acquire customers efficiently and are profitable on a first-order basis. We use these digital marketing initiatives to amplify our voice and organic brand momentum and also test emerging media platforms, all while maintaining our same standards of financial discipline.

Expand our product offering across occasions & categories
We have successfully demonstrated our ability to expand our product range across occasions and categories. While dresses remain our largest category, non-dress categories have fueled an outsized portion of our growth in recent years, driven by continued product innovation and increasing customer demand for a broader assortment. In 2025, more than 70% of our DTC net revenue came from customers who purchased more than one product category, and 78% of our repeat orders contained more than one product category, highlighting our ability to grow share of wallet with our customers. According to our July 2025 Customer Survey, 81% of our customers have indicated interest in purchasing additional categories from us, especially in areas like intimates and lingerie, reinforcing our belief that there is significant runway for further growth.
We have a proven track record of successfully launching adjacent categories, as we did with denim in 2017, shoes in 2021, handbags in 2023, and swim in 2024. For example, we grew our denim business at approximately a 30% CAGR from 2022 to 2025. We intend to build on this strong momentum in areas such as tops, sweaters, and shoes and introduce new categories as we continue to play a more prominent role across our customers’ wardrobes.
We take a methodical approach to category expansion, using a combination of customer feedback and select third-party collaborations to inform both the timing and scope of new category launches. We believe our deep understanding of customer preferences and disciplined test-and-learn approach to product strategy will continue to support strong product-market fit as we pursue additional category expansion and innovation.
Grow in international markets
With 18% of net revenue coming from outside the United States in 2025, we have demonstrated our ability to execute in new markets and scale internationally. With approximately 228,000 active non-U.S. customers, we are significantly underpenetrated in international markets with meaningful runway ahead of us. We plan to accelerate our international growth by continuing our proven city-by-city expansion strategy bespoke to each market’s specific needs, culture, and customer dynamics. Our approach is focused on:
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Locally resonant brand marketing activations to drive brand awareness and relevance

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E-commerce localization to optimize shopping experiences

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Retail expansion to promote brand visibility and product discovery

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Strategic wholesale partnerships to increase brand awareness and attract new customers to the brand

We execute our expansion strategy through a repeatable playbook tailored to each market. For example, in the United Kingdom, we built brand awareness early on through geographically relevant activations and a fully localized digital experience. In tandem, we validated product-market fit through strategic wholesale partnerships ahead of investing in our own stores. These efforts gave us both the foundation and confidence to open five stores within five years and helped drive more than five times net revenue growth from 2019 to 2025. In the near term, we plan to maintain a deliberate approach to expansion, focusing on Canada, the United Kingdom, and Western Europe, where we opened our first store in Paris in 2025.
Drive operational excellence
We have made significant investments in our people, logistics capabilities, and technology in advance of our anticipated growth. In October 2025, we opened a larger, more automated Los Angeles-based distribution center to support continued scale. Over the course of 2024 and 2025, we invested $27 million of capital in this new 185,000 square-foot facility. As we continue to scale, we believe we will benefit from operational and financial leverage on these investments.
We have identified specific opportunities to improve operational efficiency and are executing against a defined roadmap, led by our in-house Technology and Operations teams, focused on the following areas:
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Supply chain automation and management

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Inventory allocation and movement

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Outbound and inbound shipping

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International operations

Brand and performance marketing
One of the defining aspects of Reformation is our one-of-a-kind brand voice and unapologetically bold approach to 360-degree marketing. We are obsessive about preserving brand integrity, while simultaneously working to expand the Ref universe to reach new customer cohorts and geographies. Guided by our clearly articulated brand values, we have developed a close-knit and mutually obsessive relationship with our customers, who have in turn become our most effective advocates.
We invest in brand marketing to build awareness, complemented by data-informed performance marketing designed to efficiently convert demand and deliver attractive returns on advertising spend. Our disciplined approach to customer acquisition has enabled us to be profitable on a first-order basis. All marketing efforts are supported by our in-house creative and studio teams, which produce distinctive, brand-elevating assets that reinforce our visual identity and help set Reformation apart in the marketplace.
Brand marketing
Our brand marketing strategy is designed to build awareness, engagement, and long-term demand through a mix of marketing tactics, including always-on press, influencer and celebrity engagement, owned social media, product collaborations, and integrated marketing campaigns. We have built a large and active social media audience of over      million followers across platforms as of      , 2026, which drives ongoing engagement with and discovery of the brand. We also benefit from strong brand advocacy through partnerships with cultural authorities (including celebrities, influencers, and top global publications) to extend our reach to new audiences. Approximately 75% of our DTC new customers in 2025 were acquired through unpaid sources reflecting the strength of our organic brand awareness.
We’ve also established a consistent track record of executing high-impact product collaborations and marketing campaigns designed to generate significant organic buzz. We approach each collaboration and campaign with a unique strategy and clear set of goals in place for expanding our reach across customer groups, geographies, and/or product categories. Over the years we have partnered with noteworthy talent including Kacey Musgraves, Laura Wasser, Monica Lewinsky, Nara Smith, and Pete Davidson, and have launched product collaborations with brands like Canada Goose, HOKA, Jimmy Fairly, New York City Ballet, and VEJA.
Examples of top performing marketing campaigns in partnership with (from left to right) Monica Lewinsky, Laura Wasser, and Nara Smith
Performance marketing
Our marketing strategy combines brand marketing with disciplined performance marketing to drive customer acquisition, conversion, and retention. We deploy a mix of owned, earned, and paid channels —

including paid search, paid social, affiliate and influencer marketing, and personalized email and SMS — to generate awareness, drive consideration, and efficiently acquire customers. Our paid marketing follows a globally coordinated approach, with investments tailored by geography, market maturity, and customer behavior, supported by localized creative and product strategies.
We use advanced measurement and attribution tools to focus marketing spend on incremental revenue and customer growth. Our first-party data infrastructure, supported by a proprietary customer data platform, unifies behavioral and lifecycle insights across channels and enables personalized DTC channel engagement. We leverage forward-looking models of retention and loyalty to inform lifecycle marketing and customer strategy.
Loyalty and retention
We leverage our brand and performance marketing capabilities to acquire new customers and continue to engage longtime fans of the brand. In 2023, we elevated our retention efforts by introducing a loyalty program for our top customers called Friends with Benefits (get it?), which provides access to exclusive products, early access to key launches, and elevated experiences such as in-store clienteling support.
This program has delivered strong returns on investment to date, driving higher order frequency and engagement among this high-value cohort. In 2025, FWB customers, classified as customers who spend at least $1,000 per year, drove approximately 40% of our DTC net revenue and shopped 4.2 times more than non-FWB customers. Additionally, our loyalty cohort has grown at a 23% CAGR over the past two years. We intend to continue investing in experiences and benefits that have demonstrated the ability to drive increased spend, retention, and order frequency among our most loyal customers.
Our product
Our goal is to deliver beautiful apparel and accessories in the most sustainable way possible, at strong value to the customer. Ref products are defined by a vintage-inspired, timeless sensibility, with an emphasis on flattering and feminine silhouettes. Our customers turn to Reformation for a variety of occasions including vacations, work, casual and formal events, and nights out. To further illustrate this point, based on a report commissioned by us from a major consulting firm, when asked about the primary occasions in which they would choose to wear Reformation, the top responses among our customers were casual outings, date nights, everyday attire, special events, travel, and daily workwear. We believe our ability to continue building differentiated, high-growth categories that address new use cases positions us to capture a greater share of wallet in a highly fragmented industry.

High consideration across occasions

Q: What are the primary occasions in which you choose to wear Reformation?
(% of responses in top five rank)(1)

63%
56%
55%
53%
47%
45%
29%
25%
19%
Casual outings
Date nights
Everyday attire
Special events
Travel
Daily workwear
Business meetings
Loungewear
Exercise and sport

Our assortment is designed to not only meet our customers’ wardrobe needs across categories and occasions, but to help them feel beautiful and inspire confidence. We’re very proud that 84% of our Active Customers say Reformation makes them feel confident. And their trust in us to help them look and feel great is continuing to grow alongside our category mix: in 2025, approximately 74% of revenue came from customers who purchased more than one product category.
Product design
Thanks to our robust in-house design capabilities, we are able to rapidly translate relevant trends and inspiration into products that align with our core design principles (flattering, feminine, and on-trend yet timeless) and customer preferences. Our product development is done almost entirely internally, supported by a cross-functional team spanning design, merchandising, product development, technical design, and production management, creating a meaningful competitive advantage in getting in-demand products to customers quickly. These teams work in close partnership from concept through final production, enabling a bespoke development process in which each garment is thoughtfully designed, fitted, refined, and approved end to end.
This integrated model supports faster pre-production timelines, which allows us to design, develop, and source in under four weeks. We utilize proven base patterns to ensure fit consistency and deliver reliably flattering product outcomes and also leverage emerging technologies, including AI-enabled concepting and rapid sampling, to accelerate development and improve iteration.
Our ability to move quickly while maintaining discipline allows us to respond to what customers want in the moment while reinforcing a distinct and recognizable aesthetic.
Merchandising
Our merchandising model is built to deliver covetable, on-trend products with disciplined risk management. Supported by a fast, flexible, and sustainable supply chain, we test new ideas in small quantities, identify winners quickly, and rapidly recut and refine proven styles. The result is a repeatable, capital-efficient merchandising engine that continuously optimizes the assortment in real time, driving consistent performance, reduced downside risk, and durable long-term growth, as evidenced by our strong full-price selling of 80% of DTC net revenue in 2025.
This approach is supported by a robust, multi-layered data ecosystem that combines both internal performance signals and external market intelligence to inform decision-making at every stage. Key inputs include site engagement and sell-through from twice-weekly online drops, pre-order, and waitlist data that provide early demand signals, real-time qualitative and quantitative feedback from our stores, and broader market and trend data that contextualize consumer demand beyond our own channels. Our tech-enabled Retail X™ store experience enhances this model, generating high-value insights such as dressing room try-on and conversion data that inform fit, fabrication, assortment, and styling decisions.
Waitlist and pre-order serve as powerful tools to inform our merchandising strategy. First, they offer a low-risk way to test unproven, trend-forward concepts early in the season. We can launch a style on waitlist with no initial production commitment to gauge customer interest. Strong demand signals trigger subsequent purchase orders and provide an early read on commercially viable trends that we can leverage across our assortment. In addition, waitlist enables us to maintain engagement with high-intent customers who are automatically notified when inventory becomes available, which helps us capitalize on demand faster and reduce our inventory cycle time. These automated back-in-stock notifications drove approximately 3.6 times higher conversion than our standard newsletters in 2025. Second, pre-order serves as a bridge between newness and recuts. Many of our most successful new designs sell out within days of launch. We identify these winning styles quickly, place fast-turn recut orders with delivery in as fast as 30 days or less, and make the style available for pre-order as soon as the initial order sells through. This approach allows us to capture peak demand for our most coveted products while maintaining a disciplined lower unit buy strategy and minimizing inventory risk.
In 2025, approximately 90% of DTC apparel net revenue came from designs that were developed based on proven styles and data derived from shopping patterns and feedback, with approximately 10% coming from new concepts.

One example of this is our Carolina silhouette, which launched with a best-selling skirt in January 2025 and has since evolved into a family of products that span colors, fabrications, and seasons:

Assortment strategy
We currently offer the following categories across our assortment, among others:
We take a methodical approach to determining which new product categories we want to pursue and when to introduce them. These efforts are led by our Product Innovation team, a group of multidisciplinary product specialists that sit outside of our core product teams. This group is responsible for identifying new opportunities for category growth based on customer feedback and data, establishing a supply chain that meets our speed and sustainability requirements, setting design and sustainability standards, and supporting the long-term health of each new business.
The success of these efforts is best illustrated by the strategic diversification of our product portfolio, which has transitioned from our core dress offering to a more broad and versatile product assortment. Categories such as tops, sweaters, denim, and bottoms are now among our most popular and fastest growing offerings, growing at a 36% CAGR over the past three years. These categories are becoming part of our core assortment as our customers increasingly consider us an integral part of their day-to-day wardrobe and trust us to take on new parts of their closet, with 68% of repeat orders in 2025 coming from a category different than the one first shopped.
Going forward, we believe there is meaningful white space to continue expanding our assortment into new product categories within and outside of apparel. Based on a report commissioned by us from a major consulting firm, customers have expressed continued interest in shopping everything from intimates and lingerie to home decor and menswear from Reformation in the future.
Supply chain
Our fast, flexible, and geographically diverse supply chain underpins our product merchandising performance and is a core driver of our business model. We operate a global, consistent, and highly scalable supply chain, thanks to our strategic network of global partners and rigorous system of controls, built to deliver covetable products at a great value and quality level.
We believe three key facets of our supply chain strategy set us apart from the broader fashion industry:
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Speed: We continually test, learn, and evaluate new product performance in real-time and are able to scale production up or down as needed to mitigate inventory risk and overproduction while responding quickly to consumer demand signals. This capability is supported by our North American manufacturing footprint, which accounted for 34% of total production in 2025 and includes our company-operated factory. Over the past three years, we delivered 50% of our products in 60 days or less from purchase order to distribution center, and nearly 65% of our product reorders were manufactured in 60 days or less.

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Agility: We leverage our vast supply chain network to minimize exposure to global disruptions. Our sourcing strategy is supported by geographic diversity: in 2025, 51% of our units were made in Asia, 34% in North America, 10% in Europe, and 5% in South America. We continuously evaluate and test new sourcing markets to further strengthen and diversify our manufacturing footprint.

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Value: Our DTC model enables us to offer compelling value to customers while supporting attractive unit economics. Our gross margin is supported by our high rate of full-price selling (80% of DTC net revenue) and as a result our gross margins have remained above 60% despite the impact of IEEPA tariffs.

Our supply chain is underpinned by best-in-class sustainability outcomes, responsible labor practices, and ongoing materials innovation. Across our manufacturing and distribution partners, we ensure compliance with our Code of Conduct, which is based on International Labor Organization standards and responsible environmental management practices. We require finished and raw goods suppliers to participate in independent, third-party audits to ensure fair, safe, and healthy working conditions. In addition to compliance, we invest in continuous improvement through our Factory Forward programs, which focus on co-investing with suppliers to advance renewable energy adoption, improve water efficiency, and implement cleaner chemistry practices across our supply chain.
Multi-channel distribution strategy
Our goal is to meet our customers wherever and however they choose to shop. We do this by creating a cohesive and immersive brand experience across our two channels:
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DTC, which includes our e-commerce platform and retail stores, and

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Wholesale and Other, which includes sales made to third-party retailers such as department stores, online retailers, and other wholesale partners, and other miscellaneous revenues such as sample sales and sales to distributors.

We believe our channel mix enhances our ability to acquire, retain, and drive lifetime value across our customers.
DTC
Our ability to connect with a global consumer through our DTC channel has been an important part of our story since 2013, when we began selling our products online. In 2025, e-commerce generated more than 120 million visits to our website and was complemented by a retail footprint of 64 retail stores that are highly valuable in their ability to acquire customers, engender greater loyalty with returning customers, and drive sales. Further, in 2025, our customers who shopped both online and in stores purchased an average of 4.8 times per year and generated 3.1 times higher annual net spend compared to a shopper in only e-commerce or retail.
We have invested significantly in building and operating our e-commerce platform in-house, supported by dedicated Engineering and Digital Product teams that provide control, speed, and flexibility uncommon among many fashion and lifestyle brands. Our e-commerce shopping experience enables product discovery through branded storytelling, data-informed visual merchandising, and advanced search and recommendation tools that leverage real-time selling and inventory data. We also maintain extensive reporting capabilities to optimize the conversion funnel by product category, geography, marketing source, and customer behavior. In addition, we have established geographic localization capabilities, including translated and region-specific experiences, such as operating a French-language website and supporting worldwide shipping.
Our growing fleet of retail stores generates impressive unit economics while offering our customers a differentiated in-store experience through our technology-enabled Retail X™ platform. Launched in 2017, Retail X™ is designed to reimagine the shopping experience by addressing common challenges of traditional retail including overwhelmed store teams, messy product displays, and hard-to-find inventory. Retail X™ is featured in a majority of our stores and allows us to deliver a luxe, showroom-style shopping experience in a high foot traffic environment.

Retail X™ shopping journey

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The store is set up as a beautifully designed showroom, with one of each product on display, to simplify the browsing experience.

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Customers can use touchscreens located throughout the store or QR codes located on the product to build dressing rooms digitally.

Store associates are close at hand to answer questions or support customers who prefer a traditional shopping experience.

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Store associates fulfill dressing rooms with back-of-house inventory - customers never have to search for their size or carry armfuls of clothing around the store.

Once in the dressing room, they can use additional touchscreens to order new styles, colors, or sizes directly to their room. Custom lighting helps bring the product to life in different settings.

Each Retail X™ store is set up as a showroom model with one sample garment on display for each shoppable SKU. Customers have the choice of building a dressing room using one of the touchscreens positioned throughout the store, with the help of an associate, or through QR codes using their personal mobile device. Inside the dressing room, additional screens provide styling and sustainability information and enable customers to request alternative styles and sizes. Each dressing room also features customizable lighting that enables our customers to experience our products in different environments.
For Ref, this technology enables improved inventory optimization, richer customer data capture, and strong financial results. In 2025, stores with Retail X™ generated approximately 8.5% higher average order value and approximately 270 basis points higher conversion compared to non-Retail X™ stores, while also producing a unique and rich set of data, including fitting room and product-level conversion.
Our stores are highly efficient at driving growth, with over 30% of DTC new customers in 2025 acquired through our retail locations. Our store base is highly productive, achieving an average payback period of less than 24 months. We will continue to leverage technology to innovate our shopping experience for customers in the years to come.
Wholesale and Other
Wholesale partnerships allow us to test new markets and build brand awareness ahead of retail expansion, particularly in new international markets. We have taken a deliberate approach to wholesale expansion, focusing our efforts on brand-enhancing partners that fit our market positioning and drive strong

productivity. We currently sell into     strategic wholesale accounts across     wholesale doors in the United States, Canada, and Europe.
Sustainability
We like to say that if being naked is the #1 most sustainable option, we’re #2. Our business is built around our conviction that we can be leaders in both best-in-class sustainability and financial outcomes.
We were founded with sustainability as a core value from day one. Sustainability is built into the DNA of our business model and supply chain operations. We are laser focused on our sustainability strategy and programs to ensure we deliver real impact with each investment we make. We never ask our customers to compromise on style, fit, or quality. Instead, our goal is to offer unprecedented value through products that look good and do good. And people love us for it. 73% of our customers appreciate Ref for our commitment to sustainability, and customers who cite sustainability as a value spend approximately 39% more with us, as validated by our July 2025 Customer Survey.
Going forward, we believe our mission will only become more important as we scale, particularly as we grow throughout Europe and focus on acquiring younger customers, groups that both place a higher value on sustainability as purchase criteria, based on our July 2025 Customer Survey.
Today, we define sustainability as:

•
Made Smarter. We are leaders in developing and using lower impact materials, adhering to the highest standards for fiber usage and material processing in order to reduce our energy and water footprints. In 2025, Ref products saved on average 79% and 73% per unit compared to conventional water and carbon footprints, respectively. We source all of our materials in line with our industry-leading Fiber Standards. 97%+ of the materials we used in 2025 were recycled, regenerative, or renewable.

•
Made Better. We align with rigorous standards for social responsibility and invest in leading environmental practices within our owned facilities and broader supply chain. We have a robust Sustainable Partners Guide and systems of control to ensure we maintain our rigorous standards in both our mills and manufacturing facilities globally. We go even further in our Factory Forward program to co-invest and support strategic suppliers in decarbonization, resource efficiency, and chemistry management. Through partnerships with leading industry groups like the Fair Labor Association and Apparel Impact Institute, we continue to push for higher standards in our own business and across the sector. In 2025, approximately 88% of our Tier 1 suppliers met our top two highest ratings for compliance with our Supplier Code of Conduct, and 100% of those with lower initial ratings engaged in corrective actions.
•
Made for Good. We offer end-of-use options for our products through owned and third-party repair, resale, and recycling programs. 100% of stuff we made in 2025 is recyclable through our RefRecycling program.

Here’s how we put these principles into practice using a Ref cashmere sweater as an example:
•
Made Smarter. Cashmere is the most carbon intensive fiber in our assortment, but it is also very popular with customers. In order to meet demand and deliver on our sustainability commitments, we developed a 100% recycled yarn composed of 95% recycled cashmere and 5% recycled wool. This blend delivers the luxurious softness and performance customers expect with 96% less CO2e and 89% less water consumption compared to a conventional cashmere sweater.

•
Made Better. To bring our sweaters to life, we work with incredible mill and factory partners who share our values, as evidenced by the strength of their certifications and practices (e.g. SA8000, WRAP, GRS, ZDHC).

•
Made for Good. We consider it part of our responsibility to help our customers keep their clothing in wearable condition for as long as possible, so all garments have detailed care instructions and we sell helpful tools like sweater shavers too. When they’re ready for a change, we have partnerships with other leading circular businesses like Poshmark and ThredUp designed to streamline and incentivize the resale process. Ref sweaters typically sell for $50 to $200 on Poshmark, so it’s also a great way to help customers reduce cost per wear. Finally, when our sweaters are no longer in wearable condition, they can be recycled through RefRecycling where they will be used as feedstock for a recycled yarn program.

Transparency and trust are foundational to this work, so we tell it like it is in our biannual sustainability reports, which detail our progress and are publicly available on our website. We also developed RefScale, a proprietary lifecycle assessment tool that measures the impact of making a Reformation garment compared to the equivalent conventional garment sold in the United States, which we share on every product detail page.
But you don’t have to take our word for it. We have been recognized as leaders in sustainable fashion by lots of reputable third parties such as the Global Fashion Agenda, Textile Exchange, and Remake’s Fashion Accountability Report. We also have our climate targets verified by SBTi, report to CDP, and complete third-party verification of our climate accounting and RefScale each year. Our key sustainability partners and certifications include:

Going forward, we believe we can continue to set a new standard for sustainable fashion. We started with ambitious climate action. Next, we aspire to become a circular business. At the simplest level, that means we’ll aspire to use as little virgin material as possible in our stuff and to make every product recyclable.
Our mission, values, and people
Our mission to bring sustainable fashion to everyone connects our teams across continents through a shared purpose. We have five everyday guiding principles that help us bring this to life:
•
Be Brave. We are leaders. We tackle big challenges worth solving. We speak up when we have a good idea. We are future-focused and make decisions with a long-term vision.

•
People Focused. We empower each other. We break down barriers. We create opportunities to learn and grow. We treat all people on this planet with respect.

•
Make it Better. We are dedicated to learning, evolving, and changing for the better. We are flexible and adapt to change.

•
Own It. We are accountable to our team and our customers. We do our best and own up when something falls short. We are honest, open and vulnerable.

•
Make an Impact. We aim to be pioneers in sustainability. We believe climate change is the biggest issue facing our planet. We fight for sustainable solutions that preserve and protect our natural environment and the people and communities that make up our world.

We are proud to live our values every day, in small and big ways. It’s as simple as celebrating five Refs every month—from our stores to our factory and corporate offices—who embody these values, and as significant as stepping up to do our part when things are especially tough. For example, in January 2025 when our hometown was impacted by devastating wildfires, we organized a community relief event and brought together over 25 partner brands to distribute more than 18,000 essential items to Los Angeles residents in need. Earlier, during the COVID-19 pandemic, we partnered with the City of Los Angeles on their L.A. Protects initiative and produced nearly one million non-medical masks, including over 330,000 donated to frontline and community organizations.
We know that none of the work we do happens without our team. We have intentionally built a culture that emphasizes accountability, ownership, thoughtful risk-taking, and continuous improvement. As of December 27, 2025, we have 1,365 employees across four corporate offices (located in Los Angeles, New York, and London), and 64 retail stores. We also employ temporary personnel to supplement our workforce, primarily in our distribution center, or as business needs arise.
Our principles guide how we hire, develop, and retain talent. We maintain high standards for recruiting and focus on individuals who demonstrate strong judgment, agility, and the ability to learn quickly in a fast-moving environment. We invest meaningfully in training, development, and coaching to build institutional expertise, support long-term careers, and ensure our teams are equipped to execute as the business scales.
Technology and information systems
Our technology platform is designed to support our fast-paced operations and innovative omnichannel customer experience. Our strategy balances the use of scalable enterprise solutions with proprietary, custom-built applications that enable us to create a distinct competitive advantage.
Enterprise foundation
Our core infrastructure leverages what we believe is a best-in-class technology stack, including systems for our e-commerce platform, product development, financial and organizational management, and warehouse management. These in-house tools allow us to manage a complex yet flexible supply chain that can move from design to full-run production in under 30 days.

Proprietary, custom-built applications
Our proprietary middleware and custom product information and purchasing systems support our rapid product development and industry-leading speed to market. We use a centralized data warehouse to provide a unified single view of the customer across our e-commerce platform and our retail stores. This allows for a frictionless experience where customers can track orders across our DTC touchpoints and receive personalized engagement via our third party powered segmentation.
In our physical stores, we utilize proprietary retail applications that power a highly digitized experience:
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Retail X™ touchscreen discovery: Customers use in-store displays to build their dressing rooms.

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The Retail X™ “Magic Wardrobe”: Our digital dressing rooms allow customers to request new sizes or styles via touchscreen, which are delivered by staff through our patented two-way wardrobes, keeping the customer experience private and seamless.

•
Proprietary checkout: Our Retail and Customer Love teams use custom applications built on top of our e-commerce engine to manage inventory and customers, ensuring the high-touch service of a boutique with the efficiency of a digital platform.

Logistics & global distribution
To support our global footprint, we warehouse and ship product across a global network including our owned Los Angeles-based distribution center, our European 3PL partner, and our extensive retail network. We also ship product through several complex fulfillment models such as dropship.
We have developed custom, real-time integrations between our third-party warehouse management system and our European 3PL partner, ensuring seamless inventory visibility and order flow across borders. We further utilize carrier consolidation for international shipping to minimize both our carbon footprint and fulfillment costs. Our domestic distribution center is optimized by an automated storage and retrieval system that allows us to handle high-volume product launches with precision and speed.
Indebtedness
As of the end of 2025, we had $159 million of term loans and $4 million of letters of credit outstanding under the Credit Agreement, against which we held $65 million in cash and had $26 million in available borrowing capacity. Our debt obligations, which are subject to restrictive covenants and variable interest rates, may limit our operational and financial flexibility, potentially constraining our ability to fund future growth or respond to our business's working capital needs.
Challenges
We face a number of challenges inherent to our industry, including, among other things, our ability to attract new customers and maintain our returning customers, maintain a strong community of engaged customers and increase our brand awareness, respond to customer preferences and trends, successfully expand into international markets, manage our supply chain effectively, and manage our sustainability standards amidst rising costs and complex global regulation. In addition, certain disruptions in the global economy, including market disruptions, monetary and fiscal policy uncertainty, supply chain challenges, volatility in the cost of raw materials, trade wars and tariffs have, and may continue to, adversely affect the pricing and availability of our products and our customers’ willingness to purchase our products. Any number of these challenges, among others, could have a negative impact on our business, financial condition and results of operations. For a discussion of challenges, risks and limitations that could harm our business, see “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
Our intellectual property
We rely on a combination of trademarks, copyrights, trade secrets, patents, license agreements, confidentiality procedures, non-disclosure agreements, employee non-disclosure, and invention assignment agreements and other legal and contractual rights to establish and protect our proprietary rights. As of March 31, 2026, we own one issued patent, which will expire on January 15, 2038. Additionally, as of March 31, 2026, we have 73 registered trademarks, three pending trademark applications, and 32 registered copyrights.
Our trademark registrations and applications, which we have filed in the United States and in various other jurisdictions around the world, have focused primarily on the REFORMATION word mark and other indicia of origin. We have registered domain names for websites that we use in our business, such as thereformation.com and similar variations, and hold copyright registrations for certain fabric prints that we have designed.
We also rely on contractual and common law rights in relation to our proprietary technology, products and the content displayed on our websites. Further, we have developed internal practices regarding the protection of our proprietary rights pursuant to which we register our intellectual property to the extent we determine appropriate and cost-effective.
We control access to and use of our proprietary and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and partners. It is our practice to enter into confidentiality and invention assignment agreements (or similar agreements) with our employees, consultants and contractors involved in the development of intellectual property on our behalf. We also enter into confidentiality agreements with other third parties in order to limit access to, and disclosure and use of, our confidential or proprietary information.
We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost effective. Despite our efforts to protect our intellectual property rights, they may be infringed, misappropriated or violated, or may be invalidated, circumvented or challenged. For additional information, see the section titled “Risk Factors—Risks Related to Intellectual Property, Information Technology, Data Security and Privacy.”
Our competition
The womenswear retail markets, in addition to the premium apparel and accessory markets, are highly competitive, fragmented, and ever evolving. Competition is principally based on brand image, product recognition, quality, design, distribution, and price. We face competition from a broad range of competitors across a wide range of softlines brands, multi-brand retail, and e-commerce sites, and vertically integrated specialty stores. We believe we are well-positioned to compete in these markets based on our distinct brand aesthetic and voice, the premium nature of our products, our rapid product development cycle, and our unique omnichannel and Retail X™ shopping experience. We are also differentiated in our integrated approach to sustainability which we believe strengthens customer loyalty.
Our properties & facilities
Our corporate headquarters is located in Vernon, California, where we lease approximately 185,000 square feet of space under a lease that expires in 2030. We currently use our corporate headquarters for innovation around sustainability, product design and development, operations, marketing, technology, and customer experience, as well as our other supporting teams. In addition to our corporate headquarters, we have satellite office locations in Culver City, CA, New York, NY, and London, United Kingdom where combined, we lease approximately 19,000 square feet of office space. We predominantly ship our products from our distribution center in Vernon, CA, our European 3PL, and our retail stores across the United States.
As of December 27, 2025, we also lease property in select cities across the United States, UK, Canada, and France for our 64 retail locations as well as a store location in Pacific Palisades, CA which is temporarily closed due to the Los Angeles wildfires, totaling approximately 165,000 square feet.

We believe our facilities are adequate and suitable for our current needs, and that should it be needed, suitable additional or alternative space will be available to accommodate our operations.
Regulatory matters
In the United States and the other jurisdictions in which we operate, we are subject to labor and employment laws, laws governing advertising, privacy and data security, product labeling and compliance, safety regulations, and other laws, including consumer protection regulations that apply to retailers and/or the promotion and sale of merchandise and the operation of our retail stores, manufacturing-related facilities and distribution centers. Our products, which are predominantly manufactured in countries other than the United States and which are sold in over 150 countries across the world, may be subject to tariffs, treaties, and various trade agreements, as well as laws affecting the importation of consumer goods. We monitor changes in these laws and believe we are in material compliance with applicable laws.
Seasonality
Seasonality in our business does not follow that of traditional retailers, which typically experience concentration of net revenue in the holiday quarter. Historically, our results are impacted by a pattern of increased sales into the early spring and summer months, which results in increased revenue during the second quarter of each fiscal year relative to the first quarter. The third fiscal quarter typically sees a moderate increase in net revenue relative to the second fiscal quarter, given the timing of one of our twice-yearly promotional events beginning in August. We expect this seasonality to continue in future years and believe it will be subject to maintaining our promotional sales strategy and the precise timing of our twice-yearly promotional sales event and our annual Black Friday Cyber Monday promotion. Our operating income has also been affected by these historical quarterly trends because many of our expenses are relatively fixed in the short term.
Legal proceedings
In the ordinary course of conducting our business, from time to time we may become involved in various legal actions and other claims. We may also become involved in other judicial, regulatory, and arbitration proceedings concerning matters arising in connection with the conduct of our businesses. Some of these matters may involve claims of substantial amounts. We are not presently a party to any legal proceedings that in the opinion of our management, if determined adversely to us, would have a material adverse effect on our business, financial condition, results of operations, or cash flows.

MANAGEMENT
Executive Officers and Directors
The following table sets forth information regarding our executive officers and our board of directors as of May  7, 2026.
Name	Age	Position
Executive Officers
Hali Borenstein	41	Chief Executive Officer, President and Director
Joshua Moore	51	Chief Financial Officer
Ivan Tchakarov	51	Chief Operating Officer
Non-Employee Directors
Yael Aflalo	49	Director
Zipporah Allen	45	Director
John Coyle	60	Director
Shreya Kadaba	36	Director
Brigitte Kleine	57	Director
Executive Officers
Hali Borenstein has served as our Chief Executive Officer since June 2020 and as a member of our Board of Directors since September 2019. From December 2017 until June 2020, Ms. Borenstein served as President of the Company, and, from 2014 to 2017, Ms. Borenstein held various merchandising and design roles at the Company. Prior to joining Reformation, Ms. Borenstein was a Senior Merchandiser at Gymboree and a Consultant at Bain & Company. Since December 2019, Ms. Borenstein has served on the board of directors of Carter’s, Inc. (NYSE: CRI), the largest branded marketer of young children’s apparel in North America. Ms. Borenstein received her B.A. in Political Science and Markets and Management from Duke University and her M.B.A. from Stanford University. We believe that Ms. Borenstein possesses specific attributes that qualify her to serve as a member of our board of directors, including her strategic insights, deep knowledge of our business, and executive management and leadership experience.
Joshua Moore has served as our Chief Financial Officer since March 2025. Prior to joining Reformation, Mr. Moore was the President, Chief Operating Officer, and Principal Financial Officer at The Apparel Group Ltd. from November 2022 to October 2024 and Chief Financial Officer from August 2020 to November 2022. Previous executive positions also include Senior Vice President and CFO at WORLDPAC as well as senior finance, treasury and investor relations roles at Advance Auto Parts (NYSE: AAP), At Home Group Inc., and The Michaels Companies. Mr. Moore also held various finance and accounting roles at Best Buy, Inc. (NYSE: BBY) and Land O’Lakes, Inc. Mr. Moore received his B.A. with a concentration in Accounting and Finance from Clark Atlanta University and his M.B.A. from University of Dallas Satish & Yasmin Gupta College of Business.
Ivan Tchakarov has served as our Chief Operating Officer since June 2022. Prior to joining Reformation, Mr. Tchakarov was with Alphabet Inc. (NASDAQ: GOOG) from January 2016 to June 2022, first as Director of Operations for Google Express and Google Shopping, and subsequently as Director of Product Management for Google Merchant Platform. Mr. Tchakarov previously held various leadership positions in logistics, strategy and operations at Sears Holdings Corporation, United Parcel Service, and Accenture. He earned a B.S. in Business Administration from Sofia University and an M.B.A. in Supply Chain Management from the Haslam College of Business at the University of Tennessee.
Non-Employee Directors
Yael Aflalo has served as a member of our Board of Directors since January 2009. Ms. Aflalo founded Reformation in 2009 and served as our Chief Executive Officer from January 2009 to June 2020. Ms. Aflalo has served as a Principal at Daughters Capital, a female founder-led fund, since July 2021. Most recently, in August 2023, Ms. Aflalo founded AFLALO, a ready-to-wear women’s clothing company. We believe that Ms. Aflalo possesses specific attributes that qualify her to serve as a member of our board of directors, including her experience as chief executive officer of the Company, knowledge of the sustainable fashion industry and expertise in e-commerce, retail and design.
Zipporah Allen has served as a member of our Board of Directors since March 2021. Since September 2025, Ms. Allen has served as Chief Commercial Officer of Sweetgreen (NYSE: SG). Previously, Ms. Allen served as Chief Business Officer at Strava from March 2023 to March 2025, and as Chief Marketing Officer from March 2022 to March 2023. Ms. Allen currently serves on other private and non-profit boards of directors. Before joining Strava, Ms. Allen served as Chief Digital Officer at Taco Bell from November 2019 to March 2022, and in various marketing and strategy roles at Pizza Hut and McDonald’s Corporation (NYSE: MCD). Ms. Allen received her B.S. in International Marketing from the University of Southern California, Marshall School of Business and her M.B.A. from Northwestern University, Kellogg School of Management. We believe that Ms. Allen possesses specific attributes that qualify her to serve as a member of our board of directors, including her experience with digital innovation and consumer brands, extensive board service and knowledge of scaling businesses across retail and technology industries.
John Coyle has served as a member of our Board of Directors since August 2019. Mr. Coyle was a Partner at Permira Advisers LLC from June 2008 to December 2025, where he served on the Executive and Investment Committees and worked across the consumer, healthcare and services sectors. Mr. Coyle currently serves on the boards of directors of numerous private companies. Prior to joining Permira, Mr. Coyle was the Global Head of the Financial Sponsor Group at J.P. Morgan Securities, where he worked for over 20 years. Mr. Coyle received his B.A. in Economics from the University of Notre Dame and his M.B.A. from Columbia Business School. We believe that Mr. Coyle possesses specific attributes that qualify him to serve as a member of our board of directors, including his extensive board service, knowledge of the consumer sector and private equity experience.
Shreya Kadaba has served as a member of our Board of Directors since October 2020. Ms. Kadaba has been at Permira Advisers LLC since 2014 and has served as a Managing Director since January 2022, largely focusing on opportunities in the consumer sector. From June 2023 to September 2023, Ms. Kadaba served as a Board Observer for LegalZoom.com Inc. (NASDAQ: LZ). Prior to joining Permira, Ms. Kadaba worked in investment banking at Morgan Stanley. Ms. Kadaba received her B.A. in Economics and Statistics from Columbia University and her M.B.A. from Harvard Business School. We believe that Ms. Kadaba possesses specific attributes that qualify her to serve as a member of our board of directors, including her expertise in the digital space, knowledge of the consumer sector and private equity experience.
Brigitte Kleine has served as a member of our Board of Directors since September 2017. Ms. Kleine is an Operating Partner at Stripes, LLC (“Stripes”), which she joined in September 2017, focusing on branded consumer businesses in fashion and retail. Since March 2023, Ms. Kleine has served as Chief Executive Officer of KHAITE, an American luxury womenswear brand and Stripes portfolio company, and has served on KHAITE’s board of directors since June 2021. Ms. Kleine currently serves on the boards of directors of numerous private companies. Prior to joining Stripes, Ms. Kleine served as the President of Tory Burch. Ms. Kleine also served as the President of Michael Kors Collection and the President of Alexander McQueen. Ms. Kleine received her B.A. from Rutgers University. We believe that Ms. Kleine possesses specific attributes that qualify her to serve as a member of our board of directors, including her experience as chief executive officer of a luxury women’s fashion brand, extensive board service and knowledge of fashion and retail.
Board Composition and Election of Directors
Our amended and restated bylaws will provide that our board of directors shall consist of no less than      but no more than      directors and the number of directors constituting the entire board of directors shall be fixed from time to time by the board of directors. Upon consummation of this offering, our board of directors will consist of      members.
Prior to the completion of this offering, we will amend our certificate of incorporation and bylaws to divide our board of directors into three classes of approximately equal number of directors, with each director serving a three-year term and one class being elected at each annual meeting of stockholders. See

“Description of Capital Stock—Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Certain Provisions of Delaware Law—Classified Board of Directors.”
In connection with his offering, we will enter into the Stockholders’ Agreement with Permira and certain other stockholders that will provide a framework for our ongoing relationship with Permira and those other stockholders. It will govern matters related to our corporate governance and rights to designate directors. For more information, see “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.”
Director Independence
We have reviewed the independence of the persons that will be serving as directors upon the consummation of this offering using the       independence standards. Based on this review, we have determined that       ,       and      are independent within the meaning of the       listing standards.
In making these determinations, our board of directors considered the current and prior relationships that each director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our common stock by each director. In addition to determining whether each director satisfies the director independence requirements set forth in the listing requirements of       , in the case of members of the audit committee, our board of directors made an affirmative determination that such members also satisfy separate independence requirements and current standards imposed by the SEC.
There are no familial relationships between any of our executive officers and directors.
Committees of the Board of Directors
Following the completion of this offering, the standing committees of our board of directors will consist of an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable.
Audit Committee
Following the completion of this offering, our Audit Committee will consist of       ,     and       , with       serving as chair. The SEC rules and the       rules require us to have one independent audit committee member upon the listing of our shares of common stock on the       , a majority of independent directors within 90 days of the listing date and all independent audit committee members within one year of the listing date.       qualifies as an independent director under the       governance standards and the independence requirements of Rule 10A-3 of the Exchange Act. Each member of our audit committee also meets the financial literacy requirements of       . In addition, our board of directors has determined that       will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors will adopt a written charter for the Audit Committee, which will be available on our website at www.thereformation.com substantially concurrently with the completion of this offering. The information contained on, or that can be accessed through, our website is not a part of this prospectus; we have included this website address solely as an inactive textual reference.
Our Audit Committee will be responsible for, among other things:
•
selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

•
assisting the board of directors in evaluating the qualifications, performance and independence of our independent auditors;

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assisting the board of directors in monitoring the quality and integrity of our consolidated financial statements and our accounting and financial reporting;

•
assisting the board of directors in monitoring our compliance with legal and regulatory requirements as they relate to our audited consolidated financial statements and accounting matters;

•
overseeing the integrity of our information technology systems, process and cybersecurity;

•
reviewing the adequacy and effectiveness of our internal control over financial reporting processes;

•
assisting the board of directors in monitoring the performance of our internal audit function;

•
reviewing with management and our independent auditors our annual consolidated financial statements;

•
reviewing and approving or ratifying related party transactions in accordance with our policies;

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establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding those matters; and

•
preparing the audit committee report that the rules and regulations of the SEC require to be included in our annual proxy statement.

Compensation Committee
Upon the completion of this offering, we expect to have a Compensation Committee, consisting of       ,       and       , with       serving as chair.       ,        and       meet the definition of “independent director” for purposes of serving on a compensation committee under the       rules and are “non-employee directors” as defined in Rule 16b-3 of the Exchange Act. Our board of directors will adopt a written charter for the Compensation Committee, which will be available on our website at www.thereformation.com substantially concurrently with the completion of this offering. The information contained on, or that can be accessed through, our website is not a part of this prospectus; we have included this website address solely as an inactive textual reference.
Our Compensation Committee will be responsible for, among other things:
•
reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating our chief executive officer’s performance in light of those goals and objectives and, either as a committee or together with the other independent directors (as directed by the board of directors), determining and approving our chief executive officer’s compensation level based on such evaluation;

•
reviewing and approving, or making recommendations to the board of directors with respect to, the compensation of our other executive officers, including annual base salary, bonus and equity-based incentives and other benefits;

•
reviewing and recommending the compensation of our directors;

•
maintaining our compliance with the compensation rules, regulations and guidelines promulgated by       , the SEC and other law, as applicable;

•
preparing the Compensation Committee report required by the SEC to be included in our annual proxy statement; and

•
reviewing and making recommendations with respect to our equity incentive plan.

Nominating and Corporate Governance Committee
Upon the completion of this offering, we expect to have a Nominating and Corporate Governance Committee, consisting of       ,       and       , who will serve as the chair. Our board of directors will adopt a written charter for the Nominating and Corporate Governance Committee, which will be available on our website at www.thereformation.com substantially concurrently with the completion of this offering. The information contained on, or that can be accessed through, our website is not a part of this prospectus; we have included this website address solely as an inactive textual reference.
Our Nominating and Corporate Governance Committee will be responsible for, among other things:
•
assisting our board of directors in identifying prospective director nominees and recommending nominees to the board of directors;

•
overseeing the evaluation of the board of directors and management;

•
overseeing short-term and long-term management succession planning;

•
monitoring developments and overseeing our practices and policies related to environmental and social issues;

•
reviewing developments in corporate governance practices and developing and recommending a set of corporate governance guidelines; and

•
recommending members for each committee of our board of directors.

Our board of directors may, from time to time, establish other committees.
Compensation Committee Interlocks and Insider Participation
None of the members of our Compensation Committee has at any time been one of our executive officers or employees. None of our executive officers currently serves, or has served during the last completed fiscal year, on the Compensation Committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or Compensation Committee.
Prior to the consummation of this offering, we intend to enter into certain indemnification agreements with our directors described in “Certain Relationships and Related Party Transactions—Director and Officer Indemnification Agreements.”
Indemnification & Insurance
We maintain a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers. Our amended and restated certificate of formation will include provisions limiting the liability of directors and officers and indemnifying them under certain circumstances. In addition, prior to the completion of this offering, we expect to enter into indemnification agreements with all of our directors and executive officers that provide them and certain of their affiliated parties with additional indemnification and related rights. See “Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors.”
Board of Directors Oversight of Risk Management
Management is responsible for the day-to-day management of risks we face. The full board of directors has the ultimate oversight responsibility for the risk management process, and, through its committees, oversees risk in certain specified areas. In particular, our Audit Committee oversees management of enterprise risks as well as financial risks and cybersecurity risks and is responsible for overseeing the review and approval of related party transactions. Our Compensation Committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements and the incentives created by the compensation awards it administers. Our Nominating and Corporate Governance Committee oversees risks associated with corporate governance, business conduct and ethics.
Pursuant to the board of directors’ instruction, management regularly reports on applicable risks to the relevant committee or the full board of directors, as appropriate, with additional review or reporting on risks conducted as needed or as requested by the board of directors and its committees.
Code of Ethics and Code of Conduct
We will adopt a new Code of Ethics and Business Conduct that applies to all of our directors, officers and employees, including our chief executive officer and chief financial officer. Our Code of Ethics and Business Conduct will be available on our website upon the completion of this offering. Our Code of Ethics and Business Conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website.

EXECUTIVE AND DIRECTOR COMPENSATION
This section discusses the material components of the executive compensation program for our executive officers who are named in the “2025 Summary Compensation Table” below. For the fiscal year ended December 27, 2025, our “named executive officers” (“NEOs”) and their positions were as follows:
•
Hali Borenstein, Chief Executive Officer;

•
Joshua Moore, Chief Financial Officer; and

•
Ivan Tchakarov, Chief Operating Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.
2025 Summary Compensation Table
The following table provides information regarding the compensation earned by our named executive officers for the year ended December 27, 2025.
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Hali Borenstein, Chief Executive Officer	2025	$579,808	$600,000	—	—	$466,154	$22,250	$1,668,212
Joshua Moore, Chief Financial Officer	2025	$365,385	$318,750	$1,048,800	—	$153,462	$12,250	$1,898,647
Ivan Tchakarov, Chief Operating Officer	2025	$470,048	$356,396	—	—	$188,368	$7,125	$1,021,937

(1)
Amounts shown in this column reflect the annual base salary earned by the named executive officer in respect of 2025. Mr. Moore commenced employment with the Company on March 10, 2025.

(2)
Amounts shown in this column represent one-time appreciation bonuses offered to executive leaders for extraordinary efforts in tariff mitigation and preparing the Company for this offering. The amount shown for Mr. Moore also includes a signing bonus in the amount of $200,000 paid pursuant to the terms of his employment agreement.

(3)
Amounts shown in this column represent the grant date fair value, calculated in accordance with FASB ASC Topic 718, of the restricted stock units granted to the named executive officers. For a summary of the assumptions used in the valuation of these equity awards, please see note 10 to our audited annual consolidated financial statements included elsewhere in this prospectus.

(4)
Amounts shown in this column represent the performance-based cash bonus earned by the named executive officer with respect to fiscal year 2025 performance. For more information relating to these bonuses, see the section titled “Overview of Our 2025 Executive Compensation Program—Elements of Compensation—Annual Cash Incentive Plan.”

(5)
Amounts shown in this column represent a 401(k) matching contribution paid by the Company of $7,125 for Mr. Moore and $12,250 for each Ms. Borenstein and Mr. Tchakarov. Ms. Borenstein also received a $10,000 annual clothing allowance.

Overview of Our 2025 Executive Compensation Program
Elements of Compensation
Our named executive officers were provided with the following primary elements of compensation in 2025:

Base Salary
Base salary represents the fixed portion of each NEO’s compensation and is intended to provide compensation for expected day-to-day performance. Our NEOs received aggregate salaries for 2025 in the amounts reported in the Summary Compensation Table. For 2026, Ms. Borenstein’s salary is $650,000, Mr. Moore’s salary is $490,000 and Mr. Tchakarov’s salary is $490,000.
Annual Cash Incentive Plan
Our NEOs are eligible to receive an annual cash incentive bonus based on the achievement of Company and individual goals. Each of our NEOs’ annual cash incentive bonus is determined by multiplying the NEO’s target bonus opportunity by the level at which the goals were achieved.
For the 2025 performance bonus, we determined payout amounts based on actual performance 50% Net Revenue and 50% Adjusted EBITDA. Based on the current dynamics surrounding tariff impact, the board of directors exercised its discretion and determined to pay bonuses at 80% of target given that uncertainty around timing of tariff repayment.
Equity-based compensation
Ms. Borenstein and Mr. Tchakarov previously received grants of stock options under the 2019 Plan as reflected in the “Outstanding Equity Awards” table below. In 2025, Mr. Moore received grants of restricted stock units in connection with commencing employment with the Company.
Retirement and Employee Benefits
Each of our NEOs is eligible to participate in our qualified defined contribution retirement plan (i.e., our 401(k) Plan) under the same terms as our other eligible employees. Our NEOs are also eligible to receive the same health and welfare benefits that are generally available to all of our full-time employees, subject to the satisfaction of certain eligibility requirements. We provide these benefits in order to foster the development of our employees’, including our NEOs’, long-term careers with us.
Other Benefits and Perquisites
In addition to the benefits that all of our employees are eligible to receive, our NEOs are eligible for certain other perquisites. For 2025, these additional benefits and perquisites included a Company clothing allowance for Ms. Borenstein.
Outstanding Equity Awards at Fiscal Year End 2025
The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 27, 2025.
Name	Vesting Commencement Date	Number of Shares Underlying Unexercised Options (#) Exercisable(1)	Number of Shares Underlying Unexercised Options (#) Unexercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(2)	Option Exercise Price ($)	Option Expiration Date	Number of Shares, Units or Other Rights That Have Not Vested(4)	Market or Payout Value of Shares, Units or Other Rights That Have Not Vested ($)
Hali Borenstein	12/9/2019(3)	6,777		6,777	942.00	12/9/2029
Joshua Moore	4/3/2025	—	—	—	—	—	475	$925,823
Ivan Tchakarov	7/18/2022(3)	1,750	299	2,049	1,147.00	7/18/2032

(1)
Represents options granted under the 2019 Plan that generally vest and become exercisable as follows: 25% vests on the first anniversary of the applicable vesting commencement date and the remainder vests in substantially equal monthly installments over 36 months thereafter. The options expire no later than the tenth anniversary of the grant date.

(2)
Represents options granted under the 2019 Plan that generally vest and become exercisable upon the achievement of certain performance-based vesting requirements based on a return received by Permira on a multiple of their investment in the Company at any time prior to or in connection with an Exit Event (as defined under the 2019 Plan).

(3)
Options shown in these rows reflect the adjustments to the number of options and to the option exercise prices for stock options that were outstanding as of May 2024, in connection with a stock repurchase conducted by the Company, which reduced the total number of outstanding shares of our common stock. The adjustment preserved the total in-the-money value of the options and each optionholder's percentage interest in our common stock represented by his or her options.

(4)
Represents restricted stock units that generally vest as follows: 25% vests on the first anniversary of the applicable vesting commencement date and the remainder vests in substantially equal monthly installments over 36 months thereafter.

Employment Agreements with our Named Executive Officers
Each of our named executive officers is a party to a written employment arrangement (the “NEO employment agreements”) that generally set forth the terms and conditions of their employment, including base salary, target annual cash bonus opportunities, the opportunity to participate in our equity incentive plans and standard employee benefit plan participation. For a description of the compensation actually paid to the named executive officer for fiscal year 2025, please refer to the “Summary Compensation Table.”
Mr. Moore’s employment agreement provides for certain additional payments and equity grants that may become due in connection with this offering. Under the terms of his employment agreement, Mr. Moore will be eligible to receive a one-time cash bonus of $200,000 and an annual equity grant in an amount equal to 150% of his base salary. Additionally, if the Company enters into a definitive agreement with respect to a transaction that would constitute a change in control of the Company prior to June 30, 2026, and the pre-tax proceeds Mr. Moore ultimately receives in connection with the equity award that was granted on April 3, 2025 are less than $1,250,000, the Company will make a one-time payment to Mr. Moore to make up the difference between the actual pre-tax proceeds received and $1,250,000. This offering will not constitute a change in control for purposes of this one-time payment.
The NEO employment agreements further provide for severance and other benefits upon a qualifying termination of the NEO’s employment, see “—Potential Payments and Benefits on Termination.”
Potential Payments and Benefits on Termination
Each of the NEO employment agreements provides for severance payments and benefits upon certain terminations of employment with the Company, as described further below.
Hali Borenstein
In the event that Ms. Borenstein’s employment is terminated by the Company without “cause” or Ms. Borenstein resigns for “good reason,” she is entitled to twelve months of salary continuation, a pro rata bonus for the year in which the termination occurs based on actual Company performance for such year and twelve months of healthcare continuation coverage. If such termination occurs within the six month prior to a change in control, all of Ms. Borenstein’s time-based options fully vest and, if such termination occurs within the six month prior to a change in control or IPO, any then-outstanding equity awards that are performance-based also vests. Our obligation to provide the severance payments and benefits above are contingent upon the NEO’s execution and non-revocation of a general release of claims in favor of the Company.
Joshua Moore
In the event Mr. Moore’s employment is terminated by the Company without “cause,” he is entitled to six months of salary continuation and healthcare continuation coverage and, if such termination occurs after June 1st of any applicable calendar year, a pro rata bonus. Our obligation to provide the severance payments and benefits above are contingent upon the NEO’s execution and non-revocation of a general release of claims in favor of the Company.

Ivan Tchakarov
In the event Mr. Tchakarov’s employment is terminated by the Company without “cause,” he is entitled to six months of salary continuation. Our obligation to provide the severance payments and benefits above are contingent upon the NEO’s execution and non-revocation of a general release of claims in favor of the Company.
Amended and Restated Reformation Inc. 2019 Stock Option Plan
We currently sponsor the 2019 Plan. The purposes of the 2019 Plan are to encourage selected employees, non-employee directors and consultants of the Company to acquire a proprietary interest in the growth and performance of the Company and to enhance the ability of the Company to attract, retain and reward qualified individuals. To accomplish these purposes, the 2019 Plan provides for the issuance of stock options.
Summary of Plan Terms
The aggregate number of shares that may be issued pursuant to awards granted under the 2019 Plan will not exceed 54,796.88. Any shares related to an award granted under the 2019 Plan that ceases to remain outstanding by reason of termination of rights thereunder of forfeiture, will again become available for issuance under the 2019 Plan.
The 2019 Plan is administered by our Compensation Committee. Our Compensation Committee may interpret and make determinations with respect to the 2019 Plan or any award granted thereunder. The 2019 Plan permits our Compensation Committee, among other things, to designate participants, to determine the number of shares to be covered by awards and to determine the terms and conditions of any award, determine whether, to what extent and under what circumstances, option may be settled or exercised in cash, shares or other property or canceled, forfeited or suspended and the methods by which such options may be settled, exercised, canceled, forfeited or suspended.
We may issue stock options under the 2019 Plan. The exercise price of all options granted under the 2019 Plan is not less than 100% of the fair market value of a share on the date of grant. The maximum term of all stock options granted under the 2019 Plan will be determined by our Compensation Committee but not exceed ten years. Each stock option will vest and become exercisable at such time and subject to such terms and conditions as determined by our Compensation Committee in the applicable individual option agreement. We have the right, to the extent permitted by law, to withhold any such taxes from the payment of any award.
In the event of a Change in Control (as defined in the 2019 Plan), except as otherwise provided in the applicable award agreement, the Compensation Committee may provide for a reasonable period of time prior to the date of the consummation of the Change in Control for optionholders to exercise such options in full and/or the cancellation of options in exchange for payment (in cash and/or other substitute consideration) in respect of each share covered by the option in an amount equal to the excess, if any, of the per share price paid or distributed to stockholders in the transaction over the exercise price of such option.
Upon the adoption of the 2026 Omnibus Incentive Plan, as described below, no additional awards will be granted under the 2019 Plan.
2026 Omnibus Incentive Plan
Prior to the completion of this offering, we intend to adopt the 2026 Omnibus Incentive Plan. The terms of the 2026 Omnibus Incentive Plan and any equity or cash-based awards that may be granted thereunder have not yet been determined. This prospectus will be updated to include a summary of the 2026 Omnibus Incentive Plan and any awards that may be granted thereunder once the terms are finalized.
Employee Stock Purchase Plan
Prior to the completion of this offering, we intend to adopt the ESPP. The terms of the ESPP and offering period thereunder have not yet been determined. This prospectus will be updated to include a summary of the ESPP and any offering period thereunder once the terms are finalized.

Clawback Policy
In connection with this offering we will adopt a compensation policy that is compliant with         listing rules as required by the Dodd-Frank Act.
Director Compensation
Director Compensation Table for 2025
The following table summarizes the total compensation paid to or earned by each of our non-affiliated and non-employee directors in fiscal year 2025. Our affiliated and management directors are not separately compensated by the Company for their Board service. Our non-affiliated and non-employee directors receive quarterly cash fees for their service on our Board, as further described below.
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Total ($)
Yael Aflalo	$50,000	—	$50,000
Zipporah Allen	$50,000	—	$50,000
John Coyle	—	—	—
Shreya Kadaba	—	—	—
Brigitte Kleine	$50,000	—	$50,000

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the director and executive officer compensation arrangements discussed above under “Executive and Director Compensation,” the following is a description of transactions since the beginning of 2023 and any currently proposed transactions, to which we have been a party in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, beneficial holders of more than 5.0% of our common stock, or their immediate family members or entities affiliated with them, had or will have a direct or indirect material interest.
Stockholders’ Agreement
In connection with the completion of this offering, we intend to enter into the Stockholders’ Agreement with Permira and certain other stockholders. It will govern matters related to our corporate governance and rights to designate directors. We intend to describe the material terms of this agreement in a subsequent pre-effective amendment to this registration statement.
Registration Rights Agreement
In connection with the completion of this offering, we intend to enter into the Registration Rights Agreement with Permira and certain other stockholders, that will require us to register under the Securities Act shares of common stock held, or issuable upon exchange, by such stockholders. We intend to describe the material terms of this agreement in a subsequent pre-effective amendment to this registration statement.
Director and Officer Indemnification Agreements
Prior to consummation of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement is expected to provide, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation and bylaws against all loss and liability suffered and expenses, judgments, fines, and amounts paid in settlement actually and reasonably incurred by or on behalf of the indemnitee in connection with any threatened, pending, or completed action, suit or proceeding. The indemnification agreements will provide for the advancement or payment of expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and bylaws. See “Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors.”
Policy Regarding Related Party Transactions
Pursuant to our written related party transaction policy which will become effective upon the completion of this offering, the Audit Committee of the board of directors will be responsible for evaluating each related party transaction and making a determination as to whether the transaction at issue is fair, reasonable and within our policy and whether it should be ratified and approved. The Audit Committee, in making its determination, will consider various factors, including the benefit of the transaction to us, the terms of the transaction and whether they are at arm’s-length and in the ordinary course of our business, whether the transaction would impair the independence of an otherwise independent director, the direct or indirect nature of the related person’s interest in the transaction, the size and expected term of the transaction and other facts and circumstances that bear on the materiality of the related party transaction under applicable law and listing standards. The Audit Committee will review, at least annually, a summary of our transactions with our directors and officers and with firms that employ our directors, as well as any other related person transactions.

PRINCIPAL STOCKHOLDERS
The following table sets forth information with respect to the beneficial ownership of our common stock as of           , 2026 for:
•
each of our directors, director nominees and named executive officers;

•
all of our directors, director nominees and executive officers as a group; and

•
each person or group of affiliated persons known by us to own beneficially more than 5% of our outstanding shares of common stock.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial” owner of a security if that person has or shares voting power or investment power over such security, which includes the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Unless otherwise indicated in the footnotes to the following table, and subject to community property laws where applicable, each person or entity included in the table below has sole voting and investment power with respect to the shares beneficially owned by them.
A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding and to be beneficially owned by such person for the purposes of computing the ownership and percentage ownership of such person, but are not deemed to be outstanding for purposes of computing the ownership or percentage ownership of any other person, except with respect to the ownership and percentage ownership of all directors, director nominees and executive officers as a group.
The information set forth below regarding the beneficial ownership for each of our principal stockholders has been furnished by such stockholders. Unless otherwise indicated in the footnotes to the following table, the address of each beneficial owner is 5801 S. 2nd St., Vernon, CA 90058.
	Shares Beneficially Owned Prior to this Offering		Shares Beneficially Owned After this Offering
			Assuming No Exercise of the Underwriters’ Option		Assuming Full Exercise of the Underwriters’ Option
	Number	Percentage	Number	Percentage	Number	Percentage
Name of Beneficial Owner
5% or Greater Stockholders:
Entities affiliated with Permira
The Aflalo Family Trust
Named Executive Officers, Directors and Director Nominees:
Hali Borenstein
Joshua Moore
Ivan Tchakarov
Yael Aflalo
Zipporah Allen
John Coyle
Brigitte Kleine
All executive officers, directors and director nominees as a group ( persons)

*
Represents beneficial ownership of less than 1%.

DESCRIPTION OF CAPITAL STOCK
The following description summarizes certain important terms of our capital stock, as they are expected to be in effect upon the completion of this offering. We expect that our amended and restated certificate of incorporation and amended and restated bylaws will become effective prior to the completion of this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section, you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of the DGCL.
Upon the consummation of this offering, our authorized capital stock will consist of        shares of our common stock, $       par value per share; and        shares of preferred stock, par value $       per share. As of       , 2026, there were        shares of our common stock outstanding held by        stockholders of record. No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.
Common Stock
Each holder of our common stock is entitled to one vote per share on all matters submitted to a vote of the stockholders. The holders of our common stock are entitled to receive dividends as may be declared from time to time by our board of directors out of legally available funds. See “Dividend Policy” for additional information. In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities. Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable.
The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.
Preferred Stock
Our amended and restated certificate of incorporation will authorize our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by        rules, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors will be able to determine, with respect to any series of preferred stock, the terms and rights of that series, including:
•
the designation of the series;

•
the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

•
the dividend rights, conversion rights, redemption privileges and liquidation preferences of the series;

•
whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our Company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•
restrictions on the issuance of shares of the same series or of any other class or series; and

•
the voting rights, if any, of the holders of the series.

We may issue a series of preferred stock that could, depending on the terms of the series, impede or discourage a takeover attempt or other transaction that a stockholder might consider to be in its best interests, including a takeover attempt that might result in a premium over the market price for holders of shares of common stock.
Dividends
The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by our board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.
Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be subject to applicable laws and will depend on our financial condition, results of operations, capital requirements, general business conditions, legal, tax and regulatory limitations, contractual restrictions and other factors that our board of directors considers relevant. See “Dividend Policy.”
Stockholders’ Agreement
For a description of the Stockholders’ Agreement that we will have with Permira and certain other stockholders following the completion of this offering, see “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.”
Registration Rights Agreement
For a description of the registration rights with respect to our common stock, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”
Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Certain Provisions of Delaware Law
Our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL, which are summarized in the following paragraphs, contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.
Authorized but Unissued Capital Stock
Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of       , which would apply if and so long as our common stock remains listed on       , require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate acquisitions.
Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions or employee benefit plans.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.
Classified Board of Directors
Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our board of directors.
Choice of Forum
Our amended and restated certificate of incorporation will provide, subject to limited exceptions, that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or if such court does not have jurisdiction another state or the federal courts (as appropriate) located within the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of the Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee or stockholder of the Company to the Company or our stockholders, (iii) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) action asserting a claim governed by the internal affairs doctrine of the State of Delaware.
Our amended and restated certificate of incorporation will further provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States, including any claims under the Securities Act and the Exchange Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder and, accordingly, we cannot be certain that a court would enforce such provision. It is possible that a court could find our forum selection provisions to be inapplicable or unenforceable and, accordingly, we could be required to litigate claims in multiple jurisdictions, incur additional costs or otherwise not receive the benefits that we expect our forum selection provisions to provide.
Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation, except our stockholders will not be deemed to have waived (and cannot waive) compliance with the federal securities laws (including the Securities Act and the Exchange Act) and the rules and regulations thereunder.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation will include a provision that eliminates the personal liability of directors and officers for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. This provision will not limit or eliminate the liability of any officer in any action by or in the right of the Company, including any derivative claims. Exculpation under this provision will not apply to any director or officer if the director or officer has breached the duty of loyalty to the corporation and its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions, or derived an improper benefit from his or her actions as a director or officer.
Our amended and restated bylaws will provide that we must generally indemnify, and advance expenses to, our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We also intend to enter into indemnification agreements with our directors, which agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that these indemnification and advancement provisions, and insurance will be useful to attract and retain qualified directors and officers.
The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is       . The transfer agent’s address is       .
Listing
We intend to apply to have our common stock listed on        under the symbol “REF.”

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market or the perception that such sales might occur may adversely affect market prices of our common stock prevailing from time to time and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. Furthermore, there may be sales of substantial amounts of our common stock in the public market after the existing legal and contractual restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future. See “Risk Factors.” We cannot predict the effect, if any, that future sales of shares of common stock, or the availability for future sale of shares of common stock, will have on the market price of shares of our common stock prevailing from time to time.
Upon completion of this offering, we will have a total of      shares of our common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares. Of the outstanding shares, the        shares of common stock sold in this offering (or      shares if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144, including our directors, executive officers and other affiliates, may be sold only in compliance with the limitations described below.
The remaining outstanding      shares of common stock, representing    % of the total outstanding shares of our common stock following the completion of this offering, will be deemed restricted securities under the meaning of Rule 144 and may be sold in the public market only if registered or if they qualify for an exemption from registration, including the exemptions pursuant to Rule 144 and Rule 701 under the Securities Act (“Rule 701”), which we summarize below.
Lock-Up Arrangements
In connection with this offering, we, our executive officers, our directors, and holders of substantially all of our common stock will agree with the underwriters, subject to certain exceptions, not to sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, without, in each case, the prior written consent of       , for a period of 180 days after the date of this prospectus. See “Underwriters” for a description of the lock-up agreements applicable to our shares.
Rule 144
In general, under Rule 144, once we have been subject to public company reporting requirements for at least 90 days, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, our affiliates or persons selling shares of our common stock on behalf of our affiliates, who have met the six-month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell upon the expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:
•
1% of the number of shares of our common stock then outstanding, which will equal approximately           shares immediately after this offering; or

•
the average reported weekly trading volume of our common stock on           during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements, and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.
We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.
Rule 701
In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who received shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, holding period, volume limitation or notice filing requirements of Rule 144.
Registration Statements on Form S-8
We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to issuance under our equity incentive plans to be adopted in connection with this offering. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly shares of our common stock registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover        shares of our common stock.
Registration Rights
Following completion of this offering, the shares of our common stock covered by registration rights would represent approximately     % of our outstanding common stock (or     %, if the underwriters exercise their option to purchase additional shares in full). These shares also may be sold under Rule 144, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates.
For a description of rights that certain of our stockholders will have to require us to register the shares of our common stock they own, see “Description of Capital Stock—Registration Rights Agreement.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable immediately upon effectiveness of such registration.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK
The following is a summary of U.S. federal income tax considerations generally applicable to Non-U.S. Holders (as defined below) with respect to the ownership and disposition of shares of our common stock issued pursuant to this offering and who hold such shares as a capital asset (generally, property held for investment) within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). This summary is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, administrative rulings and published positions of the Internal Revenue Service (“IRS”) and other applicable authorities, in each case as in effect as of the date of this document and all of which are subject to change, possibly with retroactive effect. This summary is not binding on the IRS and there can be no assurance that the IRS or a court will agree with the conclusions stated herein. This summary is not a complete description of all of the U.S. federal income tax considerations that may be relevant to a particular Non-U.S. Holder. In addition, this summary does not address considerations relevant to Non-U.S. Holders subject to special rules, including, without limitation:
•
banks, insurance companies and other financial institutions;

•
regulated investment companies;

•
real estate investment trusts;

•
tax-exempt organizations;

•
brokers, dealers or traders in securities or currencies;

•
certain former citizens or residents of the United States;

•
persons that elect to mark their securities to market;

•
persons whose “functional currency” is not the U.S. dollar;

•
persons holding our common stock as part of a straddle, hedge, conversion or other integrated transaction;

•
persons deemed to sell our common stock under the constructive sale provisions of the Code;

•
persons who acquired shares of our common stock as compensation or otherwise in connection with the performance of services;

•
controlled foreign corporations;

•
passive foreign investment companies; and

•
partnerships (or other entities or arrangements treated as partnerships for U.S. federal income tax purposes) or other pass-through entities.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the U.S. federal income tax treatment of a partner in the partnership will depend on the status of the partner and the activities of the partnership. Partnerships, and partners of a partnership, holding shares of our common stock should consult their tax advisors regarding the U.S. federal income tax consequences to them of owning and disposing shares of our common stock.
In addition, this summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift, alternative minimum tax or Medicare contribution tax considerations. Non-U.S. Holders should consult their tax advisors regarding the particular tax considerations to them of owning and disposing shares of our common stock.
For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of shares of our common stock that, for U.S. federal income tax purposes, is not, or is not treated as, any of the following:
•
an individual who is a citizen or resident of the United States;

•
a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•
an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust (i) the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons (as defined in Section 7701(a)(30) of the Code) have the authority to control all substantial decisions or (ii) that has otherwise validly elected to be treated as a U.S. person under the applicable Treasury Regulations.

Distributions
As discussed under the section titled “Dividend Policy,” we do not currently anticipate paying dividends on our common stock in the foreseeable future. However, if we do make distributions of cash or property (other than certain stock distributions) with respect to shares of our common stock (or if we engaged in certain redemptions that are treated as distributions with respect to shares of our common stock), any such distributions will generally be treated as dividends to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts of such distribution in excess of our current or accumulated earnings and profits will be treated, first, as a return of capital and be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its shares of our common stock (but not below zero) and, thereafter, as capital gain, which is subject to the tax treatment described below under “—Sale or Other Taxable Disposition.”
Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of shares of our common stock will be subject to U.S. federal withholding tax rate of thirty percent (30%) of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a properly executed IRS Form W-8BEN or W-8BEN-E (or its successor forms or other applicable documentation) certifying qualification for such lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
Subject to the discussion below under “—Foreign Account Tax Compliance Act,” no amounts in respect of U.S. federal withholding tax will be withheld from dividends paid to a Non-U.S. Holder if the dividends are effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States) and the Non-U.S. Holder provides a properly executed IRS Form W-8ECI (or its successor form or other applicable documentation). Any such effectively connected dividends will generally be subject to U.S. federal income tax on a net income basis at the regular graduated rates that apply to U.S. persons. A Non-U.S. Holder that is a treated as a corporation for U.S. federal income tax purposes receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of thirty percent (30%) (or a lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (subject to certain adjustments). Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
Sale or Other Taxable Disposition
A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of shares of our common stock unless:
•
such gain is “effectively connected” with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States);

•
the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•
our common stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above will generally be subject to U.S. federal income tax on a net income basis at the regular graduated rates that apply to U.S. persons. A Non-U.S. Holder that is a corporation may also be subject to an additional “branch profits tax” as discussed above under “— Distributions.”
Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of thirty percent (30%) (or a lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though such individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, although there can be no assurance in this regard, we believe that we are not, and we do not anticipate becoming, a USRPHC for U.S. federal income tax purposes. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of shares of our common stock will not be subject to U.S. federal income tax if shares of our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, five percent (5%) or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or such Non-U.S. Holder’s holding period.
Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
Foreign Account Tax Compliance Act
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a thirty percent (30%) withholding rate may be imposed on dividends in respect of our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the Treasury Department to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments or (ii) complies with an intergovernmental agreement between the United States and an applicable foreign country to report such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of our common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of thirty percent (30%), unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we or the applicable withholding agent will in turn provide to the Treasury Department. We will not pay any additional amounts to holders in respect of any amounts withheld. Non-U.S. Holders should consult their tax advisors regarding the possible implications of this withholding tax on their investment in our common stock.

UNDERWRITERS
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:
Name	Number of Shares
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Total:
The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us, and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares of common stock covered by the underwriters’ over-allotment option described below.
The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $       per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.
We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to             additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.
The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional             shares of common stock.
Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$
The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $      . We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $      .
The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.
We intend to apply to have our shares of common stock listed on the             under the trading symbol “REF.”

We, our directors, executive officers and the holders of substantially all of our outstanding common stock and securities convertible into or exercisable or exchangeable for our common stock have agreed that, without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not subject to certain exceptions, dispose of or hedge any of their shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus. See “Shares Eligible for Future Sale.”
In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or slow a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.
We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Pricing of the Offering
Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.
Selling Restrictions
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Notice to Prospective Investors in the European Economic Area
In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares of common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares of common stock may be offered to the public in that Relevant State at any time:
(a)
to any qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares of common stock shall require us or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation, supplement a prospectus pursuant to Article 23 of the Prospectus Regulation or publish an Annex IX document pursuant to Article 1(4) of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to the shares of common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Notice to Prospective Investors in the United Kingdom
No shares of common stock have been offered or will be offered pursuant to the offering to the public in the United Kingdom except that the shares of common stock may be offered to the public in the United Kingdom at any time:
(a)
where (i) the offer is conditional on the admission of the shares of common stock to trading on the London Stock Exchange plc’s main market (in reliance on the exception in paragraph 6(a) of Schedule 1 of the POATR) or (ii) the Shares being offered are at the time of the offer already admitted to trading on London Stock Exchange plc’s main market (in reliance on the exception in paragraph 6(b) of Schedule 1 of the POATR);

(b)
to any qualified investor as defined in paragraph 15 of Schedule 1 of the POATR;

(c)
to fewer than 150 persons (other than qualified investors as defined in paragraph 15 of Schedule 1 of the POATR), subject to obtaining the prior consent of the representatives for any such offer; or

(d)
in any other circumstances falling within Part 1 of Schedule 1 of the POATR.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares of common stock in the United Kingdom means the communication to any person which presents sufficient information on: (a) the shares of common stock to be offered; and (b) the terms on which they are to be offered, to enable an investor to decide to buy or subscribe for the shares of common stock and the expression “POATR” means the Public Offers and Admissions to Trading Regulations 2024.
Notice to Prospective Investors in Japan
The shares of common stock have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares of common stock nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or re-sale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
Notice to Prospective Investors in Canada
The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to Prospective Investors in Switzerland
This prospectus does not constitute an offer to the public or a solicitation to purchase or invest in any shares of common stock. No shares of common stock have been offered or will be offered to the public in Switzerland, except that offers of shares of common stock may be made to the public in Switzerland at any time under the following exemptions under the Swiss Financial Services Act (“FinSA”):
(a)
to any person which is a professional client as defined under the FinSA;

(b)
to fewer than 500 persons (other than professional clients as defined under the FinSA), subject to obtaining the prior consent of the representatives for any such offer; or

(c)
in any other circumstances falling within Article 36 FinSA in connection with Article 44 of the Swiss Financial Services Ordinance,

provided that no such offer of shares of common stock shall require the Company or any underwriter to publish a prospectus pursuant to Article 35 FinSA. The shares of common stock have not been and will not be listed or admitted to trading on a trading venue in Switzerland.
Neither this document nor any other offering or marketing material relating to the shares of common stock constitutes a prospectus as such term is understood pursuant to the FinSA and neither this document nor any other offering or marketing material relating to the shares of common stock may be publicly distributed or otherwise made publicly available in Switzerland.
Notice to Prospective Investors in the Dubai International Financial Centre (“DIFC”)
This document relates to an Exempt Offer in accordance with the Markets Law, DIFC Law No. 1 of 2012, as amended. This document is intended for distribution only to persons of a type specified in the Markets Law, DIFC Law No. 1 of 2012, as amended. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority ( “DFSA”) has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document.
The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities of common stock offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.
In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the shares of common stock may not be offered or sold directly or indirectly to the public in the DIFC.
Notice to Prospective Investors in the United Arab Emirates
The shares of common stock have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the DIFC) other than in compliance with the laws of the United Arab Emirates (and the DIFC) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the DFIC) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, Financial Services Regulatory Authority (FSRA) or the Dubai Financial Services Authority (DFSA).
Notice to Prospective Investors in Australia
This prospectus:
•
does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•
has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•
may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares of common stock may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares of common stock may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares of common stock may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares of common stock, you represent and warrant to us that you are an Exempt Investor.
As any offer of shares of common stock under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares of common stock you undertake to us that you will not, for a period of 12 months from the date of issue of the shares of common stock, offer, transfer, assign or otherwise alienate those shares of common stock to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
Notice to Prospective Investors in Hong Kong
The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares of common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, no shares of common stock (1) have been or will be offered or sold and no shares of common stock have been or will be made the subject of an invitation for subscription or purchase, and no prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock have been or will be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA.
Notice to Prospective Investors in Saudi Arabia
This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Rules on the Offer of Securities and Continuing Obligations Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 3-123-2017 dated 27 December 2017, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.
Notice to Prospective Investors in the British Virgin Islands
The shares of common stock are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of us. The shares of common stock may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) ( “BVI Companies”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.
Notice to Prospective Investors in China
This prospectus will not be circulated or distributed in the PRC and the shares of common stock will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC (for such purposes, not including the Hong Kong and Macau Special Administrative Regions or Taiwan), except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Notice to Prospective Investors in Korea
The shares of common stock have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares of common stock have been and will be offered in Korea as a private placement under the FSCMA. None of the shares of common stock may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). The shares of common stock have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the shares of common stock shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares of common stock. By the purchase of the shares of common stock, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares of common stock pursuant to the applicable laws and regulations of Korea.
Notice to Prospective Investors in Malaysia
No prospectus or other offering material or document in connection with the offer and sale of the shares of common stock has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the shares of common stock, as principal, if the offer is on terms that the shares of common stock may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares of common stock is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.
Notice to Prospective Investors in Taiwan
The shares of common stock have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares of common stock in Taiwan.

LEGAL MATTERS
The validity of the shares of common stock offered hereby will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Latham & Watkins LLP, New York, New York has acted as counsel for the underwriters in connection with certain legal matters related to this offering.
EXPERTS
The financial statements as of December 27, 2025 and December 28, 2024 and for each of the three years in the period ended December 27, 2025 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus with the SEC. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement and its exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract or other document referred to in those documents are not necessarily complete, and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement or other document. Each of these statements is qualified in all respects by this reference.
Following the completion of this offering, we will be subject to the informational reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings with the SEC will be available to the public on the SEC’s website at http://www.sec.gov. Those filings will also be available to the public on, or accessible through, our website (www.thereformation.com). The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part.
No person is authorized by us to give any information or to make any representations other than those contained or incorporated by reference in this preliminary prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by us. Neither the delivery of this preliminary prospectus nor any distribution of securities made hereunder shall imply that there has been no change in the information set forth or incorporated by reference herein or in our affairs since the date hereof.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of Reformation Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Reformation Inc. (formerly known as REF Topco, Inc.) and its subsidiaries (the “Company”) as of December 27, 2025 and December 28, 2024 and the related consolidated statements of operations and comprehensive income, of stockholders’ equity and of cash flows for each of the three years in the period ended December 27, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 27, 2025 and December 28, 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 27, 2025 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Los Angeles, California
March 27, 2026
We have served as the Company’s auditor since 2019.

Reformation Inc. (formerly known as REF Topco, Inc.) and Subsidiaries
Consolidated Balance Sheets
December 27, 2025 and December 28, 2024
(in thousands, except share and per share data)	December 27, 2025	December 28, 2024
Assets
Cash and cash equivalents	$65,473	$87,678
Accounts receivable, net	18,407	12,285
Inventories	60,640	51,916
Prepaid expenses and other current assets	16,393	12,432
Total current assets	160,913	164,311
Property and equipment, net	83,346	50,868
Right-of-use assets	167,695	133,707
Intangible assets, net	1,396	2,233
Trade name	309,100	309,100
Goodwill	209,421	209,421
Other noncurrent assets	5,996	4,127
Total assets	$937,867	$873,767
Liabilities and Stockholders’ Equity
Accounts payable	$7,656	$4,940
Accrued expenses and other current liabilities	66,828	55,527
Current lease liabilities	16,670	11,749
Current portion of long-term debt	8,250	5,156
Deferred revenue	6,740	4,342
Total current liabilities	106,144	81,714
Long-term debt, net of current portion	147,724	155,014
Noncurrent lease liabilities	166,837	135,824
Deferred income tax liabilities	68,072	67,448
Deferred revenue, net of current portion	3,064	4,088
Other noncurrent liabilities	5,229	3,074
Total liabilities	497,070	447,162
Commitments and contingencies (Note 14)
Stockholders’ equity
Common stock, $0.01 par value; 750,000 shares authorized as of December 27, 2025 and December 28, 2024; 348,875 shares issued and outstanding as of December 27, 2025 and December 28, 2024	4	4
Additional paid-in capital	358,275	357,180
Retained earnings	82,493	69,855
Accumulated other comprehensive income (loss)	25	(434)
Total stockholders’ equity	440,797	426,605
Total liabilities and stockholders’ equity	$937,867	$873,767
The accompanying notes are an integral part of these consolidated financial statements.

Reformation Inc. (formerly known as REF Topco, Inc.) and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income
Fiscal Years Ended December 27, 2025, December 28, 2024 and December 30, 2023
(in thousands, except share and per share data)	December 27, 2025	December 28, 2024	December 30, 2023
Net revenue	$507,104	$438,157	$359,523
Cost of goods sold	201,617	155,550	129,185
Gross profit	305,487	282,607	230,338
Operating expenses
Marketing expenses	44,532	38,371	33,685
Selling, general and administrative expenses	232,137	191,579	159,076
Total operating expenses	276,669	229,950	192,761
Income from operations	28,818	52,657	37,577
Other (expense) income
Interest expense	(14,574)	(10,713)	—
Interest income	1,840	3,003	1,052
Other income, net	773	730	123
Total other (expense) income	(11,961)	(6,980)	1,175
Income before income taxes	16,857	45,677	38,752
Income tax provision	4,219	12,747	14,866
Net income	12,638	32,930	23,886
Other comprehensive gain (loss), net of tax
Foreign currency translation gain (loss), net of tax	459	(374)	111
Comprehensive income, net of tax	$13,097	$32,556	$23,997
Earnings per share
Basic	$36.23	$87.27	$55.15
Diluted	35.17	85.95	54.94
Weighted-average shares used in per share calculation
Basic	348,875	377,329	433,146
Diluted	359,378	383,141	434,771
The accompanying notes are an integral part of these consolidated financial statements.

Reformation Inc. (formerly known as REF Topco, Inc.) and Subsidiaries
Consolidated Statements of Stockholders’ Equity
Fiscal Years Ended December 27, 2025, December 28, 2024 and December 30, 2023
	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Stockholders’ Equity
(in thousands, except share data)	Shares	Amount
Balances at December 24, 2022	493,242	$5	$498,450	$33,781	$(171)	$532,065
Issuance of common stock from exercise of stock options	41	—	29	—	—	29
Stock-based compensation expense	—	—	1,908	—	—	1,908
Net income	—	—	—	23,886	—	23,886
Foreign currency translation adjustment	—	—	—	—	111	111
Balances at December 30, 2023	493,283	5	500,387	57,667	(60)	557,999
Issuance of common stock from exercise of stock options	321	—	368	—	—	368
Repurchase and retirement of common stock, net	(144,729)	(1)	(144,736)	(20,742)	—	(165,479)
Stock-based compensation expense	—	—	1,161	—	—	1,161
Net income	—	—	—	32,930	—	32,930
Foreign currency translation adjustment	—	—	—	—	(374)	(374)
Balances at December 28, 2024	348,875	4	357,180	69,855	(434)	426,605
Stock-based compensation expense	—	—	1,095	—	—	1,095
Net income	—	—	—	12,638	—	12,638
Foreign currency translation adjustment	—	—	—	—	459	459
Balances at December 27, 2025	348,875	$4	$358,275	$82,493	$25	$440,797
The accompanying notes are an integral part of these consolidated financial statements.

Reformation Inc. (formerly known as REF Topco, Inc.) and Subsidiaries
Consolidated Statements of Cash Flows
Fiscal Years Ended December 27, 2025, December 28, 2024 and December 30, 2023
(in thousands)	December 27, 2025	December 28, 2024	December 30, 2023
Cash flows from operating activities
Net income	$12,638	$32,930	$23,886
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	12,336	9,261	6,912
Change in operating lease right-of-use assets	19,015	14,657	10,873
Amortization of definite-lived intangibles assets	838	838	1,568
Amortization of debt issuance costs	1,122	757	—
Deferred income taxes	617	(4,880)	(289)
Stock-based compensation expense	1,095	1,161	1,908
Other	81	49	75
Increase (decrease) in cash due to changes in assets and liabilities
Accounts receivable	(6,055)	(839)	1,718
Inventories	(8,558)	(18,384)	(7,222)
Prepaid expenses and other current assets	(3,871)	(895)	2,684
Other noncurrent assets	(1,987)	(487)	(230)
Accounts payable	1,805	2,116	(4,604)
Accrued expenses and other current liabilities	11,079	16,618	4,784
Operating lease liabilities	(16,987)	(9,861)	(8,918)
Deferred revenue	1,347	1,071	2,527
Other noncurrent liabilities	2,155	153	2,136
Net cash provided by operating activities	26,670	44,265	37,808
Cash flows from investing activities
Purchases of property and equipment	(44,543)	(26,149)	(13,692)
Net cash used in investing activities	(44,543)	(26,149)	(13,692)
Cash flows from financing activities
Proceeds from exercise of stock options	—	368	29
Proceeds from term loan, net of lender fees	—	161,043	—
Repayments on term loan	(5,156)	(1,031)	—
Debt issuance costs	—	(1,300)	—
Repurchases of common stock, net	—	(165,479)	—
Net cash (used in) provided by financing activities	(5,156)	(6,399)	29
Effect of exchange rates on cash and cash equivalents	824	(542)	160
Net (decrease) increase in cash and cash equivalents	(22,205)	11,175	24,305
Cash and cash equivalents
Beginning of the year	87,678	76,503	52,198
End of the year	$65,473	$87,678	$76,503
Supplemental cash flow information
Cash paid during the year for
Income taxes, net of refunds	$5,285	$16,010	$5,066
Interest	13,747	6,394	—
Noncash financing and investing activities
Purchase of property and equipment included in accounts payable	629	657	470
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	54,271	86,856	17,251
The accompanying notes are an integral part of these consolidated financial statements.

Reformation Inc. (formerly known as REF Topco, Inc.) and Subsidiaries
Notes to Consolidated Financial Statements
1.   Organization and Nature of Business
Reformation Inc. (formerly known as REF Topco, Inc.) is a Delaware corporation headquartered in Los Angeles, California. On April 11, 2025, REF Topco, Inc. changed its legal entity name to Reformation Inc., collectively referred to as the “Company”, Reformation Inc. and its subsidiaries, sell apparel and accessories direct to customers through its website and company-owned retail stores located in the United States and internationally, as well as through wholesale and other channels. The Company’s mission is to bring sustainable fashion to everyone by minimizing its environmental impact through the sourcing of sustainable fabrics and vintage garments and incorporating sustainable practices throughout its supply chain and broader operations.
2.   Summary of Significant Accounting Policies
Basis of Presentation and Principles of Consolidation
The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and include the accounts of Reformation Inc. (formerly known as REF Topco, Inc.) and its wholly owned subsidiaries. All intercompany balances and transactions are eliminated in consolidation.
Fiscal Year End
The Company operates on a 52/53-week fiscal year convention whereby its fiscal year ends on the last Saturday of December. For fiscal years 2025, 2024, and 2023, the dates were December 27, 2025, December 28, 2024, and December 30, 2023, respectively. Fiscal years 2025, 2024, and 2023 consisted of 52, 52, and 53 weeks, respectively.
Use of Estimates
The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the more significant estimates and assumptions made by management relate to variable consideration for net sales provided to customers, including the sales return liability, allowances for excess and obsolete inventories; fair value of stock-based compensation; the recoverability of goodwill, the trade name, and long-lived assets; determination of incremental borrowing rate for leases; and determination of valuation allowance on deferred tax assets. Actual results could differ from these estimates.
Revision of Previously Issued Consolidated Financial Statements
During the preparation of the Company’s consolidated financial statements for the fiscal year ended December 27, 2025, the Company identified certain errors in its previously issued financial statements for the fiscal years ended December 28, 2024, and December 30, 2023. These errors related to (1) the misclassification of prepaid rent by recording it within prepaid expenses and other current assets instead of a reduction of current lease liability (2) the misclassification of tenant improvement allowances by recording it in accounts receivable, net instead of a reduction of current lease liabilities and (3) the misclassification of bad debt expense by recording it in net revenue instead of selling, general and administrative expense. The Company assessed the materiality of these prior period errors on the consolidated financial statements and concluded based on quantitative and qualitative analysis that these errors were not material to the Company’s previously issued consolidated financial statements. Accordingly, the Company corrected the prior periods, as disclosed in the table below:

Reformation Inc. (formerly known as REF Topco, Inc.) and Subsidiaries
Notes to Consolidated Financial Statements
Consolidated Balance Sheet
	December 28, 2024
(in thousands, except share and per share data)	As Previously Reported	Adjustments	As Revised
Assets
Cash and cash equivalents	$87,678	—	$87,678
Accounts receivable, net	12,865	(580)	12,285
Inventories	51,916	—	51,916
Prepaid expenses and other current assets	14,281	(1,849)	12,432
Total current assets	166,740	(2,429)	164,311
Property and equipment, net	50,868	—	50,868
Right-of-use assets	133,707	—	133,707
Intangible assets, net	2,233	—	2,233
Trade name	309,100	—	309,100
Goodwill	209,421	—	209,421
Other noncurrent assets	4,127	—	4,127
Total assets	$876,196	$(2,429)	$873,767
Liabilities and Stockholders’ Equity
Accounts payable	$4,940	—	$4,940
Accrued expenses and other current liabilities	55,527	—	55,527
Current lease liabilities	14,178	(2,429)	11,749
Current portion of long-term debt	5,156	—	5,156
Deferred revenue	4,342	—	4,342
Total current liabilities	84,143	(2,429)	81,714
Long-term debt, net of current portion	155,014	—	155,014
Noncurrent lease liabilities	135,824	—	135,824
Deferred income tax liabilities	67,448	—	67,448
Deferred revenue, net of current portion	4,088	—	4,088
Other noncurrent liabilities	3,074	—	3,074
Total liabilities	449,591	(2,429)	447,162
Commitments and contingencies (Note 14)
Stockholders’ equity
Common stock, $0.01 par value; 750,000 shares authorized as of December 27, 2025 and December 28, 2024; 348,875 shares issued and outstanding as of December 27, 2025 and December 28, 2024	4	—	4
Additional paid-in capital	357,180	—	357,180
Retained earnings	69,855	—	69,855
Accumulated other comprehensive income (loss)	(434)	—	(434)
Total stockholders’ equity	426,605	—	426,605
Total liabilities and stockholders’ equity	$876,196	$(2,429)	$873,767

Reformation Inc. (formerly known as REF Topco, Inc.) and Subsidiaries
Notes to Consolidated Financial Statements
Consolidated Statements of Operations and Comprehensive Income
	December 28, 2024			December 30, 2023
(in thousands, except share and per share data)	As Previously Reported	Adjustments	As Revised	As Previously Reported	Adjustments	As Revised
Net revenue	$438,407	$(250)	$438,157	$358,606	$917	$359,523
Cost of goods sold	155,550	—	155,550	129,185	—	129,185
Gross profit	282,857	(250)	282,607	229,421	917	230,338
Operating expenses
Marketing expenses	38,371	—	38,371	33,685	—	33,685
Selling, general and administrative expenses	191,829	(250)	191,579	158,159	917	159,076
Total operating expenses	230,200	(250)	229,950	191,844	917	192,761
Income from operations	52,657	—	52,657	37,577	—	37,577
Other (expense) income
Interest expense	(10,713)	—	(10,713)	—	—	—
Interest income	3,003	—	3,003	1,052	—	1,052
Other income, net	730	—	730	123	—	123
Total other (expense) income	(6,980)	—	(6,980)	1,175	—	1,175
Income before income taxes	45,677	—	45,677	38,752	—	38,752
Income tax provision	12,747	—	12,747	14,866	—	14,866
Net income	32,930	—	32,930	23,886	—	23,886
Other comprehensive (loss) gain, net of tax
Foreign currency translation (loss) gain, net of tax	(374)	—	(374)	111	—	111
Comprehensive income, net of tax	$32,556	$—	$32,556	$23,997	$—	$23,997
Earnings per share
Basic	$87.27	$—	$87.27	$55.15	$—	$55.15
Diluted	85.95	—	85.95	54.94	—	54.94
Weighted-average shares used in per share calculation
Basic	377,329	—	377,329	433,146	—	433,146
Diluted	383,141	—	383,141	434,771	—	434,771

Reformation Inc. (formerly known as REF Topco, Inc.) and Subsidiaries
Notes to Consolidated Financial Statements
Consolidated Statement of Cash Flow
	December 28, 2024
(in thousands)	As Previously Reported	Adjustments	As Revised
Cash flows from operating activities
Net income	$32,930		$32,930
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	9,261		9,261
Change in operating lease right-of-use assets	14,657		14,657
Amortization of definite-lived intangibles assets	838		838
Amortization of debt issuance costs	757		757
Deferred income taxes	(4,880)		(4,880)
Stock-based compensation expense	1,161		1,161
Other	49		49
Increase (decrease) in cash due to changes in assets and liabilities
Accounts receivable	(1,419)	580	(839)
Inventories	(18,384)		(18,384)
Prepaid expenses and other current assets	(2,744)	1,849	(895)
Other noncurrent assets	(487)		(487)
Accounts payable	2,116		2,116
Accrued expenses and other current liabilities	16,618		16,618
Operating lease liabilities	(7,432)	(2,429)	(9,861)
Deferred revenue	1,071		1,071
Other noncurrent liabilities	153		153
Net cash provided by operating activities	44,265	—	44,265
Cash flows from investing activities
Purchases of property and equipment	(26,149)		(26,149)
Net cash used in investing activities	(26,149)	—	(26,149)
Cash flows from financing activities
Proceeds from exercise of stock options	368		368
Proceeds from term loan, net of lender fees	161,043		161,043
Repayments on term loan	(1,031)		(1,031)
Debt issuance costs	(1,300)		(1,300)
Repurchases of common stock, net	(165,479)		(165,479)
Net cash (used in) provided by financing activities	(6,399)	—	(6,399)
Effect of exchange rates on cash and cash equivalents	(542)		(542)
Net increase in cash and cash equivalents	11,175	—	11,175
Cash and cash equivalents
Beginning of the year	76,503	—	76,503
End of the year	$87,678	$—	$87,678
Supplemental cash flow information
Cash paid during the year for
Income taxes, net of refunds	$16,010		$16,010
Interest	6,394		6,394
Noncash financing and investing activities
Purchase of property and equipment included in accounts payable	657		657
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	86,856		86,856

Reformation Inc. (formerly known as REF Topco, Inc.) and Subsidiaries
Notes to Consolidated Financial Statements
Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand, bank balances, money market funds, and short-term deposits with original maturities of 13 weeks or less. These amounts are primarily held in the United States and to a lesser extent in the United Kingdom, France, and Canada. The Company has cash holdings that exceed insured limits for financial institutions; however, the Company mitigates this risk by utilizing high credit quality financial institutions throughout the world. The Company has not experienced any losses related to these balances, and management believes the Company’s credit risk to be minimal.
Accounts Receivable, Net
Accounts receivable primarily consist of wholesale receivables from apparel retailers with a smaller portion attributed to credit card receivables related to sales transactions from the Company’s e-commerce platform and retail stores. Accounts receivable are carried at invoiced amounts less allowances for expected credit losses and are generally settled in 30 days or less. The allowance for expected credit losses is based on forecasts of future economic conditions, as well as information about past events and current conditions under the accounts receivable aging method. Accounts receivables are written off against the allowance when management believes that the amount receivable will not be recovered. As of December 27, 2025 and December 28, 2024, the allowance for credit losses was $2.4 million and $0.7 million, respectively.
Inventories
Inventories are stated at the lower of cost or net realizable value. Cost includes all material, labor, import-related costs, and overhead costs incurred to manufacture or purchase the inventory. Cost is determined using a first-in, first-out method for raw materials inventory and the weighted-average cost method for work-in-process and finished goods. On an ongoing basis, inventory is evaluated for slow-moving items, damaged, and excess inventory. If the Company’s review indicates a reduction in utility below carrying value, inventory is reduced to a new cost basis. As of December 27, 2025 and December 28, 2024, the Company had inventory reserves in the amount of $14.5 million and $10.1 million, respectively, which are included in inventories on the accompanying consolidated balance sheets.
Property and Equipment, Net
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the following estimated useful lives:
Useful Life
Computer equipment and software	3 to 5 years
Furniture, fixtures and office equipment	3 to 7 years
Machinery and equipment	5 to 7 years
Leasehold improvements are amortized over the shorter of the lease term or their estimated useful lives. Maintenance and repairs are charged to expense as incurred. Major replacements and betterments that improve or extend the useful life of the asset are capitalized.
When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is recorded in the consolidated statements of operations and comprehensive income. The Company records depreciation on property and equipment within cost of goods sold or selling, general and administrative expense in the consolidated statements of operations and comprehensive income based on the asset’s function.
In accordance with ASC 350-40, Internal Use Software, the Company capitalizes certain internal use software development costs. Software development activities generally consist of three stages (i) the research and planning stage, (ii) the application and development stage, and (iii) the post-implementation stage.

Reformation Inc. (formerly known as REF Topco, Inc.) and Subsidiaries
Notes to Consolidated Financial Statements
Costs incurred in the planning and post-implementation stages of software development, or other maintenance and development expenses that do not meet the qualification for capitalization are expensed as incurred. Costs incurred in the application and infrastructure development stage are capitalized. These costs include personnel and related employee benefits expenses for employees or consultants who are directly associated with and who devote time to software projects, and external direct costs of materials obtained in developing the software. These software development and acquired technology costs are amortized on a straight-line basis over the estimated useful life of five fiscal years upon initial release of the software or additional features.
Definite-Lived Intangible Assets
Intangible assets consisting of e-commerce customer relationships, wholesale customer relationships, and software (other than internally developed) are amortized using the straight-line method over their estimated useful lives ranging from three (3) to eight (8) fiscal years. The related amortization is included in selling, general and administrative expense in the consolidated statements of operations and comprehensive income.
Impairment of Long-Lived Assets
Long-lived assets with finite lives, such as property and equipment and definite-lived intangible assets, are reviewed for impairment when events or circumstances indicate that the carrying value of the asset may not be recoverable. Assets are grouped at the lowest level for which they are largely independent of other assets or asset groups. If the estimated undiscounted future cash flows related to the asset or asset group are less than the carrying value, the Company recognizes a loss equal to the difference between the carrying value and the estimated fair value, usually determined by the estimated discounted future cash flows of the asset or asset group, through a charge to the consolidated statements of operations and comprehensive income. The Company determined that no impairment of long-lived assets existed for any of the periods presented.
Goodwill and Indefinite-Lived Intangible Assets
Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in an acquisition. Goodwill and indefinite-lived intangible assets (Trade Name) are located within the United States and are reviewed for impairment at least annually on August 29th and may be reviewed more frequently if a triggering event is identified (i.e. certain events occur or circumstances change). An entity is permitted to first assess qualitative factors to determine whether a quantitative impairment test is necessary. Further testing is only required if the entity determines, based on the qualitative assessment, that it is more-likely-than-not that the fair value is less than its carrying amount. If the Company determines that the fair value of its single reporting unit is less than the carrying value, a goodwill impairment loss is recognized in the amount equal to the excess of the reporting unit’s carrying value over its fair value, up to the amount of goodwill allocated to the reporting unit. The Company estimates the fair value of goodwill for its reporting unit using a discounted cash flow model as well as a market approach. For indefinite-lived intangibles, if it is determined that it is more-likely-than-not that the fair value is less than the carrying value, the Company will estimate the fair value, usually determined by the estimated discounted future cash flows of the asset and compare that value with its carrying amount. If the carrying value of the intangible asset exceeds the fair value, the Company recognizes an impairment charge equal to the difference.
The Company performed qualitative impairment assessments for each of the year presented and determined that no impairment of goodwill or indefinite-lived intangible assets existed for any of the periods presented.
Deferred Debt Issuance Costs
Deferred debt issuance costs represent fees and other direct incremental costs incurred in connection with the Company’s borrowings. The costs are amortized and recognized as additional interest expense over

Reformation Inc. (formerly known as REF Topco, Inc.) and Subsidiaries
Notes to Consolidated Financial Statements
the contractual life of the debt instrument of five fiscal years using the effective interest method. As of December 27, 2025 and December 28, 2024, the carrying value of deferred debt issuance costs was $2.8 million and $3.8 million, respectively, net of accumulated amortization of $1.6 million and $0.6 million, respectively, and is included as a reduction to long-term debt on the accompanying consolidated balance sheets.
The total deferred debt issuance costs related to the revolving line of credit amounted to $0.8 million and are amortized on a straight-line basis over the contractual term of five fiscal years. The carrying value of deferred debt issuance costs related to the revolver as of December 27, 2025 and December 28, 2024 was $0.5 million and $0.7 million, respectively, net of accumulated amortization of $0.3 million and $0.1 million, respectively, and is included in other noncurrent assets on the accompanying consolidated balance sheets.
Deferred Offering Costs
The Company capitalizes certain legal, accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded as a reduction of the proceeds from the offering. Should the in-process equity financing be abandoned, the deferred offering costs would be expensed immediately as a charge to operating expenses in the condensed consolidated statements of operations and comprehensive income. As of December 27, 2025 and December 28, 2024, deferred offering costs included in other noncurrent assets on the accompanying condensed consolidated balance sheets were $1.6 million and nil, respectively.
Stock Repurchases
The Company accounts for stock repurchases either as treasury stock or retirement of stock. Treasury stock is carried at cost and recorded as a reduction of stockholders’ equity. When the Company’s stock is retired or repurchased for constructive retirement, any excess of the repurchase price paid over par value is allocated between retained earnings and additional paid-in capital, subject to certain limits on the amounts allocated to additional paid-in capital.
Fair Value Measurements and Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The hierarchy for this standard requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
The three levels of the hierarchy are as follows:
Level 1
Quoted prices in active markets for identical assets or liabilities.

Level 2
Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or other inputs that are observable or can be corroborated by observable market data.

Level 3
Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities, including certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.
The carrying amounts of financial assets and liabilities, which include cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate their fair values due to the short

Reformation Inc. (formerly known as REF Topco, Inc.) and Subsidiaries
Notes to Consolidated Financial Statements
maturity of these instruments. The carrying value of the Company’s term loan approximates fair value based on the borrowing rate currently available to the Company for financing with similar terms and as is classified as Level 2 in the fair value hierarchy.
Revenue Recognition
The Company recognizes net revenues for the sale of a product at the point in time when its performance obligation has been satisfied and control of the product has been transferred to the customer. A customer is deemed to have control once they are able to direct the use and receive substantially all of the benefits of the product, which generally occurs upon shipment of the goods for wholesale or e-commerce customers and upon purchase by retail customers.
Revenue is primarily derived from the sale individual products sold to customers through e-commerce, retail stores, and wholesale arrangements. The Company enters into revenue contracts with customers either through a written agreement or implied by the Company’s customary business practices. Net revenues transactions are generally comprised of a single performance obligation for each individual product sold to customers through its various channels. The Company has elected to treat shipping and handling as fulfillment activities and not a separate performance obligation. Net revenues are measured based on a transaction price, which is the amount of consideration to which the Company expects to be entitled in exchange for transferring goods to the customer. The Company excludes sales, use, and similar taxes from the measurement of the transaction price.
Revenue is recognized as the net amount estimated to be received after deducting estimated or known amounts for sales returns and chargebacks. Sales returns and chargebacks are estimated using the expected value method based primarily on historical rates. Estimates are reviewed regularly until product returns are realized and the result of any such adjustments are known.
As of December 27, 2025 and December 28, 2024, the amount of reserves for sales returns included in the accrued expenses and other current liabilities on the accompanying condensed consolidated balance sheets were $12.7 million and $10.0 million, respectively. For the fiscal years ended December 27, 2025 and December 28, 2024, the Company recognized sales returns and chargebacks amounting to $265.7 million and $245.9 million, respectively.
The Company accounts for gift card transactions by recording a contract liability at the time gift cards are issued to the customer in exchange for consideration from the customer. Contract liabilities for customer gift cards remain on the Company’s books until the gift card is redeemed by the customer, at which time the Company records the redemption of the gift card for merchandise as net revenues. Gift cards do not have an expiration date. The Company determines the probability of gift cards being redeemed based on historical redemption patterns and recognizes net revenues on unredeemed gift cards where the likelihood of the gift card being redeemed is remote and there is no legal obligation to remit the unredeemed gift cards to relevant jurisdictions (gift card breakage).
Gift card breakage is recognized in proportion, and over the same period, as actual gift card redemptions. Gift card breakage is included in net revenues in the consolidated statements of operations and comprehensive income. The balance of deferred revenue as of December 27, 2025 and December 28, 2024 was $9.8 million and $8.4 million, respectively, and $8.4 million and $7.4 million as of the beginning of the periods, respectively. The Company recognized $4.8 million and $4.4 million as revenue in 2025 and 2024, respectively, from amounts recorded as deferred revenue at the beginning of the periods.
Shipping and Handling Fees and Costs
Shipping and handling revenues are included in net revenues. Revenue is recognized and cost is accrued when control is transferred to the customer. Outbound freight costs associated with shipping merchandise to customers are recorded within selling, general and administrative expenses and amounted to $34.9 million,

Reformation Inc. (formerly known as REF Topco, Inc.) and Subsidiaries
Notes to Consolidated Financial Statements
$29.2 million and $26.4 million for the fiscal years ended December 27, 2025, December 28, 2024 and December 30, 2023, respectively.
Cost of Goods Sold
Cost of goods sold consists of all material, labor, and overhead costs incurred to manufacture or purchase merchandise sold to customers. Cost of goods sold also includes import duties, other taxes, inbound freight costs, warehouse storage costs, inventory valuation adjustments, shrinkage and other miscellaneous costs.
Marketing Expenses
Marketing expenses are expensed as incurred and consist of paid media advertising, direct digital advertising, digital and editorial content creation, public relations, customer insights, as well as other marketing and advertising costs. Marketing expenses are primarily related to growing and retaining the customer base.
Advertising costs, including the costs to produce advertising, are expensed as incurred. Advertising expenses included within marketing expenses on the accompanying statements of operations and comprehensive income amounted to $43.3 million, $37.0 million, and $32.3 million for the fiscal years ended December 27, 2025, December 28, 2024 and December 30, 2023, respectively.
Selling, General and Administrative Expenses
Selling, general, and administrative expenses consist primarily of employee-related costs including salaries, benefits, bonuses, and stock-based compensation for the Company’s corporate and store employees, costs associated with shipping merchandise to the Company’s stores and customers, information technology, credit card processing fees, lease and other operating costs for stores and corporate facilities, legal, depreciation of property and equipment, amortization of intangible assets, and other administrative costs associated with operating the business.
Leases
The Company leases office space, manufacturing, and distribution facilities under agreements that are classified as operating leases. The Company determines if a contract contains a lease at inception of the arrangement based on whether there is a right to obtain substantially all of the economic benefits from the use of an identified asset and whether there is a right to direct the use of an identified asset in exchange for consideration, which relates to an asset which the Company does not own. Operating lease right-of-use assets represent the right to use an underlying asset for the lease term and operating lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease right-of-use assets are recognized as the operating lease liability, adjusted for lease incentives received. Operating lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments was determined by using either the rate implicit within the lease or the Company’s incremental borrowing rate when the rate implicit within the lease is not known. Lease payments may be fixed or variable; however, only fixed payments or in-substance fixed payments are included in the lease liability calculation. The Company combines and accounts for lease and nonlease components as a single lease component. Variable lease payments may include costs such as common area maintenance, utilities, marketing or promotion fund, real estate taxes or other costs. Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments is incurred. Leases under twelve months are not included in the operating lease right-of-use assets and operating lease liabilities on the condensed consolidated balance sheets and is recognized as rent expense on a straight-line basis over the term of the lease.
Operating leases are included in operating lease right-of-use assets, current operating lease liabilities and noncurrent operating lease liabilities on the Company’s consolidated balance sheets. For operating leases, lease expense is recognized on a straight-line basis in operations over the lease term.

Reformation Inc. (formerly known as REF Topco, Inc.) and Subsidiaries
Notes to Consolidated Financial Statements
Stock-Based Compensation
The Company expenses stock-based compensation to employees and nonemployee directors based on the grant date fair value of the awards over the requisite service period, adjusting for forfeitures as they occur. For fiscal years 2023 and prior, the Company used an income approach to determine the Company’s fair value and price per common share. Starting in fiscal year 2024, the Company utilized the Probability-Weighted Expected Return Method to determine the Company’s fair value and price per common share. The Company uses the Black-Scholes valuation method to determine the grant date fair value of its time-based options. The Company uses a Monte Carlo or a Probability-Weighted Expected Return Method model to determine the grant date fair value of its performance-based options with a service condition, a market condition and an implied performance condition.
Compensation expense for time-based awards is recognized on a straight-line basis over the service period, subject to minimum recognition of at least the amount of compensation expense that is legally vested. Compensation expense for awards with implied performance conditions and market conditions are recognized when the Company concludes it is probable the condition will be met. The Company recognized stock-based compensation primarily within selling, general and administrative expenses in the condensed consolidated statements of operations and comprehensive income.
Income Taxes
The Company is taxed as a C corporation under the Internal Revenue Code. The Company files a federal tax return and certain state tax returns. The provision for income taxes consists of both federal and state taxes.
The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date of the tax law.
The Company records net deferred tax assets to the extent that management believes these assets will more-likely-than-not be realized. In making such determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projections of future taxable income, tax planning strategies, and recent financial operations. In the event the Company determines it will not be able to realize a portion of the deferred income tax assets in the future, the Company will record a valuation allowance which would increase the provision for income taxes.
The Company recognizes the tax benefit from uncertain tax positions only if it is more-likely-than not that the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to income tax matters in selling, general and administrative expenses.
Foreign Currency
The Company’s reporting currency is the U.S. Dollar. The functional currency of the Company’s foreign entities is typically the currency of the primary economic environment in which they operate. For foreign entities whose functional currency is not the U.S. Dollar, the assets and liabilities are translated at period-end exchange rates while revenues and expenses are translated using average exchange rates during the period. Resulting translation adjustments are included in accumulated other comprehensive loss.

Reformation Inc. (formerly known as REF Topco, Inc.) and Subsidiaries
Notes to Consolidated Financial Statements
Transaction gains and losses due to movements in exchange rates between the functional currency and the currency in which a foreign currency transaction is denominated are recognized as other income, net in the Company’s consolidated statements of operations and comprehensive income.
Concentrations
As of December 27, 2025, one customer accounted for 23% of the Company’s consolidated accounts receivable, net. As of December 28, 2024, one customer accounted for 15% of the Company’s consolidated accounts receivable, net.
During the fiscal years ended December 27, 2025, December 28, 2024 and December 30, 2023, no customers represented greater than 10% of the Company’s net revenues.
Earnings per Share
The Company computes basic earnings per share by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. The Company computes diluted earnings per share by dividing net income available to common stockholders by the sum of the weighted average number of common shares and dilutive potential common shares outstanding during the period.
The Company’s potentially dilutive securities include time-based and performance-based stock options. The effect of the potential common shares from the exercise of time-based stock options are included in diluted earnings per share under the treasury stock method if the effect is dilutive. Potential common shares from performance-based shares are included in diluted earnings per share upon the satisfaction of certain performance and market conditions. These conditions are evaluated at each reporting period and, if the conditions have been satisfied during the reporting period, the number of contingently issuable shares are included in the computation of diluted earnings per share, if dilutive. As of December 27, 2025 and December 28, 2024, the Company determined that the performance and market conditions were not yet achieved.
Recently Issued Accounting Pronouncements Not Yet Adopted
In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). The new guidance requires, on an annual basis, disclosure of specific categories in the rate reconciliation and disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 for public business entities and December 15, 2025 for entities other than public business entities. The Company is currently evaluating the potential impact of this guidance on its consolidated financial statements.
In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses (“ASU 2024-03”). The new guidance requires additional disclosure related to the disaggregation of income statement expense categories. ASU 2024-03 is effective for annual periods beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The adoption of ASU 2024-03 is expected to result in additional disclosures and will not have an impact on the Company’s consolidated financial statements.
In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments — Credit Losses (Topic 326) (“ASU 2025-05”). The new guidance provides (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, as follows:
1.   Practical expedient.   In developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset.

Reformation Inc. (formerly known as REF Topco, Inc.) and Subsidiaries
Notes to Consolidated Financial Statements
2.   Accounting policy election.   An entity other than a public business entity that elects the practical expedient is permitted to make an accounting policy election to consider collection activity after the balance sheet date when estimating expected credit losses.
ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company does not anticipate the adoption of the practical expedient to have a material impact on the Company’s condensed consolidated financial statements. The Company does not intend to make the accounting policy election.
In September 2025, the FASB issued ASU No. 2025-06, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. This update provides amendments to clarify and modernize the accounting for costs incurred to develop or acquire internal-use software. Under this guidance, capitalization for internal-use software costs begins when management has authorized and committed to funding the project and it is probable the project will be completed, and the software will be used to perform the intended function. ASU 2026-06 is effective for annual and interim periods beginning after December 15, 2027, with early adoption permitted on a retrospective, modified, or prospective basis. The Company is currently evaluating the potential impact of this guidance and the timing of adoption.
3.   Inventories
Inventories consist of the following:
	As of
(in thousands)	December 27, 2025	December 28, 2024
Raw materials	$11,309	$9,288
Work-in-process	1,838	862
Finished goods	47,493	41,766
	$60,640	$51,916
4.   Property and Equipment, Net
Property and equipment consist of the following:
	As of
(in thousands)	December 27, 2025	December 28, 2024
Leasehold improvements	$71,178	$29,918
Computer equipment and software	27,328	19,997
Furniture, fixtures and office equipment	15,684	10,121
Machinery and equipment	1,380	1,111
Construction in progress	3,815	13,740
	119,385	74,887
Accumulated depreciation and amortization	(36,039)	(24,019)
	$83,346	$50,868
Depreciation and amortization expense related to property and equipment amounted to $12.3 million, $9.3 million, and $6.9 million for the fiscal years ended December 27, 2025, December 28, 2024 and

Reformation Inc. (formerly known as REF Topco, Inc.) and Subsidiaries
Notes to Consolidated Financial Statements
December 30, 2023 respectively. Depreciation and amortization expense of property and equipment are primarily recognized within selling, general and administrative expenses in the condensed consolidated statements of operations and comprehensive income.
5.   Goodwill, Trade Name and Intangible Assets, Net
Goodwill, trade name and intangible assets consist of the following:
	As of December 27, 2025
(in thousands)	Useful Life (Years)	Gross	Accumulated Amortization	Net Carrying Amount
Trade name	Indefinite	$309,100	$—	$309,100
Goodwill	Indefinite	209,421	—	209,421
E-commerce and retail customer relationships	8	6,700	5,304	1,396
Wholesale relationships	4	4,380	4,380	—
Software	3	4,500	4,500	—
		$534,101	$14,184	$519,917
	As of December 28, 2024
(in thousands)	Useful Life (Years)	Gross	Accumulated Amortization	Net Carrying Amount
Trade name	Indefinite	$309,100	$—	$309,100
Goodwill	Indefinite	209,421	—	209,421
E-commerce and retail customer relationships	8	6,700	4,467	2,233
Wholesale relationships	4	4,380	4,380	—
Software	3	4,500	4,500	—
		$534,101	$13,347	$520,754
Amortization expense related to the intangible assets amounted to $0.8 million, $0.8 million and $1.6 million for the fiscal years ended December 27, 2025, December 28, 2024 and December 30, 2023, respectively. The estimated amortization of intangibles assets for future fiscal years is as follows:
Fiscal year	(in thousands)
2026	$838
2027	558
$1,396

Reformation Inc. (formerly known as REF Topco, Inc.) and Subsidiaries
Notes to Consolidated Financial Statements
6.   Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consist of the following:
	As of
(in thousands)	December 27, 2025	December 28, 2024
Salaries, wages and employee benefits	$14,696	$12,241
Sales returns and allowances	12,701	10,039
Professional fees	8,555	4,248
Inventory purchases	8,029	4,178
Freight out	6,394	1,382
General and administrative	4,360	7,197
Sales tax payable	3,704	3,749
Marketing	3,453	2,825
Interest	3,206	3,521
Other accruals	1,730	6,147
	$66,828	$55,527

7.
Long-term Debt

On May 2, 2024, LYMI Inc., a wholly owned subsidiary of Reformation Inc., entered into a financing agreement with JPMorgan Chase Bank, N.A., Citibank, N.A., Morgan Stanley Senior Funding, Inc. and Royal Bank of Canada, to secure a five-year term loan of $165.0 million (“Term Loan”) and a revolving line of credit (“Revolver”) with a maximum borrowing capacity of $30.0 million (together, the Credit Facility). Proceeds from the Term Loan were used to effect the Company’s share repurchase on May 2, 2024. The Credit Facility matures in May 2029 and may be subject to accelerated repayment upon various customary events of default as well as a change of control event as defined in the credit agreement. As of December 27, 2025 and December 28, 2024, the Company had $156.0 million and $160.2 million, respectively, outstanding under its Term Loan and no borrowings under its Revolver.
The Credit Facility includes a $10.0 million sub-limit on letters of credit. Outstanding letters of credit reduce the amount available to borrow on the Revolver. As of December 27, 2025 and December 28, 2024, the available credit under the Revolver was $26.4 million and $26.9 million, respectively, reflecting the available limit of $30.0 million less outstanding letters of credit of $3.6 million and $3.1 million, respectively. Loan amounts under the Revolver may be borrowed, repaid and re-borrowed during the term. The unused portion of the Revolver bears a commitment fee of 0.50%.
The following summarizes the Company’s outstanding long-term debt as of December 27, 2025 and December 28, 2024:
(in thousands)	As of December 27, 2025	As of December 28, 2024
Term loans, gross	$158,813	$163,969
Less: unamortized debt issuance costs	(2,839)	(3,799)
Total long-term debt	155,974	160,170
Less: current potion of long-term debt	(8,250)	(5,156)
Long-term debt, net of current portion	$147,724	$155,014

Reformation Inc. (formerly known as REF Topco, Inc.) and Subsidiaries
Notes to Consolidated Financial Statements
The Term Loan may be prepaid in whole or in part prior to the maturity date and is subject to certain lender fees if converted, assigned, or paid on a day other than the end of the interest period.
The Term Loan requires quarterly principal payments with a balloon payment upon maturity. Scheduled principal payments for future fiscal years are as follows:
Fiscal year	(in thousands)
2026	8,250
2027	9,281
2028	13,407
2029	127,875
Total term loan – principal payments	$158,813
Interest on the Term Loan is due quarterly. Interest accrues at Secured Overnight Financing Rate (SOFR) plus 3.75% or at the Company’s option, the Company can fix the rate for a period of time at an Alternate Base Rate plus 2.75%.
Borrowings under the Credit Facility are collateralized by substantially all assets of the Company. The credit agreement contains various customary representations and warranties, affirmative and negative and covenants, including, among others, covenants limiting the ability of the Company and its subsidiaries to dispose of assets, merge or consolidate, make acquisitions, incur indebtedness, grant liens, make investments, make certain restricted payments, and enter into transactions with affiliates, in each case subject to customary exceptions. The Credit Facility requires the Company to maintain a minimum fixed charge coverage ratio of 1.15 to 1.00 as of the last day of each fiscal quarter of the Company through March 31, 2025 and 1.25 to 1.00 for each fiscal quarter thereafter. The Credit Facility also requires that the Company maintain a maximum leverage ratio of 3.50 times Consolidated Adjusted Earnings Before Income Taxes, Depreciation and Amortization (“Adjusted EBITDA”) (as defined in the financing agreement) as of the last day of any fiscal quarter of the Company. As of December 27, 2025 and December 28, 2024, the Company was in compliance with all financial covenants contained in the Credit Facility.
8.   Net Revenues
A summary of disaggregated net revenues is as follows:
	Years Ended
(in thousands)	December 27, 2025	December 28, 2024	December 30, 2023
Direct-to-consumer (DTC)	454,060	396,355	324,187
Wholesale and other	53,044	41,802	35,336
Net revenues	$507,104	$438,157	$359,523
Direct-to-consumer represents net revenues from e-commerce through the Company’s online sale platform and net revenues from retail through direct product sales made from stores located in the U.S., Canada, France, and the United Kingdom. Wholesale and other net revenues consist of sales made to third-party retailers such as department stores and online retailers, sales to distributors, and other miscellaneous revenues such as sample sales.

Reformation Inc. (formerly known as REF Topco, Inc.) and Subsidiaries
Notes to Consolidated Financial Statements
9.   Income Taxes
The components of income before income taxes are as follows:
	Years Ended
(in thousands)	December 27, 2025	December 28, 2024	December 30, 2023
Domestic	$12,057	$38,981	$37,917
Foreign	4,801	6,696	835
Income before income taxes	$16,857	$45,677	$38,752
The components of the income tax provision consist of the following:
	Years Ended
(in thousands)	December 27, 2025	December 28, 2024	December 30, 2023
Current
Federal	$1,900	$10,960	$9,091
State	2,220	5,499	5,639
Foreign	(194)	1,168	425
	3,925	17,627	15,155
Deferred
Federal	1,707	(4,022)	(3,880)
State	(1,142)	(1,121)	3,709
Foreign	(271)	263	(118)
	294	(4,880)	(289)
	$4,219	$12,747	$14,866
Income tax provision related to continuing operations differ from the amounts computed by applying the statutory federal income rate of 21% and income tax expense reported in the consolidated financial statements are as follows:
	Years Ended
(in thousands)	December 27, 2025	December 28, 2024	December 30, 2023
Tax at federal statutory rate	$3,540	$9,592	$8,201
State taxes	349	3,327	5,850
Permanent differences	254	633	239
Tax credits	(495)	(160)	(663)
Section 250 deduction	—	(855)	(429)
Uncertain tax positions	1,847	76	1,569
Effect of Foreign Operations	(1,461)	—	—
Payable Adjustment	251	—	—
Others	(66)	134	99
Income tax provision	$4,219	$12,747	$14,866
For the year ended December 27, 2025, the Company’s effective tax rate of 25.02% differs from the U.S. federal statutory rate primarily related to changes to uncertain tax positions and effect of foreign

Reformation Inc. (formerly known as REF Topco, Inc.) and Subsidiaries
Notes to Consolidated Financial Statements
operations. For the year ended December 28, 2024, the Company’s effective tax rate of 27.91% differs from the U.S. federal statutory rate of 21% primarily related to state and local income taxes. For the year ended December 30, 2023, the Company’s effective tax rate of 38.4% differs from the U.S. federal statutory rate primarily related to state and local income taxes including changes to unrecognized tax benefits and a remeasurement of the Company’s deferred tax assets and liabilities in the amount of $3.7 million as a result of changes to guidance regarding the application of California tax law.
The components of deferred income taxes consist of the following:
	As of
(in thousands)	December 27, 2025	December 28, 2024
Deferred tax assets
Accrued compensation and other	$2,493	$2,693
Amortization – Section 174 Costs	237	5,067
Operating lease liabilities	51,631	43,212
Inventory reserves	4,164	2,860
Property and equipment	1,777	1,905
Stock-based compensation	2,635	2,409
Reserves for sales returns	2,256	1,909
State income taxes	4,109	5,132
Deferred gift card revenue	2,610	2,423
Transaction costs	753	835
Other deferred tax assets	1,302	1,251
	73,968	69,696
Valuation allowance	—	—
Total deferred tax assets	73,968	69,696
Deferred tax liabilities
Intangibles	(89,268)	(90,421)
Operating lease right-of-use assets	(45,643)	(38,523)
Prepaid expenses	(137)	(388)
Property and equipment	(6,643)	(7,345)
Other deferred tax liabilities	(21)	(467)
Total deferred tax liabilities	(141,713)	(137,144)
Net deferred tax liabilities	$(67,744)	$(67,448)
In assessing the realizability of its deferred tax assets, the Company considered whether it is more likely than not that some portion or all the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and net operating loss carryforwards can be utilized. The Company considered all positive and negative evidence when determining the amount of the net deferred tax assets that are more likely than not to be realized. This evidence includes, but is not limited to, historical earnings, scheduled reversal of taxable temporary differences, tax planning strategies and projected future taxable income.
Based on the weight of all available evidence, including the expected reversal of existing taxable temporary differences and current operating income, the Company determined that its net deferred tax

Reformation Inc. (formerly known as REF Topco, Inc.) and Subsidiaries
Notes to Consolidated Financial Statements
assets are realizable on a more than likely than not basis. There was no change in the Company’s valuation allowance during the fiscal years ended December 27, 2025, December 28, 2024 and December 30, 2023.
Undistributed earnings of the foreign subsidiaries in Canada and the United Kingdom are considered to be permanently reinvested and accordingly, no deferred U.S. income taxes have been provided thereon. Upon distribution of those earnings in the form of dividend or otherwise, the Company would be subject to U.S. income tax. The amount of temporary differences related to undistributed earnings and other outside temporary differences upon which U.S. income taxes have not been provided is immaterial to these consolidated financial statements.
The Company files income tax returns in the U.S. and various state and foreign jurisdictions. The Company’s U.S federal and state income tax periods are generally open to examination for the tax fiscal years 2021 through 2025. The Company’s Canadian and United Kingdom tax fiscal years 2021 through 2025 also remain open for examination.
A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:
	Years Ended
(in thousands)	December 27, 2025	December 28, 2024	December 30, 2023
Balances at the beginning of the year	$2,688	$2,733	$770
Increases in tax positions for current year	1,837	(25)	1,963
Lapse in statute of limitations	—	(20)	—
Balances at the end of the year	$4,525	$2,688	$2,733
Interest and penalties related to unrecognized tax benefits are included within the income tax provision for taxes in the consolidated statements of operations and comprehensive income, while accrued interest and penalties and unrecognized tax benefits are included in other noncurrent liabilities within the consolidated balance sheets.
As of December 27, 2025, December 28, 2024, and December 30, 2023, there are $4.5 million, $2.7 million, and $2.7 million, respectively, of unrecognized tax benefits that if recognized would affect the annual effective tax rate.
Although it is reasonably possible that certain unrecognized tax benefits may increase or decrease within the next 12 months due to tax examination changes, settlement activities, expirations of statute of limitations, or the impact on recognition and measurement considerations related to the results of published tax cases or other similar activities, the Company does not anticipate any significant changes to unrecognized tax benefits over the next 12 months.
10.   Stock-Based Compensation
In 2019, the Company established the 2019 stock option plan (the “SBC Plan”) to allow the Company to issue nonqualified stock options (“NQSO”) to eligible participants.
The SBC Plan is administered by the Compensation Committee of the Company’s Board of Directors, which determines the terms of the options granted, including exercise price, number of options granted, and vesting period of such options. Under the SBC Plan, the exercise price of options may not be less than the fair market value of the Company’s common stock at the date of grant. Options have a term of no more than ten fiscal years from the date of grant and are generally cancelled 90 days after termination of employment or other service.
As of December 27, 2025, there are 47,528 shares reserved for issuance under the SBC Plan, of which options to purchase 41,507 shares are outstanding and 6,021 shares remain available for issuance.

Reformation Inc. (formerly known as REF Topco, Inc.) and Subsidiaries
Notes to Consolidated Financial Statements
The Company grants 50% of the options with a service condition (“time-based option”) and 50% of the options with both market and an implied performance condition (“performance-based option”) (collectively, the “Options”). The time-based options have the same exercise price as the performance-based options.
Time-Based Options
The time-based options vest over a four-year period with 25% of the shares vesting one year after the service date and the remaining 75% of shares vesting in equal installments monthly for the following 36 months.
All time-based options, to the extent outstanding, vest in full if there is a Change in Control (as defined in the SBC Plan). In the event of a Change in Control, the Company’s Board may provide for (i) the holders of options to exercise such options in full and/or (ii) the cancellation of options in exchange for payment (in cash or other substitute consideration) in respect of each share covered by the option (disregarding whether or not vested) in an amount equal to the excess, if any, of the per share price paid or distributed to stockholders in the transactions over the exercise price of such option.
The absence of a public market for the Company’s common shares requires the Board to estimate the fair value of a common share for the purposes of granting options and for determining share-based compensation expense by considering several objective and subjective factors, including contemporaneous third-party valuations, actual and forecasted operating and financial results, market conditions and performance of comparable publicly traded companies. For fiscal years 2023 and prior, the Company used an income approach to determine the Company’s fair value and price per common share. Starting in fiscal year 2024, the Company utilized the Probability-Weighted Expected Return Method to determine the Company’s fair value and price per common share.
The Company uses the Black-Scholes option-pricing model to estimate the grant date fair value of time-based options. Changes in assumptions can materially impact the estimated fair value of stock options. The weighted average assumptions used in the valuation model are presented in the following table:
	Years Ended
	December 27, 2025	December 28, 2024	December 30, 2023
Valuation assumptions
Expected term (years)	0.6	1.0	1.0
Expected volatility	40%	38%	50%
Risk-free interest rate	4.24%	5.16%	0.15%
Dividend yield	0%	0%	0%
Expected term — The expected term considers various factors such as the vesting term, the contractual term, and the expected timing of a Change in Control.
Expected volatility — Expected volatility for options granted during the fiscal years 2025, 2024 and 2023 is based on the average historical volatility and implied volatility of similar entities with publicly traded shares.
Risk-free interest rate — The risk-free interest rate used in the Black-Scholes option-pricing model is based on the implied yield currently available for U.S. Treasury securities at maturity with an equivalent term.
Dividend yield — The Company did not declare or pay any dividends during the fiscal years 2025, 2024 and 2023 and does not currently expect to do so in the future.

Reformation Inc. (formerly known as REF Topco, Inc.) and Subsidiaries
Notes to Consolidated Financial Statements
Option activity under the SBC Plan for time-based option grants is as follows:
	Time-Based Options
	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 28, 2024	20,797	$1,016.85	6.1	$21,037
Options granted	287	2,055.64
Options forfeited or expired	(146)	1,147.00
Outstanding at December 27, 2025	20,938	$1,030.15	5.2	$24,660
Exercisable at December 27, 2025	19,200	$1,009.18	4.9	$23,017
Vested at December 27, 2025	19,200	$1,009.18	4.9	$23,017
On May 2, 2024, in connection with the Company’s share repurchase, the Company’s Board modified the terms and conditions of all of the outstanding vested and unvested stock options by cancelling the original awards granted and reissuing new stock option awards on the new grant date. As a result of the modification, the number of options were reduced and exercise prices were adjusted so that the grantee would receive the same consideration based upon a hypothetical Company valuation both before and after modification. All new options vest over the remaining vesting terms of the original options. Since the modifications were automatically triggered by the share repurchase, the Company determined that there is no incremental compensation expense to be recognized.
Stock-based compensation expense amounted to $1.1 million, $1.2 million and $1.9 million for the fiscal years ended December 27, 2025, December 28, 2024 and December 30, 2023, respectively, and was recognized almost entirely in selling, general and administrative expense except for a de-minimis amount recorded in cost of goods sold. As of December 27, 2025, total unrecognized compensation cost for all time-based options was $1.0 million and is expected to be recognized over a weighted-average period of 0.92 years.
The weighted-average grant-date fair value of time-based options granted under the SBC Plan was $385.06, $951.01 and $328.77 for the fiscal years ended December 27, 2025, December 28, 2024 and December 30, 2023, respectively. The total grant date fair value of time-based options vested during the fiscal years ended December 27, 2025, December 28, 2024 and December 30, 2023 was $0.9 million, $0.9 million and $2.1 million, respectively.
Performance-Based Options
The performance-based options vest when the Company’s controlling shareholder achieves certain multiples of invested capital, based on cash proceeds received by the investor. The percentage of options that vest varies between zero and hundred percent depending on the achievement of a multiple ranging from 175% to 250% of invested capital. At the grant date, the awards have a service condition, a market condition (the “multiple of invested capital” or “MOIC”) and an implied performance condition because the market condition is not deemed to be achievable without the occurrence of a Change in Control or an IPO.
Any portion of the performance-based options that remains unvested immediately after a Change in Control or an IPO (after taking into account any vesting that occurs in connection with such Change in Control), will remain outstanding and eligible to vest through an Exit Event upon the achievement of the multiple of invested capital return thresholds, subject to the participant’s continued employment with the Company until the earlier to occur of (1) an Exit Event (defined as the date on which the Company’s majority shareholder disposes of all of its initial investor shares in the Company) and (2) the date such threshold is

Reformation Inc. (formerly known as REF Topco, Inc.) and Subsidiaries
Notes to Consolidated Financial Statements
achieved. Any performance-based options that remain unvested following an Exit Event will be forfeited and cease to be outstanding without any consideration.
Performance-based option activity for the year ended December 27, 2025 was as follows:
	Performance-Based Options
	Number of Options	Weighted- Average Exercise Price	Weighted- Average Grant Date Fair Value Per Option
Outstanding at December 28, 2024	21,099	$1,017.15	$414.66
Options granted	287	2,055.64
Options forfeited	(814)	1,018.30
Outstanding at December 27, 2025	20,571	$1,031.56	$411.93
On May 2, 2024, in connection with the Company’s share repurchase transaction, the Company’s Board modified the terms and conditions of all outstanding performance-based options as of that date in accordance with pre-existing antidilution provisions in the Company’s SBC Plan. As a result of the modification, the number of performance-based options and exercise prices were reduced so that the grantee would receive the same consideration based upon a hypothetical Company valuation both before and after modification. All other terms remained unchanged.
The weighted-average grant-date fair value of performance-based options granted under the SBC Plan was $329.00, $881.00 and $282.42 for the fiscal years ended December 27, 2025, December 28, 2024 and December 30, 2023, respectively.
At December 27, 2025, there was $8.5 million of total unrecognized compensation cost related to nonvested performance-based options which is expected to be recognized either upon a Change in Control or IPO over the requisite service period or when the MOIC is achieved. No expense has been recognized for the fiscal years ended December 27, 2025, December 28, 2024 and December 30, 2023 as the implied performance condition is not considered probable. If the MOIC is not met upon the occurrence of a Change in Control or an IPO, the Company will recognize compensation cost based on the proportion of the requisite service period already completed and attribute the remaining expense over the derived service period. If the MOIC is satisfied before the end of the derived service period, the remaining cost will be recognized in full.
Restricted Stock Units
During the fiscal year ended December 27, 2025, the Company’s Board of Directors granted restricted stock unit awards (“RSUs”) to certain employees outside of the SBC Plan.
The awards contain both a service condition and a performance-based condition. Under the service condition, the awards vest over a period of 4 years. The performance condition requires a Change in Control or IPO event within 7 years of the grant date. No expense has been recognized for the fiscal year ended December 27, 2025, as the performance condition is not deemed probable.

Reformation Inc. (formerly known as REF Topco, Inc.) and Subsidiaries
Notes to Consolidated Financial Statements
The following table summarizes the activities for unvested RSUs for the fiscal year ended December 27, 2025:
	Number of Shares	Weighted- Average Grant Date Fair Value Per Share
Unvested at December 28, 2024	—	—
Granted	544	$2,208.00
Unvested at December 27, 2025	544	$2,208.00
As of December 27, 2025, there was $1.2 million of unrecognized compensation cost related to unvested RSUs.
11.   Stockholders’ Equity
The Company’s Board of Directors has authorized one class of shares, common stock. The Company is authorized to issue 750,000 shares of common stock and has 348,875 shares issued and outstanding as of December 27, 2025 and December 28, 2024, respectively.
Common Stock Repurchases
On May 1, 2024, the Company’s Board of Directors approved a repurchase of 144,729 shares of common stock from all stockholders’ on record pro rata to the stockholders’ ownership at $1,140 per share for an aggregate price of $165.0 million. The repurchase transaction closed on May 2, 2024. In connection with the transaction, the Company incurred $0.5 million of direct, incremental transaction costs. All repurchased shares were retired and became authorized and unissued shares.
The Company allocated the excess of the repurchase price over the Company’s common stock par value between additional paid-in capital and retained earnings on a pro rata basis in accordance with ASC 505-30. Accordingly, the Company allocated $144.7 million to additional paid-in capital and $20.7 million to retained earnings.
The price per share of $1,140 paid to all stockholders was based on a valuation performed as of June 24, 2023 utilizing a discounted cash flow method to determine the Company’s fair value. The fair value per share as of May 2, 2024, amounting to $1,713, was determined using a Probability-Weighted Expected Return Method to determine the Company’s fair value. As the price per share paid to all stockholders was less than the fair value per share as of May 2, 2024, and the repurchase of common stock was done in a ratable amount for all existing stockholders, the Company determined that the repurchase transaction was also accompanied by an in substance reverse stock split ratio of 1-for-1.14 which requires retrospective adjustment solely for the calculation of earnings per share under U.S. GAAP. The in substance reverse stock split did not affect any stockholder’s percentage ownership interest in the Company.

Reformation Inc. (formerly known as REF Topco, Inc.) and Subsidiaries
Notes to Consolidated Financial Statements
12.   Earnings Per Share
The following table sets forth the computation of basic and diluted earnings per share for the periods indicated:
	Years Ended
(in thousands, except share and per share data)	December 27, 2025	December 28, 2024	December 30, 2023
Net income available to common stockholders	$12,638	$32,930	$23,886
Weighted average shares outstanding – basic	348,875	377,329	433,146
Dilutive effect of stock options	10,503	5,812	1,625
Weighted average shares outstanding-diluted	359,378	383,141	434,771
Basic earnings per share	$36.23	$87.27	$55.15
Diluted earnings per share	35.17	85.95	54.94
Time-based shares excluded from the computation of diluted earnings per share	267	3,272	7,526
Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share by dividing net income available to common stockholders by the sum of the weighted average number of common shares and dilutive potential common shares outstanding during the period.
The effect of the potential common shares from the exercise of the Company’s time-based stock options are included in diluted earnings per share under the treasury stock method as their effect is dilutive. The contingently issuable common shares from performance-based stock options are excluded in diluted earnings per share because, as of December 27, 2025, the Company determined that the performance and market conditions have not yet been satisfied.
The following shares have been excluded from the computation of diluted earnings per share as their inclusion would have an anti-dilutive effect on earnings per share, or in the case of contingently issuable performance shares, conditions have not been satisfied:
•
For the fiscal years ended December 27, 2025, December 28, 2024 and December 30, 2023, the weighted-average outstanding time-based stock options to purchase 267, 3,272 and 7,526 common shares, respectively.

•
The effect of 20,571, 21,099 and 28,742 of contingently issuable performance-based shares as of December 27, 2025, December 28, 2024 and December 30, 2023, respectively.

•
The effect of 544 performance-based RSUs as of December 27, 2025.

In May 2024, the Company repurchased 144,729 shares of common stock on a pro rata basis.
13.   Leases
The Company has certain manufacturing facilities, warehouse, office, and retail space that are accounted for as operating leases. The Company’s lease terms may include options to extend or terminate the lease and are, therefore, included in the operating lease right-of-use assets and operating lease liabilities when such options are reasonably certain to be exercised. Rent expense is recorded on a straight-line basis over the term of the lease (“operating lease cost”) and is included in cost of goods sold and selling, general, and administrative expenses on the condensed consolidated statements of operations and comprehensive income.
The Company may from time to time enter into short-term leases for office or store lease arrangements for transitional or test capacity. Any such leases under twelve months are not included in the operating lease

Reformation Inc. (formerly known as REF Topco, Inc.) and Subsidiaries
Notes to Consolidated Financial Statements
right-of-use assets and operating lease liabilities on the condensed consolidated balance sheets, and rent expense is recorded on a straight-line basis over the term of the lease.
The following table presents the Company’s total lease cost:
	Years Ended
(in thousands)	December 27, 2025	December 28, 2024	December 30, 2023
Operating lease expense	$28,898	$21,274	$14,450
Short term lease expense	126	231	222
Variable lease expense	4,839	3,258	2,611
Total lease expense	$33,863	$24,763	$17,283
The following table presents information about operating leases recognized in the consolidated financial statements:
	As of
(in thousands)	December 27, 2025	December 28, 2024
Operating leases
Operating lease right-of-use assets	$167,695	$133,707
Current portion of operating lease liabilities	$16,670	$11,749
Operating lease liabilities, net of current portion	166,837	135,824
Total operating lease liabilities	$183,507	$147,573
In 2024, the Company leased and began making improvements to a new facility in California. The facility opened in 2025 and is used for distribution, corporate administration, and manufacturing. The Company recognized a right-of-use asset and a corresponding lease liability of $60.5 million as of June 1, 2024, the date of lease commencement.
Other information related to leases are as follows:
	As of
	December 27, 2025	December 28, 2024
Weighted average remaining lease term (in years)
Operating leases	9.4	10.2
Weighted average discount rate
Operating leases	4.8%	4.7%

Reformation Inc. (formerly known as REF Topco, Inc.) and Subsidiaries
Notes to Consolidated Financial Statements
Future minimum lease payments for operating leases are as follows:
(in thousands)	Operating Lease Liability
Fiscal year
2026	24,922
2027	27,856
2028	26,820
2029	24,443
2030	21,466
Thereafter	110,481
Total undiscounted lease payments	235,988
Less: Imputed interest	(52,481)
Present value of future minimum lease payments	$183,507
14.   Commitments and Contingencies
Legal Matters
The Company is from time to time involved in various claims and legal actions arising in the ordinary course of business, including proceedings involving workers’ compensation and other employee claims, unfair business practices, tort, and other general liability claims. While the Company cannot predict with certainty the results of these claims and legal actions in which it is currently or in the future may be involved, the Company does not expect that the ultimate disposition of any currently pending claims or actions will have a material adverse effect on the Company’s consolidated balance sheets, statements of operations and comprehensive income, or liquidity.
15.   Employee Benefit Plan
In 2019, the Company established The LYMI Inc. 401(k) Profit Sharing Plan and Trust (the “Plan”) of LYMI Inc. Employees who have worked for the Company for three consecutive months and meet certain eligibility restrictions may participate in the Plan and may defer up to 92% of their salaries up to the maximum amount allowed by law of their eligible compensation to the Plan. The Company’s matching contribution is based on a percentage formula set forth in the Plan agreement. Company contributions to the Plan were $1.8 million, $1.5 million and $1.2 million for the fiscal years ended December 27, 2025, December 28, 2024 and December 30, 2023 respectively. Contributions to the employee benefit plan are primarily recognized within selling, general and administrative expenses in the consolidated statements of operations and comprehensive income.
16.   Segment Information
Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s CODM is its Chief Executive Officer. The Company has determined that it operates in one operating segment and one reportable segment, as the CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance.
While the CODM evaluates operating performance based on both consolidated net income and Adjusted EBITDA, the primary measure of profit and loss evaluated by the CODM for its single reportable segment is consolidated net income.

Reformation Inc. (formerly known as REF Topco, Inc.) and Subsidiaries
Notes to Consolidated Financial Statements
The CODM is also regularly provided disaggregated expense information, as shown below:
	Years Ended
(in thousands)	December 27, 2025	December 28, 2024	December 30, 2023
Revenue	$507,104	$438,157	$359,523
Less:
Cost of goods sold(a)	201,328	155,251	129,033
Selling expenses(a)	71,328	57,383	51,309
Marketing expenses(a)	44,532	38,371	33,685
Employee compensation(b)	78,011	64,271	55,602
Occupancy expenses	38,102	28,513	20,265
Other segment expenses(c)	30,717	30,451	21,664
Depreciation of property and equipment	12,336	9,261	6,912
Amortization of definite-lived intangible assets	838	838	1,568
Stock-based compensation expense	1,095	1,161	1,908
Interest expense	14,574	10,713	—
Income tax expense	4,219	12,747	14,866
Plus:
Interest income	1,840	3,003	1,052
Other segment items	773	730	123
Segment net income	$12,638	$32,930	$23,886

(a)
Amounts are exclusive of depreciation and amortization expense as well as certain employee compensation and occupancy expenses.

(b)
Amount is exclusive of share-based compensation expense.

(c)
Other segment expenses primarily include technology costs, professional fees, and other general and administrative expenses.

17.   Geographic Information
The Company operated in the United States and internationally for the fiscal years ended December 27, 2025, December 28, 2024 and December 30, 2023. Net revenues from retail stores are attributed to the geographic area in which the store is located, while net revenues from e-commerce and wholesale are attributed based on the customer’s shipping destination.
The following table lists net revenues by geographic area:
	Years Ended
(in thousands)	December 27, 2025	December 28, 2024	December 30, 2023
United States	$415,577	$365,002	$294,444
Rest of the world(1)	91,527	73,155	65,079
Total net revenues	$507,104	$438,157	$359,523

(1)
No individual country exceeds 10% of total net revenues for any period presented.

Reformation Inc. (formerly known as REF Topco, Inc.) and Subsidiaries
Notes to Consolidated Financial Statements
The following table lists long-lived assets by geographic area:
	As of
(in thousands)	December 27, 2025	December 28, 2024
United States	$75,971	$47,555
Rest of the world(2)	7,375	3,313
Total property and equipment, net	$83,346	$50,868

(2)
No individual country exceeds 10% of total net property and equipment for any period presented.

The following table lists right-of-use assets by geographic area:
	As of
(in thousands)	December 27, 2025	December 28, 2024
United States	$150,316	$125,240
Rest of the world(3)	17,379	8,467
Total right-of-use assets	$167,695	$133,707

(3)
No individual country exceeds 10% of total right-of-use assets for any period presented.

18.   Condensed Financial Information of Parent Company
Reformation Inc. has no material assets or standalone operations other than its ownership in its consolidated subsidiaries. Under the terms of the Credit Facility entered into in May 2024, the Company’s subsidiaries, including REF Holdings, Inc., a wholly-owned subsidiary of the Company, are restricted from making payments of dividends unless certain conditions are met. These covenants provide for certain exceptions for specific types of payments. These restrictions have resulted in the restricted net assets (as defined in Rule 4-08(e)(3) of Regulation S-X) of REF Holdings, Inc. and its subsidiaries exceeding 25% of the consolidated net assets of Reformation Inc. and its subsidiaries.
The condensed financial information below is presented on a “parent-only” basis, and Reformation Inc.’s investment in its subsidiary is stated at cost plus equity in earnings of subsidiary less distributions received from subsidiary since the date of the August 26, 2019 acquisition. Reformation Inc.’s share of net income of its subsidiary is included in net income using the equity method of accounting.
In May 2024, Reformation Inc. received a dividend from its subsidiary of $165.0 million which was used for share repurchases.
The following table presents the parent-only balance sheets of Reformation Inc. as of December 27, 2025 and December 28, 2024:
(in thousands)	December 27, 2025	December 28, 2024
Assets
Cash and cash equivalents	$24	$2,638
Accounts receivable	—	1,582
Prepaid expenses and other current assets	—	16
Investment in subsidiary, net of distributions	440,773	423,951
Total assets	$440,797	$428,187

Reformation Inc. (formerly known as REF Topco, Inc.) and Subsidiaries
Notes to Consolidated Financial Statements
(in thousands)	December 27, 2025	December 28, 2024
Liabilities and Stockholders’ Equity
Accrued expenses and other current liabilities	$—	$1,582
Total liabilities	—	1,582
Stockholders’ equity	440,797	426,605
Total liabilities and stockholders’ equity	$440,797	$428,187

The following table presents the parent-only statement of operations of Reformation Inc. for the fiscal years ended December 27, 2025, December 28, 2024 and December 30, 2023:
(in thousands)	December 27, 2025	December 28, 2024	December 30, 2023
Operating expenses
Selling, general and administrative expenses	$21	$30	$27
Loss from operations	(21)	(30)	(27)
Other income
Equity in earnings of subsidiary	12,594	32,742	23,703
Interest income, net	66	190	205
Other income, net	—	28	5
Total other income	12,660	32,960	23,913
Income before income taxes	12,638	32,930	23,886
Net income	$12,638	$32,930	$23,886
The following table presents the parent-only statement of cash flows of Reformation Inc. for the fiscal years ended December 27, 2025, December 28, 2024 and December 30, 2023:
(in thousands)	December 27, 2025	December 28, 2024	December 30, 2023
Cash flows from operating activities
Net income	$12,638	$32,930	$23,886
Adjustments to reconcile net income to net cash provided by operating activities
Equity in earnings of subsidiary	(12,594)	(32,742)	(23,703)
Increase (decrease) in cash due to changes in assets and liabilities
Accounts receivable	1,582	(1,582)	—
Prepaid expenses and other current assets	17	26	26
Accrued expenses and other current liabilities	(1,582)	1,582	—
Net cash provided by operating activities	62	214	209
Cash flows from investing activities
Dividend from subsidiary	—	165,000	—
Net cash provided by investing activities	—	165,000	—

Reformation Inc. (formerly known as REF Topco, Inc.) and Subsidiaries
Notes to Consolidated Financial Statements
(in thousands)	December 27, 2025	December 28, 2024	December 30, 2023
Cash flows from financing activities
Proceeds from issuance of common stock	—	368	29
Funding (to) from subisidiaries	(2,676)	(13,267)	15,534
Repurchases of common stock, net	—	(165,479)	—
Net cash (used in) provided by financing activities	(2,676)	(178,378)	15,563
Net (decrease) increase in cash and cash equivalents	(2,614)	(13,164)	15,772
Cash and cash equivalents
Beginning of the year	2,638	15,802	30
End of the year	$24	$2,638	$15,802

19.   Subsequent Events
Tariffs Ruling
On February 20, 2026, the U.S. Supreme Court issued a ruling in Learning Resources, Inc. v. Trump, holding that the International Emergency Economic Powers Act (“IEEPA”) does not authorize the President to impose tariffs. This ruling invalidated certain tariffs previously paid by the Company during the fiscal year ended December 27, 2025, and through the date of this filing.
As of December 27, 2025, the Company had recognized within cost of goods sold approximately $18.5 million in cumulative IEEPA based duties which consists of $10.2 million of IEEPA tariffs legally imposed on the Company and $8.3 million of IEEPA tariffs legally imposed on the Company's vendors that were passed on to the Company. While the Supreme Court’s decision indicates that these duties were unlawfully collected, significant uncertainty exists regarding the timing, process, and realization of any refunds from the U.S. Customs and Border Protection. The Company is currently evaluating administrative and legal channels to pursue its rights to these refunds.

        Shares
Common Stock

PRELIMINARY PROSPECTUS

J.P. Morgan*	Morgan Stanley*
        , 2026

*
In alphabetical order.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.   Other Expenses of Issuance and Distribution
The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of the common stock being registered hereby (other than the underwriting discounts and commissions). All of such expenses are estimates, except for the SEC registration fee, the Financial Industry Regulatory Authority Inc. (“FINRA”) filing fee and the stock exchange listing fee.
Amount Paid or to Be Paid
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*
Total	$	*

*
To be provided by amendment.

Item 14.   Indemnification of Directors and Officers
Section 145 of the DGCL authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the DGCL are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.
The Registrant’s amended and restated certificate of incorporation will provide that its directors and officers will not be personally liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation is not permitted under the DGCL, as may be amended, or for liability:
•
for any breach of the director’s or officer’s duty of loyalty to the Registrant or its stockholders;

•
for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•
in the case of a director, pursuant to Section 174 of the DGCL;

•
for any transaction from which the director derived an improper personal benefit; or

•
in the case of an officer, in any action by or in the right of the Registrant.

The Registrant’s amended and restated bylaws will provide that the Registrant must indemnify its directors and officers to the fullest extent permitted by law. The Registrant will also be expressly authorized to advance certain expenses (including attorneys’ fees) to its directors and officers and carry directors’ and officers’ insurance providing for indemnification of its directors and officers for some liabilities.
Prior to the completion of this offering, the Registrant will enter into indemnification agreements with each of its directors and officers that will provide for, among other things, indemnification to the fullest extent permitted by law against any and all expenses, judgments, fines, penalties, and amounts paid in settlement

(with the Registrant’s consent) of any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative. The indemnification agreements will also provide for the advancement or payment of all expenses to the Registrant’s directors and officers and for reimbursement of such advanced expenses to the Registrant if it is found that such director or officer is not entitled to such indemnification under applicable law.
The Registrant will obtain a general liability insurance policy that covers certain liabilities of its directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the Registrant, its directors, its officers, or persons who control the Registrant pursuant to the foregoing provisions, the Registrant has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
The underwriting agreement, to be filed as Exhibit 1.1 to this registration statement, will provide for indemnification, under certain circumstances, by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.
Item 15.   Recent Sales of Unregistered Securities
Within the past three years, the Registrant has issued the following securities of the Registrant which were not registered under the Securities Act:
•
Since            , 2023, the Registrant has granted to its employees and others options to purchase an aggregate of        shares of common stock under its equity incentive plans at a weighted average price of $       per share.

•
Since            , 2023, the Registrant has issued and sold to its employees and others an aggregate of        shares of common stock in connection with the exercise of options granted under its equity incentive plans at a weighted average exercise price of $       per share.

•
Since            , 2023, the Registrant has granted to its employees and others restricted stock units representing an aggregate of        shares of common stock under its equity incentive plans.

The foregoing transaction did not involve any underwriters, underwriting discounts or commissions, or any public offering. The Registrant believes that each of these transactions was exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2), Regulation D, Regulation S or Rule 701 of the Securities Act or as transactions not involving the sale of securities.
Item 16.   Exhibits and Financial Statement Schedules
(a)
Exhibits

Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement
3.1*	Certificate of Incorporation of Ref Topco, Inc., as amended to date and as currently in effect
3.2*	Form of Amended and Restated Certificate of Incorporation of Reformation Inc., to be effective upon consummation of this offering
3.3*	Amended and Restated Bylaws of the Reformation Inc., as currently in effect
3.4*	Form of Amended and Restated Bylaws of Reformation Inc., to be effective upon consummation of this offering
4.1*	Form of Common Stock Certificate
5.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
10.1*	Form of Registration Rights Agreement
10.2*	Form of Stockholders’ Agreement

Exhibit Number	Exhibit Description
10.3†*	Amended and Restated Reformation Inc. 2019 Stock Option Plan
10.4†*	Form of Reformation Inc. Nonqualified Stock Option Agreement
10.5†*	Form of Reformation Inc. Restricted Stock Unit Agreement
10.6†*	Form of 2026 Omnibus Incentive Plan
10.7†*	Form of Employee Stock Purchase Plan
10.8*	Form of Indemnification Agreement
10.9†*	Employment Agreement with Hali Borenstein, effective as of June 12, 2020
10.10†*	Employment Agreement with Joshua Moore, effective as of February 20, 2025
10.11†*	Employment Agreement with Ivan Tchakarov, effective as of April 29, 2022
10.12*	Credit Agreement, dated as of May 2, 2024, among LYMI Inc., Ref Holdings, Inc. and the subsidiaries of LYMI Inc. from time to time party thereto, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent and collateral agent
10.13*	Warehouse Lease Agreement, dated as of June 7, 2024, by and between LYMI Inc. and 5801 Second Street, LLC
10.14*	Logistics Service Agreement, dated as of January 31, 2023, by and between LYMI Inc. and CEVA Logistics Netherlands B.V.
21.1*	List of Subsidiaries
23.1*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
23.2*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (included on the signature page to this registration statement)
107*	Filing Fee Table

*
To be filed by amendment.

†
indicates management contract or compensatory plan

(b)
Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.
Item 17.   Undertakings
The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon

Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the undersigned registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vernon, State of California on           , 2026.
Reformation Inc.
By:

Name: Hali Borenstein
Title:  Chief Executive Officer
POWER OF ATTORNEY
Each person whose signature appears below hereby constitutes and appoints             ,              and             , and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, and full power to act without the other, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462 under the Securities Act of 1933) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto the said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that the said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
Hali Borenstein	Chief Executive Officer, President and Director (Principal Executive Officer)	, 2026
Joshua Moore	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2026
Yael Aflalo	Director	, 2026
Zipporah Allen	Director	, 2026
John Coyle	Director	, 2026
Shreya Kadaba	Director	, 2026
Brigitte Kleine	Director	, 2026